Form 20-F
PSYENCE BIOMEDICAL LTD.
filed 2024-01-31
CIK 1985062

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: January 25, 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1
+1 (416) 346-7764

(Address of principal executive offices)

Copy to:

Neil Maresky
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1
+1 (416) 346-7764

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	PBM	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one Common Share at an exercise price of $11.50 per share	PBMWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 13,390,659 common shares and 13,070,000 warrants to purchase common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issue by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

On January 25, 2024 (the “Closing Date”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Psyence Biomedical” or the “Company”), consummated the previously announced business combination pursuant to the Amended and Restated Business Combination Agreement (as amended, the “BCA”), dated as of July 31, 2023, by and among the Company, Newcourt Acquisition Corp, a Cayman Islands exempted company (“NCAC”), Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence II”).

The following transactions occurred pursuant to the terms of the BCA (collectively, the “Business Combination”) at the effective time of the Merger (the “Effective Time”):

•	Parent contributed Psyence II to the Company in a share for share exchange (the “Company Exchange”).

•	Following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of NCAC was converted into the right to receive one common share of the Company (“Company Common Share”).

iii

•	Each outstanding warrant to purchase NCAC Class A ordinary shares was converted into a warrant to acquire one Company Common Share (the “Company Warrants”) on substantially the same terms as were in effect immediately prior to the Effective Time under their terms.

On January 15, 2024 and January 23, 2024, the parties to the BCA entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, Psyence Biomedical, Parent, Psyence II, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, (X) on a conditional basis, to waive the closing conditions contained in the BCA that, at or prior to the closing of the Business Combination (the “Closing”), (i) NCAC shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (Y) to waive certain deliverables under Section 3.6 of the BCA (the “Closing Deliverables”). Upon the Closing, the Psyence Parties waived in full the Minimum Cash Condition, the PIPE Investment Condition and the Closing Deliverables.

As previously disclosed, on January 15, 2024, in connection with the Business Combination, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among (i) the Company, (ii) Psyence II, (iii) Sponsor, and (iv) certain investors (the “Investors”) relating to up to four senior secured convertible notes (collectively, the “Notes” and the transactions pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which are guaranteed by certain assets of the Company and Psyence II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts.

The Note for the first tranche of the Financing (the “First Tranche Note”), for a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts was issued to the Investors substantially concurrently with, and contingent upon, the Closing. The Financing closed immediately prior to the Business Combination.

The Company Common Shares and the Company Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “PBM” and “PBMWW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we,” “us,” “our,” “Psyence Biomedical” or the “Company” refer to Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

•	the ability of Psyence Biomedical to realize the benefits expected from the Business Combination and to maintain the listing of the Company Common Shares or the Company Warrants on Nasdaq;

•	risks that the Business Combination disrupts current plans of Psyence Biomedical or diverts management’s attention from Psyence Biomedical’s ongoing business operations and potential difficulties in Psyence Biomedical’s employee retention as a result of the Business Combination;

•	volatility in the price of the securities of the Company due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the Company’s capital structure;

•	Psyence Biomedical’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

•	factors relating to the business, operations and financial performance of the Company, including, but not limited to:

•	the Company’s ability to achieve successful clinical results;

•	the Company currently has no products approved for commercial sale;

•	the Company’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products;

•	the Company’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of the Company’s product candidates;

•	the Company’s ability to commercialize product candidates and achieve market acceptance of such product candidates;

•	the Company’s success is dependent on product candidates which it licenses from third parties;

•	the ability to respond to general economic conditions;

•	the Company has incurred significant losses since inception, and it expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;

•	the Company requires substantial additional capital to finance its operations, and if it is unable to raise such capital when needed or on acceptable terms, it may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts;

•	the Company’s ability to develop and maintain effective internal controls;

•	assumptions regarding interest rates and inflation;

•	competition and competitive pressures from other companies worldwide in the industries in which the Company operates; and

•	litigation and the ability to adequately protect the Company’s intellectual property rights.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of the proxy statement/prospectus (the “Proxy Statement/Prospectus”) forming a part of the Registration Statement on Form F-4 of the Company (File No. 333-273553) (the “Registration Statement”) filed in connection with the Business Combination, which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

B.	Advisers

Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105, United States, has acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company following the completion of the Business Combination.

WeirFoulds LLP, 66 Wellington Street West, Suite 4100, P.O. Box 35, TD Bank Tower, Toronto, Ontario, Canada M5K 1B7, has acted as counsel for the Company with respect to Ontario law and will continue to act as counsel for the Company with respect to Ontario law following the completion of the Business Combination.

C.	Auditors

For the fiscal years ended March 31, 2023, 2022 and 2021, MNP LLP, has acted as the independent registered public accounting firm for Psyence Biomedical and is expected to continue to act as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2024.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved.]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of September 30, 2023, after giving effect to the Business Combination and the Financing:

Pro Forma Ownership	Shares	Number of Percent Outstanding
Rollover equity shares of Psyence Biomedical shareholders	5,000,000	37.34%
NCAC Public Shareholders	119,659	0.89%
Members of Sponsor	3,765,071	28.12%
Sponsor	2,389,929	17.85%
Cantor and CCM	520,000	3.88%
Financing Investors	1,300,000	9.71%
Other Third Party Advisers	296,000	2.21%
Total shares outstanding	13,390,659	100%

The information set forth below in Item 10 under the section titled “Securities Purchase Agreement and Related Agreements” is incorporated herein by reference.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors related to the business and operations of Psyence Biomedical are described in the Proxy Statement/Prospectus under the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the BCA. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Information About Psyence” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement,” which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Company Common Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is www.psyence.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “Information About Psyence” and below under Item 5, which are incorporated herein by reference.

C.	Organizational Structure

The Company is the therapeutic division of Psyence Group Inc., a life science biotechnology company listed on the Canadian Securities Exchange (CSE:PSYG), with a focus on natural psychedelics. Psyence Group Inc. develops natural psilocybin products for the healing of psychological trauma and its mental health consequences in the context of palliative care. The Company has commenced the clinical trial process to evaluate the safety and efficacy of its product candidates. We refer to Parent and its subsidiaries and affiliates prior to the consummation of the Business Combination as the “Psyence Group.”

The Psyence Group was created through various corporate transactions, including a prior business combination of Mindhealth Corp. with Cardinal Capital Partners Inc., a public company, in January 2021, resulting in Parent’s public listing in Canada. MindHealth Biomed Corp. (“MindHealth”) was a private corporation incorporated under the laws of British Columbia on May 21, 2020. Mind Health (Pty) Ltd (“MindHealth Lesotho”) is a private entity incorporated under the laws of the Kingdom of Lesotho, which in May 2020, was granted permission by the Minister of Health (Lesotho) to import, cultivate, produce, manufacture and export psilocybin mushrooms. The governmentally licensed commercial psilocybin cultivation and production facilities operated by MindHealth Lesotho under the name “Psyence Production” are situated in the Kingdom of Lesotho. On May 22, 2020, MindHealth Lesotho became a subsidiary of MindHealth. Pursuant to the Business Combination, the Psyence therapeutics business was be separated from the Psyence Group and included in the newly Nasdaq-listed Psyence Biomed, while the other two divisions of the Psyence Group (Psyence Production and Psyence Function) remained under the Psyence Group. We intend to utilize the funds raised in the Business Combination to provide us with the capital to advance natural psilocybin into a Phase IIb clinical trial study to be conducted under an approved protocol in Australia (the “Phase IIb Study”). The Phase IIb Study, along with its associated assets, contracts and intellectual property constitute the business assets being held by Psyence following the Business Combination.

Canadian Restructuring

Prior to the date of the BCA, (i) Parent formed Psyence II and Psyence Biomedical as wholly-owned subsidiaries, (ii) promptly after entering into the BCA, Parent and Psyence Biomed Corp., a corporation organized under the laws of British Columbia, were amalgamated, and thereafter (iii) Parent (x) transferred the shares of Psyence Australia Pty Ltd. and its related business assets to Psyence II while (y) retaining the shares of Good Psyence (Pty) Ltd (RF) (South Africa), Psyence Jamaica Ltd (Jamaica), Psyence UK Group Ltd., Psyence Therapeutics Corp. (Ontario, Canada), Mind Health (Pty) Ltd (Lesotho), and Psyence South Africa (Pty) Ltd (South Africa) (collectively, the “Excluded Assets”) (such transactions, collectively, the “Canadian Restructuring”).

Psyence Biomedical conducts its operations through its subsidiaries based in Ontario and Australia and also owns a subsidiary in the Cayman Islands, as listed below:

Name	Country of Incorporation and Place of Business	Proportion of Ordinary Shares Held by Psyence Biomedical
Psyence Biomed II Corp	Ontario, Canada	100%
Psyence Australia Pty Ltd	Australia	Indirect 100%
Newcourt Acquisition Corp	Cayman Islands	Indirect 100%

The diagram below depicts a simplified version of Psyence Biomedical immediately following the consummation of the Business Combination.

D.	Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Proxy Statement/Prospectus under the section titled “Information About Psyence — Headquarters and Operational Office,” which is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PSYENCE BIOMEDICAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Group Inc. prior to the consummation of the Business Combination, which will be the business of Psyence Biomedical and its subsidiaries following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Selected Historical Financial Data of Psyence” and our historical condensed consolidated interim financial statements and the related notes included elsewhere in this Report. This discussion and analysis should also be read together with the interim financial statements of Psyence Biomedical for the three and six months periods ended September 30, 2023 and 2022 and the pro forma financial information as of September 30, 2023 and 2022 included elsewhere in this Report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” set forth in the Proxy Statement/Prospecuts and elsewhere in this statement.

The numbers presented here have been translated to USD and are presented in USD.

Overview

Psyence Group Inc.is a life science biotechnology company listed on the Canadian Securities Exchange (CSE: PSYG) with a focus on natural psychedelics. Psyence Biomedical, also referred to as “Psyence Therapeutics”, is a division of Psyence, which is developing natural psilocybin medicinal formulations and treatment protocols for the treatment of adjustment disorder in patients with an incurable cancer diagnosis.

Recent Developments

See “Explanatory Note” in this Report for additional information regarding the Company and the BCA.

Results of Operations

Sales and marketing costs

For the 3-month period ended September 30, 2023, the Company incurred sales and marketing costs of $1,095, consisting primarily of expenses for conferences, content, promotional materials and website design costs. For the 3-month period ended September 30, 2022, sales and marketing costs of $0 were incurred.

For the 6-month period ended September 30, 2023, the Company incurred sales and marketing costs of $2,122 consisting primarily of expenses for conferences, content, promotional materials and website design costs. For the 6-month period ended September 30, 2022, sales and marketing costs of $0 were incurred.

For the year ended March 31, 2023, we incurred sales and marketing costs of $7,024, consisting primarily of expenses for conferences, content, promotional materials and website design costs. For the year ended March 31, 2022, sales and marketing costs of $17,440 were incurred, consisting of costs to create awareness of the Company and its activities, due to its recent establishment.

Research and development

For the 3-month period ended September 30, 2023, the Company incurred research and development costs of ($8,530) due to foreign exchange fluctuations, as compared to $1,984 for the 3-month period ended September 30, 2022.

For the 6-month period ended September 30, 2023, the Company incurred research and development costs of $791,439, as compared to $160,676 for the 6-month period ended September 30, 2022. The costs for both periods were incurred as we commenced clinical trials. The increase in costs reflect the higher costs associated with the Company’s Phase IIb palliative care clinical trial, as opposed to costs related to Phase IIa palliative care clinical trial.

For the year ended March 31, 2023, we incurred research and development costs of $1,607,565. This consisted of $1,372,850 of costs related to the clinical trial for the treatment of adjustment disorder, $170,072 for the formulation and licensing of PEX010 and $64,644 for general research.

General and administration costs

For the 3-month period ended September 30, 2023, the Company incurred general and administrative costs of ($16,105) due to option expense reversals, which consisted of bank fees, salaries and wages and operational costs, compared with $80,604 for the year ended 3-month period ended September 30, 2022. General and administrative costs decreased during the period in comparison to the preceding period as result of a decrease in payroll related costs.

For the 6-month period ended September 30, 2023, the Company incurred general and administrative costs of $85,569, which consisted of bank fees, salaries and wages and operational costs, compared with $172,588 for the 6-month period ended September 30, 2022. General and administrative costs decreased slightly during the period in comparison to the preceding period as result of a decrease in payroll related costs.

For the year ended March 31, 2023, the Company incurred general and administrative costs of $366,132, which consisted of bank fees, salaries and wages and operational costs, compared with $384,747 for the year ended March 31, 2022. General and administrative costs decreased slightly during the year ended March 31, 2023 in comparison to the year ended March 31, 2022 as result of a decrease in payroll related costs.

Professional and consulting fees

For the 3-month period ended September 30, 2023, professional and consulting fees totaled $199,516. This consisted of $129,461 paid to consultants for product development, financial, business strategies and administrative services, legal fees of $46,413 paid to legal practitioners for various corporate matters, and $23,642 for accounting services and audit fees.

For the 3-month period ended September 30, 2022, professional and consulting fees totaled $178,767. This consisted of $178,153 paid to consultants for product development, financial, business strategies and administrative services and legal fees of $614 paid to legal practitioners for various corporate matters.

For the 6-month period ended September 30, 2023, professional and consulting fees totaled $584,427. This consisted of $248,131 paid to consultants for product development, financial, business strategies and administrative services, legal fees of $312,455 paid to legal practitioners for various corporate matters, and $23,841 for accounting services and audit fees.

For the 6-month period ended September 30, 2022, professional and consulting fees totaled $341,744. This consisted of $340,373 paid to consultants for product development, financial, business strategies and administrative services and legal fees of $1,371 paid to legal practitioners for various corporate matters.

For the year ended March 31, 2023, professional and consulting fees totaled $1,251,474. This consisted of $825,866 paid to consultants for business strategies, financial and administrative services, legal fees of $250,523 paid to legal practitioners for various corporate matters, and $175,085 for accounting services and audit fees.

The professional and consulting fees for the period increased from the preceding period due to the Business Combination.

Other gains and losses

For the 3-month period ended September 30, 2023, and 2022, the Company incurred/(received) interest of $27,906 and ($854), respectively and had a foreign exchange loss of $113,997 and loss of $1,570, respectively.

For the 6-month period ended September 30, 2023, and 2022, the Company incurred/(received) interest of $27,423 and ($1,005), respectively and had a foreign exchange loss of $115,434 and $2,890, respectively.

For the years ended March 31, 2023 and 2022, the Company earned interest income of $1,553 and $0, respectively, and had a foreign exchange gain of $26,890 and loss of $2,278, respectively.

Liquidity and Capital Resources

Since incorporation, the operations have been financed from investment by our parent, Psyence Group Inc. and a loan advance based off the Company’s eligibility to receive a rebate from the Australian Tax Office. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond the Company’s control.

As of September 30, 2023, we had a cash balance of $605,480 and negative working capital of $982,671. This is as result of the trade payables relating to the Phase IIb Clinical Study. Working capital represents the excess of current assets over current liabilities. The Company prioritizes expenditure, both capital and operational, by regularly reviewing its available cash and cash equivalent balances against the spend required to deliver on its key strategic objectives and milestones.

As of March 31, 2023, we had a cash balance of including restricted cash of $1,363,900 and negative working capital of $200,545. This is as result of the trade payables relating to the Phase IIb Clinical Study. Working capital represents the excess of current assets over current liabilities. The Company prioritizes expenditure, both capital and operational, by regularly reviewing its available cash and cash equivalent balances against the spend required to deliver on its key strategic objectives and milestones.

The Company’s current expenditure obligations include commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.

The Company has experienced operating losses and cash outflows from operations since incorporation and by nature of its business, will require ongoing financing to continue its research and development operations. The Company’s ability to access both public and private capital is dependent upon, among other things, general and sectoral market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally.

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Compay’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable for the Company as those previously obtained, or at all.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on Psyence’s financial statements.

Going concern

Our audited financial statements included elsewhere in this Report have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.

Judgement is required in determining if the Company’s has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.

As of September 30, 2023 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Quantitative and Qualitative Disclosures About Financial instruments and financial risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. The Psyence Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the South African Rand, Great British Pound, Australian Dollar and United States Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

A 10% adverse change in exchange rate would have resulted in a loss of $110,468 as of September 30, 2023.

Management mitigates the risk of adverse exchange rate movements by holding funds in Canadian and US dollars.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.

Related Party Transactions

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the 6 month period ended September 30, 2023 and September 30, 2022:

Compensation to key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	September 30, 2023	September 30, 2022
Short term benefits	251,514	327,439

Short-term benefits consist of consulting fees, payroll and other benefits paid to key management personnel.

The Company incurred the following transactions with related parties during the years ended March 31, 2023 and March 31, 2022:

Key Management Personnel	March 31, 2023	March 31, 2022
Short term benefits	593,717	610,233
Share based compensation	174,778	295,188
Total	768,495	905,421

Short term benefits consist of consulting fees, payroll and other benefits paid to key management personnel. Share based compensation is options granted to key management personnel. Accounts payable included balances for related parties of $74,156 ($17,610 – March 31, 2022 & $22,366 – March 31, 2021).

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2023. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non- emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

B.	Compensation

Information regarding the compensation of the directors and executive officers of the Company, is included in the Proxy Statement/Prospectus under the section titled “Executive Compensation of Psyence” and is incorporated herein by reference. A summary of the Company’s 2023 Incentive Plan, which was approved by the shareholders of the Company prior to the completion of the Business Combination, is included in the Proxy Statement/Prospectus under the sections titled “Management of Pubco Following the Business Combination — Equity Incentive Plan” and “Proposal No. 5 – The Incentive Plan Proposal” and are incorporated herein by reference.

Indemnification

The Company has entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination — Limitation on Liability and Indemnification of Officers and Directors” and is incorporated herein by reference.

C.	Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

D.	Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the sections titled “Management of Pubco Following the Business Combination” and “Information Related to Pubco” and are incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of the Company Common Shares by our directors and executive officers is set forth in Item 7.A of this Report and is incorporated herein by reference.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of the Company Common Shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Company Common Shares;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of the Closing Date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Company Common Shares beneficially owned is computed on the basis of 13,390,659 Company Common Shares outstanding on the Closing Date, after giving effect to the Business Combination and the Financing.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Company Common Shares beneficially owned by them. To our knowledge, no Company Common Shares beneficially owned by any executive officer or director have been pledged as security.

Name of Beneficial Owner(1)	Number of Company Common Shares		% of Company Common Shares
5% Holders
Tabula Rasa Limited(2)	4,149,929		30.99%
Harraden Circle Investors, LP / Harraden Circle Special Opportunities, LP(3)	1,300,000		9.71%
Newcourt SPAC Sponsor LLC	2,949,929	(4)	21.30%
Psyence Group Inc	5,000,000		37.34%
Directors and Executive Officers
Dr. Neil Maresky	-		-
Warwick Corden-Lloyd	-		-
Jody Aufrichtig	-		-
Marc Balkin	-		-
Christopher (Chris) Bull	-		-
Dr. Seth Feuerstein	-		-
All Directors and Executive Officers as a group (six individuals)	-		-

* Less than 1%.

Notes:

(1) Unless otherwise noted, the business address of each of those listed in the table above is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

(2) Consists of (i) 1,300,000 Company Common Shares held by Tabula Rasa Limited and (ii) 2,389,929 Company Common Shares and 460,000 private placement warrants exercisable into Company Common Shares held by the Sponsor, of which Tabula Rasa Limited is the sole manager.

(3) Includes (i) 650,000 Company Common Shares held by Harraden Circle Investors, LP, and (ii) 650,000 Company Common Shares held by Harraden Circle Special Opportunities, LP. The principal business office of Harraden Circle Investors, LP and Harraden Circle Special Opportunities, LP is located at 299 Park Avenue, 21st Floor, New York, NY 10171. The Company Common Shares reported herein are directly beneficially owned by Harraden Circle Investors, LP (“Harraden Fund”). Harraden Circle Investors GP, LP (“Harraden GP”) is the general partner to Harraden Fund, and Harraden Circle Investors GP, LLC (“Harraden LLC”) is the general partner of Harraden GP. Harraden Circle Investments, LLC (“Harraden Adviser”) is investment manager to Harraden Fund and other high net worth individuals. Frederick V. Fortmiller, Jr. is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Company Common Shares reported herein directly beneficially owned by Harraden Fund.

(4) Consists of 2,389,929 Company Common Shares and 460,000 private placement warrants exercisable into Company Common Shares held by the Sponsor. Tabula Rasa Limited, a British Virgin Islands company with limited liability, is the sole manager of Sponsor. Carl Linde is the director of Fiducia Trustees Limited, the sole corporate director of Tabula Rasa Limited. Consequently, Mr. Linde is deemed to be the beneficial owner of the shares held by our sponsor and to have voting and dispositive control over such securities. Mr. Linde disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

B.	Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Psyence and Pubco Relationships and Related Person Transactions” and is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B.	Significant Changes

A discussion of significant changes since September 30, 2023, is provided under Item 4 and Item 10 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Company Common Shares and Company Warrants

The Company Common Shares and the Company Warrants are listed on Nasdaq under the symbols “PBM” and “PBMWW,” respectively. Holders of the Company Common Shares and Company Warrants should obtain current market quotations for their securities.

Lock-ups

Information regarding the lock-up restrictions applicable to the Company Common Shares is included in the Proxy Statement/Prospectus under the section titled “Certain Agreements Related to the Business Combination” and is incorporated herein by reference.

In addition, pursuant to various agreements entered into in connection with the Closing, including the Securities Purchase Agreement, the following parties are subject to lock-ups as set forth below:

McDermott Will & Emery LLP (“MWE”), NCAC, J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), Cantor Fitzgerald & Co. (“Cantor”) and RNA (each, a “Lock-Up Party”) entered into lock-up arrangements which are substantially identical to each other, pursuant to which the applicable Lock-Up Party agreed not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) one hundred eighty (180) days after the Closing; provided, however, that in the event that the Investors delay investment of the Subscription Amounts (as defined in the Securities Purchase Agreement) with respect to the Second Tranche Note (as defined in the Securities Purchase Agreement) due to the occurrence of an event outlined in Section 2.1(b) of the Securities Purchase Agreement, such period shall be extended by 60 days or such earlier date as the deficiency is resolved, and (y) subsequent to the Closing, the date on which Psyence Biomedical consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Psyence Biomedical’s shareholders having the right to exchange the Company Common Shares for cash, securities or other property, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares issued or issuable to the applicable Lock-Up Party pursuant to their respective agreements (“Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The lock-up provisions provide for certain exemptions for transfers to permitted transferees.

Further, pursuant to documents entered into by NCAC upon the initial public offering of NCAC, certain shares are restricted until: (i) in the case of the founder shares, the earlier of (a) one year after the Closing and (b) subsequent to the Closing, (x) the date on which Psyence Biomedical completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Psyence Biomedical’s public shareholders having the right to exchange their Company Common Shares for cash, securities or other property or (y) if the last reported sale price of the Company Common Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (ii) in the case of placement units, placement shares, placement warrants issued in connection with NCAC’s initial public offering, as well as any Company Common Shares issued upon exercise thereof, 30 days after the Closing.

Warrants

Upon the completion of the Business Combination, there were 13,070,000 Company Warrants outstanding. The Company Warrants, which entitle the holder to purchase one Company Common Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company Common Shares and Company Warrants are listed on Nasdaq under the symbols “PBM” and “PBMWW,” respectively. There can be no assurance that the Company Common Shares and/or Company Warrants will remain listed on Nasdaq.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized share capital consists of an unlimited number of Common Shares, each without par value.

Information regarding the Company’s share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

B.	Articles of Association and By-Laws

Information regarding certain material provisions of the Company’s articles of incorporation and amended and restated by-laws is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

Information pertaining to the Company’s material contracts is included in the Proxy Statement/Prospectus under the headings “Information about Psyence” and “Risk Factors—Risks Relating to Psyence’s Business and Industry,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the BCA is included in the Proxy Statement/Prospectus, in the section titled “The Business Combination Agreement,” and is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the BCA is included in the Proxy Statement/Prospectus in the section titled “Certain Agreements Related to the Business Combination,” and is incorporated herein by reference.

Securities Purchase Agreement and Related Agreements

As previously disclosed, on January 15, 2024, Psyence Biomedical entered into the Securities Purchase Agreement relating to up to four series of senior secured convertible notes, each series divided equally in principal amount between the Investors (collectively, the “Notes”), obligations under which will be guaranteed by certain assets of Psyence Biomedical and Psyence II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in financing provided or to be provided by the Investors.

The two First Tranche Notes, in an aggregate principal amount of $3,125,000, were delivered by Psyence Biomedical to the Investors, on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with, and was contingent upon, the consummation of the Business Combination. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes, and is payable monthly in arrears in cash or in Company Common Shares (at the Conversion Price). The initial Conversion Price of the First Tranche Notes was $10.00; provided, however, that such Conversion Price is subject to certain adjustments according to the terms and reset dates included in the First Tranche Notes and may be reduced to a Conversion Floor of $1.00, until the First Reset Date (as such term is defined in the First Tranche Notes), then to $0.50 on the Second Reset Date (as such term is defined in the First Tranche Notes) and to $0 thereafter.

Two Second Tranche Notes, in an aggregate principal amount of $3,125,000, will be delivered by Psyence Biomedical to the Investors in exchange for an aggregate of an additional $2,500,000 in financing (the “Second Tranche Financing”), subject to certain conditions. The Investors’ obligation to provide the Second Tranche Financing is contingent upon the Initial Resale Registration Statement (defined below) having been declared effective by the SEC. the Investors also are not obligated to provide the Second Tranche Financing, subject to certain cure periods, if (i) the Company has received a deficiency notice from Nasdaq or any national exchange, (ii) the Company or the Investors are aware of circumstances which would lead to the issuance of a deficiency notice from Nasdaq or any national exchange, (iii) a stop order or suspension of trading shall have been imposed by the SEC, Nasdaq or any other governmental or regulatory body with respect to public trading in the Common Shares of the Company, or (iv) the Company has not filed all required reports under section 13 or 15(d) of the Exchange Act, as applicable, and submitted electronically every interactive data file during the prior 12 months (or for such shorter period that the Company was required to file such reports). If these conditions have been satisfied, the Second Tranche Financing will be funded, in full, unless two times the median of Daily Value Traded of the Company Common Shares traded, during the immediately preceding 30 trading days, is less than $2,500,000, where “Daily Value Traded” means, for any date, the volume weighted average price of the Company Common Shares multiplied by the number of Company Common Shares traded (the “Market Value Traded”). In such case, the Investors are required to invest an amount equal to the Market Value Traded as of the Second Tranche Closing and on the later of (i) each subsequent 30 day anniversary of the Second Tranche Closing or (ii) the effectiveness of the registration statement registering the underlying shares for such portion of the Second Tranche Note, the Investors will invest an amount equal to the Market Value Traded as of such date, until the Second Tranche Note is funded in full, subject to the conditions set forth in the Securities Purchase Agreement.

Providing any financing with respect to the Third Tranche Notes and the Fourth Tranche Notes is at the sole discretion of the Investors. With respect to any financing relating to the Third Tranche Notes, the Investors may issue a commitment letter to Psyence Biomedical on or before the 30th day following the last funding of the Second Tranche Financing, assuming that the Second Tranche Financing has been provided. With respect to the Fourth Tranche Notes, the Investors may issue a commitment letter to Psyence Biomedical on or before the 90th day after the last funding of the Second Tranche Financing, assuming that the Second Tranche Financing is provided. The Third Tranche Notes would be in an aggregate principal amount of $3,125,000 and would be delivered in exchange for an additional $2,500,000 in financing. This would be the same for the Fourth Tranche Notes. Additionally, in consideration of the willingness of the Investors to enter into the transactions that are the subject of the Securities Purchase Agreement and the Notes, including providing the financing, Psyence Biomedical agreed that it or certain of its shareholders would pay the Investors a structuring fee by delivering to the Investors an aggregate of 3,000,000 Company Common Shares (the “Structuring Shares”). At the initial closing of the financing under the terms of the Securities Purchase Agreement, and concurrent with the closing of the Business Combination, 1,300,000 of the Structuring Shares were delivered to the Investors. The remaining 1,700,000 are subject the terms of Call Option Agreements, by and among the Investors and certain members of the Sponsor, pursuant to which such Company Common Shares are deliverable to the Investors no later than two business days after requested by the Investors; provided that no amounts shall be requested at any time that the Investors own in excess of 9.9% of the Company .

In order to secure the repayment of the Notes by Psyence Biomedical and Psyence II, pursuant to the terms and conditions of a General Security Agreement, dated January 25, 2024 (the “Security Agreement”), each agreed to grant to the Investors a security interest, subject to certain exceptions, in all of the Collateral (as such term is defined in the Security Agreement) in each of their possessions, including a pledge of all equity securities owned by either of them, provided that no Company Common Shares are pledged equity securities.

Pursuant to a Guaranty, dated January 25, 2024. Psyence II also agreed to guaranty all of Psyence Biomedical’s obligations to the Investors under the Notes including, without limitation, payment of all installments of principal and interest thereunder.

In connection with the foregoing, on January 25, 2024, Psyence Biomedical and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Psyence Biomedical has agreed to file a registration statement covering the resale of the Company Common Shares issuable upon conversion of the First Tranche Notes (the “Initial Resale Registration Statement”) and any additional registration statements required to be filed to register the resale of the Company Common Shares issuable upon any of the other Notes, as applicable, and to use its best efforts to have the Initial Resale Registration Statement and such registration statement(s), as applicable, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement for such applicable registration statement). The Registration Rights Agreement contains certain penalty provisions, subject to certain conditions and cure periods, for the Company failing to (i) file a registration statement by certain deadlines set forth in the Registration Rights Agreement, (ii) cause a registration statement to be declared effective by certain deadlines set forth in the Registration Rights Agreement, (iii) maintain certain circumstances and conditions allowing the resale of certain securities or (iv) satisfy the requirements of Rule 144(c)(1) under the Exchange Act if a registration statement is not effective. The Registration Rights Agreement also provides the Investors with customary piggyback registration rights under certain circumstances.

In connection with the foregoing, on January 25, 2024, NCAC and Psyence Biomedical entered into a lock-up agreement with certain shareholders of Psyence Biomedical, pursuant to which such shareholders agreed not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) one hundred eighty (180) days after the Closing; provided, however, that in the event that the Investors delay investment of the Subscription Amounts (as defined in the Securities Purchase Agreement) with respect to the Second Tranche Note (as defined in the Securities Purchase Agreement) due to the occurrence of an event outlined in Section 2.1(b) of the Securities Purchase Agreement, such period shall be extended by 60 days or such earlier date as the deficiency is resolved, and (y) subsequent to the Closing, the date on which Psyence Biomedical consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Psyence Biomedical’s shareholders having the right to exchange the Company Common Shares for cash, securities or other property, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares issued or issuable to the applicable shareholder pursuant to their respective agreements (“Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The lock-up provisions provide for certain exemptions for transfers to permitted transferees.

The foregoing description of the Securities Purchase Agreement, the Guaranty, the Registration Rights Agreement, the General Security Agreement, the Lock-Up Agreement and the Note are qualified in their entirety by the full text of such agreements (or their forms), which are filed as Exhibit 4.3, Exhibit 4.4, Exhibit 4.15, Exhibit 4.16, Exhibit 4.17 and Exhibit 4.18 hereto, respectively and are incorporated herein by reference.

Closing Fee Agreements

Amendment to CCM Engagement Letter

On January 25, 2024, NCAC and CCM, entered into an amendment (the “CCM Amendment”) to that certain Engagement Letter dated as of February 9, 2023, by and among NCAC and CCM (the “Initial Engagement Letter”). Pursuant to the CCM Amendment, NCAC agreed to pay CCM a revised transaction fee, in lieu of (i) the $982,500 owed to CCM as deferred underwriting commission and (ii) fees outstanding under the Initial Engagement Letter, in connection with the Business Combination in an amount equal to 150,000 Company Common Shares (the “CCM Fee Shares”), plus reimbursable expenses incurred as of the Closing Date in the amount of approximately $12,901, which was paid from NCAC’s trust account at the Closing of the Business Combination.

In addition to the obligation to deliver the CCM Fee Shares to CCM, the terms of the CCM Amendment also include registration rights obligations on the part of the Company, which include obligations to use reasonable best efforts to file a resale registration statement covering the CCM Fee Shares and to maintain the effectiveness thereof while CCM continues to hold the CCM Fee Shares, in accordance with the terms of the CCM Amendment.

The foregoing description of the CCM Amendment is qualified in its entirety by the full text of the CCM Amendment, which is filed as Exhibit 4.12 hereto and is incorporated herein by reference.

Modified Cantor Deferred Underwriting Fee Payment Obligations

As previously disclosed, pursuant to the Underwriting Agreement, dated as of October 19, 2021 (as amended or modified, the “Underwriting Agreement”), entered into in connection with NCAC’s initial public offering, NCAC previously agreed to pay to Cantor, in Cantor’s capacity as representative of the underwriters, deferred underwriting commissions in an aggregate amount of $5,567,500 (reflecting Cantor’s portion of the $6,550,000 deferred underwriting commission, after giving effect to the waiver of 50% of the original $13,100,000 deferred underwriting fee) (the “Cantor Deferred Fee”).

On January 25, 2024, NCAC and Cantor, in consideration of redemption levels by NCAC public shareholders, among other factors, entered into a fee modification agreement (the “Cantor Fee Modification Agreement”), pursuant to which, among other things, Cantor agreed to accept, in lieu of payment of the Cantor Deferred Fee in cash at the Closing, an aggregate of 150,000 shares (the “Cantor Fee Shares”), payable and delivered, at Closing.

In addition to the Company’s obligation to deliver the Cantor Fee Shares to Cantor, free and clear of specified restrictions, the terms of the Cantor Fee Modification Agreement also include registration rights obligations on the part of the Company, which include obligations to use commercially reasonable efforts to file a resale registration statement covering the Cantor Fee Shares and to maintain the effectiveness thereof while Cantor continues to hold the Cantor Fee Shares, in each case in accordance with the terms of the Cantor Fee Modification Agreement. The Cantor Fee Modification Agreement also includes a penalty provision that will require the Company to deliver to Cantor $5,567,500 in cash in the event that Cantor is unable to timely sell or transfer Cantor Fee Shares or the shares and warrants purchased in the private placement by Cantor in connection with NCAC’s initial public offering, due to continuing restrictions thereunder resulting from a failure by the Company to satisfy certain post-closing registration-related covenants and agreements in accordance with terms of the Cantor Fee Modification Agreement, following notice and reasonable opportunity to cure on the part of the Company.

The foregoing description of the Cantor Fee Modification Agreement is qualified in its entirety by the full text of the Cantor Fee Modification Agreement, which is filed as Exhibit 4.13 hereto and is incorporated herein by reference.

MWE Fee Agreement

On January 25, 2024, NCAC and MWE entered into an agreement (the “MWE Fee Agreement”). Pursuant to the MWE Fee Agreement, NCAC agreed to pay MWE a fee (the “MWE Amended Fee”) for the legal services provided by MWE to NCAC, in lieu of outstanding legal fees due to MWE. The MWE Fee Agreement provides that the MWE Amended Fee will be comprised of (i) US$100,000 due upon the Closing, (ii) an additional US$100,000, payable on or prior to the 90th day after the Closing and (iii) 125,000 Company Common Shares (the “MWE Fee Shares”), payable and delivered, at Closing.

In addition to the obligation to deliver the MWE Amended Fee, the terms of the MWE Fee Agreement also include registration rights obligations on the part of the Company, which include obligations to use commercially reasonable efforts to file a resale registration statement covering the MWE Fee Shares and to maintain the effectiveness thereof while MWE continues to hold the MWE Fee Shares, in accordance with the terms of the MWE Fee Agreement.

Amendments to RNA Engagement Letter

On January 25, 2024, NCAC and RNA Advisors, LLC, entered into an amendment (the “RNA Amendment”) to that certain Engagement Letter dated as of February 2, 2023, by and among NCAC and RNA. Pursuant to the RNA Amendment, NCAC agreed to pay RNA a revised transaction fee (the “RNA Amended Fee”) in connection with the Business Combination to be comprised of (i) US$25,000 due upon the Closing, (ii) an additional US$25,000, payable on or prior to the 90th day after the Closing and (iii) 21,000 Company Common Shares (the “RNA Fee Shares”), payable and delivered, at Closing.

In addition to the obligation to deliver the RNA Amended Fee, the terms of the RNA Amendment also include registration rights obligations on the part of the Company, which include obligations to use reasonable best efforts to file a resale registration statement covering the RNA Fee Shares and to maintain the effectiveness thereof while RNA continues to hold the RNA Fee Shares, in accordance with the terms of the RNA Amendment.

Amendments to Maxim Engagement Letter

On January 25, 2024, NCAC and Maxim Group LLC (“Maxim”), entered into an amendment (the “Maxim Amendment”) to that certain Engagement Letter dated as of April 28, 2023, by and among Psyence Group, Inc. and Maxim. Pursuant to the Maxim Amendment, Psyence Group, Inc. agreed to pay Maxim a revised transaction fee in connection with the Business Combination in an amount equal to 150,000 Company Common Shares (the “Maxim Fee Shares”).

In addition to the obligation to deliver the Maxim Fee Shares to Maxim, the terms of the Maxim Amendment also include registration rights obligations on the part of the Company, which include obligations to use reasonable best efforts to file a resale registration statement covering the Maxim Fee Shares and to maintain the effectiveness thereof while Maxim continues to hold the Maxim Fee Shares, in accordance with the terms of the Maxim Amendment.

The foregoing description of the Maxim Amendment is qualified in its entirety by the full text of the Maxim Amendment, which is filed as Exhibit 4.14 hereto and is incorporated herein by reference.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

E.	Taxation

Information regarding certain tax consequences of owning and disposing of the Company Common Shares and Company Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Considerations” and “Material Cayman Islands Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. Following the completion of the Business Combination, the Company’s board of directors will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Company’s board of directors may deem relevant.

G.	Statement by Experts

The financial statements of Newcourt Acquisition Corp as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period February 25, 2021 through December 31, 2021 appearing in the Proxy Statement/Prospectus were so included in reliance upon the report (which contains an explanatory paragraph relating to Newcourt Acquisition Corp’s ability to continue as a going concern as described in Note 1 to the financial statements) of Citrin Cooperman & Company, LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The carve-out consolidated financial statements of Psyence Biomed Corp. as of March 31, 2023, 2022 and 2021 and for each of the years in the two-year period ended March 31, 2023 included in the Proxy Statement/Prospectus have been audited by MNP LLP, independent registered public accounting firm, as set forth in their report thereon, appearing therein, and were included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Psyence Biomed Corp. as of March 31, 2023, 2022 and 2021 and for each of the years in the two-year period ended March 31, 2023, included in the Proxy Statement/Prospectus, have been audited by MNP LLP, independent registered public accounting firm, as stated in their report appearing therein. Such consolidated financial statements were included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual reports and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.psyence.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth under Item 5 above is incorporated into herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Company Warrants is described in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities—Warrants” and is incorporated herein by reference.

The information pertaining to the Notes and set forth in Item 10 herein under the section titled “Material Contracts—Securities Purchase Agreement” is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements for NCAC are contained on pages F-2 to F-23 of the Proxy Statement/Prospectus and are incorporated herein by reference.

The unaudited financial statements of NCAC as of and for the three and nine months ended September 30, 2023 are contained on pages F-2 through F-20 hereto and are incorporated herein by reference.

The audited carve-out consolidated financial statements for Psyence Biomedical are contained on pages F-64 to F-80 of the Proxy Statement/Prospectus and are incorporated herein by reference.

The unaudited financial statements of Psyence Biomedical as of and for the six months ended September 30, 2023 are contained on pages F-21 through F-34 hereto and are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Psyence Biomedical is filed as Exhibit 15.1 hereto and incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Certificate of Incorporation of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
1.2	Amended and Restated Bylaws of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
2.1	Specimen Share Certificate of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) (File No. 333-273553) filed with the SEC on November 13, 2023).
2.2	Specimen Warrant Certificate of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) (File No. 333-273553) filed with the SEC on November 13, 2023).

4.1#	Amended and Restated Business Combination Agreement, dated as of July 31, 2023, by and among Newcourt Acquisition Corp, Newcourt SPAC Sponsor LLC, Psyence Group Inc., Psyence Biomedical Ltd., Psyence (Cayman) Merger Sub, Psyence Biomed Corp. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.2	First Amendment to the Amended and Restated Business Combination Agreement, dated as of November 9, 2023, by and among Newcourt Acquisition Corp, Newcourt SPAC Sponsor LLC, Psyence Group Inc., Psyence Biomedical Ltd., Psyence (Cayman) Merger Sub, Psyence Biomed Corp. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.3	Securities Purchase Agreement, dated as of January 15, 2024, by and among Psyence Biomedical Ltd., Psyence Biomed II Corp. and the investors party thereto (incorporated by reference to Exhibit 10.1 to Newcourt Acquisition Corp’s Form 8-K (File No. 001-40929) filed with the SEC on January 16, 2024).
4.4*	Form of Guaranty.
4.5	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.6	Sponsor Support Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.7	Parent Support Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.8*	Psyence Biomedical Ltd. 2023 Equity Incentive Plan.
4.9*	Form of Director and Officer Indemnification Agreement.
4.10##	Research IP Agreement, by and between Psyence and Filament (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.11##	Commercial IP Term Sheet, by and between Psyence and Filament (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.12*	Amendment to Engagement Letter, dated as of January 25, 2024, by and between J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division and Newcourt Acquisition Corp.
4.13*	Fee Modification Agreement, dated as of January 25, 2024, by and between Cantor Fitzgerald & Co. and Newcourt Acquisition Corp.
4.14*	Amendment to Engagement Letter, dated as of January 25, 2024, by and between Maxim Group LLC and Psyence Group Inc.
4.15*#	Form of Registration Rights Agreement, dated as of January 25, 2024, by and among Psyence Biomedical Ltd. and the investors party thereto.
4.16*	Form of General Security Agreement, executed by Psyence Biomedical Ltd. and Psyence Biomed II Corp.
4.17*	Form of Lock-Up Agreement, dated as of January 25, 2024, by and among Psyence Biomedical, Newcourt Acquisition Corp. and the other parties thereto.
4.18*	Form of Senior Secured Convertible Note, dated as of January 25, 2024, issued by Psyence Biomedical Ltd. to the Investors.
15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of Psyence Biomedical Ltd. and Newcourt Acquisition Corp.
15.2*	Consent of MNP LLP, independent registered accounting firm for Psyence Biomedical Ltd.

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Dated: January 31, 2024	PSYENCE BIOMEDICAL LTD.

	By:	/s/ Neil Maresky
	Name:	Neil Maresky
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Interim Unaudited Financial Statements for Newcourt Acquisition Corp for the Three and Nine Months Ended September 30, 2023:

Carve-Out Unaudited Condensed Consolidated Interim Financial Statements for Psyence Biomed Corp. for the Three and Six Months Ended September 30, 2023:

Page(s)
Management’s Responsibility for Financial Reporting	F-22
Carved-Out Condensed Consolidated Interim Statements of Financial Position as at September 30, 2023 and March 31, 2023	F-23
Carved-Out Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss for the three and six months ended September 30, 2023 and September 30, 2022	F-24
Carved-Out Consolidated Statements of Changes in Net Parent Investment for the periods ended September 30, 2023 and September 30, 2022	F-25
Carved-Out Consolidated Statements of Cash Flows for the six month period ended September 30, 2023 and September 30, 2022	F-26
Notes to the Carve-Out Consolidated Interim Financial Statements	F-27 - F-34

NEWCOURT ACQUISITION CORP

CONDENSED BALANCE SHEETS

	September 30, 2023	December 31, 2022
	(Unaudited)
CURRENT ASSETS
Cash	$88,174	$128,678
Prepaid expenses	20,683	248,224
Interest income receivable	53,659	828,810
Total current assets	162,516	1,205,712

LONG TERM ASSETS
Investments held in Trust Account	12,518,199	257,725,405
TOTAL ASSETS	$12,680,715	$258,931,117

LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$1,007,704	$417,712
Deferred underwriting fee payable	13,100,000	13,100,000
Due to affiliate	70,000	100,000
Advances from Sponsor	1,607,770	—
Derivative warrant liabilities	392,100	653,500
Total current liabilities	16,177,574	14,271,212

COMMITMENTS AND CONTINGENCIES (Note 6)
REDEEMABLE ORDINARY SHARES
Class A ordinary shares subject to possible redemption, $0.0001 par value, 1,113,021 and 25,000,000 shares at redemption value of $11.30 and $10.34 per share on September 30, 2023 and December 31, 2022	12,571,858	258,554,215
SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2023 and December 31, 2022	—	—
Class A ordinary shares; $0.0001 par value; 100,000,000 shares authorized; 1,140,000 shares issued and outstanding (excluding 1,113,021 and 25,000,000 shares subject to possible redemption at September 30, 2023 and December 31, 2022)	114	114
Class B ordinary shares; $0.0001 par value; 10,000,000 shares authorized; 6,535,000 shares issued and outstanding at September 30, 2023 and December 31, 2022	654	654
Additional paid-in capital	—	—
Accumulated deficit	(16,069,485)	(13,895,078)
TOTAL SHAREHOLDERS’ DEFICIT	(16,068,717)	(13,894,310)
TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ DEFICIT	$12,680,715	$258,931,117

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEWCOURT ACQUISITION CORP

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
OPERATING EXPENSES
General and administrative	$557,054	$163,133	$1,840,635	$783,051
Total operating expenses	557,054	163,133	1,840,635	783,051
OTHER INCOME
Interest income on investments held in Trust Account	170,688	799,271	844,137	921,104
Change in fair value of warrants	(261,400)	130,700	261,400	5,625,800
Total other income (loss)	(90,712)	929,971	1,105,537	6,546,904

NET (LOSS) INCOME	$(647,766)	$766,838	$(735,098)	$5,763,853

Weighted average shares outstanding of Class A ordinary shares	1,159,593	22,000,000	2,505,890	22,000,000
Basic and diluted net (loss) income per share, Class A	$0.15	$0.04	$0.49	$0.21
Weighted average shares outstanding of Class B ordinary shares	6,535,000	6,535,000	6,535,000	6,535,000
Basic and diluted net (loss) income per share, Class B	$(0.08)	$(0.00)	$(0.08)	$0.17

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEWCOURT ACQUISITION CORP

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Ordinary shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2022	1,140,000	$114	6,535,000	$654	$—	(13,895,078)	$(13,894,310)
Accretion of Class A ordinary shares to redemption value	—	—	—	—	—	(733,104)	(733,104)
Net loss	—	—	—	—	—	(24,489)	(24,489)
Balance, March 31, 2023	1,140,000	114	6,535,000	654	—	(14,652,671)	(14,651,903)
Accretion of Class A ordinary shares to redemption value	—	—	—	—	—	(435,345)	(435,345)
Net loss	—	—	—	—	—	(62,843)	(62,843)
Balance, June 30, 2023	1,140,000	114	6,535,000	654	—	(15,150,859)	(15,150,091)
Accretion of Class A ordinary shares to redemption value	—	—	—	—	—	(270,860)	(270,860)
Net loss	—	—	—	—	—	(647,766)	(647,766)
Balance, September 30, 2023	1,140,000	$114	6,535,000	$654	$—	$(16,069,485)	$(16,068,717)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Ordinary shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance,December 31, 2021	1,140,000	$114	6,535,000	$654	$—	$(18,355,177)	$(18,354,409)
Net income	—	—	—	—	—	2,952,586	2,952,586
Balance, March 31, 2022	1,140,000	114	6,535,000	654	—	(15,402,591)	(15,401,823)
Net income	—	—	—	—	—	2,044,429	2,044,429
Balance, June 30, 2022	1,140,000	114	6,535,000	654	—	(13,358,162)	(13,357,394)
Accretion of Class A ordinary shares to redemption value	—	—	—	—	—	(923,528)	(923,528)
Net income	—	—	—	—	—	766,838	766,838
Balance, September 30, 2022	1,140,000	$114	6,535,000	$654	$—	$(13,514,852)	$(13,514,084)

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEWCOURT ACQUISITION CORP

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(735,098)	$5,763,853
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest income on investments held in Trust Account	(844,137)	(921,104)
Change in fair value of warrants	(261,400)	(5,625,800)
Changes in operating assets and liabilities:
Prepaid expenses	227,541	231,367
Due to affiliate	(30,000)	10,000
Accounts payable and accrued expenses	589,992	108,338
Net cash flows used in operating activities	(1,053,102)	(433,346)
CASH FLOWS FROM INVESTING ACTIVITIES
Deposits to Trust Account	(595,172)	—
Withdrawals from Trust account in connection with Class A ordinary shares redemption	247,421,666	—
Net cash flows provided by investing activities	246,826,494	—
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Class A ordinary shares	(247,421,666)	—
Advances from Sponsor	1,607,770	—
Net cash flows used in financing activities	(245,813,896)	—

NET CHANGE IN CASH	(40,504)	(433,346)
CASH, BEGINNING OF PERIOD	128,678	648,282
CASH, END OF PERIOD	$88,174	$214,936
Non-cash investing and financing activities:
Accretion of Class A ordinary shares to redemption value	$1,439,309	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEWCOURT ACQUISITION CORP

NOTES TO CONDENSED FINANCIAL STATEMENTS

September 30, 2023

(UNAUDITED)

Note 1 – Description of Organization and Business Operations

Newcourt Acquisition Corp. (the “Company” or “Newcourt”) was incorporated in the Cayman Islands on February 25, 2021. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

On January 9, 2023, the Company entered into a Business Combination Agreement (as amended by the amending agreement dated as of February 15, 2023, the “Business Combination Agreement”) with Newcourt SPAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), and Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada.

As of September 30, 2023, the Company had not commenced any operations. All activity through September 30, 2023, relates to the Company’s formation and Initial Public Offering (“IPO”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income earned on investments from the proceeds derived from the IPO. On October 22, 2021, the Company consummated the IPO of 22,000,000 units (“Units”) with respect to the Class A ordinary shares included in the Units being offered (the “Public Shares”) at $10.00 per Unit generating gross proceeds of $220,000,000, which is discussed in Note 3. The Company has selected December 31 as its fiscal year end.

Simultaneously with the closing of the IPO, the Company consummated the sale of 1,080,000 units (“Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to the Company’s sponsor, Newcourt SPAC Sponsor LLC (the “Sponsor”) and underwriters Cantor Fitzgerald & Co. (“Cantor”), and Cohen & Company Capital Markets (“CCM”), generating gross proceeds of $10,800,000, which is described in Note 4.

Offering costs for the IPO amounted to $15,937,545, consisting of $3,787,971 of underwriting fees, $11,000,000 of deferred underwriting fees payable (which are held in the Trust Account (defined below)) and $1,149,574 of other costs.

Simultaneously with the closing of the IPO, the Company consummated the closing of the sale of 3,000,000 additional Units upon receiving notice of the underwriters’ election to partially exercise their over-allotment option (“Over-allotment Units”), generating additional gross proceeds of $30,000,000 and incurring additional offering costs of $2,100,000 in underwriting fees all of which is deferred until completion of the Company’s Business Combination. As described in Note 6, the $13,100,000 of deferred underwriting fee payable is contingent upon the consummation of a Business Combination by January 22, 2024, 27 months from the closing of the IPO, subject to the terms of the underwriting agreement. Simultaneously with the exercise of the over-allotment, the Company consummated the Private Placement of an additional 60,000 Private Placement Units to the Sponsor, generating gross proceeds of $600,000.

Following the closing of the IPO and exercise of the over-allotment, $255,000,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the Private Placement Warrants was placed in a trust account (“Trust Account”) and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.20 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights with respect to the Company’s warrants.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association (as amended from time to time, the “Certificate of Incorporation”). In accordance with Accounting Standards Codification (“ASC”) 480-10-S99, redemption provisions not solely within the control of a company require Class A ordinary shares subject to redemption to be classified outside of permanent equity. Given that the Public Shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The Class A ordinary shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and are classified as such on the balance sheet until such date that a redemption event takes place.

Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, the Certificate of Incorporation provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the IPO, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “Initial Shareholders”) have agreed not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

On January 6, 2023, the Company’s shareholders approved an amendment (the “ First Extension Amendment”) to the amended and restated memorandum and articles of association to extend the date by which the Company must consummate an initial business combination for an initial three (3) months from January 22, 2023 to April 22, 2023 and up to three (3) times for an additional one (1) month each time from April 22, 2023 to July 22, 2023 (which is 21 months from the closing of our IPO). If the Company is unable to complete a Business Combination by July 22, 2023, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

On July 11, 2023, the Company held an extraordinary general meeting of shareholders (the “EGM”) for the purpose of considering and voting on the Second Extension Amendment, the Redemption Limitation Amendment and the Trust Agreement Amendment (each as defined below) and, if presented, the proposal to adjourn the EGM to a later date. At the EGM, the shareholders of the Company approved an amendment (the “Second Extension Amendment”) to the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial business combination for six (6) months from July 22, 2023 to January 22, 2024 (which is 27 months from the closing of our IPO). At the EGM, the shareholders of the Company also approved an amendment (the “Redemption Limitation Amendment”) to the Charter to eliminate the limitation that the Company shall not redeem public shares to the extent that such redemption would cause the Company’s net tangible assets to be less than $5,000,001. At the EGM, the shareholders of the Company approved the amendment to the Company’s investment management trust agreement, dated as of October 19, 2021, by and between the Company and Continental Stock Transfer & Trust Company (the “Trust Agreement Amendment”). Pursuant to the Trust Agreement Amendment, the Company will deposit into the Company’s trust account (the “Trust Account”), for each one-month extension, the lesser of (a) $45,000 and (b) $0.03 for each public share outstanding after giving effect to the redemption.

In connection with the EGM, shareholders holding 389,511 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $4.3 million (approximately $11.07 per public share) will be removed from the Trust Account to pay such holders and approximately $12.3 million will remain in the Trust Account. Following redemptions, the Company has 1,113,021 public shares outstanding.

On July 31, 2023, the Company entered into an Amended and Restated Business Combination Agreement with Sponsor, Parent, Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Pubco,” and after the Closing, the “Combined Company”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada, and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence”) in connection with the proposed business combination between the parties that was previously announced on January 13, 2023. The Business Combination Agreement provides for the following transaction structure: (i) Parent will contribute Psyence to Pubco in a share for share exchange (the “Company Exchange”) and (ii) immediately following the Company Exchange, Merger Sub will merge with and into NCAC, with NCAC being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of NCAC will convert into the right to receive one common share of Pubco.

The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20 per shares held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On April 3, 2023, the Company received a written notice (the “Letter”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5450(b)(2)(A), requiring the Company to maintain a Market Value of Listed Securities (“MVLS”) of $50,000,000 for the continued listing of its securities on The Nasdaq Global Market. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

The Letter states that the Company has 180 calendar days, or until October 2, 2023, to regain compliance with Listing Rule 5450(b)(2)(A). If at any time during this compliance period the Company’s MLVS closes at $50,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance, and this matter will be closed. If compliance is not achieved by October 2, 2023, the Letter states that the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel. The Letter further notes that alternatively, the Company may be eligible to transfer the listing of its securities to The Nasdaq Capital Market (provided that it then satisfies the requirements for continued listing on that market).

On October 27, 2023, the Company received written notice from Nasdaq stating that the Company had not regained compliance with the MVLS Rule.

On November 2, 2023, the Company received a letter from Nasdaq stating that the Company has regained compliance under the MVLS Rule by maintaining a MVLS of greater than $50,000,000 for the last ten consecutive business days, from October 20, 2023 to November 2, 2023. As such, this matter is now closed.

During the three months ended September 30, 2023, the Sponsor made a monthly deposit of $33,391 into the Trust Account to extend the time available for the Company to consummate its initial business combination to August 22, 2023, totaling an additional $100,172. As of September 30, 2023, the Company deposited a total of $595,172 into the Trust Account.

Liquidity and Capital Resources

As of September 30, 2023, the Company had $88,174 in its operating bank accounts, $12,518,199 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary share in connection therewith and working capital deficit of $16,015,058. As of September 30, 2023, $623,872 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

Prior to the completion of the IPO, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statement. The Company has since completed its IPO at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes. Accordingly, management has since re-evaluated the Company’s liquidity and financial condition and determined that sufficient capital exists to sustain operations for at least one year from the date that the financial statement was issued, and therefore substantial doubt has been alleviated.

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution described in the financial statements, should the Company be unable to complete a Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern. If a Business Combination is not consummated by January 22, 2024, 27 months from the closing of the IPO, there will be a mandatory liquidation and subsequent dissolution. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. It is uncertain that the Company will be able to consummate a Business Combination by the specified period.

Also, in connection with the Company’s assessment of going concern considerations in accordance with ASU No. 2014-15 management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by January 22, 2024, 27 months from the closing of the IPO, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition as well as the date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A filed with the SEC on September 19, 2023. The interim results for the period ended September 30, 2023 are not necessarily indicative of the results to be expected for any future periods.

Emerging Growth Company

The Company is an emerging growth company as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2023 and December 31, 2022.

Investments Held in Trust Account

At September 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. Interest receivable balance as at September 30, 2023 pertains to interest income on investments held in Trust and will be included in the investment balance when received by the Company. Interest income received is reinvested into the investments held in Trust account.

Offering Costs associated with the IPO

Offering costs, including additional underwriting fees associated with the underwriters’ exercise of the over-allotment option, consist principally of legal, accounting, underwriting fees and other costs directly related to the IPO. Offering costs, including those attributable to the underwriters’ exercise of the over-allotment option in full, amounted to $18,037,545, consisting of $3,787,971 of underwriting fees, $13,100,000 of deferred underwriting fees payable (which are held in the Trust Account (defined below)) and $1,149,574 of other costs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage and Securities Investor Protection Corporation Insurance coverage limits of $250,000 and $500,000 (including cash of $250,000). At September 30, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:    Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:    Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:    Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

Income Taxes

ASC Topic 740, Income taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2023 and December 31, 2022, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States of America. As such, the Company’s tax provision was zero for the period presented. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A ordinary shares is classified as stockholders’ equity. The Company’s Class A ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

On January 6, 2023, shareholders holding 23,497,468 ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. On July 11, 2023, shareholders holding 389,511 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. Accordingly, on September 30, 2023, 1,113,021 shares of Class A ordinary shares subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A ordinary share to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary share are affected by charges against additional paid in capital and accumulated deficit.

At September 30, 2023, the Class A ordinary shares subject to possible redemption reflected in the balance sheet is reconciled in the following table:

Gross proceeds	$250,000,000
Less:
Proceeds allocated to Public Warrants	(15,375,000)
Class A ordinary share issuance costs	(16,928,049)
Plus: Accretion of carrying value to redemption value	37,303,049
Class A ordinary share subject to possible redemption as on December 31, 2021	255,000,000
Plus: Accretion of carrying value to redemption value	3,554,215
Class A ordinary share subject to possible redemption as on December 31, 2022	258,554,215
Less : Redemption of ordinary shares	(247,421,666)
Plus: Accretion of carrying value to redemption value	1,439,309
Class A ordinary share subject to possible redemption as on September 30, 2023	$12,571,858

Net (Loss) Income per Ordinary Share

The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares (the “Founder Shares”). Earnings and losses are shared pro rata between the two classes of shares. Public Warrants (see Note 3) and Private Placement Warrants (see Note 4) to purchase 13,070,000 Class A ordinary share at $11.50 per share were issued on October 22, 2021. At September 30, 2023 and December 31, 2022, no Public Warrants or Private Placement Warrants have been exercised. The 13,070,000 potential Class A ordinary shares for outstanding Public Warrants and Private Placement Warrants to purchase the Company’s stock were excluded from diluted earnings per share for the three and nine months ended September 30, 2023 and 2022 because they are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the period. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each class of stock.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	ordinary	ordinary	ordinary	ordinary	ordinary	ordinary	ordinary	ordinary
	share	share	share	share	share	share	share	share
Basic and diluted net (loss) income per share:
Numerator:
Allocation of net (loss) income before accretion income	$(97,620)	$(550,146)	$774,266	$(7,428)	$(203,750)	$(531,348)	$4,654,781	$1,109,072
Accretion of Class A ordinary shares to redemption value	270,860	—	—	—	1,439,309	—	—	—
Net income (loss) including accretion of Class A Redeemable shares to redemption value	$173,240	$(550,146)	$774,266	$(7,428)	$1,235,559	$(531,348)	$4,654,781	$1,109,072
Denominator:
Weighted average shares outstanding	1,159,593	6,535,000	22,000,000	6,535,000	2,505,890	6,535,000	22,000,000	6,535,000

Basic and diluted net income (loss) per share	$0.15	$(0.08)	$0.04	$(0.00)	$0.49	$(0.08)	$0.21	$0.17

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the warrant agreement qualify as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Black-Scholes pricing model at each measurement date.

Stock Compensation Expense

In connection with the Company’s IPO, Founder Shares were sold to certain independent directors from among the Sponsor’s pool of Founder Shares at the price paid by the Sponsor (par value of $0.0001). Although these Founder Shares were purchased by the independent directors for value, under ASC 718, “Compensation – Stock Compensation,” these Founder Shares may be deemed stock-based compensation.

The Company accounts for stock-based compensation expense in accordance with ASC 718, under which stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. The fair value of equity awards has been estimated using a market approach. Forfeitures are recognized as incurred.

As of October 6, 2021, the fair value of the 95,000 Founder Shares granted to certain independent directors by the Sponsor was $600,530 or $6.32 per share. The Company used a Monte Carlo Model simulation to arrive at the fair value of the stock compensation. The key assumptions in the option pricing model utilized are assumptions related to expected separation date of Units, anticipated business combination date, purchase price, share-price volatility, expected term, exercise date, risk-free interest rate and present value. The expected volatility as of the IPO closing date was derived based upon similar Special Purpose Acquisition Company (“SPAC”) warrants and technology exchange funds which with the Company’s stated industry target and terms until the exercise date. The Company’s Founder Shares sold to independent directors (see Note 5) was deemed within the scope of ASC 718 and are subject to a performance condition, namely the occurrence of a Business Combination. Compensation expense related to the 95,000 Founder Shares is recognized only when the performance condition is probable of occurrence, or more specifically when a Business Combination is consummated. Therefore, no stock-based compensation expense has been recognized for the nine months ended September 30, 2023.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — Initial Public Offering

Pursuant to the IPO, the Company sold 25,000,000 units (including 3,000,000 units as part of the underwriters’ partial exercise of the over-allotment option) at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share (such Class A ordinary shares included in the Units being offered, the “Public Shares”), and one-half a redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase three quarters of one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

On October 22, 2021, simultaneously with the consummation of the IPO and the underwriters’ exercise of their over-allotment option, the Company consummated the issuance and sale (“Private Placement”) of 1,140,000 Units (the “Placement Units”) in a private placement transaction at a price of $10.00 per Placement Unit, generating gross proceeds of $11,400,000. The Placement Units were purchased by Cantor (187,000 Units), CCM (33,000 Units) and the Sponsor (920,000 Units). Each whole Private Placement Unit will consist of one Placement Share and one-half of a redeemable warrant (“Placement Warrant”). Each whole Placement Warrant will be exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units was added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will be worthless.

Note 5 — Related Party Transactions

Founder Shares

On March 11, 2021, the Sponsor paid $25,000 to fund certain obligations of the Company in consideration for 5,912,500 Class B ordinary shares (the “Founder Shares”) of the Company par value $0.0001 (“Class B ordinary shares”) for an aggregate price of $25,000. In September 2021, the Company effected a dividend of approximately 0.017 shares for each Class B ordinary share outstanding, resulting in there being an aggregate of 6,015,000 Founder Shares outstanding. On October 19, 2021, the Company effected a dividend of approximately 0.099 shares for each outstanding Class B ordinary share, resulting in there being an aggregate of 6,611,500 Founder Shares outstanding. The Founder Shares will automatically convert into Class A ordinary shares at the time of the Company’s initial Business Combination and are subject to certain transfer restrictions, as described in Note 6. Holders of Founder Shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment, at any time. The initial shareholders have agreed to forfeit up to 841,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. Since the underwriters exercised the over-allotment option only in part, the Sponsor did forfeit 76,500 Founder Shares.

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On January 6, 2023, the Company issued an unsecured promissory note in the amount of up to $495,000 to the Sponsor (the “Extension Loan”). This loan is non-interest bearing, non-convertible and payable on the consummation of the Company’s initial business combination. $495,000 is outstanding under this loan and shown under Advances from Sponsor as of September 30, 2023.

On January 17, 2023, the Company issued an unsecured promissory note in the amount of up to $1,000,000 to the Sponsor (the “2023 Note”). This loan is non-interest bearing and payable on the consummation of the Company’s initial business combination. At maturity, the Sponsor may elect to convert any portion or all of the amount outstanding under the 2023 Note, up to a maximum of $1,000,000, into units of the entity surviving or resulting from the Initial Business Combination at a conversion price of $10.00 per unit. $1,000,000 is outstanding under this loan and shown under Advances from Sponsor as of September 30, 2023.

On July 13, 2023, the Company issued an unsecured promissory note in the amount of up to $700,000 to the Sponsor (the “July 2023 Note”). This loan is non-interest bearing and payable on the consummation of the Company’s initial business combination. At maturity date, by providing written notice to the Company, the Sponsor may elect to convert any portion or all of the amount outstanding under the July 2023 Note, up to a maximum of $1,000,000, into securities of the Company. The issuance of the July 2023 Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. $112,770 is outstanding under this loan and shown under Advances from Sponsor as of September 30, 2023.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. As of September 30, 2023, there were no Working Capital Loans outstanding.

Support Services

Following the completion of the IPO, the Company disburses a monthly fee of approximately $20,000 to an affiliate of the Sponsor for office space, administrative, and shared personnel support services. For the three and nine months concluding on September 30, 2022, a total of $30,000 and $200,000 was incurred, with corresponding payments of $60,000 and $147,742 made to an entity associated with the chief financial officer for support services. In the three and nine months ending on September 30, 2023, expenses of $60,000 and $120,000 were incurred, respectively. As of September 30, 2023, $70,000 remains unpaid, while as of December 31, 2022, $100,000 remains outstanding. These amounts are reflected on the balance sheet as due to the affiliate.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Units and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to Class A ordinary shares) pursuant to a registration rights agreement signed in connection with the IPO. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the final prospectus relating to the IPO to purchase up to 3,300,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On October 22, 2021, the underwriters elected to partially exercise the over-allotment option purchasing 3,000,000 units.

The underwriters were paid a cash underwriting discount of $0.20 per unit net of reimbursements to the Company of $612,029 to pay for outside advisors, or $3,787,971 in the aggregate at the closing of the IPO. The underwriters have agreed to defer the cash underwriting discount of $0.20 per share related to the over-allotment to be paid at Business Combination ($600,000 in the aggregate). In addition, the underwriters are entitled to a deferred underwriting commissions of $0.50 per unit, or $12,500,000 from the closing of the IPO. The total deferred fee is $13,100,000, consisting of the $12,500,000 deferred portion and the $600,000 cash discount agreed to be deferred until Business Combination. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely if the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Shareholders’ Deficit

Ordinary shares

Class A ordinary shares—The Company is authorized to issue 100,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2023 and December 31, 2022, there were 1,140,000 (excluding 1,113,021 Class A ordinary shares and 25,000,000 Class A ordinary shares subject to possible redemption, respectively) Class A ordinary shares issued and outstanding.

Class B ordinary shares—The Company is authorized to issue 10,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of September 30, 2023 and December 31, 2022, there were 6,535,000 Class B ordinary shares outstanding after giving effect to the forfeiture of 76,500 shares to the Company by the Sponsor for no consideration since the underwriters’ 45-day over-allotment option was not exercised in full.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination,the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, approximately 22.74% of the sum of the total number of all ordinary shares outstanding upon the completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Holders of Founder Shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time.

Preference Shares —The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. For the period presented, there were no preference shares issued or outstanding.

Warrants—The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption;

•	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the Class A ordinary shares underlying the warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Placement Warrants.

The exercise price and number of Class A ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional Class A ordinary shares or equity-linked securities.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2023 and December 31, 2022, there were 13,070,000 warrants outstanding (12,500,000 Public Warrants and 570,000 Private Placement Warrants).

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2023 (unaudited) and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

		Quoted	Significant	Significant
		Prices	Other	Other
		in Active	Observable	Unobservable
	September 30,	Markets	Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Assets:
Money Market Fund held in Trust Account	$12,518,199	$12,518,199	—	—
Liabilities:
Warrant Liability - Public Warrants	$375,000	$375,000	—	—
Warrant Liability - Private Placement Warrants	$17,100	—	—	$17,100

		Quoted	Significant	Significant
		Prices	Other	Other
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Assets:
Money Market Fund held in Trust Account	$257,725,405	$257,725,405	—	—
Liabilities:
Warrant Liability - Public Warrants	$625,000	$625,000	—	—
Warrant Liability - Private Placement Warrants	$28,500	—	—	$28,500

The Company utilizes a Black-Scholes simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a Black-Scholes pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements at September 30, 2023 (unaudited) and December 31, 2022:

	September 30, 2023	December 31, 2022
Share Price	$11.25	$10.28
Exercise Price	$11.50	$11.50
Term (years)	5.31	5.62
Volatility	6.2%	4.10%
Risk Free Rate	4.50%	3.90%
Dividend Yield	0.00%	0.00%

At September 30, 2023, the fair value of the Public Warrants and Private Placement Warrants was $0.03. At December 31, 2022, the fair value of the Public Warrants and Private Placement Warrants was $0.05.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

Private Placement
Warrants
Fair value as of December 31, 2022	$28,500
Change in fair value	(11,400)
Fair value as of March 31, 2023 (unaudited)	$17,100
Change in fair value	(11,400)
Fair value as of June 30, 2023 (unaudited)	$5,700
Change in fair value	11,400
Fair value as of September 30, 2023 (unaudited)	$17,100

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy for the nine months ended September 30, 2023.

Note 9 — Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available for issuance and determined that other than the items disclosed below, there were no subsequent events that would require adjustment or disclosure.

On October 20, 2023, the Sponsor, holding all of the issued and outstanding Class B ordinary shares of the Company elected to convert its Class B ordinary shares into Class A ordinary shares of the Company on a one-for-one basis (the “Conversion”). As a result, 6,535,000 of the Company’s Class B ordinary shares were cancelled and 6,535,000 Class A ordinary shares of the Company were issued to the Sponsor. The Sponsor agreed that all of the terms and conditions applicable to the Founder Shares set forth in the Letter Agreement, dated October 19, 2021, by and among the Company, its officers, its directors and the Sponsor (the “Letter Agreement”), shall continue to apply to the Class A Shares into which the Founder Shares converted, including the voting agreement, transfer restrictions and waiver of any right, title, interest or claim of any kind to the Trust Account (as defined in the Letter Agreement) or any monies or other assets held therein.

Psyence Biomed Corp.

Carve-Out Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2023

Expressed in Canadian Dollars

(CAD $)

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Management's Responsibility for Financial Reporting

The accompanying carve-out unaudited condensed consolidated interim financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards. These carve-out financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors reviews the results of the audit and the carve-out condensed consolidated interim financial statements prior to submitting the carve-out condensed consolidated interim financial statements to the Board for approval.

“Dr. Neil Maresky”

___________________

Chief Executive Officer

Toronto, Canada

January 31, 2024

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Carve-Out Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2023 and March 31, 2023

CAD $	Note	As at September 30, 2023	As at March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	5	818,609	1,805,766
Restricted cash	5	40,000	40,000
Other receivables		25,400	202,150
Prepaids		20,982	104,276
Total current assets		904,991	2,152,192
TOTAL ASSETS		904,991	2,152,192
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6	1,237,068	2,423,467
Loan payable	10	996,495	-
Total current liabilities		2,233,563	2,423,467
TOTAL LIABILITIES		2,233,563	2,423,467
EQUITY
Net parent investment		(1,328,572)	(271,275)
NET PARENT INVESTMENT		(1,328,572)	(271,275)
TOTAL LIABILITIES AND NET PARENT INVESTMENT		904,991	2,152,192

Nature of operations and going concern (note 1)

Approved on behalf of Board of Directors

“Dr. Neil Maresky”	“Jody Aufrichtig”
Chief Executive Officer and Director	Executive Chairman and Director

The accompanying notes are an integral part of the Carve-Out Condensed Consolidated Interim Financial Statements

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Carve-Out Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three and six months ended September 30, 2023 and September 30, 2022

CAD $	Note	Three months ending September 30, 2023	Three months ending September 30, 2022	Six months ending September 30, 2023	Six months ending September 30, 2022
Expenses
Sales and marketing		1,471	-	2,848	-
Research and development		(11,454)	2,533	1,062,212	207,446
General and administrative		(21,627)	102,912	114,845	222,825
Professional fees and consulting fees		267,918	228,242	784,375	441,219
Foreign exchange loss		141,626	2,005	154,927	3,731
Interest Expense/(Income)		37,474	(1,090)	36,805	(1,298)
NET LOSS	10	426,862	334,602	2,156,012	873,923
TOTAL COMPREHENSIVE LOSS		426,862	334,602	2,156,012	873,923

The accompanying notes are an integral part of the Carve-Out Condensed Consolidated Interim Financial Statements

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Carve-Out Condensed Consolidated Statements of Changes in Net Parent Investment

For the periods ended September 30, 2023 and September 30, 2022

	Note	Net parent investment
Opening balance as at April 1, 2022		2,122,696
Net investment returned to parent in the year		(1,237,340)
Net loss		(873,923)
Balance, September 30, 2022		11,433

Opening balance as at April 1, 2023		(271,275)
Net investment by parent in the year		1,098,715
Net loss		(2,156,012)
Balance, September 30, 2023		(1,328,572)

The accompanying notes are an integral part of the Carve-Out Condensed Consolidated Interim Financial Statements

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Carve-Out Condensed Consolidated Statements of Cash Flows

For the six months period ended September 30, 2023 and September 30, 2022

	Note	Six months ended September 30, 2023	Six months ended September 30, 2022
Net loss		(2,156,012)	(873,923)
Non-cash adjustment:
Share based compensation	11	(54,625)	78,964

Changes in working capital:
Other receivables		176,750	(76,209)
Prepaids		83,294	6,730
Accounts payable and accrued liabilities	6	(189,904)	122,690
Cash used in operating activities		(2,140,497)	(741,748)

Increase in restricted cash	5	-	-
Cash used in investing activities		-	-

Amounts advanced from/(to) parent		193,810	(1,339,171)
Proceeds received from loan		959,530	-
Cash provided from/(used in) financing activities		1,153,340	(1,339,171)

Change in cash and cash equivalents		(987,157)	(2,080,919)
Cash and cash equivalents, beginning of period		1,805,766	2,191,095
Cash and cash equivalents, end of period		818,609	110,176

The accompanying notes are an integral part of the Carve-Out Condensed Consolidated Interim Financial Statements

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Notes to the Carve-Out Condensed Consolidated Interim Financial Statements

1. Nature of operations and going concern

Psyence Biomed Corp. (the “Company” or “PBC”) is a life science biotechnology company owned by Psyence Group Inc. (“Psyence Group”). It is pioneering the use of natural psychedelics in the treatment of psychological trauma and mental health disorders. It was incorporated under the laws of the province of British Columbia, Canada on May 21, 2020. The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

The Company is currently conducting clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context (the “Clinical Trials”).

The UK Medicines and Healthcare products Regulatory Agency (MHRA) granted full approval for the Company’s Stage I clinical study, including ethics review board approval, on September 15, 2022.

In January 2023, the Company signed a letter of intent with iNGENū Pty Ltd to conduct a Phase IIb study in Australia to further develop the Company’s licensed natural psilocybin drug product. The study will evaluate the safety and efficacy of psilocybin-assisted psychotherapy versus psychotherapy alone for the treatment of adjustment disorder due to an incurable cancer diagnosis in a palliative care context.

Over 75 patients will participate in the study, which will use FDA-recommended primary endpoints. The investigational product will be the proprietary botanical drug candidate PEX010 sourced from Filament Health Corp. Upon successful completion of the study, Psyence intends to conduct a multinational Phase III registrational study.

On February 15, 2023, the Company incorporated a wholly-owned subsidiary by the name of Psyence Australia Pty Ltd., registered in Victoria, Australia.

On January 9, 2023 Psyence Group announced that it had entered into a definitive business combination agreement (the “Business Combination Agreement”) with Newcourt Acquisition Corp (NASDAQ: NCAC), a special purpose acquisition company (“SPAC”) formed for the purpose of acquiring or merging with one or more businesses (“Newcourt”). Newcourt has entered into the Business Combination Agreement with the Company, in order to create a public company leveraging natural psilocybin in the treatment of palliative care (the “Pubco”).

The transaction is anticipated to conclude early in 2024, with the Pubco to go public. The transaction is expected to be completed by the Company acquiring the SPAC through the merger of the SPAC with a subsidiary of PBC. As a consequence of the transaction, the SPAC will become a wholly-owned subsidiary of PBC, the SPAC shareholders will become shareholders of PBC, and PBC would complete filings to become a public company in the United States in which Psyence Group would retain a significant ownership stake. The actual level of Psyence Group ownership of PBC upon conclusion of the Business Combination will depend on the ultimate size of the PIPE financing the SPAC intends to complete in conjunction with the Business Combination, the extent of redemptions by SPAC shareholders and the impact of such redemptions on the SPAC shareholder base.

The purpose of these carve-out condensed consolidated interim financial statements (the “Financial Statements”) is to provide historical financial information of PBC, to reflect PBC as if it had been operating separately from Psyence Group and its subsidiaries that do not partake in the Clinical Trials. The Financial Statements have been prepared on a “carve-out basis” from the consolidated financial statements of Psyence Group Inc. for the purposes of presenting the financial position, results of operations and cash flows of the Company and investments and operations relevant to the Clinical Trials on a stand-alone basis.

These Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the period ended September 30, 2023, the Company incurred a net loss and comprehensive loss of $2,156,012 (Period ended September 30, 2022: $873,923) and the Company has no sources of revenue. The ability of the Company to continue operations is dependent on the Company’s ability to raise additional financing. There is no certainty that additional financing at terms that are acceptable will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern. These conditions indicate a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern.

These Financial Statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

2. Basis of presentation

Statement of compliance

The Financial Statements of the Company have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were authorized for issue on January 31, 2024 by the directors of the Company.

Carve-Out Condensed Consolidated Interim Statements of Financial Position

The carve-out condensed consolidated interim statements of financial position include the assets and liabilities that are the Clinical Trial related assets and liabilities, which have been determined in the following manner:

•	Cash is comprised of cash and cash equivalents which the Company utilizes for working capital purposes.

•	Restricted cash is held in a guaranteed investment certificate with a bank as collateral for a credit facility agreement.

•	Other receivables are comprised of sales tax receivable from the Canadian Revenue Agency and the Australian Taxation Office.

•	Prepaids consists of a research report retainer and accounting fees prepaid.

•	Accounts payable and accrued liabilities consists of audit, consulting fees and legal fees related to the Company and its Clinical Trials.

•	Investments in subsidiaries and joint ventures of the Company that do not contain Clinical Trial related assets and liabilities have been excluded.

Carve-Out Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

•	The carve-out condensed consolidated interim statements of net loss and comprehensive loss include operating expenses that are related to the Company and its Clinical Trials.

•	Psyence Group issued share-based compensation which has been included in the Company’s carve-out condensed consolidated statements of net loss and comprehensive loss based on the proportionate share of services received by the Company from the holder.

Basis of consolidation

These Financial Statement incorporate the accounts of PBC and its subsidiaries relevant to the Clinical Trials. A subsidiary is an entity controlled by PBC and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

The subsidiaries of PBC relevant to the Clinical Trials that have been consolidated for the purpose of these Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

Basis of measurement

These Financial Statements have been prepared on an accrual basis, are based on historical costs and are presented in Canadian dollars, unless otherwise noted.

Functional and presentation currency

These Financial Statements are presented in Canadian Dollars (“CAD $”), which is also PBC’s functional currency. The functional currency of Psyence Australia Pty Ltd. is determined to be United States Dollars (“USD”).

3. Significant accounting policies

IFRS 9 Financial instruments

The Company recognizes a financial asset or a financial liability when, and only when, it becomes a party to the contractual provisions of the instrument. Such financial assets or financial liabilities are initially recognized at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	The financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

Financial liabilities are classified and measured based on two categories – amortized cost or FVTPL:

Amortized cost

Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

FVTPL

Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above.

Classification and measurement of the financial instruments is as follows:

Financial instrument	Classification

Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Loan payable	Amortized cost

Under IFRS 9, the Company applies a forward-looking expected credit loss (“ECL”) model, at each balance sheet date, to financial assets measured at amortized cost or those measured at FVOCI, except for investments in equity instruments.

The three-stage approach to recognizing ECL under IFRS 9 is intended to reflect the increase in credit risk of a financial instrument and are:

•	Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. The Company recognizes an impairment loss for those financial instruments at an amount equal to the twelve-month expected credit loss following the balance sheet date.

•	Stage 2 is comprised of all financial instruments that have had a significant increase in credit risk since initial recognition but that do not have objective evidence of a credit loss event. The Company recognizes an impairment loss for those financial instruments at an amount equal to the lifetime expected credit losses.

•	Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company recognizes an impairment loss for those financial instruments at an amount equal to the lifetime expected credit losses.

Impairment losses are recorded in the carve-out statements of net loss and comprehensive loss with the carrying amount of the financial assets reduced through the use of impairment allowance accounts.

The Company reverses impairment losses on financial assets carried at amortized cost when the decrease in impairment can be objectively related to an event occurring after the impairment loss was initially recognized.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and, when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months at the date of their acquisition.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is transfer of resources or obligations between related parties.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Net parent investment

The net parent investment represents the net financings that the Company received from Psyence Group to fund its operations through contributions to the Clinical Trials, cash extended to the Company's subsidiaries and joint ventures that were not related to the Clinical Trials, and the net effect of cost allocations from transactions with Psyence Group, all of which did not require repayments.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the carve-out statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Foreign currency translation

The Financial Statements are presented in CAD $ which is PBC’s functional currency. The functional currency of its subsidiary consolidated within these Financial Statements is USD.

In each individual entity, a foreign currency transaction is initially recorded in the functional currency of the entity, by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction.

At the end of the reporting period, monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the period-end exchange rate. Non-monetary assets and liabilities are translated at rates in effect at the date the assets were acquired, and liabilities incurred.

The resulting exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition, are included in profit or loss in the period in which they arise.

For the purpose of presenting these Financial Statements, the assets and liabilities of the subsidiary are translated into CAD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. Exchange differences arising are recognized in net parent investment.

4. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies by as these require a high level of subjectivity and judgement and could have a material impact on PBC’s financial statements.

Going concern

These Financial Statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.

Judgement is required in determining if the Company's has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.

As at September 30, 2023 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

Contingencies

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.

Share based compensation

The allocation of the expenses associated with the options and warrants granted by Psyence Group to the Company is based on the proportion of services received from the employees and consultants who have been granted the options. However, determining the proportion of services received by the Company involves judgment. Additionally, estimating the fair value for share-based payment transactions requires judgement in determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This also requires estimation of the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility, dividend yield and share price.

5. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	September 30, 2023	March 31, 2023
Unrestricted cash held with chartered banks	813,382	1,800,539
Held in trust for brokerage account	5,227	5,227
Restricted Cash	40,000	40,000
Total	858,609	1,845,766

•	an amount held in trust by a brokerage firm as security for foreign currency exchanges;
•	unrestricted cash held with chartered banks and
•	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit facility against which the Company deposited $40,000 in a guaranteed investment certificate with the bank. Amounts are held in restricted cash on the carve-out statements of financial position.

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	September 30, 2023	March 31, 2023
Trade payables	1,994,702	2,203,468
Accrued liabilities	238,861	219,999
Total	2,233,563	2,423,467

7. Capital management

The Company manages its cash and net parent investment as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from its parent, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the year.

8. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the periods ended September 30, 2023 and September 30, 2022:

Compensation to key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	September 30, 2023	September 30, 2022
Short term benefits	251,514	327,439
Total	251,514	327,439

Short term benefits consist of consulting fees, payroll and other benefits paid to key management personnel.

9. Net Parent Investment

As at September 30, 2023 the Company had inter-company loans of $6,805,885 (March 31, 2023 - $6,612,075) to Psyence Group, which it received in order to fund its operations. The loans are non-interest bearing and repayable on demand.

10. Loan payable

On August 21, 2023 the Company entered into a loan agreement (the “Loan Agreement”) via its Australian subsidiary Psyence Australia (Pty) Ltd (the “Borrower”), to borrow up to AUD$1,100,000 by way of a secured loan (the “Loan”) from RH Capital Finance Co., LLC. The Loan is secured by way of a General Security Agreement and parent company guarantee against the assets of the Borrower and the Company. The loan was granted to the Borrower after it successfully registered its research and development activities with the Australian Federal Government. The Borrower benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia. The Loan bears interest at 16% per annum subject to a minimum interest chargeable period of 91 days, and is repayable at the earlier of: (a) 21 business days after the notice of assessment (in respect of R&D refunds) is issued by the Australian Taxation Office to the Borrower for the financial year ended June 30, 2023 (b) an event of default and (c) 30 November 2023.

$37,615 in interest expense was incurred during the six months ended September 30, 2023. The loan and all outstanding interest was repaid after quarter end after the Australian Taxation Office refunded 43.5% of expenditure incurred on research and development in Australia.

PSYENCE BIOMED CORP.

Carve-Out Condensed Consolidated Interim Financial Statements (unaudited)

11. Share based compensation

During the period ended September 30, 2023, $54,625 was reversed due to voluntary cancelled options (Period ended September 30, 2022 - $0 was recognized) for options and restricted stock units (“RSU’s”) granted by Psyence Group under professional fees and consulting expenses and general and administrative expenses on the carve-out condensed consolidated intereim statements of net loss and comprehensive loss.

Options and RSUs granted were subject to various time-based vesting terms. This allocation was based on services received from consultants and employees who were granted options in Psyence Group.

12. Financial instruments and financial risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity or debt funding.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

As at September 30, 2023, a 10% fluctuation in foreign exchange rates would result in a $110,468 impact to profit or loss.

13. Subsequent Events

The loan agreement with RH Capital Finance Co., LLC was repaid in full on October 5, 2023 when the Company received the research and development rebate of AUD $1,336,622 ($1,165,935) from the Australian Taxation office which was utilised to settle the loan payable.

On January 25, 2024 (the “Closing Date”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Psyence Biomedical”), consummated the previously announced business combination pursuant to the Amended and Restated Business Combination Agreement (as amended, the “BCA”), dated as of July 31, 2023, by and among Psyence Biomedical, Newcourt, Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group, a corporation organized under the laws of Ontario, Canada, Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), the Company, and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence II”).

Prior to the execution of the BCA, Psyence Group formed Psyence II and Psyence Biomedical as wholly owned subsidiaries, and prior to the Closing, Psyence Group and the Company were amalgamated. Thereafter, Psyence Group transferred the shares of Psyence Australia Pty Ltd. and its related business assets that were previously owned by the Company to Psyence II.

The following transactions occurred pursuant to the terms of the BCA (collectively, the “Business Combination”) at the effective time of the Merger (the “Effective Time”):

•	Psyence Group contributed Psyence II to the Psyence Biomedical in a share for share exchange (the “Company Exchange”).
•	Following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of NCAC was converted into the right to receive one common share of the Psyence Biomedical (“Company Common Share”).
•	Each outstanding warrant to purchase NCAC Class A ordinary shares was converted at the Effective Time into a warrant to acquire one Company Psyence Biomedical Common Share (the “Company Psyence Biomedical Warrants”) on substantially the same terms as were in effect immediately prior to the Effective Time under their terms.

On January 15, 2024 and January 23, 2024, the parties to the Business Combination Agreement entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, Psyence Biomedical, Psyence Group, the Company and Merger Sub (collectively, the “Psyence Parties”) agreed, (X) on a conditional basis, to waive the closing conditions contained in the BCA that, at or prior to the closing of the Business Combination (the “Closing”), (i) Newcourt shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (Y) to waive certain deliverables under Section 3.6 of the Business Combination Agreement (the “Closing Deliverables”). Upon the Closing, the Psyence Parties waived in full the Minimum Cash Condition, the PIPE Investment Condition and the Closing Deliverables.

On January 15, 2024, in connection with the Business Combination, Psyence Biomedical entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among (i) Psyence Biomedical, (ii) Psyence II, (iii) Sponsor and (iv) certain investors (the “Investors”) relating to up to four senior secured convertible notes (collectively, the “Notes” and the transactions pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which will be guaranteed by certain assets of Psyence Biomedical and Psyence II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts.

The Note for the first tranche of the Financing (the “First Tranche Note”), for a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts and was issued to the Investors substantially concurrently with, and contingent upon, the Closing. The Financing closed immediately prior to the Business Combination.

Upon the closing of the first tranche of the Financing, the Minimum Cash Condition and PIPE Investment Condition were deemed waived by the Psyence Parties.

The transaction concluded on January 25, 2024, with the closing of the BCA, and with the Pubco went public on January 26, 2024. The transaction was completed by Psyence Biomedical acquiring the SPAC through the merger of the SPAC with the Company. Psyence Group relinquished full control of the Company and in return received 5,000,000 shares in Psyence Biomedical, a newly listed NASDAQ entity.

