Form 20-F
period 2024-03-31
PSYENCE BIOMEDICAL LTD.
filed 2024-07-29
CIK 1985062

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Ontario, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

The number of the issuer’s outstanding common shares as of March 31, 2024 was 13,390,659 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issue by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Except as otherwise indicated or required by context, references in this Annual Report on Form 20-F (the “Report”) to “we,” “us,” “our,” “Psyence Biomedical” or the “Company” refer to Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada.

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

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	the ability of Psyence Biomedical to realize the benefits expected from the Business Combination (as defined below) and to maintain the listing of the Common Shares or the Warrants on Nasdaq;
●	risks that the Business Combination disrupts current plans of Psyence Biomedical or diverts management’s attention from Psyence Biomedical’s ongoing business operations and potential difficulties in Psyence Biomedical’s employee retention as a result of the Business Combination;
●	volatility in the price of the securities of the Company due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the Company’s capital structure;
●	Psyence Biomedical’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;
●	factors relating to the business, operations and financial performance of the Company, including, but not limited to:
●	the Company’s ability to achieve successful clinical results;
●	the Company currently has no products approved for commercial sale;
●	the Company’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products;
●	the Company’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of the Company’s product candidates;
●	the Company’s ability to commercialize product candidates and achieve market acceptance of such product candidates;
●	the Company’s success is dependent on product candidates which it licenses from third parties;
●	the Company’s success is dependent on the supply of materials necessary to perform its clinical trials; and
●	the ability to respond to general economic conditions;

●	the Company has incurred significant losses since inception, and it expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;
●	the Company requires substantial additional capital to finance its operations, and if it is unable to raise such capital when needed or on acceptable terms, it may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts;
●	the Company’s ability to develop and maintain effective internal controls;
●	assumptions regarding interest rates and inflation;
●	competition and competitive pressures from other companies worldwide in the industries in which the Company operates; and
●	litigation and the ability to adequately protect the Company’s intellectual property rights.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section below and in the Company’s other filings with the SEC. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved.]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this Report, including our financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. The occurrence of any of the following risks could have a material adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our securities could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our securities.

Risks Related to Our Business and Industry

We are a clinical-stage biotechnology company and have incurred significant losses since our inception. We anticipate that we will incur significant losses for the foreseeable future.

Investment in biotechnology product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate effectiveness or an acceptable safety profile, gain regulatory approval and become commercially viable. All of Psyence’s product candidates will require substantial additional capital expenditures and development time, including extensive clinical research and resources, before it would be able to apply for and then receive marketing authorization and begin generating revenue from product sales.

Since its inception, Psyence has invested most of its resources in establishing strategic partnerships, securing intellectual property licensing rights, advancing its clinical trial program, raising capital, building its management team and providing general and administrative support for these operations. Psyence has incurred losses in each year since its inception and expects to incur significant losses for the foreseeable future. Psyence’s net loss for the years ended March 31, 2023 and March 31, 2024 was $3.12 million and $50.96 million, respectively. The March 31, 2024 net loss was driven by the deemed listing expense of $41.48 million which consisted of a deemed consideration amount of $37.3 million for the 7,794,659 shares issued to NCAC shareholders at a fair value of $4.79 per share and $4.1 million for the net liabilities acquired. To date, no products have been approved for commercial sale and Psyence has not generated any revenue. Psyence has financed operations solely through the sale of equity securities and convertible debt financings. Psyence continues to incur significant research and development and other expenses related to ongoing operations and expects to incur losses for the foreseeable future.

Due to the numerous risks and uncertainties associated with the development of its product candidates, Psyence is unable to predict the timing or amount of its expenses, or when it will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, its expenses could increase beyond current expectations if Psyence is required by the Therapeutic Goods Administration in Australia (“TGA”), the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), Medicines and Healthcare products Regulatory Agency in the UK (“MHRA”), or other comparable foreign regulatory authorities, to perform preclinical studies or clinical trials in addition to those that Psyence currently anticipates, or if there are any delays in any of Psyence’s or its future collaborators’ clinical trials or the development of the existing product candidates and any other product candidates that Psyence may identify. Even if Psyence’s existing product candidates or any future product candidates that Psyence may identify are approved for commercial sale, Psyence anticipates incurring significant costs associated with commercializing any approved product and ongoing compliance efforts.

Psyence has a limited operating history and expects a number of factors to cause its operating results to fluctuate on an annual basis, which may make it difficult to predict the future performance of Psyence.

Psyence is a clinical stage biotechnology development company with a limited operating history. Consequently, any predictions made about Psyence’s future success or viability may not be as accurate as they could be if Psyence had a longer operating history and additional definitive partnership agreements in place. Psyence’s operating results are expected to significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond its control. Factors relating to Psyence’s business that may contribute to these fluctuations include, but are not limited to:

●	any delays or issues in finding, and establishing successful business arrangements with, pharmaceutical and product development partners to assist in moving its product candidates through the development and commercialization processes;
●	delays in the commencement, enrolment and timing of clinical trials;
●	the success of its preclinical trials;
●	potential side effects of its product candidates that could delay or prevent approval or license-out agreements or cause an approved product candidate to be eliminated;
●	supply chain interruptions, which could delay Psyence in the process of developing its product candidates;
●	its ability to obtain additional funding to develop its product candidates;
●	its ability to attract and retain talented and experienced personnel to manage its business effectively;
●	competition from existing psychedelic analogs companies or new psychedelic analogs companies that continue to emerge;
●	assuming market authorization has been obtained for our product candidates, the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for such products;
●	its ability to adhere to clinical study requirements directly or with third parties such as clinical research organizations (“CROs”);
●	its dependency on third-party manufacturers to manufacture products and key ingredients;
●	its ability to establish or maintain collaborations, licensing or other transactions;
●	its ability to defend against any challenges to its intellectual property, including claims of patent infringement;
●	its ability to enforce its intellectual property rights against potential competitors;
●	its ability to secure additional intellectual property protection for its product candidates and associated manufacturing methods currently under development;

●	a biological or chemical effect that Psyence does not predict;
●	adverse economic circumstances; and
●	potential liability claims.

Accordingly, the results of any historical financial periods should not be relied upon as indications of future operating performance.

Psyence has never generated revenue and may never be profitable.

Psyence may never be able to develop or commercialize marketable products or achieve profitability. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which Psyence gains regulatory approval, the accepted price for the product, the acceptance of the product by physicians and patients, the ability to obtain reimbursement at any price and whether Psyence owns the commercial rights for that territory. Psyence’s growth strategy depends on its ability to generate revenue. In addition, if the number of addressable patients is not as anticipated, the indication or intended use approved by regulatory authorities is narrower than expected, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, Psyence may not generate significant revenue from sales of such products, even if approved. Even if Psyence is able to generate revenue from the sale of any approved products, Psyence may not become profitable and may need to obtain additional funding to continue operations. Even if Psyence were to achieve profitability in the future, it may not be able to sustain profitability in subsequent periods.

Psyence’s failure to achieve sustained profitability would depress the value of the Company and could impair its ability to raise capital, expand the business, diversify its research and development pipeline, market its product candidates, if approved, and pursue or continue operations. Psyence’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on shareholders’ equity and working capital.

The Company will require substantial additional funding to achieve its business goals, and if it is unable to obtain this funding when needed and on acceptable terms, it could be forced to delay, limit or terminate its product development efforts.

Psyence’s clinical trial and product development pipeline currently consists of an approved Phase IIb Study in Australia. We have also obtained approval from the MHRA to conduct a Phase IIa study in the UK, which was not initiated due to certain cost-effective incentives provided by Australia. Once the Phase IIb Study in Australia is completed, a Phase III pivotal study program will begin, of which the size and number of trials will depend on the results of the Phase IIb Study, the advice given to Psyence from the regulatory authorities and whether the FDA will assess the program as being fast-tracked or eligible as a breakthrough therapy. If the assessment is the latter, the Phase III program could be smaller than anticipated and less than the usual required two pivotal studies to support market authorization.

Psyence intends to submit the NDA requesting assessment via the 505(b)(2) pathway. A 505(b)(2) application is an NDA that contains full reports of investigations of safety and effectiveness, where at least some of the information required for approval comes from studies not conducted by or for the applicant, and for which the applicant has not obtained a right of reference or use, including, for example, the agency’s finding of safety and/or effectiveness for a listed drug or published literature. This could potentially allow for a shorter development program along with less data that is developed by Psyence, as compared to a regular NDA submission. Despite the usage of psilocybin for decades, there have been relatively few studies pertaining to psilocybin products due to the ban on the research into psychedelics. However, recently, academic institutions have been allowed to conduct such studies.

Conducting clinical trials and developing biopharmaceutical products is expensive and time consuming, and we expect to require substantial additional capital to conduct research, preclinical studies and clinical trials for the current and future trials, seek regulatory approvals for our product candidates and launch and commercialize any products for which Psyence may receive regulatory approval, including building our own commercial sales, marketing and distribution organization. Our management and strategic decision makers have not made decisions regarding the future allocation of certain resources among Psyence’s pipeline of trials, but continue to evaluate the needs and opportunities with respect to each of these trials routinely and on a case-by-case basis. Because the outcome of any preclinical or clinical development and regulatory approval process is highly uncertain (including the size and quantum of the Phase III registrational program), Psyence cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval process and potential commercialization of its product candidates and any future product candidates it may identify.

Psyence expects that the cash provided in the PIPE Financing (as defined below), assuming all tranches are consummated, together with Psyence’s existing cash, will be sufficient to fund operations beyond 12 months following the Closing Date. However, Psyence’s operating plan may change as a result of many factors currently unknown, including but not limited to the additional tranches of the PIPE Financing not being funded, and Psyence may need to seek additional funds sooner than planned, through public or private equity or debt financings, sales of assets or programs, other sources, such as strategic collaborations or license and development agreements, or a combination of these approaches. Even if Psyence believes that its funds are sufficient for its current or future operating plans, it may, subject to obtaining the necessary contractual consents, opportunistically seek additional capital if market conditions are favorable or for specific strategic considerations. Psyence’s spending will vary based on new and ongoing product development and business development activities. Any such additional fundraising efforts for Psyence may divert management from their day-to-day activities, which may adversely affect Psyence’s ability to develop and commercialize product candidates that Psyence may identify and pursue. Moreover, such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect Psyence’s business. Changing circumstances, some of which may be beyond Psyence’s control, could cause Psyence to consume capital significantly faster than currently anticipated, and Psyence may need to seek additional funds sooner than planned. Psyence’s future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited to:

●	the time and cost necessary to complete ongoing and planned clinical trials;
●	the outcome, timing and cost of meeting regulatory requirements established by the TGA, FDA, the EMA, the MHRA and other comparable foreign regulatory authorities;
●	the progress, timing, scope and costs of preclinical studies, clinical trials and other related activities for ongoing and planned clinical trials, and potential future clinical trials;
●	the costs of obtaining clinical and commercial supplies of raw materials and drug products for Psyence’s product candidates, as applicable, and any other product candidates Psyence may identify and develop;
●	Psyence’s ability to successfully identify and negotiate acceptable terms for third-party supply and contract manufacturing agreements with contract manufacturing organizations (“CMOs”);
●	the costs of commercialization activities for any of Psyence’s product candidates that receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities, or entering into strategic collaborations with third parties to leverage or access these capabilities;
●	the amount and timing of sales and other revenues from Psyence’s product candidates, if approved, including the sales price and the availability of coverage and adequate third-party reimbursement;
●	the cash requirements of developing Psyence’s programs and Psyence’s ability and willingness to finance their continued development;
●	the cash requirements of any future acquisitions or discovery of product candidates;

●	the time and cost necessary to respond to technological and market developments, including other products that may compete with one or more of Psyence’s product candidates;
●	supply chain interruptions, which could delay Psyence in the process of developing its product candidates;
●	the costs of acquiring, licensing or investing in intellectual property rights, products, product candidates and businesses;
●	the costs of maintaining, expanding and protecting Psyence’s intellectual property portfolio;
●	its ability to attract, hire and retain qualified personnel as Psyence expands research and development and establishes a commercial infrastructure; and
●	the costs of operating as a public company in the United States and maintaining a listing on Nasdaq.

Psyence cannot be certain that additional funding will be available on acceptable terms, or at all. Market volatility resulting from the COVID-19 pandemic and the related U.S. and global economic impact or other factors could also adversely impact the ability to access funds as and when needed. If adequate funds are not available to Psyence on a timely basis, Psyence may be required to delay, limit or terminate one or more research or development programs or trials or the potential commercialization of any approved products or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect Psyence’s business, prospects, financial condition and results of operations.

We depend on our current key personnel and our ability to attract and retain employees.

Our future growth and success depends on our ability to recruit, retain, manage and motivate our employees. We are highly dependent on our current management and scientific personnel, including Dr. Neil Maresky (Chief Executive Officer), Jody Aufrichtig (Executive Chairman), Warwick Corden-Lloyd (Chief Financial Officer), Dr. Clive Ward-Able (Medical Director) and Taryn Vos (General Counsel). The inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Due to the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense and we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our historical financial results may not be representative of our results as a separate, stand-alone company.

Some of the historical financial information we have included in this Report has been derived from the financial statements and accounting records of Parent (as defined below) and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.

The psychedelic therapy and biotechnology industries are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm Psyence in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing Psyence to expend greater resources to meet new or additional competitive threats, all of which could harm Psyence’s operating results.

The psychedelic therapy and biotechnology industries are intensely competitive and subject to rapid and significant technological change. Psyence has competitors in Canada, the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of its competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations than it does. Large pharmaceutical companies, in particular, have extensive experience in, and substantial capital resources for, conducting research, molecular derivative development, obtaining regulatory approvals, obtaining intellectual property protection and establishing key relationships. These companies also have significantly greater sales and marketing capabilities and experience in completing collaborative transactions in Psyence’s target markets with leading companies and research institutions.

Psyence’s competitors may introduce new psychedelic analogs or develop technological advances that compete with Psyence. Psyence cannot predict the timing or impact of competitors introducing new psychedelic analogs or technological advances. Such competing psychedelic analogs may be safer, more effective, more effectively marketed, licensed or sold or have lower prices or superior performance features than Psyence’s psychedelic analogs, and this could negatively impact Psyence’s business and results of operations. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the psychedelic analogs that Psyence develops obsolete. As a result of any of these factors, Psyence’s competitors may succeed in obtaining patent protection or discovering, developing and commercializing psychedelic analogs before Psyence does or may develop psychedelic analogs that are deemed to be more effective or gain greater market acceptance than those of Psyence.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative transactions with large, established companies. In addition, many universities and private and public research institutions may become active in the development of novel compounds. Psyence’s competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and psychedelic analogs that are more effective or less costly than any of the psychedelic analogs that Psyence is currently developing or that it may develop, which could render its psychedelic analogs obsolete or non-competitive. If Psyence’s competitors’ market psychedelic analogs that are more effective, safer or less expensive or that reach the market sooner than Psyence’s psychedelic analogs, if any, Psyence may not achieve commercial success. In addition, because of its limited resources, it may be difficult for Psyence to stay abreast of the rapid changes in each technology. If Psyence fails to stay at the forefront of technological change, it may be unable to compete effectively. Technological advances or products developed by its competitors may render its technologies or psychedelic analogs obsolete, less competitive or not economical.

Current and future preclinical and clinical studies will be conducted outside the United States, and the FDA may not accept data from such studies to support any NDAs submitted after completing the applicable developmental and regulatory prerequisites (absent an IND).

Psyence is conducting a preclinical and a clinical study outside the United States. Psyence has received full approval of a study in the UK from the MHRA, which was not initiated due to certain cost-effective incentives provided by Australia. Psyence has received full approval from the Australian Human Research Ethics Committees (HRECs), the body responsible for the review of research proposals involving human participants to ensure that they are ethically acceptable. The protocol under review in Australia will be reviewed as part of a Pre-IND (Investigational New Drug) application by the FDA. To the extent Psyence does not conduct these clinical trials under an IND, the FDA may not accept data from such trials. Although the FDA may accept data from clinical trials conducted outside the United States that are not conducted under an IND, the FDA’s acceptance of these data is subject to certain conditions. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles and all applicable FDA regulations. The trial population must also adequately represent the intended U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. There can be no guarantee that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from such clinical trials, this would likely result in the need for additional trials and the completion of additional regulatory steps, which would be costly and time-consuming and could delay or permanently halt the development of Psyence’s product candidates.

There is a high rate of failure for product candidates proceeding through clinical trials.

Psyence has no registered products on the market, and its new potential psilocybin-based product candidates are currently either in the preclinical or clinical development phase. Psyence’s ability to achieve and sustain profitability with respect to its product candidates in which psilocybin is featured as the active pharmaceutical ingredient depends on obtaining regulatory approvals for and, if approved, successfully commercializing, its product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of its current or future product candidates, Psyence or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety, purity and potency of its product candidates.

Generally, there is a high rate of failure for product candidates proceeding through clinical trials. Psyence may suffer significant setbacks in its clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if Psyence views the results of a clinical trial to be positive, applicable international regulatory authorities may disagree with Psyence’s interpretation of the data. In the event that Psyence obtains negative results from clinical trials for product candidates or other problems related to potential chemistry, manufacturing and control issues or other hurdles occur and its current or future product candidates are not approved, Psyence may not be able to generate sufficient revenue or obtain financing to continue its operations, its ability to execute on its current business plan may be materially impaired and its reputation in the industry and in the investment community might be significantly damaged. In addition, Psyence’s inability to properly design, commence and complete clinical trials may negatively impact the timing and results of its clinical trials and ability to seek approvals for its product candidates.

The testing, marketing and manufacturing of any new drug product for use in the U.S. will require approval from the FDA. Psyence cannot predict with any certainty the amount of time necessary to obtain such FDA approval and whether any such approval will ultimately be granted. Preclinical and clinical trials may reveal that one or more product candidates are ineffective or unsafe, in which event further development of such product candidates could be seriously delayed or terminated. Moreover, obtaining approval for certain product candidates may require testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining FDA or any other necessary regulatory approvals of any proposed drug and failure to receive such approvals would have an adverse effect on the drug’s potential commercial success and on Psyence’s business, prospects, financial condition and results of operations. In addition, it is possible that a proposed drug may be found to be ineffective or unsafe due to conditions or facts that arise after development has been completed and regulatory approvals have been obtained. In this event, Psyence may be required to withdraw such proposed drug from the market. To the extent that its success will depend on any regulatory approvals from government authorities outside of the U.S. that perform roles similar to that of the FDA, uncertainties similar to those stated above will also exist.

Because the results of preclinical studies and earlier clinical trials are not necessarily predictive of future results, Psyence may not have favorable results in its planned and future clinical trials.

Successful development of therapeutic products is highly uncertain and is dependent on numerous factors, many of which are beyond Psyence’s control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including, but not limited to:

●	preclinical or clinical study results that may show the product to be less effective than desired (e.g., the study failed to meet Psyence’s primary objectives) or to have harmful or problematic side effects;
●	failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis or regulatory requests for additional preclinical or clinical data or unexpected safety or manufacturing issues;
●	manufacturing costs, pricing, or reimbursement issues or other factors that make the product not economical; and
●	the proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

Any positive results from preclinical testing of Psyence’s prospective product candidates may not necessarily be predictive of the results from planned or future clinical trials for such product candidates. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development, and Psyence cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings while clinical trials were underway or safety or efficacy observations in clinical trials, including adverse events. If Psyence fails to produce positive results in its planned clinical trials for its product candidates as described in the section titled “Business”, or its future clinical trials, the development timeline and regulatory approval and commercialization prospects for such product candidates, and, correspondingly, Psyence’s business and financial prospects, would be materially adversely affected.

Negative results from clinical trials or studies of others and adverse safety events involving Psyence’s psychedelic analogs could have a material adverse effect on Psyence’s business.

From time to time, studies or clinical trials on medical-grade psilocybin mushroom products may be conducted or sponsored by academics, research institutions or others, including government agencies. The publication of negative results of studies or clinical trials related to Psyence’s proposed products or the therapeutic areas in which Psyence’s proposed products will compete could have a material adverse effect on Psyence’s business, prospects, financial condition and results of operations.

Supply chain interruptions could delay Psyence in the process of developing its product candidates.

There are few licensed suppliers of input materials for the manufacture of Psyence’s product candidates. Any loss of stored materials or facilities through fire, theft or other causes could have an adverse effect on Psyence’s ability to procure the product candidate materials and continue product development activities. Furthermore, Psyence is largely dependent on Filament, for the supply of PEX010 (a capsule containing 25mg naturally sourced psilocybin and product being used in Psyence’s Phase IIb Study), and any interruption in Filament’s supply chain (or the supply chain of any other suppliers engaged by Pyence) will lead to delays in Psyence’s drug development timelines. Furthermore, Filament, as well as any other suppliers engaged by Pyence, will be required to continue to meet regulatory requirements applicable to the PEX010 product candidate and maintain GMP compliant standards which dictate the minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that Filament or any CMOs will be able to meet Psyence’s timetable and requirements or carry out their contractual obligations in accordance with the applicable regulations. In addition, the drug product supplied to Psyence may not meet its specifications and quality policies and procedures nor may they be able to supply the drug product in commercial quantities when the time comes. If Psyence is unable to arrange for alternative third-party supply sources on commercially reasonable terms or in a timely manner, it may delay the development of its product candidates and could have a material adverse effect on Psyence’s business operations and financial condition.

Further, the failure of CMOs to operate in compliance with GMP or other applicable quality related regulations could result in, among other things, certain product liability claims in the event such failure to comply results in defective products that caused injury or harm. In general, Psyence’s dependence upon third parties for the supply of Psyence’s drug product may adversely affect profit margins and Psyence’s ability to develop and deliver viable end products on a timely and competitive basis.

Psyence’s proprietary information, or that of its strategic business partners, may be lost or Psyence may suffer security breaches.

In the ordinary course of its business, Psyence collects and stores sensitive data, including valuable and commercially sensitive intellectual property, clinical trial data, proprietary business information and that of Psyence’s strategic business partners, as well as the personally identifiable information of clinical trial subjects, employees and patients, in and on Psyence’s networks. Despite security measures, information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise Psyence’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of operations, damage to Psyence’s reputation, and cause a loss of confidence in Psyence’s ability to conduct clinical trials, which could adversely affect Psyence’s business, prospects, financial condition and results of operations.

Costs associated with compliance with numerous laws and regulations could impact our financial results. In addition, we could become subject to increased enforcement and/or litigation risks associated with the psychedelic therapeutics industry.

The manufacture, labeling and distribution of products containing psilocybin or other psychedelic analogs is governed by various federal, state and local agencies. To the extent we are able to successfully commercialize any of our currently contemplated product candidates via the FDA’s NDA approval pathway, the presence of psychedelic analogs as active or inactive ingredients, as applicable, may give rise to heightened regulatory scrutiny and greater risk of consumer litigation, either of which could further restrict the permissible scope of our marketing claims about such products or our ability to sell them in the United States at all. The shifting compliance environment and the need to build and maintain robust systems to comply with different psychedelic-related regulations in jurisdictions may increase costs and/or the risk that we may violate one or more applicable regulatory requirements. If our operations, or any of our activities or prospective products, are found to be in violation of any such laws or any other governmental regulations that apply to the manufacture, distribution, or sale of prescription drug products, generally, and to products containing psychedelic analogs, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business or our financial results.

Failure to comply with any applicable regulatory requirements, relating to psilocybin or otherwise, may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Additionally, advertising and labeling laws are often enforced by governmental officials, and any action based on potentially misleading or deceptive advertising is often followed by costly class-action complaints under consumer-protection laws.

Psyence may acquire businesses or products, or form additional strategic alliances, in the future, and may not realize the benefits of such acquisitions.

Psyence may acquire additional businesses or products, form additional strategic alliances, or create joint ventures with third parties that it believes will complement or augment its existing business. Any of these relationships may require Psyence to incur non-recurring and other charges, increase Psyence’s near and long-term expenditures, issue securities that dilute Psyence’s existing shareholders or disrupt Psyence’s management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. If Psyence acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if it is unable to successfully integrate them with its existing operations and company culture. Psyence may encounter numerous difficulties in developing, manufacturing, and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing its business. There is no assurance that, following any such acquisition, Psyence will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on its business and prospects.

We will need substantial additional financing to develop our product candidates and implement our operating plans. If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

We expect to spend a substantial amount of capital in the development and manufacturing of our product candidates, and we will need substantial additional financing to do so. In particular, we will require substantial additional financing to enable commercial production of our product candidates and initiate and complete registrational trials for multiple products in multiple regions. Further, if approved, we will require significant additional capital in order to launch and commercialize our product candidates.

As of March 31, 2024 , 2024 we had USD$762,799 in cash and cash equivalents and restricted cash. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may also need to raise additional capital sooner than we currently anticipate if we choose to expand more rapidly than we presently plan. In any event, we will require additional capital for the further development and commercialization of our product candidates.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our securities to decline.

In addition, future changes in regulations, changes in legal status of psilocybin-containing products, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Psyence’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of Psyence.

We rely on third parties to conduct our clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of, or commercialize, our product candidates.

Psyence relies on iNGENū to conduct clinical development activities with Psyence’s product candidates, which activities involve trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management.

Additionally, we expect to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CDMOs and strategic partners to conduct our preclinical studies under agreements with us and in connection with our clinical trials. We expect to have to negotiate budgets and contracts with CROs, trial sites and CDMOs, which may result in delays to our development timelines and increase costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with good clinical practices (“GCPs”), which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. Additionally, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We are dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved. If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business.

We do not currently own any patents, and we are heavily reliant upon a number of license agreements under which we are granted rights to intellectual property that are important to our business and we may need or choose to enter into additional license agreements in the future.

Specifically, our business and active Phase IIb Study is highly dependent on the Research IP Agreement with Filament, which expires in April 2027 and covers the Phase IIb Study only. Until we develop our own product candidates, the termination, non-renewal or hinderance of use of the license granted under the Research IP Agreement could have a material adverse effect on our ability to develop our product candidates. Furthermore, following the completion of the Phase IIb Study, we will be required to enter into agreements with alternative suppliers for the supply and licensing of alternative drug products for use in our pivotal Phase III studies in palliative care, and there can be no guarantees that such agreements will be finalized. The Company continues to evaluate its bridging program into Phase III in this regard, which bridging program will require regulatory agency approval, and there can be no guarantees that such approvals will be obtained.

Our existing license agreements impose, and we expect that future license agreements will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license. Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	our right to sublicense patent and other rights to third parties;
●	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
●	our obligation to pursue, or license others to pursue, development of indications we are not currently pursuing;
●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners;
●	our right to transfer or assign the license; and
●	the effects of termination.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may enter into additional licenses to third-party intellectual property that are necessary or useful to our business. Our current licenses and any future licenses that we may enter into may impose various royalty payment, milestone, and other obligations on us. Under some license agreements, we may not control prosecution of the licensed intellectual property, or may not have the first right to enforce the intellectual property. In those cases, we may not be able to adequately influence patent prosecution or enforcement, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees. If we fail to comply with any of our obligations under a current or future license agreement, the licensor may allege that we have breached our license agreement, and may accordingly seek to terminate our license. Termination of any of our current or future licenses could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize a product candidate or product, if approved, as well as harm our competitive business position and our business prospects. Under some license agreements, termination may also result in the transfer of or granting in rights under certain of our intellectual property and information related to the product candidate being developed under the license, such as regulatory information.

The agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

In addition, if our licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, our business could suffer. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s rights.

Similarly, if we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to seek alternative options, such as developing new product candidates with design-around technologies, which may require more time and investment, or abandon development of the relevant research programs or product candidates and our business, financial condition, results of operations and prospects could suffer.

We (or iNGENū in conducting our clinical trials) will depend on enrollment of patients in our clinical trials for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Identifying and qualifying patients to participate in clinical trials of our product candidates will be critical to our success. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

●	the patient eligibility criteria defined in the protocol;
●	the number of patients with the disease or condition being studied;
●	the perceived risks and benefits of the product candidate in the trial;
●	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;
●	the size and nature of the patient population required for analysis of the trial’s primary and secondary endpoints;
●	the proximity of patients to study sites;

●	the design of the clinical trial;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	competing clinical trials for similar therapies or other new therapeutics not involving psychedelic therapies;
●	our ability to obtain and maintain patient consents;
●	disruptions to health care systems caused by the coronavirus pandemic or outbreaks of other infections;
●	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and
●	other public health factors, including the coronavirus pandemic or outbreaks of other infections.

Moreover, because our product candidates represent a departure from more commonly used methods for AjD treatment, potential study participants and their doctors may be inclined to use conventional therapies, such as pure psychotherapy, rather than participate in our clinical trials.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our product candidates. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Psyence’s insurance coverage may be inadequate or expensive.

Psyence’s business is subject to a number of risks and hazards generally, including adverse clinical trial results, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Psyence’s insurance may not cover all the potential risks associated with its operations. Psyence may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available (or generally available on acceptable terms) or may not be adequate to cover any resulting liability. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large retention, or deductible, or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

Certain significant personnel may allocate their time to other businesses, which may cause conflicts of interest in their determination as to how much time to devote to our affairs and potentially competitive fiduciary and pecuniary interests that conflict with our interests.

Certain of Psyence’s directors and officers do not devote their full time to the affairs of Psyence and certain of Psyence’s directors and officers are also directors, officers and shareholders of other biotechnology and research and development companies or other public companies in general, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to Psyence. Although Psyence has policies which address such potential conflicts and the Business Corporations Act (Ontario) has provisions governing directors in the event of such a conflict, there is no assurance that any such conflicts will be resolved in favor of Psyence. If any such conflicts are not resolved in favor of Psyence, Psyence may be adversely affected.

We have received research and development incentives from the Australian government. If we don’t qualify for future research and development incentives, we may encounter difficulties in funding research and development projects, which could harm our operating results.

We have previously received a research and development (R&D) cash rebate through the Australian Government’s Research and Development Tax Incentive program, which provides up to a 43.5% rebate on qualifying R&D expenses in Australia.

For Psyence Australia Pty Ltd.’s fiscal year ended June 30, 2023, our subsidiary, Psyence Australia Pty Ltd., received a cash refund of AUD $1,336,622. To receive this research and development cash rebate, we qualified for certain conditions under the R&D Tax Incentive legislation (Income Tax Assessment Act 1997 (Cth), Division 355) in Australia including, but not limited to, having a company incorporated under Australian law, all R&D activities being conducted solely within Australia; the Company’s aggregated group turnover not being equal to, or more than, AU$20M for relevant period; all R&D activities are conducted by, or will be conducted for, the Company; and all CRO expenditures have been physically undertaken in Australia.

Entitlement to tax benefits under the Research and Development Tax Incentive for eligible R&D purposes is based on an annual application to the Australian Government. We believe that we continue to be eligible for the tax benefits. If these tax benefits are reduced, cancelled, or discontinued, or if we fail to meet certain conditions, we may encounter difficulties funding further funding R&D projects, which could harm our operating results.

Risks Related to Regulatory Matters

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

The research and development, studying, manufacturing, packaging, labeling, advertising and distribution of Psyence’s planned product candidates are subject to regulation by one or more governmental authorities, and various agencies of the federal, provincial, state and localities in which Psyence intends to commercialize its products. These governmental authorities may attempt to regulate any of its products that fall within their jurisdiction. Such governmental authorities may not accept the evidence of safety for any ingredients that Psyence may want to market, may determine that a particular product or product ingredient presents an unacceptable health risk and may determine that a particular statement of nutritional support that Psyence wants to use is an unacceptable claim. Such a determination would prevent Psyence from marketing particular products or using certain statements of nutritional support on its products. Psyence also may be unable to disseminate third-party literature that supports its products if the third-party literature fails to satisfy certain requirements. In addition, governmental authorities could require Psyence to remove a particular product from the market. Any recall or removal would result in additional costs to Psyence, including lost revenues from any products that it is required to remove from the market, any of which could be material. Any such product recalls or removals could lead to liability, substantial costs and reduced growth prospects, all of which could be material.

Our prospective products will be subject to the various federal and state laws and regulations relating to health and safety and failure to comply with, or changes in, these laws or regulations could have an adverse impact on our business.

We are in the process of developing an investigational new drug for which we intend to pursue FDA approval via the New Drug Application (“NDA”) process.

In connection with our development and future commercialization (if applicable) of the above- described prospective products, we and each contemplated product candidate are subject to the Federal Food Drug and Cosmetic Act (FDCA). The FDCA is intended to assure the consumer, in part, that drugs and devices are safe and effective for their intended uses and that all labeling and packaging is truthful, informative, and not deceptive. The FDCA and FDA regulations define the term “drug,” in part, by reference to its intended use, as “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease” and “articles (other than food) intended to affect the structure or any function of the body of man or other animals.” Therefore, almost any ingested or topical or injectable product that, through its label or labeling (including internet websites, promotional pamphlets, and other marketing material), that is claimed to be beneficial for such uses will be regulated by FDA as a drug. The definition also includes components of drugs, such as active pharmaceutical ingredients. Drugs must generally either receive premarket approval by FDA through the NDA process or conform to a “monograph” for a particular drug category, as established by FDA’s Over-the-Counter (OTC) Drug Review. If the FDA does not award premarket approval for our product candidates through the NDA process, this could have a material adverse effect on our business, financial condition and results of operations.

The FDA will accept data from studies performed in other countries, as long as the study complies with GCP and ICH guidelines. FDA will review the Phase IIb protocol prior to the start of the study to provide advice on what and how aspects of the trial will be captured. Advice from a pre-IND meeting with the FDA was received in July 2023, which informed the Phase IIb Study design and may also inform the phase III program we plan to do.

Clinical trials are expensive, time-consuming, uncertain and susceptible to change, delay or termination. The results of clinical trials are open to differing interpretations.

Clinical testing is expensive, time consuming, and uncertain as to outcome and may be more costly than anticipated due various factors including, but not limited to, regulatory environment, legal compliance, supply and demand of services and inflationary costs. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. Failures in connection with one or more clinical trials can occur at any stage of testing.

Regulatory agencies may analyze or interpret the results of clinical trials differently than Psyence. Even if the results of the clinical trials are favorable, the clinical trials for the product candidates are expected to continue for several years and may take significantly longer to complete. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory authorities on trial design and other trial related matters;
●	delays in reaching agreement on acceptable terms with prospective third party service providers assisting the CROs in the conduct of the trial;
●	actual or perceived lack of effectiveness of the product candidate during clinical trials;
●	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues, such as drug interactions;
●	slower than expected rates of subject recruitment and enrollment rates in clinical trials;
●	difficulty in retaining subjects for the entire duration of applicable clinical studies (as study subjects may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process, death or for any other reason;
●	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;
●	inadequacy of or changes in manufacturing process or product candidate formulation;
●	delays in obtaining and maintaining regulatory authorizations, including “clinical holds” or delays requiring suspension or termination of a trial by a regulatory agency, such as the TGA, before or after a trial is commenced;
●	changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature or timing of studies;
●	uncertainty regarding proper dosing;
●	delay or failure to supply product for use in clinical trials which conforms to regulatory specification;
●	unfavorable results from ongoing pre-clinical studies and clinical trials;
●	failure of the CRO, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

●	failure by Psyence, its employees, the CRO or its employees to comply with all applicable regulatory requirements relating to the conduct of clinical trials;
●	scheduling conflicts with participating clinicians and clinical institutions;
●	failure to design appropriate clinical trial protocols;
●	regulatory concerns with administering a psychoactive product, generally, and the potential for abuse;
●	insufficient data to support regulatory approval;
●	inability or unwillingness of medical investigators to follow our clinical protocols; or difficulty in maintaining contact with patients during or after treatment, which may result in incomplete data.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Psyence may be subject to federal, state and foreign healthcare laws and regulations and implementation of or changes to such healthcare laws and regulations could adversely affect Psyence’s business and results of operations.

If Psyence successfully completes the requisite preclinical and clinical testing, makes the required regulatory submissions and obtains any corresponding authorizations or licenses (as applicable), fulfills all other applicable development-related regulatory obligations, and, eventually, obtains FDA approval to market one or more of its current or future product candidates in the United States, Psyence will be subject to certain healthcare laws and regulations. In Australia, the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact Psyence’s ability to commercialize Psyence’s product candidates. If Psyence were found to be in violation of any of these laws or any other federal, state or foreign regulations, Psyence may be subject to administrative, civil and/or criminal penalties, damages, fines, individual imprisonment, exclusion from federal health care programs and the restructuring of its operations. Any of these could have a material adverse effect on its business and financial results. Since many of these laws have not been fully interpreted by the courts, there is an increased risk that Psyence may be found in violation of one or more of their provisions. Any action against Psyence for violation of these laws, even if Psyence is ultimately successful in its defense, will cause Psyence to incur significant legal expenses and divert management’s attention away from the operation of the business. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control.

Serious adverse events or other safety risks could require Psyence to abandon development and preclude, delay or limit approval of its current or future product candidates, limit the scope of any approved label or market acceptance, or cause the recall or loss of marketing approval of products that are already marketed.

If any of Psyence’s current or future product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may interrupt, delay or halt clinical trials;
●	regulatory authorities may deny regulatory approval of future product candidates;
●	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution;
●	regulatory authorities may withdraw their approval, require more onerous labeling statements, or require Psyence to recall any product that is approved;
●	Psyence may be required to change the way the product is administered or conduct additional clinical trials;
●	Psyence’s relationships with its collaboration partners may suffer;

●	Psyence could be sued and held liable for harm caused to patients; or
●	Psyence’s reputation could suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, if approved, and could significantly harm our business, financial condition, results of operations and prospects.

Psyence may voluntarily suspend or terminate a clinical trial if at any time its believes that any of its product candidates presents an unacceptable risk to participants, if preliminary data demonstrates that the product candidate is unlikely to receive regulatory approval or unlikely to be successfully commercialized, or if sufficient funds to proceed to the next phases of clinical trials are not raised.

After obtaining the requisite regulatory authorizations to commence or advance clinical trials, Psyence may voluntarily suspend or terminate any of its clinical trials for any number of reasons, including if it believes that a product candidate’s use, or a person’s exposure to such product candidate, may cause adverse health consequences or death. In addition, regulatory agencies may at any time recommend the temporary or permanent discontinuation of a clinical trial or request that Psyence cease using investigators in the clinical trials if the agency believes that a clinical trial is not being conducted in accordance with applicable regulatory requirements, or that it presents an unacceptable safety risk to participants. If Psyence elects or is forced to suspend or terminate a clinical trial of any of its product candidates, the commercial prospects for that product will be harmed and its ability to generate product revenue from such product candidate may be delayed or eliminated. Furthermore, any of these events may result in labeling statements such as warnings or contraindications. In addition, such events or labeling could prevent Psyence or its partners from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing its future product candidates and impair its ability to generate revenue from the commercialization of these product candidates either by Psyence or by its collaboration partners.

The clinical trial is divided into stages and progression of each stage is dependent on governmental approval to proceed to the next stage being furnished by Psyence. Accordingly, if Psyence believes that it does not have sufficient funds to progress with the next phases of the clinical trials, or for any other reason, Psyence is entitled to exercise this discretion in accordance with applicable laws and regulatory compliance and approvals, taking patient risk and safety into account.

The success of Psyence’s product candidates and future approved products, if any, is subject to a number of constantly-evolving state and federal laws, regulations, and enforcement policies pertaining to psilocybin containing products.

Local, state, federal, and international psilocybin laws and regulations remain highly restrictive and subject to evolving interpretations, which could require Psyence to incur substantial costs associated with compliance requirements. Psyence seeks independent local legal opinions confirming the lawfulness of Psyence’s existing and proposed activities as well as its compliance with legal, regulatory and governmental developments as they pertain to and affect Psyence’s operations. In addition, violations of these laws, or allegations of such violations, could disrupt Psyence’s business and result in a material adverse effect on Psyence’s operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to Psyence’s proposed business regarding the administration of psilocybin or psilocybin-assisted psychotherapy. Psyence cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on its activities in the psychedelics industry.

There can be no assurance that Psyence’s product candidates containing psilocybin (as the active pharmaceutical ingredient) will be approved for commercialization in Australia, the U.S. or any other target jurisdiction at any time in the near or distant future. Any regulations the FDA issues relating to the sale, marketing, and/or other activities involving administration of psilocybin or psilocybin-assisted psychotherapy could have a material adverse effect on Psyence’s business, financial condition and results of operations.

We may seek fast track and breakthrough therapy designations or priority review for one or more of our product candidates, but we might not receive such designation or priority review, and even if we do, such designation or priority review may not lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates. Even if a product qualifies for such designation or priority review, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek fast track, breakthrough therapy, and/or regenerative medicine advanced therapy designations or priority review for one or more of our product candidates.

The FDA may issue a fast track designation to a product candidate if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a fast track product at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the FDA during product development. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA. However, the FDA’s goal for reviewing a BLA fast track application under the Prescription Drug User Fee Act (“PDUFA”) does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Fast track designation, priority review, and breakthrough therapy designation are within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for any such designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of such designation may expedite the development or approval process, but do not change the standards for approval. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek approval of our product candidates, where applicable, under the FDA’s accelerated approval pathway. This pathway may not lead to a faster development, regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and generally provides a meaningful advantage over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), that is reasonably likely to predict an effect on IMM or other clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as IMM. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug’s clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of accelerated approval was granted. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Thus, even if we seek to utilize the accelerated approval pathway, we may not be able to obtain accelerated approval and, even if we do, we may not experience a faster development, regulatory review or approval process for that product. There can be no assurance that the FDA would allow any of the product candidates we may develop to proceed on an accelerated approval pathway, and even if the FDA did allow such pathway, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Moreover, even if we received accelerated approval, any post-approval studies required to confirm and verify clinical benefit may not show such benefit, which could lead to withdrawal of any approvals we have obtained. Receiving accelerated approval does not assure that the product’s accelerated approval will eventually be converted to a traditional approval.

Risks Relating to the Psychedelic Therapy Market and Biotechnology Industry

The psychedelic therapy industry and market are relatively new, and this industry and market may not continue to exist or grow as anticipated.

Psyence operates its business in a relatively new industry and market. In addition to being subject to general business risks, Psyence must continue to build brand awareness in this industry and market through significant investments in its strategy, operational capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the psychedelic therapy industry and market could have a material adverse effect on Psyence’s business, financial conditions and results of operations.

Psilocybin is considered scientifically to be the safest of the psychedelics and/or drugs of abuse potential. In fact, psilocybin has been described as being anti-addictive and has been studied for the use in substance addictive disorders, such as alcohol use disorder, smoking cessation and opioid addiction. Notwithstanding the foregoing, the psychedelic therapy market will face specific marketing challenges given the products’ status as a controlled substance, which has resulted in past and current public perception that the products have negative health and lifestyle effects and have the potential to cause physical and social harm due to psychoactive and potentially addictive effects. Any marketing efforts by Psyence would need to overcome this perception to build consumer confidence, brand recognition and goodwill.

Negative public opinion and perception of the psychedelic industry could adversely impact Psyence’s ability to operate and Psyence’s growth strategy.

Consumer perception of Psyence’s products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of naturally derived, medicinal-grade psilocybin mushroom products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the naturally derived medicinal-grade psilocybin mushroom market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for Psyence’s envisaged products and Psyence’s business, results of operations, financial condition and cash flows. Psyence’s dependence upon consumer perception means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on Psyence, the demand for Psyence’s products, and Psyence’s business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of naturally derived medicinal-grade psilocybin mushroom in general, or Psyence’s products specifically, or associating the consumption of naturally derived medicinal-grade psilocybin mushroom’s negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

The expansion of the use of psychedelics in the medical industry may require new clinical research into effective medical therapies.

Research in the UK, Canada, Australia and internationally regarding the medical benefits, viability, safety, efficacy, addictiveness, dosing and social acceptance of psychedelic and psychoactive products remains in early stages. There have been relatively few clinical trials on the benefits of such products. Although Psyence believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of psychedelic and psychoactive products, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, psychedelic and psychoactive products. Future research studies and clinical trials may draw opposing conclusions to those stated in this Report or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to psychedelic and psychoactive products, which could have a material adverse effect on the demand for Psyence’s product candidate and psychedelic therapies and a material adverse effect on Psyence’s business, financial condition and results of operations.

The psychedelic therapy industry is difficult to quantify and investors will be reliant on their own estimates of the accuracy of market data.

Because the psychedelic therapy industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to analyze in deciding whether to invest in Psyence and, few, if any, established companies whose business model Psyence can follow or upon whose success Psyence can build. Accordingly, investors will have to rely on their own estimates in deciding whether to invest in Psyence. There can be no assurance that Psyence’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

Risks Related to Intellectual Property

Psyence may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position.

Psyence relies upon a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements, know-how of the scientific team, and other methods, to protect its proprietary technologies and processes. The strengths of patents in the pharmaceutical field involve complex legal and scientific questions and can be uncertain. Where appropriate, Psyence will seek patent protection for certain aspects of its products and technology. Filing, prosecuting and defending patents in a wide range of countries can be prohibitively expensive. If Psyence fails to adequately protect its intellectual property, it may face competition from companies who attempt to create a generic product to compete with its future product candidates. Psyence may also face competition from companies who develop a substantially similar product to its future product candidates that are not covered by any patents.

While Psyence will apply for a number of patents upon the discovery or creation of something novel, there can be no assurances that any patents will be issued. Specifically, naturally occurring substances arising from botanical sources, e.g Psilocybin, cannot be patented. As such, we will be required to rely on other processes such as extraction, purification, or formulation in order to establish patents and such processes are not guaranteed to receive issued patents. Even if patents are issued, the claims allowed may not be sufficiently broad to protect all of Psyence’s intellectual property. In addition, any future patents issued to Psyence may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide Psyence with meaningful protection. If Psyence’s patents do not adequately protect its intellectual property, competitors may be able to offer products similar to Psyence’s products.

Psyence will be further dependent, to an extent, on Filament’s wholly-owned subsidiary, Psilo Scientific LTD. (“Psilo”), to maintain and defend the intellectual property currently being licensed to Psyence under the Research IP Agreement, and which is relevant for use in Psyence’s Phase IIb Study. Any failure on the part of Psilo or Filament, as applicable, to adequately maintain or defend its intellectual property will have a direct effect on the viability of Psyence’s Australian palliative care clinical trial initiatives.

Psyence’s strategy is to patent technologies with commercial potential in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the products or technologies Psyence is developing, such as in the areas of methods of treatment (which are not patentable in most jurisdictions).

The patent positions of pharmaceutical products are complex and uncertain. The scope and extent of patent protection for future product candidates are particularly uncertain. Protection of Psyence’s future product candidates will be sought in respect of, among other things, composition-of-matter for specific formulations, methods of use, and delivery mechanisms, bearing in mind that patent protection is not available for naturally derived psilocybin alone. If any of Psyence’s products are approved and marketed for an indication for which it does not have an issued or licensed patent, Psyence’s ability to use a patent to prevent a competitor from commercializing a non-branded version of its commercial products for that non- patented indication could be significantly impaired or even eliminated.

Many companies have encountered significant problems in protecting, defending and enforcing intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to pharmaceuticals, which could make it difficult for Psyence to stop the infringement of patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce patent rights in foreign jurisdictions may not be successful, could result in substantial cost and divert Psyence’s efforts and attention from other aspects of its business.

If third parties claim that intellectual property owned or used by Psyence infringes upon their intellectual property, Psyence’s operating profits could be adversely affected.

There is a substantial amount of litigation, both within and outside the U.S., involving patent and other intellectual property rights in the pharmaceutical industry. Psyence may, from time to time, be notified of claims that Psyence is infringing upon patents, trademarks, copyrights or other intellectual property rights owned by third parties, and Psyence cannot provide assurances that other companies will not, in the future, pursue such infringement claims against it, its commercial partners or any third-party proprietary technologies it has licensed. If Psyence were found to infringe upon a patent or other intellectual property right, or if Psyence failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that Psyence were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, Psyence may be required to pay damages, suspend the manufacture of certain products or reengineer or rebrand its products, if feasible, or it may be unable to enter certain new product markets. Any such claims could also be expensive and time-consuming to defend and divert management’s attention and resources. Psyence’s competitive position could suffer as a result. In addition, if Psyence has declined or failed to enter into a valid non-disclosure or assignment agreement for any reason, Psyence may not own the intellectual property, and its products may not be adequately protected. Thus, Psyence cannot guarantee that any of its future product candidates, or its commercialization thereof, does not and will not infringe any third party’s intellectual property.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our product candidates.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We are not aware of any third-party proprietary rights that our planned products will infringe or misappropriate, but we have not conducted any freedom to operate study as we are in the earliest stages of development. We thus cannot guarantee that our product candidates, or manufacture or use of our product candidates, will not infringe third-party patents. Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. Some of these third parties may be better capitalized and have more resources than us. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In that event, we may not have a viable way around the patent and may need to halt commercialization of our product candidates. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. In addition, we may be obligated to indemnify our licensors and collaborators against certain intellectual property infringement claims brought by third parties, which could require us to expend additional resources. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and diversion of management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than us or the third parties from whom we license intellectual property because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If Psyence is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its products could be significantly diminished.

Psyence relies, to an extent, on trade secrets to protect its proprietary licensed intellectual property, especially where it does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Psyence relies in part on confidentiality agreements and restraints of trade with its current and former employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors and other advisors, as well as similar confidentiality protections benefiting its strategic partners and licensors to protect Psyence’s owned and licensed trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, Psyence cannot guarantee that it, nor its strategic and business partners, have executed these agreements with each party that may have or have had access to owned and licensed trade secrets. Any party with whom Psyence or strategic and business partners have executed such an agreement may breach that agreement and disclose proprietary information, including owned and licensed trade secrets, and adequate remedies for such breaches may not be available.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of Psyence’s owned or licensed trade secrets were to be lawfully obtained or independently developed by a competitor, Psyence would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with it. If any of Psyence’s owned and licensed trade secrets were to be disclosed to or independently developed by a competitor or other third-party, Psyence’s competitive position would be harmed.

Risks Related to Ownership of Our Securities

Certain of our security holders acquired their securities at a price that is less than the market price of our Common Shares as of the date of this Report. As a result, such holders may earn a positive rate of return even if the price of our Common Shares declines and may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market.

Certain of our security holders purchased their respective Common Shares at prices lower than the current market price for our Common Shares and may therefore experience a positive rate of return on their investment, even if our public shareholders, who invested at approximately $10.00 per Common Share, experience a negative rate of return on their investment.

Based on the initial purchase price paid for the Common Shares and the current trading price of the Common Shares, certain security holders may experience a positive rate of return. For example, if holders of the Founder Shares sold their Founder Shares at a price per Common Share equal to the closing price of the Common Shares on the Nasdaq Global Market of $0.319 on July 1, 2024 (the “July 1, 2024 Closing Price”), such holders may experience a potential profit of approximately $0.315 per Common Share based on the initial purchase price of $0.004 per Common Share. With respect to the Investors, based on an assumed conversion price of $0.50 and a sale of their Common Shares at the July 1, 2024 Closing Price, the Investors would experience a potential loss of approximately $0.11 per Common Share (but could earn a profit as the Conversion Price is adjusted on the applicable Reset Dates). As a result, certain of our security holders may be willing to sell certain of their Common Shares at a price less than the price paid by the security holders that acquired our shares in the public market. Sales or the possibility of sales of these Common Shares could have the effect of increasing the volatility in the price of the Common Shares or putting significant downward pressure on the price of the Common Shares.

Future sales of our securities by existing holders could cause our stock price to decline.

If we or our existing holders sell, or indicate an intent to sell, substantial amounts of our Common Shares or securities convertible into our Common Shares in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our Common Shares, even if there is no relationship between such sales and the performance of our business. We also intend to register all Common shares that we may issue under our Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

If we fail to meet applicable continued listing requirements, Nasdaq may delist our Common Shares from trading, in which case the liquidity and market price of our Common Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. On March 11, 2024, we received two letters from the Nasdaq staff, one notifying the Company that for the last 30 consecutive business days, the Company’s Market Value of Listed Securities was below the minimum of $50 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A), and the other notifying the Company that for the last 30 consecutive business days, the Company’s Market Value of Publicly Held Shares was below the minimum of $15 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). Additionally, on June 27, 2024, we received a notification letter from the Nasdaq staff notifying the Company that the Company’s closing bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). If we fail to comply with the applicable listing standards and Nasdaq delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Common Shares;
●	reduced liquidity for our Common Shares;

●	a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Common Shares and Public Warrants are listed on Nasdaq, such securities are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The market price and trading volume of the Common Shares may be volatile and could decline significantly.

The stock markets, including Nasdaq, on which the Company lists its securities, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the Common Shares, the market prices of the Common Shares may be volatile and could decline significantly. In addition, the trading volumes in the Common Shares may fluctuate and cause significant price variations to occur. There can be no assurance that the market prices of the Common Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Report;
●	actual or anticipated differences in our estimates, or in the estimates of analysts, for the Company’s revenues, results of operations, cash flows, liquidity or financial condition;
●	announcements by the Company or its competitors of significant business developments;
●	changes in customers;
●	acquisitions or expansion plans;
●	the Company’s involvement in litigation;
●	sale of Common Shares or other securities in the future;
●	market conditions in the Company’s industry;
●	changes in key personnel;
●	the trading volume of Common Shares;
●	actual, potential or perceived control, accounting or reporting problems;
●	changes in accounting principles, policies and guidelines;
●	other events or factors, including but not limited to those resulting from infectious diseases, health epidemics and pandemics (including but not limited to the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and

●	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the Common Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If the Company were involved in any similar litigation it could incur substantial costs and our management’s attention and resources could be diverted.

Our Warrants are exercisable for Common Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

An aggregate of 12,410,000 Common Shares are issuable upon exercise of Warrants, including 11,840,000 Common Shares issuable upon exercise of Public Warrants and 570,000 Common shares issuable upon exercise of Private Warrants. These Warrants are currently exercisable. The exercise price of these Warrants is $11.50 per share. To the extent such Warrants are exercised, 12,410,000 additional Common Shares will be issued, representing approximately 75.1% of our current outstanding Common Shares and could result in dilution to the holders of Common Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Common Shares. Notwithstanding the foregoing, because the closing price of our Common Shares on the Nasdaq Global Market was $0.319 on July 1, 2024, all of the Warrants are currently “out-of-the-money” and it is unlikely that any of the Warrants will be exercised by holders anytime in the near future.

We may be subject to penalties under the Registration Rights Agreement since the Initial Resale Registration Statement was not declared effective in a timely manner, which could include liquidated damages, the acceleration of repayment under the First Tranche Notes and other penalties, which would materially and adversely affect our business.

In connection with the Securities Purchase Agreement, on January 25, 2024, the Company and the Investors entered into the Registration Rights Agreement, pursuant to which the Company agreed to file a registration statement covering the resale of the Common Shares issuable upon conversion of the First Tranche Notes (the “Initial Resale Registration Statement”) and any additional registration statements required to be filed to register the resale of the Common Shares issuable upon any of the other Notes, as applicable, and to use its best efforts to have the Initial Resale Registration Statement and such registration statement(s), as applicable, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement for such applicable registration statement). With respect to the Initial Resale Registration Statement, the Effectiveness Deadline was the earlier of the (A) 60th calendar day after the closing date of the First Tranche Notes, or March 25, 2024 and (B) 2nd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review. Such Initial Resale Registration Statement was declared effective by the SEC on May 14, 2024. The Registration Rights Agreement contains certain penalty provisions, subject to certain conditions and cure periods, if the Company fails to (i) file a registration statement by certain deadlines set forth in the Registration Rights Agreement, (ii) cause a registration statement to be declared effective by certain deadlines set forth in the Registration Rights Agreement, (iii) maintain certain circumstances and conditions allowing the resale of certain securities, or (iv) satisfy the requirements of Rule 144(c)(1) under the Exchange Act if a registration statement is not effective.

Further, the First Tranche Notes provide for acceleration in certain instances in connection with certain events of default, including failure to cause the Initial Resale Registration Statement to become effective by the Effectiveness Deadline. Upon such event of default, the outstanding principal amount of the First Tranche Notes, accrued but unpaid interest through acceleration, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, became, at the Investors’ election, immediately due and payable in cash. As of July 1, 2024, the total outstanding principal amount of the First Tranche Notes, accrued but unpaid interest through acceleration, plus liquidated damages and other amounts owing in respect thereof, that would be due immediately and in cash should the Company receive a notice of default from the Investors would be approximately $2 million. We have not yet received a notice of default from the Investors. Any acceleration of any of our outstanding indebtedness or requirement to pay liquidated damages or other penalties, would materially and adversely affect our business, and could affect our ability to continue as a going concern.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about the Company, its share price and trading volume could decline significantly.

The trading market for Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Company or its business. The Company may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of the Company, or if these securities or industry analysts are not widely respected within the general investment community, the demand for Common Shares could decrease, which might cause its share price and trading volume to decline significantly. In the event that the Company obtains securities or industry analyst coverage or, if one or more of the analysts who cover the Company downgrade their assessment of the Company or publish inaccurate or unfavorable research about the Company’s business, the market price and liquidity for Common Shares could be negatively impacted.

The requirements of being a public company may strain the Company’s resources, divert the Company management’s attention and affect the Company’s ability to attract and retain qualified board members.

The Company has incurred and will continue to incur additional legal, accounting and other expenses since becoming a public company. The Company is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq listing requirements and other applicable securities rules and regulations. These expenses may increase even more if the Company no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires that we file annual and other material reports with respect to our businesses, financial condition, and results of operations. In addition, we must establish the corporate infrastructure necessary for operating a public company, which may divert our management’s attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies, and in turn negatively impact our financial condition and results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company expects these laws and regulations to increase its legal and financial compliance costs and to render some activities more time-consuming and costly, although the Company is currently unable to estimate these costs with any degree of certainty.

The Company’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The Company’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent the Company from improving its business, financial condition and results of operations. Furthermore, the Company expects these rules and regulations to make it more difficult and more expensive for the Company to maintain director and officer liability insurance, and consequently the Company may be required to incur substantial costs to obtain such coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations and prospects. These factors could also make it more difficult for the Company to attract and retain qualified members of its board of directors, particularly to serve on the Company’s audit committee, compensation committee and nominating and corporate governance committee, and qualified executive officers.

As a result of disclosure of information in this Report and in filings required of a public company, the Company’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Company’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in the Company’s favor, these claims, and the time and resources necessary to resolve them, could have an adverse effect on its business, financial condition, results of operations and prospects.

The Company is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make the Company’s Common Shares less attractive to investors, which could have a material and adverse effect on the Company, including its growth prospects.

The Company is an “emerging growth company” as defined in the JOBS Act. The Company will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which the Company has total annual gross revenue of at least $1.235 billion or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of Common Shares held by non-affiliates exceeds $700 million as of the last business day of the Company’s prior second fiscal quarter, and (ii) the date on which the Company issued more than $1.0 billion in non-convertible debt during the prior three-year period. The Company intends to take advantage of exemptions from various reporting requirements that are applicable to most other non “emerging growth companies” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after the Company no longer qualifies as an “emerging growth company,” as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD As a result, the Company shareholders may not have access to certain information they deem important. The Company cannot predict if investors will find Common Shares less attractive because it relies on these exemptions. If some investors do find Common Shares less attractive as a result, there may be a less active trading market and share price for Common Shares may be more volatile.

The Company qualifies as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such the Company is exempt from certain provisions applicable to United States domestic public companies.

Because the Company qualifies as a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including, but not limited to: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

The Company is required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information the Company is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you continue to hold Common Shares, you may receive less or different information about the Company than you would receive about a U.S. domestic public company.

The Company may lose its foreign private issuer status which would then require it to comply with the domestic reporting regime of the Exchange Act and cause us to incur significant additional legal, accounting and other expenses.

As discussed above, the Company is a foreign private issuer and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to the Company on September 30, 2024. In the future, the Company would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, the Company could incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

Psyence currently reports financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

Psyence currently reports financial results under IFRS. There are and there may in the future be certain significant material differences between IFRS and U.S. GAAP. As a result, financial information and reported earnings of Psyence for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, the Company does not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

If we are classified as a passive foreign investment company, United States taxpayers who own our Common Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Common Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of our cash and other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own, directly or indirectly, at least 25% of the equity by value. Our status as a PFIC is a fact-intensive determination made on an annual basis, and no opinion of counsel has or will be provided regarding our classification as a PFIC.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our Common Shares if we were determined to be a PFIC, see “Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the laws of Canada, the Company conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

The Company is a corporation incorporated under the laws of Canada, and conducts a majority of its operations through its subsidiary, Biomed II, outside the United States. Substantially all of the Company’s assets are located outside the United States. A majority of the Company’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise and it will be difficult to effect service of process within the United States upon the Company’s officers or directors, or enforce judgments obtained in United States courts against the Company’s officers or directors. Even if you are successful in bringing an action of this kind, the laws of Ontario could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

The Articles of Incorporation and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of the Articles of Incorporation, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our Articles of Incorporation contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings.

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian Business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. The Commissioner of Competition still retains the authority under the Competition Act (Canada) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada or Ontario, or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our Common Shares less attractive because we are governed by foreign laws.

It is not expected that the Company will pay dividends in the foreseeable future.

It is expected that the Company will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. In addition, the Company is a holding company and its subsidiaries are located abroad. Part of the Company’s primary internal sources of funds to meet its cash needs will be its share of the dividends, if any, paid by the Company’s subsidiaries. The distribution of dividends to the Company from the subsidiaries in certain markets where the Company operates is subject to restrictions imposed by the applicable laws and regulations in these markets. As a result, it is not expected that the Company will pay any cash dividends in the foreseeable future.

The Board has complete discretion as to whether to distribute dividends. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from subsidiaries, the Company’s financial condition, contractual restrictions and other factors deemed relevant by the Board. There is no guarantee that the Common Shares will appreciate in value or that the trading price of the Common Shares will not decline. Holders of the Common Shares should not rely on an investment in Common Shares as a source for any future dividend income.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Corporate History and Development

The Business Combination

On January 25, 2024 (the “Closing Date”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Psyence,” “Psyence Biomedical” or the “Company”), consummated the previously announced business combination pursuant to the Amended and Restated Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of July 31, 2023, by and among the Company, Newcourt Acquisition Corp, a Cayman Islands exempted company (“NCAC”), Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation continued under the laws of Ontario, Canada (“Original Target”), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Biomed II”).

The following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”) at the effective time of the Merger (the “Effective Time”):

●	Parent contributed Biomed II to the Company in a share for share exchange (the “Company Exchange”).
●	Following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of NCAC was converted into the right to receive one common share of the Company (“Common Share”).
●	Each outstanding warrant to purchase NCAC Class A ordinary shares was converted into a warrant to acquire one Common Share (the “Warrants”) on substantially the same terms as were in effect immediately prior to the Effective Time under their terms.

On January 15, 2024 and January 23, 2024, the parties to the Business Combination Agreement entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, the Company, Parent, Biomed II, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, (X) on a conditional basis, to waive the closing conditions contained in the Business Combination Agreement that, at or prior to the Closing, (i) NCAC shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (Y) to waive certain deliverables under Section 3.6 of the Business Combination Agreement (the “Closing Deliverables”). Upon the closing of the Business Combination (“Business Combination”), the Psyence Parties waived in full the Closing Deliverables, the Minimum Cash Condition and the PIPE Investment Condition. Although we did not satisfy the PIPE Investment Condition, we were able to close on a convertible debt PIPE financing with the Investors, in an aggregate principal amount of $3,125,000, with an original issue discount of 20%, for gross proceeds in the aggregate amount of $2,500,000 (the “PIPE Financing”). While the First Tranche Notes issued by us to the Investors in the PIPE Financing are initially convertible into Common Shares at a conversion price of $10.00, due to the several adjustment provisions in the conversion price under the terms of the First Tranche Notes, and the applicable Conversion Floor, the documents entered into in connection with the PIPE Financing required us to register for resale, on behalf of the Investors, an amount of Common Shares equal to the aggregate principal amount of the First Tranche Notes converted at an assumed conversion price of $0.50 and multiplied by 300% of the result thereof, which equals the 18,750,000 Common Shares being registered for resale, on behalf of the Investors. If the number of Common Shares actually issued to the Investors is based on an assumed conversion price of $0.50, and without taking into account the issuance of any Common Shares which we have the option to issue in lieu of cash interest pursuant to the First Tranche Notes, the total number of Common Shares which would be issued to the Investors would be 6,250,000 Common Shares and the effective price per share of such 6,250,000 shares would be $0.50 per Common Share. In the unlikely case that all 18,750,000 shares registered for resale, on behalf of the Investors, are issued, the effective price per share of such 18,750,000 Common Shares would be approximately $0.17 per Common Share. The Investors were also issued, as a structuring fee, an additional 1,300,000 Common Shares and entered into call option agreements (collectively, the “Call Option Agreements”) with Tabula Rasa Limited, which was the sole manager of Sponsor (“Tabula”), and Launchpad Capital Opportunities Fund LP, which was a member of the Sponsor (“Launchpad”), pursuant to which the Investors may purchase up to an additional 1,700,000 Common Shares (in the aggregate) from Tabula and Launchpad, at a purchase price of $0.0001 per Common Share (such 3,000,000 Common Shares collectively referred to hereafter as the “Structuring Shares”). The Structuring Shares are not included in the 18,750,000 Common Shares being registered for resale, on behalf of the Investors, but were previously registered pursuant to Psyence’s Registration Statement on Form F-4 in connection with the Business Combination.

The Common Shares and the Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “PBM” and “PBMWW,” respectively.

Psyence Biomedical Ltd was incorporated as a corporation under the laws of Ontario, Canada on June 29, 2023.

Psyence Group, Inc.

Prior to the completion of the Business Combination (as defined below), we were the therapeutics division of Psyence Group, Inc., a life science biotechnology company listed on the Canadian Securities Exchange (CSE:PSYG), with a focus on natural psychedelics. We refer to Psyence Group, Inc. and its subsidiaries and affiliates prior to the consummation of the Business Combination as the “Psyence Group.”

The Psyence Group was created through various corporate transactions, including a prior business combination of Mindhealth Corp. with Cardinal Capital Partners Inc., a public company, in January 2021, resulting in the Psyence Group’s public listing in Canada. MindHealth Biomed Corp. (“MindHealth”) was a private corporation incorporated under the laws of British Columbia on May 21, 2020. Mind Health (Pty) Ltd (“MindHealth Lesotho”) is a private entity incorporated under the laws of the Kingdom of Lesotho, which in May 2020, was granted permission by the Minister of Health (Lesotho) to import, cultivate, produce, manufacture and export psilocybin mushrooms. The governmentally licensed commercial psilocybin cultivation and production facilities operated by MindHealth Lesotho under the name “Psyence Production” are situated in the Kingdom of Lesotho. On May 22, 2020, MindHealth Lesotho became a subsidiary of MindHealth.

Prior to the Business Combination, the Psyence Group had three key divisions: Psyence Therapeutics, Psyence Function and Psyence Production. Pursuant to the Business Combination, the Psyence Therapeutics business was separated from the Psyence Group and became a wholly-owned subsidiary of the Company, while the other two divisions of the Psyence Group (Psyence Production and Psyence Function) remained under the Psyence Group.

Canadian Restructuring

Prior to the date of the Business Combination Agreement, (i) Parent formed Biomed II and Psyence Biomedical as wholly-owned subsidiaries, (ii) promptly after entering into the Business Combination Agreement, Parent and the Original Target, a corporation continued under the laws of Ontario, Canada, were amalgamated, and thereafter (iii) Parent (x) transferred the shares of Psyence Australia Pty Ltd. and its related business assets to Biomed II while (y) retaining the shares of Good Psyence (Pty) Ltd (RF) (South Africa), Psyence Jamaica Ltd (Jamaica), Psyence UK Group Ltd., Psyence Therapeutics Corp. (Ontario, Canada), Mind Health (Pty) Ltd (Lesotho), and Psyence South Africa (Pty) Ltd (South Africa) (collectively, the “Excluded Assets”) (such transactions, collectively, the “Canadian Restructuring”).

Corporate Structure

Psyence Biomedical conducts its operations through its subsidiaries based in Ontario and Australia and also owns a subsidiary in the Cayman Islands, as listed below:

Proportion
of
Ordinary
Shares
	Country of Incorporation and Place of	Held by
Name	Business	Psyence Biomedical
Psyence Biomed II Corp	Ontario, Canada	100%
Psyence Australia Pty Ltd.	Australia	Indirect 100%
Newcourt Acquisition Corp	Cayman Islands	Indirect 100%

The diagram below depicts a current version of Psyence Biomedical.

Other Information

Our registered address and principal executive office is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1, and our telephone number is +1 (416) 346-7764.

Our U.S. transfer agent and registrar is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004.

We file reports and other information with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our electronic filings are available for viewing on the SEC’s website at http:// www.sec.gov). The website address of the Company is www.psyencebiomed.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Principal Capital Investments

Since its inception to the date of this filing, the Company has not incurred any expenditures that are of a capital nature in relation to principal activities.

B.Business Overview

Overview

We are a life science biotechnology company that, through our operating subsidiary, Biomed II, is developing natural psilocybin products for the healing of psychological trauma and its mental health consequences in the context of palliative care. We have commenced the clinical trial process to evaluate the safety and efficacy of its product candidates.

We strive to set the global standard for excellence and consistency in drug development using nature-based psilocybin products. Psyence’s priority is developing pharmaceutical grade psilocybin to help heal psychological trauma and the diagnosable disorders that can result therefrom, including AjD, alcohol use disorder (“AUD”), other substance use disorders (“SUDs”), anxiety, depression, post-traumatic stress disorder (“PTSD”), and grief and bereavement, especially in the context of palliative care. Our focus includes therapeutic protocols for medical and scientific research including observational studies.

Our lead product candidate is PEX010, a capsule containing 25mg naturally sourced psilocybin and which is being used in our Phase IIb Study. Psyence has entered into the Research IP Agreement with Filament, a Canadian company that produces natural psilocybin capsules and the proprietary owner of PEX010, for the licensing of PEX010 with respect to Psyence’s designated fields of use: anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. See “— Licensing of PEX010” below.

We have contracted iNGENū, a CRO in Australia that specializes in the study of psychedelics, to conduct a Phase IIb double-blind, randomized, low-dose controlled clinical trial to assess the efficacy and safety of PEX010 in psilocybin-assisted psychotherapy for the treatment of AjD due to incurable cancer. Outsourcing the study to a CRO assists the company in operating in a more capital efficient manner without the overhead of handling in-house.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Common Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is www. psyencebiomed.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Phase IIb Study - Palliative Care Clinical Trial

On January 9, 2023, Psyence and iNGENū signed a letter of intent to further develop Psyence’s licensed natural psilocybin drug product, starting with a Phase IIb Study in order to lead a pre-IND meeting with the FDA. The product to be used in this Phase IIb Study will be the proprietary botanical drug candidate PEX010 (25mg), which Psyence sources from Filament. The planned randomized double-blind study will evaluate the use of psilocybin-assisted psychotherapy versus psychotherapy alone and will test 84 patients utilizing the HAM A scale as the primary endpoint, which is an FDA validated endpoint, and safety data will be collected throughout the study.

For safety, there are no specific endpoints as all safety findings are captured as adverse events. The primary and secondary efficacy endpoints are all established in the protocol before it is reviewed and approved by the Ethics Committee before the study can start.

The HAM-A is a rating scale developed to measure the severity of anxiety symptoms and is widely used in both clinical and research settings. The scale consists of 14 items, each defined by a series of symptoms, and measures both psychic anxiety (mental agitation and psychological distress) and somatic anxiety (physical complaints related to anxiety). During the Phase II Study, the HAM-A scale will be used to measure change in anxiety levels over time as the primary endpoint.

The 84-patient Phase IIb Study being conducted by the CRO, iNGENū, in Australia is the one that has been referred to in discussions with the FDA in the pre-IND process, which is in the late planning stage, and estimated to commence enrollment in the second half of 2024.

The estimated costs of this Phase IIb Study were initially $5,575,000 made on the basis of milestones completed. Included in this original estimate were costs for 75 participants; an end of Phase II meeting preparation and attendance after the completion of the Phase IIb study with the FDA as well as psychotherapy training, psychotherapy sessions and therapist fees for participants. Subsequently, the Phase IIb Study was increased to 84 patients, and we anticipate the estimated cost of this study to be increased by approximately 5%.

On September 15, 2022, we received full approval of a study (the “UK Trial”) in the United Kingdom from the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) using natural psilocybin in the field of palliative care with oncology patients. For this study, we had partnered with Clerkenwell Clinics Limited (“Clerkenwell Health”), which would have been responsible for jointly designing and delivering the UK Trial. Following such approval, we opted to forego proceeding with the UK Trial in order to pursue the opportunity to conduct the Phase IIb Study in Australia, as Psyence could benefit from the Australian Federal Government’s Research & Development tax incentive program, which could provide up to a 43.5% rebate on Psyence’s R&D expenses in Australia, making it a more cost-effective endeavor. In addition, the Phase IIb Study adds a dose-finding arm, which allows us to accelerate our development strategy, seeking input from the FDA with our pre-IND application. On March 5, 2024, Psyence received full approval of the Phase IIb Study from to the Australian Human Research Ethics Committees (HRECs), the body responsible for the review of research proposals involving human participants to ensure that they are ethically acceptable. If the outcome of the Phase IIb Study is positive, we believe we may be able to proceed directly to a Phase III trial in the United States, subject to FDA review and the opening of an IND; however, there is no guarantee that the FDA will accept data from trials conducted outside of the United States.

Licensing of PEX010

In April 2022, Psyence entered into the Research IP Agreement with Filament for the licensing of PEX010 and its associated intellectual property, as well as for the supply of PEX010 for the specific intention of the clinical development of the product, and ultimately, for the marketing authorization for PEX010’s use in palliative care patients. Pursuant to the Research IP Agreement, Filament grants to Psyence an irrevocable, royalty free, worldwide license (with the right to sub-license, subject to certain restrictions) to use and distribute PEX010 and certain related intellectual property (such as delivery mechanism, preparation methods and know-how) solely for use in connection with pre-clinical and clinical studies and trials to be conducted in Canada, the UK and world-wide in the treatment of anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. This license is granted in respect of the clinical trial phase of Psyence’s activities, specifically phase II clinical trials which, at present, consists of the Phase IIb Study. The license is granted on an exclusive basis solely within the territory of the UK with respect to the designated fields of use, and Psyence has a right of first refusal to extend its exclusive license beyond the territory of the UK. Psyence does not have any rights to use PEX010 for any profit-making or commercial purposes under the Research IP Agreement. Any results of testing, research, conduct of and any information derived from the clinical studies and trials using PEX010 shall be the sole property of Psyence. Under the Research IP Agreement, Filament is entitled to receive milestone payments of up to CAD$250,000 in aggregate based on four distinct phase II clinical trial milestones to be achieved by Psyence. Should Psyence pursue a second or multiple indications, such aggregate milestone payments will increase accordingly. For the year  ended March 31, 2024, Psyence incurred $167,306 costs under the Research IP Agreement related to milestone payments, which was accounted for as research and development costs.

In addition to the licensing rights described above, per the terms of the Research IP Agreement, Filament has undertaken to support Psyence’s clinical trial efforts through the supply of the required quantities of PEX010 to Psyence, for no additional charge, based on Psyence’s good faith forecasts of its needs. Filament will also create and provide such information, assistance and support for the execution of the dossiers, IMBP and other documents required to conduct Psyence’s clinical trials in accordance with the trial schedules. The license term is 5 years, expiring in April 2027, however the license may be terminated early (a) by either party upon notice to the other party, where Psyence notifies Filament in writing that all of its clinical trials have been completed or abandoned; (b) by a party upon notice to the other party, if the other party becomes subject to bankruptcy proceedings; (c) by a party if the other party commits a breach of a material term of the Research IP Agreement and fails to remedy such breach; or (d) by a party upon notice to the other party, if the other party has a licence, permit or approval revoked by competent authorities which compromises its ability to grant the licenses contemplated in the Research IP Agreement or its ability to perform under the Research IP Agreement. On July 22, 2024, the parties concluded an addendum to the Research IP Agreement (“Filament Addendum”) whereby Filament undertook to provide a sufficient supply of PEX010 to Psyence in order to facilitate the substitution of an alternative drug candidate for use in Phase III trials and for commercialization purposes following the conclusion of the Phase IIb Study (“Proposed End Product”).

In December 2022, Psyence entered into a royalty-bearing, binding term sheet for the commercial licensing of intellectual property (with the right to sub-license) from Filament, which was subject to the terms of a definitive license agreement, and granted Psyence the worldwide right to commercialize PEX010 within the designated fields of use, being anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. The term sheet remained subject to further negotiations between the parties and the execution of a subsequent definitive agreement within a predefined time period. Following further discussions, Psyence and Filament mutually agreed to terminate the term sheet by way of the Filament Addendum. Psyence is engaging two alternative suppliers of drug product for its pivotal Phase III studies as well as for future studies in other indications. Filament agreed to continue to support the supply PEX010 for the upcoming Phase IIb Study.

Psyence is in the final stages of negotiating supply agreements, as well as licensing agreements for the use of third-party intellectual property, with two licensed suppliers operating in the United Kingdom and North America. Psyence intends to provide further updates on such agreements as they are executed, however, there can be no guarantees that such agreements will be finalized.

Psyence has not performed any pre-clinical or clinical trials on PEX010. PEX010 is owned and has undergone clinical trials directed by Filament. PEX010 has received regulatory approval to proceed into Phase I and II clinical trials in several jurisdictions worldwide. The FDA, Health Canada, MHRA, and the EMA have reviewed the chemistry, manufacturing, and controls and quality information of PEX010 through its associated filed DMFs/ IMPDs. The DMF for PEX010 is also on file with the Therapeutic Goods Administration (the “TGA”) in Australia. In addition to clinical trials, PEX010 is also already being administered to real-world patients via the Health Canada Special Access Program (“SAP”). Through the SAP, PEX010 is being prescribed for end of life distress as well as Major Depressive Disorder.

In addition to clinical trial exposures, PEX010 is also being administered to real-world patients via the Health Canada Special Access Program (SAP). Through the SAP, PEX010 is being prescribed for End of life Distress as well as Major Depressive Disorder. As of July 17, 2024, 156 doses of PEX010 have been administered to 132 patients. Despite the serious condition of many of these patients, no serious adverse events or unexpected adverse events have been reported in any SAP administration.

Relationships with Third Parties

Psyence’s Australian-based research and development will be conducted by its CRO partner, iNGENū, in Australia. As stated above, Filament’s PEX010 will serve as the product candidate under investigation during the Phase IIb Study.

Psyence’s R&D capabilities

Psyence’s CEO (Dr. Neil Maresky) and Medical Director (Dr. Clive Ward-Able) are both medically trained physicians with close to 60 years of experience between them within the pharmaceutical industry related to R&D and the commercialization of new products. This experience provides the foundations for an excellent understanding of the clinical development, regulatory and commercialization needs of various pharmaceutical markets to design the optimal development program.

Psyence plans on working with various CROs and consultancy agencies to prepare and operationalize their protocols for the various phases of the clinical development program.

Intellectual Property

Psyence engages a team of lawyers and advisors that helps strengthen the protection of its IP assets. As psilocybin is a naturally occurring substance, it cannot be patented. However, patents may be granted on formulations, methods of use, compositions of matter and formulation processes, provided that such items are novel, non-obvious and have significant improvements to existing inventions.

Psyence’s IP strategy is built around:

●	Establishing and maintaining a competitive advantage on formulation, dosage and administration of psilocybin, as well as psychedelic-assisted therapy modules for palliative care indications; and
●	Ensuring business flexibility through directing its research in areas which maintain freedom to operate (relative to third party patent positions) and secures the most favorable commercial terms in agreements with other companies in collaborating on later research, and the commercialization of Psyence’s IP assets.

Psyence has a specialist, experienced in-house team focused on delivery of this strategy, including internationally recognized patent professionals working directly with Psyence’s board on these issues.

Specific actions are being taken towards delivery of this strategy include:

●	Ongoing patent landscaping on the competitor patent landscape. Psyence has completed a patent landscaping review and has ongoing patent watching searches in place on the back of this to identify any new filings made in this space;
●	Actively considering potential patent filings, with the intention to identify, file, prosecute and eventually maintain Psyence’s patent portfolio. This patent portfolio is intended to be built out incrementally across the proprietary formulation and treatment technologies that are under development by Psyence;
●	Active management of key know-how and trade secrets (in order to supplement the patent portfolio); and
●	Thoughtful negotiation of in-licensing arrangements of third-party IP rights that can enhance or accelerate the building of our business.

Psyence does not currently hold any patents. PEX010 is protected by a portfolio of patents comprising five patent families. A patent family is a group of patent applications covering the same or similar technical content, or a group of patents registered in several countries to protect an invention. This occurs when a patent application is made in one country and then obtains priority. This priority is then extended to numerous countries. In other words, applications in a family are related to each other through priority claims. Filament holds a worldwide, exclusive, and sub-licensable license from its wholly-owned subsidiary, Psilo, for the intellectual property portfolio relating to PEX010, and Psilo is responsible for maintaining and defending the intellectual property currently being sub-licensed to Psyence under the Research IP Agreement, and which is relevant for use in Psyence’s proposed Australian palliative care clinical trial. Below is a summary of the five patent families that are relevant to Psyence’s licenses granted by Filament based on the most recent information made available to us by Filament.

●	Filament patent family 1 is focused on extraction methods, and consists of eleven (11) total granted patents, of which six (6) were issued by the Canadian Intellectual Property Office (“CIPO”) and five (5) were issued by the United States Patent and Trademark Office (“USPTO”), as well as thirteen (13) pending patent applications. Issued patents in this family are scheduled to expire twenty years from the earliest nonprovisional filing date, which in this case indicates an expiry date in July of 2040.
●	Filament patent family 2 is focused on purification processes, and consists of one (1) granted Canadian patent as well as five (5) patent applications. Issued patents in this family are scheduled to expire twenty years from the earliest nonprovisional filing date, which in this case indicates an expiry date in October of 2040.
●	Filament patent family 3 is focused on the standardization processes, and consists of one (1) allowed patent application and five (5) pending patent applications. Issued patents in this family are scheduled to expire twenty years from the earliest nonprovisional filing date, which in this case indicates an expiry date in December of 2040.
●	Filament patent family 4 is focused on chemical processes for stabilizing psychoactive alkaloids. This family consists of two (2) granted patents, of which one was issued by the CIPO and one was issued by the USPTO, as well as eleven (11) pending applications. Issued patents in this family are scheduled to expire twenty years from the earliest nonprovisional filing date, which in this case indicates an expiry date in December of 2040.
●	Filament patent family 5 is focused on methods and formulations for delivering psychoactive alkaloids. This family consists of six granted patents, of which five (5) were issued by the CIPO and one (1) was issued by the USPTO, as well as four pending patent applications. Issued patents in this family are scheduled to expire twenty years from the earliest nonprovisional filing date, which in this case indicates an expiry date in March of 2041.

A summary table of Filament’s patent portfolio relevant to Psyence’s licenses is provided below based on the most recent information made available to us by Filament:

Internal
	Reference		Patent				Filing Date/
•@	Number	Family	Number	Status	Title	Jurisdiction*	Appl. No.	Issue Date

1	PSU001a-AUNE	• 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	• AU	16-Dec-22; 2021291583	N/A
2	PSU001a-BRNE	• 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	• BR	16-Jul-21; 112022025777	N/A
3	PSU001a-CADIV1	• 1	3123908	Issued	Ethanol extraction of psychoactive compounds from psilocybin fungus	• CA	29-Jul-20 (exam requested 5-Jul-21); 3123908	22-Mar-22
4	PSU001a-CADIV2	• 1	3124367	Issued	Aqueous extraction of psychoactive compounds from psilocybin fungus	• CA	29-Jul-20 (exam requested 9-Jul-21); 3124367	26-Apr-22
5	PSU001a-CANE	• 1	3161623	Issued	Extraction of psychoactive compounds from psychedelic fungus	• CA	16-Jun-21 (exam requested 13-May-22); 3161623	4-Apr-23
6	PSU001a-CANP	• 1	3088384	Issued	Extraction of psychoactive compounds from psilocybin fungus	• CA	29-Jul-20; 3088384	3-Aug-21
7	PSU001a-EPNE	• 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	• EP	6-Jan-23; EP20210827107	N/A
8	PSU001a-ILNE	• 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	• IL	30-Oct-22; 297791	N/A
9	PSU001a-JMPC	• 1	N/A	Pending	Extraction of psychoactive compounds from psilocybin fungus	• JM	29-Sep-21; 18/2/000123	N/A
10	PSU001a-MXNE	• 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	• MX	16-Dec-22; MX/a/2022/016531	N/A
11	PSU001a-USCON1	• 1	US11510952	Issued	Ethanol extraction of psychoactive compounds from psilocybin fungus	• US	28-Jan-22; 17587731	29-Nov-22;
12	PSU001a-USCON2	• 1	US11571450	Issued	Aqueous extraction of psychoactive compounds from psilocybin fungus	• US	17-Mar-22; 17697798	7-Feb-23;
13	PSU001a-USPC	• 1	US11382942	Issued	Extraction of psychoactive compounds from psilocybin fungus	• US	17-Jun-21; 17351149	12-Jul-22;
14	PSU001b-AUNE	• 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	• AU	16-Dec-22; 2021291726	N/A
15	PSU001b-BRNE	• 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	• BR	16-Dec-22; CA2021050823; BR112022025778	N/A
16	PSU001b-CADIV1	• 1	N/A	Pending	Hydro-methanol extraction of psychoactive compounds from fungus	• CA	16-Jun-21 (exam requested 28-Apr-23); 3198238	N/A
17	PSU001b-CANE	• 1	3163795	Issued	Methanol-based extraction of psychoactive alkaloids from fungus	• CA	13-Jun-23 (exam requested 3-Jun-22); 3163795	13-Jun-23
18	PSU001b-CANP	• 1	3089455	Issued	Methanol-based extraction of psychoactive compounds from fungus	• CA	7-Aug-20 (exam requested 5-Jul-21); 3089455	5-Jul-22
19	PSU001b-EPNE	• 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	• EP	6-Jan-23; EP20210825822	N/A

Internal
	Reference		Patent				Filing Date/
•@	Number	Family	Number	Status	Title	Jurisdiction*	Appl. No.	Issue Date
20	PSU001b-ILNE	• 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	• IL	24-Nov-22; 298561	N/A
21	PSU001b-MXNE	• 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	• MX	16-Dec-22; MX/a/2022/016530	N/A
22	PSU001b-USNE	• 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	• US	15-Jun-22; 17841323	N/A;
23	PSU001c-USCON1	• 1	11642385	Issued	Basic extraction of psychoactive compounds from psychoactive organisms	• US	23-Mar-22; 17702701	9-May-23;
24	PSU001c-USNE	• 1	11331357	Issued	Methods and compositions comprising psychoactive compounds from psychoactive organisms	• US	15-Jun-21; 17348697	17-May-22
25	PSU002-AUNE	• 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	• AU	5-Dec-22; 2021290454	N/A
26	PSU002-BRNE	• 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	• BR	16-Dec-22; BR112022025782	N/A
27	PSU002-CANP	• 2	3097246	Issued	Process for obtaining a purified psychoactive alkaloid solution	• CA	23-Oct-20	28-Mar-23
28	PSU002-EPNE	• 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	• EP	6-Jan-23; EP20210881426	N/A
29	PSU002-ILNE	• 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	• IL	25-Dec-22; 299448	N/A
30	PSU002-MXNE	• 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	MX	13-Apr-23; MX/a/2023/004350	N/A
31	PSU003-AUNE	• 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	• AU	19-Dec-22; 2022291410	N/A
32	PSU003-BRNE	• 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	• BR	16-Dec-22; CA2021050813; BR112022025780	N/A
33	PSU003-CANP	• 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	• CA	18-Dec-20; 3103707	N/A
34	PSU003-EPNE	• 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	• EP	6-Jan-23; EP20210825817	N/A
35	PSU003-ILNE	• 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	• IL	25-Dec-22; 299449	N/A
36	PSU003-MXNE	• 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	• MX	16-Dec-22; MX/a/2022/016533	N/A
37	PSU004-AUDIV1	• 4	N/A	Pending	Dephosphorylation-controlled extraction of phosphorylatable psychoactive alkaloids	• AU	19-Dec-22; 2022291416	N/A
38	PSU004-AUDIV2	• 4	N/A	Pending	Predominantly phosphorylated psychoactive alkaloid extraction using alkali	• AU	19-Dec-22; 2022291413	N/A
39	PSU004-AUDIV3	• 4	N/A	Pending	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	• AU	19-Dec-22; 2022291414	N/A
40	PSU004-AUNE	• 4	N/A	Pending	Psychoactive alkaloid extraction and composition with inhibited dephosphorylation	• AU	19-Dec-22; 2022291411	N/A

Internal
	Reference		Patent				Filing Date/
•@	Number	Family	Number	Status	Title	Jurisdiction*	Appl. No.	Issue Date
41	PSU004-CADIV1	• 4	N/A	Pending	Dephosphorylation-controlled extraction of phosphorylatable psychoactive alkaloids	• CA	14-Jun-21 (exam requested 25-Jul-22); 3169140	N/A
42	PSU004-CADIV2	• 4	N/A	Pending	Predominantly phosphorylated psychoactive alkaloid extraction using alkali	• CA	14-Jun-21 (exam requested 7-Sep-22); 3173030	N/A
43	PSU004-CANE	• 4	3137016	Issued	Psychoactive alkaloid extraction and composition with inhibited dephosphorylation	• CA	16-Aug-22 (exam requested 29-Oct-21); 3137016	16-Aug-22
44	PSU004-CANP	• 4	N/A	Pending	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	• CA	4-Dec-20; 3101765	N/A
45	PSU004-ILDIV1	• 4	N/A	Pending	Dephosphorylation-controlled extraction of phosphorylatable psychoactive alkaloids	• IL	25-Dec-22; 299450	N/A
46	PSU004-ILDIV2	• 4	N/A	Pending	Predominantly phosphorylated psychoactive alkaloid extraction using alkali	• IL	25-Dec-22; 299451	N/A
47	PSU004-ILDIV3	• 4	N/A	Pending	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	• IL	25-Dec-22; 299452	N/A
48	PSU004-ILNE	• 4	N/A	Pending	Psychoactive alkaloid extraction and composition with inhibited dephosphorylation	• IL	25-Dec-22; 299453	N/A
49	PSU004-USNE	• 4	US11298388	Issued	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	• US	23-Sep-21; 17483601	12-Apr-22
50	PSU005a-CADIV1	• 5	N/A	Pending	Process for transmucosal psychoactive alkaloid composition	• CA	24-Mar-21 (exam requested 18-Apr-23); 3197443	N/A
51	PSU005a-CANE	• 5	3152326	Issued	Preparation of transmucosal psychoactive alkaloid composition	• CA	29-Nov-21 (exam requested 12-Mar-22); 3152326	9-May-23
52	PSU005a-CANP	• 5	N/A	Pending	Transmucosal psychoactive alkaloid composition and preparation thereof	• CA	24-Mar-21; 3113240	N/A
53	PSU005a-USNE	• 5	N/A	Pending	Transmucosal psychoactive alkaloid composition and preparation thereof	• US	14-Jun-22; 17840482	N/A
54	PSU005b-CANP	• 5	3123774	Allowed	Transdermal psychoactive alkaloid composition and preparation thereof	• CA	1-Jul-21; 3123774	Forecasted Issue Date: 8-Aug-23
55	PSU005b-USNE	• 5	N/A	Pending	Transdermal psychoactive alkaloid composition and preparation thereof	• US	28-Jun-23; 18259697	N/A
56	PSU005c-CANE	• 5	3161491	Allowed	Vaporizable psychoactive alkaloid composition and preparation thereof	• CA	22-Dec-21 (exam requested 3-Jun-22); 3161491	25-Jul-23
57	PSU005c-USNE	• 5	N/A	Pending	Vaporizable psychoactive alkaloid composition and preparation thereof	• US	14-Jun-22; 17840502	N/A
58	PSU005d-CANE	• 5	3157550	Issued	Injectable psychoactive alkaloid composition and preparation thereof	• CA	17-Dec-21 (exam requested 27-Apr-22); 3157550	3-Jan-23
59	PSU005d-USNE	• 5	US11491138	Issued	Injectable psychoactive alkaloid composition and preparation thereof	• US	16-Mar-22; 17/696,584	18-Nov-22

Legend: CA: Canada; IL: Israel, AU: Australia; US: United States; BR: Brazil; MX: Mexico; EP: Europe; PCT: Patent Cooperation Treaty International Patent System; JM: Jamaica

Competitive Environment

There are currently no pharmaceutical agents with regulatory approval for the treatment of AjD within palliative care or any other arena. The current treatment of AjD is empirical, with either psychotherapy or off-label pharmacological agents, such as anti-depressants or anxiolytics, or a combination of both.

We believe that the competitive landscape analysis of other commercial psychedelic-assisted treatments in clinical trials strongly suggests that Psyence’s clinical asset has a first-mover advantage in both the palliative care and cancer-related AjD market upon approval. PEX010 and its associated IP has been licensed to Psyence, giving it exclusivity for the indications of anxiety and depression within the context of palliative care in the UK for R&D purposes. Psyence plans to expand their targeted indication of cancer-related AjD to address different types of AjD and other secondary indications both in a palliative and non-palliative context.

In 2019, the FDA designated psilocybin therapy as “breakthrough therapy” for the treatment of severe depressive disorder. This precedent provides the possibility that psilocybin-based drug candidates, such as the Proposed End Product, may be eligible for a number of processes that could result in expedited marketing approval of such psilocybin-based drug candidates, such as Fast Track, Accelerated Approval, Priority Review and Breakthrough Status. Breakthrough therapy designation is intended to expedite the development and review of drugs for serious or life-threatening conditions. The criteria for breakthrough therapy designation require preliminary clinical evidence that demonstrates the drug may have substantial improvement on at least one clinically significant endpoint over available therapy.

Psyence intends to submit the NDA requesting assessment via the 505(b)(2) pathway. A 505(b)(2) application is an NDA that contains full reports of investigations of safety and effectiveness, where at least some of the information required for approval comes from studies not conducted by or for the applicant, and for which the applicant has not obtained a right of reference or use, including, for example, the agency’s finding of safety and/or effectiveness for a listed drug or published literature. This could potentially allow for a shorter development program along with less data that is developed by Psyence, as compared to a regular NDA submission. Despite the usage of psilocybin for decades, there have been relatively few studies pertaining to psilocybin products due to the ban on the research into psychedelics. However, recently, academic institutions have been allowed to conduct such studies.

A breakthrough therapy designation conveys all of the fast track program features (see below for more details on fast track designation), more intensive FDA guidance on an efficient drug development program, an organizational commitment involving senior managers, and eligibility for rolling review and priority review.

Additionally, even if we are granted an accelerated approval pathway, that may or may not lead to a faster development or regulatory review or approval process and may or may not increase the likelihood that our other product candidate will receive marketing approval. The European Medicines Agency (EMA) PRIME program, similar to the Food and Drug Administration (FDA) breakthrough therapy designation program, was launched in March 2016 to enhance support for the development of medicines that target an unmet medical need. PRIME and the U.S. breakthrough therapy designation share the same objective (timely patient access to innovative medicines).

Business Objectives

Psyence intends to further expand the development of its product candidates for additional indications. While Psyence’s initial focus will be on the development of PEX010 for the treatment of AjD in patients with a recent diagnosis of cancer in its Phase IIb Study and the development of the Proposed End Product thereafter, indication expansion will focus on other causes of AjD potentially leading to an increased opportunity within the indication. Further indications will be considered once the AjD program is ongoing in areas such as Alcohol Use Disorder and potentially with the use of other in-licensed candidates, however no such agreements have been reached at this stage.

Psyence’s Psilocybin Asset

In order to accelerate clinical development of a palliative care, psilocybin-based asset, Psyence has initially licensed Filament Health’s proprietary botanical drug candidate, PEX010, and its associated IP. Filament has developed innovative technology to extract and standardize stable doses of natural compounds from mushrooms. PEX010 is currently covered by up to ten patents (five patents by the USPTO and five by the Canadian Intellectual Property Office). The product candidate has also previously received authorization from the FDA and Health Canada to enter into Phase 1 and Phase 2 human clinical trials. The license granted to Psyence in respect of the early trial phases grants Psyence exclusivity in the UK to use PEX010 in future Phase 2 clinical trials for the indications of depression and anxiety, including associated ailments, such as PTSD, stress, grief, and AjD within the context of palliative care. Pursuant to the license, Psyence will own all the data, results of testing, research, any information and any other IP derived or arising from any clinical trials, with the exclusion of IP related to the manufacture, processing or production of the Filament input material, which will vest in Filament.

PEX010 is a pharmaceutical-grade, natural psilocybin drug candidate. It is an oral capsule containing 25mg of naturally derived psilocybin. PEX010 will be used as an adjunct to psychotherapy for the treatment of AjD due to an incurable cancer diagnosis versus psychotherapy alone within a palliative care context.

Description of PEX010

PEX010 is extracted and purified from the psilocybes species of mushroom. Psilocybin is rapidly metabolized in the body to form psilocin, a psychoactive molecule. There has recently been a resurgence in the study of the use of psychedelics in a multitude of potential indications such as depression, anxiety disorders, PTSD, addictions and within palliative care, which is the focus area for Psyence’s development of PEX010.

PEX010 is being tested in patients with a recent terminal cancer diagnosis and who have developed AjD which can severely affect their quality of life as well as those closely related to them.

Natural versus synthetic psilocybin

Naturally extracting psychedelic compounds for medicinal use has the exciting opportunity of exploring the ‘entourage effect’, which refers to the synergistic interaction of two or more psychoactive molecules that are present in low concentrations in the final product after psilocybin extraction, resulting in a smoother, more tolerable onset and offset of the psychedelic experience. There are other active molecules within the mushrooms that have psychedelic effects, although less than psilocybin (see diagram below). A small amount of these additional active molecules is contained in the extracts derived from natural mushrooms, which contribute to the entourage effect. In the case of ‘magic mushrooms,’ psychedelic effects are achieved either by ingesting natural psilocybin-containing extracts or engineered formulations of psilocybin derivatives. It is important to note that the pharmacological properties of the psilocybin molecule remain unchanged whether the drug is synthetically or naturally derived. Current synthetic versions of psilocybin exist as distinct polymorphic structures and are synthesized via reactions using certain substrates and enzymes that direct the production of psilocybin. Naturally derived psilocybin is obtained by cultivating and processing psilocybin-containing mushrooms into a crude API for further use.

What distinguishes naturally derived psilocybin formulations from synthetic formulations is the potential to explore the ‘entourage effect’ by varying the amounts of different tryptamines yielded in the host mushroom during the growing process. The ‘entourage effect’ has important ramifications for the overall therapeutic effectiveness of psilocybin-assisted psychotherapy due to the potential of modulating the psychedelic effects and the neuroplastic processes, which help form connections between multiple neurons, typically induced by psilocybin. This is because the subjective effects derived from the type or intensity of ‘mystical experiences’ occasioned by psilocybin, might additionally contribute to the overall effectiveness of the treatment. Whilst this area of research is still largely unexplored, a few preclinical studies have shown that different species of magic mushrooms procure nuanced changes in psychedelic experiences due to their differing levels of psilocybin, psilocin and other tryptamine derivatives. As the psilocybin industry continues to evolve, we believe that it is likely that there will be demand for both naturally derived psilocybin formulations as well as synthetic psilocybin (and derivatives) due to both the increasing demand in psilocybin-based research and more importantly, patient accessibility of psilocybin medicines. Whole Psilocybe mushrooms contain tryptamine derivatives that may contribute to a synergistic therapeutic effect.

Figure 1 Source: ChemDraw

Psilocybin, 3-[2-(Dimethylamino)ethyl]-1 H-indol-4-yl dihydrogen phosphate is a naturally occurring tryptamine derivative found in over 100 species of mushrooms.1 Psilocybin quickly dephosphorylates into psilocin upon ingestion. Psilocin is a partial-agonist of serotonin receptors in the brain. Tryptamine derivatives and serotonin share many similarities in their chemical structure. Psilocin binds with high affinity to the serotonin 2A receptors (5-HT2A).2

1 Daniel J, Haberman M. Clinical potential of psilocybin as a treatment for mental health conditions. Ment Health Clin. 2017;7:24 – 28

2 PubChem. Psilocybine. https://pubchem.ncbi.nlm.nih.gov/compound/Psilocybine. Accessed 25 February 2021.

Psilocybin reliably induces profound changes in sensory perception, emotion, thought, and sense of self, characterized by marked alterations in all mental functions, including perception, mood, volition, cognition and self-experience.3 These profound changes are often referred to as “mystical-type” experiences. Measures of mystical-type experience occurring during psilocybin treatment have been repeatedly observed to predict later effects on behavior and emotions, including reductions in depressive and anxious symptoms.4,5

Oral psilocybin has about a 50% bioavailability and psilocin is detectable in plasma within 15 minutes of administration of the parent compound.6,7 The half-life of psilocin in blood is 2-3 hours. Onset of noticeable psychoactive effects for a 25 mg dose typically occur within one hour, peaks at two hours after a dose and finishes at six hours after the dose.

The investigational medicinal product PEX010 is a capsule for oral administration that contains the herbal drug substance PYEX; a Psilocybe cubensis mushroom extract containing Psilocybin 9[3-[2-(dimethylamino)ethyl]-1H-indol-4-yl] dihydrogen phosphate). The drug product PEX010 is manufactured with the drug substance PYEX (12.5-14.0% psilocybin), excipients, and hydroxypropyl methylcellulose capsules.

Indication and Treatments

Adjustment Disorder

Incurable cancer is predictably associated with challenges and burdens that may lead to symptoms of depression, demoralization, and fears of suffering, dependency, and mortality.8 Up to 50% of individuals with advanced cancer report symptoms that are sufficiently severe to reach clinical levels, exacerbating physical symptoms and impairing quality of life.9,10 Multiple physical symptoms, dramatic alteration in support needs and personal relationships, difficulty navigating a complex health care system, and the threat of impending mortality all may constitute pathways to distress.11

3 Studerus E, Kometer M, Hasler F, Vollenweider FX. Acute, subacute and long-term subjective effects of psilocybin in healthy humans: a pooled analysis of experimental studies. J Psychopharmacol. 2011;25:1434 – 1452.

4 MacLean KA, Johnson MW, Griffiths RR. Mystical experiences occasioned by the hallucinogen psilocybin lead to increases in the personality domain of openness. J Psychopharmacol. 2011;25:1453 – 1461.

5 Ross S, Bossis A, Guss J, Agin-Liebes G, Malone T, Cohen B, et al. Rapid and sustained symptom reduction following psilocybin treatment for anxiety and depression in patients with life-threatening cancer: a randomized controlled trial. J Psychopharmacol. 2016;30:1165 – 1180.

6 Brown RT, Nicholas CR, Cozzi NV, Gassman MC, Cooper KM, Muller D, et al. Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clin Pharmacokinet. 2017;56:1543–1554.

7 Hasler F, Bourquin D, Brenneisen R, Bär T, Vollenweider FX. Determination of psilocin and 4-hydroxyindole-3-acetic acid in plasma by HPLC-ECD and pharmacokinetic profiles of oral and intravenous psilocybin in man. Pharm Acta Helv. 1997;72:175 – 184.

8 Lo C, Zimmermann C, Rydall A, Walsh A, Jones JM, Moore MJ, et al. Longitudinal study of depressive symptoms in patients with metastatic gastrointestinal and lung cancer. J Clin Oncol. 2010;28:3084 – 3089.

9 Hopwood P, Stephens RJ. Depression in patients with lung cancer: prevalence and risk factors derived from quality-of-life data. J Clin Oncol. 2000;18:893 – 903.

10 Delgado-Guay M, Parsons HA, Li Z, Palmer JL, Bruera E. Symptom distress in advanced cancer patients with anxiety and depression in the palliative care setting. Support Care Cancer. 2009;17:573 – 579.

11 Rodin G, Lo C, Mikulincer M, Donner A, Gagliese L, Zimmermann C. Pathways to distress: the multiple determinants of depression, hopelessness, and the desire for hastened death in metastatic cancer patients. Soc Sci Med. 2009;68:562 – 569.

AjD is defined in International Classification of Diseases 11th Revision (ICD-11) as a maladaptive reaction, which usually emerges within one month of a significant life-stressor, such as illness, family or partnership problems, job-related issues, or financial difficulties.14 There are two core categories of symptoms that characterize AjD: a preoccupation with the stressor or its consequences, and failure to adapt. Preoccupation includes recurring distressing thoughts about the stressor, constant worry, and rumination. Failure to adapt describes a generalized stress-response (e.g., sleep disturbances or concentration problems) that results in significant impairment in social, interpersonal, occupational, educational, or other significant areas of functioning.

AjD is also defined in the Diagnostic and Statistical Manual of Mental Disorders (DSM) diagnostic criteria,15 and while there is great overlap with the definition and symptomatology compared to the ICD 11 classification, the DSM definition separates AjD into 6 different subtypes, Both the ICD and DSM have had substantial impact on global psychiatric practice and research. While the DSM has been used more often in research around the world,16 a study of nearly 5,000 psychiatrists in 44 countries demonstrated that the majority of psychiatrists outside the U.S. utilize ICD classifications in their daily clinical practice.17 The DSM-5 conceptualizes AjD as a stress-related syndrome in a separate chapter of “Trauma and Stress Related Disorders”,18 representing the most significant change from DSM-IV.19 However, the current diagnostic construct is crucially dependent on an exclusion criterion, so that a diagnosis of AjD is rarely applicable when another mental disorder is present.

12 Roth AJ, Kornblith AB, Batel-Copel L, Peabody E, Scher HI, Holland JC. Rapid screening for psychologic distress in men with prostate carcinoma: a pilot study. Cancer. 1998;82:1904 – 1908.

13 Mitchell AJ, Chan M, Bhatti H, Halton M, Grassi L, Johansen C, et al. Prevalence of depression, anxiety, and AjD in oncological, haematological, and palliative-care settings: a meta-analysis of 94 interview-based studies. Lancet Oncol. 2011;12:160 – 174.

14 Maercker A, Brewin CR, Bryant RA, Cloitre M, van Ommeren M, Jones LM, et al. Diagnosis and classification of disorders specifically associated with stress: proposals for ICD-11. World Psychiatry. 2013;12:198 – 206.

15 Casey P, Doherty A. AjD: implications for ICD-11 and DSM-5. Br J Psychiatry. 2012;201:90 – 92.

16 Clark LA, Cuthbert B, Lewis-Fernández R, Narrow WE, Reed GM. Three Approaches to Understanding and Classifying Mental Disorder: ICD-11, DSM-5, and the National Institute of Mental Health’s Research Domain Criteria (RDoC). Psychol Sci Public Interest. 2017;18:72 – 145.

17 Reed GM, Mendonça Correia J, Esparza P, Saxena S, Maj M. The WPA-WHO Global Survey of psychiatrists’ attitudes towards mental disorders classification. World Psychiatry. 2011;10:118 – 131.

18 Kangas M. DSM-5 Trauma and Stress-Related Disorders: Implications for Screening for Cancer-Related Stress. Front Psychiatry. 2013;4:122.

19 Strain JJ, Friedman MJ. Considering AjDs as stress response syndromes for DSM-5. Depress Anxiety. 2011;28:818 – 823.

Treatment Plans

Traditional Treatments

Evidence suggests that addressing psychosocial, emotional, and physical symptoms early in the cancer trajectory, through such steps as palliative care or psychological interventions, may positively influence survival outcomes.20,21,22,23 Comorbid depression with cancer leads to worsened quality of life, increased sensitivity to pain, difficulties with treatment, communication difficulties, caregiver burnout, increased risk of suicide, longer periods of hospitalization, and a reduced expectation of survival.24,25,26,27,28 The National Institute for Clinical Excellence Palliative Cancer Care Guidelines29 recommend that if experiencing more severe types of psychological distress — which would include moderate to severe AjD — patients should be offered specialist psychological interventions such as psychotherapy, including cognitive behavioral therapy (“CBT”).

20 Temel JS, Greer JA, Muzikansky A, Gallagher ER, Admane S, Jackson VA, et al. Early palliative care for patients with metastatic non-small-cell lung cancer. N Engl J Med. 2010;363:733 – 742.

21 Bakitas MA, Tosteson TD, Li Z, Lyons KD, Hull JG, Li Z, et al. Early Versus Delayed Initiation of Concurrent Palliative Oncology Care: Patient Outcomes in the ENABLE III Randomized Controlled Trial. J Clin Oncol. 2015;33:1438 – 1445.

22 Giese-Davis J, Collie K, Rancourt KMS, Neri E, Kraemer HC, Spiegel D. Decrease in depression symptoms is associated with longer survival in patients with metastatic breast cancer: a secondary analysis. J Clin Oncol. 2011;29:413 – 420.

23 Spiegel D, Giese-Davis J. Depression and cancer: mechanisms and disease progression. Biol Psychiatry. 2003;54:269 – 282.

24 Skarstein J, Aass N, Fosså SD, Skovlund E, Dahl AA. Anxiety and depression in cancer patients: relation between the Hospital Anxiety and Depression Scale and the European Organization for Research and Treatment of Cancer Core Quality of Life Questionnaire. J Psychosom Res. 2000;49:27 – 34.

25 Depression as a predictor of disease progression and mortality in cancer patients: a meta-analysis. Centre for Reviews and Dissemination (UK); 2009.

26 Prieto JM, Blanch J, Atala J, Carreras E, Rovira M, Cirera E, et al. Psychiatric morbidity and impact on hospital length of stay among hematologic cancer patients receiving stem-cell transplantation. J Clin Oncol. 2002;20:1907 – 1917.

27 Misono S, Weiss NS, Fann JR, Redman M, Yueh B. Incidence of suicide in persons with cancer. J Clin Oncol. 2008;26:4731 – 4738.

28 Colleoni M, Mandala M, Peruzzotti G, Robertson C, Bredart A, Goldhirsch A. Depression and degree of acceptance of adjuvant cytotoxic drugs. Lancet. 2000;356:1326 – 1327.

29 Nice N. Improving supportive and palliative care for adults with cancer. London: NICE. 2004. 2004.

Psilocybin-assisted psychotherapy

CBT has been shown to improve anxiety in patients diagnosed with incurable cancer, but appears to be less effective at improving depressive symptoms.30 Several recently published trials have examined the efficacy of psilocybin, a classic serotonergic psychedelic drug that induces its acute subjective effects through the agonism of serotonin 2A (5-HT2A) receptors, to treat depression and anxiety in patients with life -threatening cancer, amongst other psychiatric conditions.31,32,33,34 Psilocybin-assisted psychotherapy is a course of therapy involving single or multiple sessions in which a dose of psilocybin is administered in conjunction with psychotherapy, delivered by a suitably trained therapist in a controlled setting. This intervention consists of three therapy stages: (1) preparation, (2) dosing session(s), and (3) integration, which allow for a more patient-centric approach compared to other therapy models. The pharmacological effects of psilocybin, in synergy with the psychotherapy, are considered to give rise to increased neuroplasticity, which facilitates rapid and deep psychological transformation that may accelerate and augment the effects of the psychotherapy process.34

PAP has been demonstrated in various academic studies to cause expeditious, substantial, and sustained improvements in cancer-related anxiety and depression, existential distress, quality of life, and orientation toward death.32,33 For example, in an academic study32 of 29 patients with cancer-related depression and anxiety, at the 6.5-month follow up, psilocybin was associated with enduring anxiolytic and anti-depressant effects (approximately 60-80% of participants continued with clinically significant reductions in depression or anxiety respectively), sustained benefits in existential distress and quality of life, as well as improved attitudes towards death.35 In another study of 51 patients,33 similar results were reported. At 6-month follow-up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. Participants attributed improvements in attitudes about life/self, mood, relationships, and spirituality to the “high” experience resulting from the psilocybin, with over 80% endorsing moderately or greater increased well-being/life satisfaction.36,37,38,39,40,41,42

A number of factors provide rationale for focusing on patients with AjD following a diagnosis of incurable cancer as the target population. The size of the cancer population, which generally makes up approximately 30% of target country palliative patients, provides justification for research, in regard to both the magnitude of needs and the access to participant recruitment. Additionally, previous clinical trials have demonstrated the feasibility and efficacy of PAP for people with depression and anxiety symptoms, both within and outside of the palliative care setting, highlighting the versatility and universality of this intervention. Moreover, the sustained reductions in anxiety and depression amongst palliative care patients suggest the longevity of positive outcomes mediated by PAP and the potential to dramatically improve patient quality of life, in what remains of their life.

30 Hayes SC, Luoma JB, Bond FW, Masuda A, Lillis J. Acceptance and commitment therapy: model, processes and outcomes. Behav Res Ther. 2006;44:1 – 25.

31 Carhart-Harris R, Giribaldi B, Watts R, Baker-Jones M, Murphy-Beiner A, Murphy R, et al. Trial of Psilocybin versus Escitalopram for Depression. N Engl J Med. 2021;384:1402 – 1411.

32 Grob CS, Danforth AL, Chopra GS, Hagerty M, McKay CR, Halberstadt AL, et al. Pilot study of psilocybin treatment for anxiety in patients with advanced-stage cancer. Arch Gen Psychiatry. 2011;68:71 – 78.

33 Griffiths RR, Johnson MW, Carducci MA, Umbricht A, Richards WA, Richards BD, et al. Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial. J Psychopharmacol. 2016;30:1181 – 1197.

34 Brouwer A, Carhart-Harris RL. Pivotal mental states. J Psychopharmacol. 2021;35:319 – 352.

35 Agin-Liebes GI, Malone T, Yalch MM, Mennenga SE, Ponté KL, Guss J, et al. Long-term follow-up of PAP for psychiatric and existential distress in patients with life-threatening cancer. J Psychopharmacol. 2020;34:155 – 166.

36 Carhart-Harris RL, Bolstridge M, Rucker J, Day CMJ, Erritzoe D, Kaelen M, et al. Psilocybin with psychological support for treatment-resistant depression: an open-label feasibility study. Lancet Psychiatry. 2016;3:619 – 627.

37 Carhart-Harris RL, Bolstridge M, Day CMJ, Rucker J, Watts R, Erritzoe DE, et al. Psilocybin with psychological support for treatment-resistant depression: six-month follow-up. Psychopharmacology. 2018;235:399 – 408.

38 Davis AK, Barrett FS, May DG, Cosimano MP, Sepeda ND, Johnson MW, et al. Effects of PAP on Major Depressive Disorder: A Randomized Clinical Trial. JAMA Psychiatry. 2021;78:481 – 489.

39 Bogenschutz MP, Forcehimes AA, Pommy JA, Wilcox CE, Barbosa PCR, Strassman RJ. Psilocybin- assisted treatment for alcohol dependence: a proof-of-concept study. J Psychopharmacol. 2015;29:289 – 299.

40 Johnson MW, Garcia-Romeu A, Cosimano MP, Griffiths RR. Pilot study of the 5-HT2AR agonist psilocybin in the treatment of tobacco addiction. J Psychopharmacol. 2014;28:983 – 992.

41 Moreno FA, Wiegand CB, Taitano EK, Delgado PL. Safety, tolerability, and efficacy of psilocybin in 9 patients with obsessive-compulsive disorder. J Clin Psychiatry. 2006;67:1735 – 1740.

42 Griffiths RR, Johnson MW, Carducci MA, Umbricht A, Richards WA, Richards BD, et al. Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial. J Psychopharmacol. 2016;30:1181 – 1197.

Classic psychedelics, a term referring to naturally -derived psychedelics including mescaline, lysergic acid diethylamide and psilocybin, all share a common mechanism of action via the serotonergic pathways. Psilocybin is a prodrug that, when ingested, is metabolized into the psychoactive compound psilocin. Psilocin acts as a partial agonist at the serotonergic 5-HT2A receptor, and research has demonstrated that activation of the 5-HT2A receptor subtype is integral to the mechanism of action leading to subjective psychedelic experience.43,44,45,46,47

The pharmacological effects of psilocybin, in synergy with psychotherapy, are considered to give rise to increased neuroplasticity and create a ‘pivotal mental state,’ which facilitates rapid and deep psychological transformation that may accelerate and augment the effects of the psychotherapy process.34 This is thought to underlie the transdiagnostic efficacy of PAP for a wide range of difficult to treat psychiatric conditions, including treatment-resistant depression, PTSD, substance use disorders, psychological distress with a life-threatening illness and obsessive-compulsive disorder.

Clinical Studies

In recent palliative care clinical trials conducted at New York School of Medicine and Johns Hopkins University School of Medicine, in which participants received PAP at doses of 22 mg/70 kg, 30 mg/70 kg, and 0.3 mg/kg, no serious adverse events (“SAEs”) were reported. Adverse effects of PAP amongst participants had all been previously described for psilocybin and were mild and transient, and included physical discomfort, psychological discomfort, increased systolic and diastolic blood pressure without criteria for medical intervention, increased heart rate with a mild sympathomimetic effect, nausea and vomiting, transient anxiety and headaches or migraines. None of the participants experienced prolonged psychosis or hallucinogen persisting perception disorder (“HPPD”).

43 Willins DL, Meltzer HY. Direct injection of 5-HT2A receptor agonists into the medial prefrontal cortex produces a head-twitch response in rats. J Pharmacol Exp Ther. 1997;282:699 – 706.

44 Glennon RA, Teitler M, Sanders-Bush E. Hallucinogens and serotonergic mechanisms. NIDA Res Monogr. 1992;119:131 – 135.

45 Vollenweider FX, Vollenweider-Scherpenhuyzen MF, Bäbler A, Vogel H, Hell D. Psilocybin induces schizophrenia-like psychosis in humans via a serotonin-2 agonist action. Neuroreport. 1998;9:3897 – 3902.

46 Ray TS. Psychedelics and the human receptorome. PLoS One. 2010;5:e9019.

47 González-Maeso J, Weisstaub NV, Zhou M, Chan P, Ivic L, Ang R, et al. Hallucinogens Recruit Specific Cortical 5-HT2A Receptor-Mediated Signaling Pathways to Affect Behavior. Neuron. 2007;53:439 – 452.

There are currently five registered studies investigating the efficacy of PAP to treat depression, anxiety and demoralization in patients with incurable illnesses:

Study	Study Design	Description
Yvan Beaussant from the Dana-Farber Cancer Institute (NCT04950608).	Open-label, single-arm pilot study — Recruiting	Safety and efficacy of a fixed 25 mg psilocybin dose and psychotherapy in hospice care patients with demoralization and existential distress

Maryland Oncology Hematology (NCT04593563).	Phase 2, open-label, single-arm study — Active, not recruiting	Safety and efficacy of a fixed 25 mg dose of psilocybin to treat MDD in 30 patients with malignant neoplasm

University of Utah (NCT04522804).	Open-label study, single-arm — Recruiting

Safety and tolerability of psilocybin in cancer patients assessed by the number and severity of Adverse Events (“AEs”), and the feasibility to recruit, enroll and consent patients with a cancer diagnosis or hematologic malignancy to the study

St Vincent’s Hospital in Melbourne (U1111-1237-8914).

Phase 2 parallel 2-part study, where part 1 is a randomized, controlled trial comparing an active placebo of 100 mg Niacin with 25 mg psilocybin, and part 2 is an open-label single-arm study of 25 mg of psilocybin —  Recruiting

Assess the efficacy of PAP to treat depression and/or anxiety associated with an incurable illness diagnosis

University of Nebraska.	Phase 1, open-label, single-arm study — Not yet recruiting

Exploratory pilot study of palliadelic treatment to reduce psychological distress and improve quality of life in persons with pancreatobiliary cancer, with a parallel assessment of healthcare utilization and family wellbeing

Known and Potential Risks of Psilocybin

Abuse Potential

To date, there have been no confirmed reports of an overdose of pharmaceutical psilocybin. Currently, psilocybin is placed in Schedule 1 in the UK Misuse of Drugs Regulations 2001, defined as having no medical use, possessing high abuse liability, and lack of accepted safety when used under medical supervision. However, in preclinical studies using non-human primates, psilocybin, mescaline and N,N-Dimethyltryptamine did not serve as positive reinforcers in 3,4-Methylenedioxy methamphetamine (MDMA) experienced rhesus monkeys. This suggests that non-human primates do not find the psychoactive effects of the 5-HT2A receptor agonists addictive.

Analysis of long-term follow-up data from eight pooled experimental trials with healthy volunteers indicated no subsequent drug abuse, no changes to overall drug consumption habits (including alcohol, nicotine, cannabis and MDMA) or functional impairment following exposure to psilocybin in the laboratory. Where changes in drug consumption habits were noted, most respondents described decreased consumption, particularly with reference to psilocybin use. Large-scale survey research indicates that hallucinogens are selected as a primary substance of abuse in only a fraction of responders.

In clinical studies with psilocybin, exposing individuals with either no history of hallucinogen use, or a history of minimal use (less than ten times in total and not within the previous five years) have not resulted in reported instances of subsequent illicit hallucinogen abuse. Additionally, studies have shown side effects that are potentially predictive of low abuse potential, such as elevations in fear and anxiety. Based on available literature, it is not expected that either psilocybin-naïve or experienced individuals will develop dependence after exposure.

Safety

Psilocybin has been found to be of very low toxicity in humans and research animals.

In recent palliative care clinical trials conducted at New York School of Medicine and Johns Hopkins University School of Medicine, in which participants received PAP at a dose of 22 mg/70 kg, 30 mg/70 kg, and 0.3 mg/kg, no serious adverse events (“SAEs”) were reported. Adverse effects of PAP amongst participants had all been previously described for psilocybin and were mild and transient, and included physical discomfort, psychological discomfort, increased systolic and diastolic blood pressure without criteria for medical intervention, increased heart rate with a mild sympathomimetic effect, nausea and vomiting, transient anxiety and headaches or migraines. None of the participants experienced prolonged psychosis or hallucinogen persisting perception disorder (“HPPD”).

The clinical safety of psilocybin has been extensively studied in open-label and double-blind, controlled trials, both as a single agent and as adjunctive treatment in a number of clinical and non-clinical adult populations. Dosing regimens used in previous clinical trials with psilocybin have ranged from 0.014 mg/kg to 0.6 mg/kg, administered orally as either a single dose, or multiple doses weeks apart. Thousands of participants have received psilocybin under controlled conditions in a clinical setting for various indications, with results published in peer-reviewed journals. Knowledge gained from previous clinical trials with psilocybin and discussions with researchers leading other randomized control trials in this area has directed the design of Psyence’s planned Phase IIb Study.

Psilocybin (also known as ‘magic mushrooms’) is rated as one of the least harmful recreational drugs. Commonly cited risks include prolonged psychotic reactions, flashback phenomena/HPPD, and bad trips. Prolonged psychotic responses are extremely rare in clinical studies with psilocybin (<1%), even at very high doses, and none have been reported in modern studies or studies with patients. The risk of flashback phenomena is minimal (or even negligible), and no cases have been observed in other studies with psilocybin. Periods of psychological challenge (for example, increased anxiety) are more commonly reported, but may be predictive of positive clinical outcomes.

Psilocybin Related Adverse Events by Incidence (at 25 mg)

Common >20%	Less common <15%	Rare < 2%
1)	1)	1)

Increased anxiety, particularly at the onset of the drug effects	Paranoia or suspiciousness.	HPPD/flashbacks

2)	2)	2)

Mild-moderate increase in heart rate	Nausea	Worsening of mental state after the drug experience

3)	3)

Visual hallucinations	Dizziness

4)	4)

Transient headaches, lasting for one to two days (maximum) post-dosing	A ‘bad trip’ i.e. negative thoughts and mood during the acute drug effects

It is not uncommon for people to experience some negative psychological content during a psilocybin ‘trip’, particularly if they suffer from ongoing psychological distress, as is characteristic of depression. Typically, this is managed by ensuring good preparation before, support during, and integration after the experience. While challenging episodes have been relatively commonly reported in previous trials, some of these have contributed to a psychological ‘breakthrough’ on the part of the participant. Recent evidence indicates that challenging psychological experiences can produce therapeutic benefits, improving psychological well-being in the long-term.

Negative aftereffects of challenging psychological experiences under psychedelics are thought to be a consequence of inadequate ‘set and setting’ and post-session integration work — and they may also relate to the duration of the challenging period. In the Phase IIb Study and further studies, such risks will be reduced via thorough psychological preparation and integration, good patient-staff rapport and a positive, supportive environment. Challenging experiences/periods will be managed principally through psychological support, but oral and injectable lorazepam and olanzapine, as rescue medications, will be available. These would only be used in cases of severe panic that were unresponsive to psychological intervention, and where the patient’s behavior was putting themselves and/or staff in danger. Consent for such medication will be sought from the patient ahead of study participation.

Before, during and after the dosing session, patients will receive psychological support from therapists who have been specifically trained to deliver PAP in the context of research studies, including clinical trials. An onsite psychiatrist will also be available to support where needed. Monitoring of participants’ vital signs, behavior and mood will be conducted prior to the psilocybin being administered, and prior to the participant being discharged. On the dosing day, patients will only be allowed to return home only once the study psychiatrist is confident they are fit to do so, and authorizes the patient’s release. 24-hour emergency contact numbers will be provided for a member of the study team, and localized support and crisis services will also be provided.

Due to the psychoactive nature of psilocybin, the safety of participants in clinical trials can be enhanced by testing psilocybin within a “set and setting” protocol. By addressing the set (the emotional, cognitive, behavioral states, mindset and expectations of study participants just prior to psilocybin exposure) and setting (the physical environment in which the exposure occurs) of the experience, the risk of the subject reporting an event which is distressing or injuring themselves can be reduced. This approach generally incorporates three components: (1) preparation, (2) drug session and (3) post -session meetings to integrate the classic psychedelic experience.

During the preparation phase, participants undergo pre-exposure sessions designed to build rapport with the therapist who will be present during the drug dosing session and to identify personal themes and struggles that might be especially likely to impact the session experience. The drug session itself is conducted by a trained therapist (the gender of which is selected by the participant) and an appropriately trained member of the study team, who are present throughout the session. Sessions are typically conducted in a room designed to be quiet, comfortable, and aesthetically pleasing, and participants are encouraged to wear eyeshades and listen to a program of music through headphones during the drug exposure to aid them in focusing their attention inwards. In the third phase, participants are engaged in a series of drug-free therapy sessions to discuss their dosing session experience thoroughly, with the goal of maximizing its therapeutic benefit.

Suicide

While most trials with psilocybin have demonstrated reduced suicidality following dosing, one recent large-scale study conducted by Compass Pathways with 233 participants on the efficacy of psilocybin in a treatment-resistant depression (TRD) population reported that suicidal ideation and intentional self-injury were seen in all treatment groups, as is common in TRD studies. Most cases occurred more than a week after the COMP360 psilocybin session. There was no mean worsening of suicidal ideation scores on the MADRS scale in any treatment group. Suicidal behaviors were reported at least one month after COMP360 administration for three non-responders in the 25mg arm.

It is important to note that subjects with AjD and patients with a terminal cancer diagnosis are also at increased risk of suicide. As such, in the Psyence Phase IIb Study, the risk of suicide and other AE’s will be assessed by thorough and regular screening using the Sheehan-Suicide Tracking Scale (S-STS) at every study visit. Participants with suicidal tendencies and histories of suicide attempts will be excluded from the study. The study psychiatrist and psychotherapist contact details will be provided to patients in case of emergency, in addition to providing localized information for support services and crisis management. A standard operating procedure for dealing with both AEs and any unexpected suicide attempt has been prepared. As such, we believe that the risk of suicide and other AEs will be reduced by thoroughly screening participants for any suicidal tendencies, by excluding patients with histories of suicide attempts and by regular monitoring of suicidal ideation and behavior.

Target Population and Market — Palliative Care Patients

Previous trials have demonstrated that PAP is well tolerated in samples of palliative care patients, with no SAEs. Recruitment of palliative care participants may require screening of large samples in order to achieve the intended sample size. In previous PAP trials with palliative care participants, 10%-27% of screened individuals were enrolled in the study. Recruitment for trials of psychiatric disorders is complex, as such conditions may affect motivation and adherence, relating to both the physical and mental health of participants with a cancer diagnosis. Moreover, there is an exogenous risk of participant death during the trial for clinical trials in the palliative care setting. Similarly, as cancer may metastasize further, diligence must be paid to exclude participants with metastatic cancer to the brain, considering the potential impact on cognitive function. Together, this indicates that the success of recruitment and screening relies on the selection of participants with appropriate life expectancy, extent of cancer, and post-diagnosis time for the inclusion/exclusion criteria in PAP trials with palliative care patients.

Targeted Market for First Indication (AjD in Patients with a Terminal Cancer Diagnosis)

The total Palliative Care Market is large, with an expected robust CAGR of 9.4% over the next 7 years. The figures below are drawn from commissioned market research performed by Insight Ace Analytic (insightaceanalytic.com) in September 2022.

The total market value was calculated using two approaches simultaneously; namely top-down and bottom-up approaches.

In the top-down approach, the total market revenue is calculated by conducting the parent market analysis for deducing the revenue for global palliative care market revenue. Analyst perspective and subject-matter-expert based heuristic form of market sizing also plays an integral role in this step. For forecasting the current estimates, the following key sources were considered:

●	American Cancer Society International Association for Hospice & Palliative Care,
●	UK Palliative Medicine Association National Hospice and Palliative Care Organization (NHPCO),
●	Worldwide Hospice Palliative Care Alliance (WHPCA), International Association for Hospice & Palliative Care (IAHPC),
●	Investor presentation of palliative care providers,
●	Psychedelic drug development companies,
●	Hospice care providers and associations
●	Worldpopulationreview gco.,iarc.fr, webmed.com, acsjournals,.onlinelibrary.wiley.com, NCBI, www.cancer.org, ecancer.org, canadian-cancer-statistics-2021, www150.statcan.gc.ca cancer.ca, canceratlas.cancer.org, bmcmedicine, biomedcentral.com, www.who.int, ascopubs.org, www.jpsmjournal.com,OECD

In the bottom-up approach, we used different mathematical models to estimate the market sizes of different economies and segments, which we then summed up to define the total market. The key data points that enabled the estimation of global palliative care market are as follows:

●	Palliative Care Service Revenues from major service providers
●	Palliative care different disease and treatment penetration by region and key countries

As a part of the market engineering, both ‘top-down’ as well as ‘bottom-up’ approaches were extensively utilized along with data triangulation models to derive & verify the market sizes & forecast through 2028. Market forecast was performed through proprietary software that analyses various qualitative and quantitative factors. Growth rate and CAGR were estimated through intensive secondary and primary research. Data triangulation across various data points provided accuracy in different market segments in the report.

A holistic approach was used to ensure that the granular and uncommon parameters were taken into consideration to ensure accurate results. The information from the paid databases were further combined to the raw data in order to standardize it.

Data validation is the most crucial stage of the research process. Primary interviews were conducted to validate the data and analysis, which provides first-hand information on the market dynamics, outlook, and growth parameters. Industry experts validate the estimates, which helps the company to cement the on-going research study and primary research includes online surveys and telephonic interviews with different distributors and manufacturers.

Figure 2 The estimated year of launch of the Proposed End Product in the treatment of Adjustment Disorder in palliative care patients is 2027. Robust growth of the total palliative care market continues through 2030.

Figure 3 Robust growth in the palliative market across major regions of the world continue through 2030

Figure 4 The initial indication within the cancer segment of palliative care is about 37% of the total market which provides a large segment of other chronic illnesses to be targeted with label expansion opportunities.

Figure 5 There will be approximately 2.25 million patients in North America and Europe with distress related to cancer in 2030

Figure 6 This table gives a directional indication of what the size of the revenue could be with very conservative estimates of percentage of number of cancer patients with distress on PAP and the costs charged for PAP or just the psilocybin. Growth in percentage market obtained will be dependent on awareness and ability to provide PAP in sufficient clinics. Whichever scenario is considered, the Serviceable Obtainable Market could be three times higher when other chronic disease sources of distress are available.

Business Model

Psilocybin-assisted psychotherapy, once approved, will have to be delivered to patients in a guided manner over a period of 6 – 8 weeks, including the intention setting meetings, the psychedelic event (dosing session) and the subsequent integration meetings. This implies having trained guides who will spend a long time with patients over the course of the PAP, suitable clinic settings and psychologists’ oversight.

The final business model for the provision of the Proposed End Product will depend on a number of aspects, including the final outcomes of the studies, the indication(s) that will be allowed by the regulatory agencies and the state of the environment and market to provide psychedelic therapy at the time of approval. It is expected that the number of clinics available to be able to provide PAP will increase dramatically once the first psychedelic is approved for any indication.

Our possible business models will take into consideration of whether to merely supply the the Proposed End Product for clinics to administer, through including a premium price for the intellectual property of a proprietary PAP, to enter into partnerships with clinics to administer PAP, or even to own dedicated clinics for administration of PAP.

The target audience for the initial indication will be oncology sites, including their oncologists and other health care professionals to create awareness of the effectiveness of PAP for terminal cancer patients who have AjD. The principal marketing message will be to offer patients a better quality of life for their remaining years with a single administration of the Proposed End Product within a PAP. It has been shown that patients in palliative care who are less anxious or depressed utilize fewer healthcare resources, which is an aspect that will help justify the costs of the PAP.

Legal and Regulatory Framework

Current Regulatory Landscape of Target Markets

Psyence will focus on the initial countries and regions to perform their clinical development and to commercialize the final product, being North America (US & Canada), EU, UK and Australia. Introductions into other regions will be contemplated at a later phase.

In the United States, foods, drugs and dietary supplements are subject to extensive regulation. The U.S. Food, Drug, and Cosmetic Act (the “FDCA”) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labelling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. We must ensure that all promotion and marketing, distribution, and labeling of any pharmaceutical products comply with the U.S. regulations, including the FDCA and the U.S. Food and Drug Administration (the “FDA”).

Psilocybin and psilocin are strictly controlled under the U.S. Controlled Substances Act (“CSA”) as Schedule I substances. By definition, Schedule I substances have no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the DEA and obtain DEA approval of the research proposal. A majority of state laws in the United States also classify psilocybin and psilocin as Schedule I controlled substances. For any product containing psilocybin or any Schedule I substance to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.

Prescription drugs are classified and regulated under the federal Food and Drugs Act (Canada). Labeling, marketing and selling of any prescription drug must comply with Health Canada. The regulations in the European Union are similar to those in the U.S. and Canada.

Psyence will focus the phase IIb portion of its clinical development program in Australia. The TGA is Australia’s government authority responsible for evaluating, assessing and monitoring products that are defined as therapeutic goods, and the use of therapeutic goods supplied in clinical trials in Australia under the therapeutic goods legislation. Such legislation includes The Therapeutic Goods Act 1989 (“TG Act”), Regulations and Orders which set out the requirements for inclusion of therapeutic goods in the Australian Register of Therapeutic Goods (ARTG).

For a prescription medicine to be registered in the ARTG, a sponsor of the product (usually a pharmaceutical company such as Psyence) is required to submit a dossier of evidence on the clinical efficacy, safety and manufacturing quality for evaluation by the TGA. Clinical trials of medicines and biologicals regulated under the Clinical Trial Notification (CTN) or Clinical Trial Approval (CTA) schemes are subject to the TGA’s Good Clinical Practice (GCP) Inspection Program. The TGA has issued a handbook which provides guidance on the legislative, regulatory and good clinical practice (GCP) requirements when conducting clinical trials in Australia using ‘unapproved’ therapeutic goods in order to assist trial sponsors, Human Research Ethics Committees (HRECs), investigators and approving authorities (institutions) in understanding their roles and responsibilities under the therapeutic goods legislation.

Until recently, psilocybin was included in Schedule 9 (Prohibited Substances) of the Poisons Standard which, because of interaction with state and territory regulation, largely restricted the lawful supply of goods containing psilocybin to clinical trial settings only. However, effective as of July 1, 2023, the TGA made the decision to down schedule psilocybin to Schedule 8 in the Poisons Standard when used in respect of certain conditions, namely for the treatment of treatment-resistant depression.

To import products that contain a controlled substance (such as psilocybin), the importer requires both an exemption, approval or authority under the TG Act and a license and/or permit to import from the Office of Drug Control under the Customs (Prohibited Imports) Regulations 1956. Licenses and permits to import psilocybin are only granted by the Office of Drug Control where the use of the substance is permitted by the relevant state or territory under their respective medicines and poisons legislation and the use of the of psilocybin is to be prescribed by an Authorised Prescriber or for an authorised clinical trial.

Psyence will monitor the evolution of Australia’s regulations as they pertain to psilocybin and the conduct of clinical trials in Australia.

Regulatory Changes on the Horizon for Therapeutic Psychedelics

With the reintroduction of the Breakthrough Therapies Act in March 2023, there appears to be momentum to develop a legal-regulatory framework for therapeutic psychedelics. Congress also announced on November 17, 2022, the bipartisan Congressional Psychedelics Advancing Clinical Treatments Caucus (the PACT Caucus). The PACT Caucus will focus on exploring psychedelic research to alleviate the U.S. mental health crisis.

C.Organizational Structure

The information set forth above in Item 4. A. is incorporated herein by reference.

D.Property, Plants and Equipment

Headquarters and Operational Office

Psyence’s headquarters address is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, M5H 2K1, Canada. The Company has an operational office in South Africa at Unit A210 The Old Biscuit Mill, 373-375 Albert Road, Woodstock, Cape Town, 7925.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Group Inc. prior to the consummation of the Business Combination, which is the business of Psyence Biomedical and its subsidiaries following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical condensed consolidated audited financial statements for the years ended March 31, 2023 and March 31, 2024 and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

The numbers presented here have been translated to USD and are presented in USD.

Overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is the world’s first life science biotechnology company traded on Nasdaq (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context.

Operating Results

Sales and marketing costs

For the year ended March 31, 2024, we incurred sales and marketing costs of $80,603, consisting primarily of expenses for investor relations, travel, conferences, content, promotional materials and website design costs. For the year ended March 31, 2023, sales and marketing costs of $7,029 were incurred, consisting of costs to create awareness of the Company and its activities, due to its recent establishment.

Research and development

For the year ended March 31, 2024, we incurred research and development costs of $954,593 (March 31, 2023: $1,608,895). This consisted of $785,720 (March 31, 2023: $1,373,985) of costs related to the clinical trial for the treatment of adjustment disorder, $167,306 (March 31, 2023: $170,213) for the formulation and licensing of PEX010 and $1,567 (March 31, 2023: $64,697) for general research.

General and administration costs

For the year ended March 31, 2024, we incurred general and administrative costs of $557,904 (March 31, 2023: $366,435), which consisted of bank fees, salaries and wages and operational costs. General and administrative costs increased during the year ended March 31, 2024 in comparison to the year ended March 31, 2023 as result of an increase in payroll related costs.

Professional and consulting fees

For the year ended March 31, 2024, professional and consulting fees totaled $1,158,484 (March 31, 2023: $1,252,510). This consisted of $848,955 (March 31, 2023: $826,550) paid to consultants for business strategies, financial and administrative services, legal fees of $105,962 (March 31,2023: $250,730) paid to legal practitioners for various corporate matters, and $203,567 (March 31, 2023: $175,230) for audit fees.

The professional and consulting fees for the period increased from the preceding year due to the Business Combination.

Other Gains and Losses

For the years ended March 31, 2024 and 2023, the Company earned interest income of $2,134 and $1,554, respectively, and had a foreign exchange loss of $2,696 and foreign exchange gain of $26,912, respectively.

Research and Development Rebate

For the year ended March 31, 2024 the Company received its first R&D rebate from the Australian tax office (ATO). The Company received $879,344 as other income. This amount represents 43.5% of R&D expenditure incurred in Australia which was refunded by the ATO.

Listing Costs

Our securities became listed on Nasdaq in January 2024 through a Business Combination which had the accounting treatment of a reverse take-over. The deemed listing expense associated with the Business Combination was $41,481,605 and other transaction costs incurred was $2,461,026.

Liquidity and Capital Resources

Since incorporation, our operations have been financed from investment by our shareholders, a loan advance based off our eligibility to receive a rebate from the Australian Tax Office and the rebate from the Australian Tax Office. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond our control.

As of March 31, 2024, we had a cash balance of including restricted cash of $762,799 and negative working capital of $10,978,027.

The Company’s current expenditure obligations include milestone-related commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.

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

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Company’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable for the Company as those previously obtained, or at all.

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

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

Critical Accounting Estimates

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

As of March 31, 2024 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

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

A 10% adverse change in exchange rate would have resulted in a loss of $4,139 as of March 31, 2024.

Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.

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

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2024. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following sets forth certain information, as of the date of this Report, concerning the directors and executive officers of the Company. All executive officers are appointed by the Board to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the Board or until a successor has been chosen and qualified or until such officer’s death, resignation or removal.

Name	Age	Position(s)
Jody Aufrichtig	51	Chairman of the Board and Strategic Business Development Officer
Dr. Neil Maresky	60	Chief Executive Officer and Director
Warwick Corden-Lloyd	45	Chief Financial officer
Marc Balkin	49	Director
Christopher (Chris) Bull	55	Director
Dr. Seth Feuerstein	51	Director

Executive Officers

Dr. Neil Maresky has served as the Company’s Chief Executive Officer since January 25, 2024 and Director since June 29, 2023. Dr. Maresky has also served as Parent’s chief executive officer and director from July 1, 2021 until his resignation in March 2024. Dr. Maresky brings more than 25 years of enterprise leadership and biopharmaceutical expertise and currently oversees the strategy and operations of Psyence. From 2010 to 2021, Dr. Maresky, spent more than a decade at AstraZeneca Canada as Vice President of Scientific Affairs. Dr. Maresky is a South African trained doctor. In Canada, he has held various executive leadership positions in “Big Pharma”, including leading research and development and driving scientific strategy at Bayer Pharmaceuticals (1998-2002) as well as Wyeth Pharmaceuticals (2002-2008), where he was interim President and general manager in 2008. Dr. Maresky is a South African trained doctor where he was trained in emergency room medicine and cardiology, and practiced as a family physician. In the mid-1990s, Dr. Maresky emigrated to Canada and began his career in the pharmaceutical industry. During the course of his career, Dr. Maresky has positively impacted the health of millions of patients across Canada. With extensive experience and relationships with academic institutions, health authorities and decision-making bodies across Canada, Dr. Maresky has contributed to many innovative medical therapies and technologies, including over 50 approvals of new medicines and new indications. One of Dr. Maresky’s most recent achievements was the approval of the AstraZeneca Covid-19 vaccine by Health Canada. Dr. Maresky holds a Medical Degree M.B.,B.Ch. from the University of Witwatersrand (1987).Dr. Maresky is an experienced research scientist and entrepreneur, and has experience in both big pharma and technology driven startups, both at the board and operating levels, in a broad variety of areas.

Warwick Corden-Lloyd has served as the Chief Financial Officer of the Company since January 25, 2024. Mr. Corden-Lloyd has also served as Chief Financial Officer of Parent from May 21, 2020 until his resignation in January 2024. Mr. Corden-Lloyd is a Chartered Accountant and Certified Project Manager. He has over 19 years of experience working in public accounting, consulting and listed financial services companies in the UK, US and South Africa. Mr. Corden-Lloyd has listed company financial and regulatory reporting experience in international and emerging markets. From May 2020 to January 2021, Mr. Corden-Lloyd was the Corporate Finance Advisor and Chief Financial Officer of MindHealth Biomed Corp, the predecessor company prior to Parent. Mr. Corden-Lloyd was previously the Vice President of Operations and Finance at Canopy Growth Africa, (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED) from May 2019 to May 2020. Whilst at Canopy Growth, he oversaw the Finance, Legal, Supply Chain, Human Resources, Quality Assurance and Regulatory, Project Management and Country Manager divisions. Prior to that he was Head of Financial Accounting at Capitec Bank, South Africa’s largest customer retail bank, from February 2015 to May 2019 where he was responsible for managing the financial and regulatory reporting, budgeting and financial accounting for the bank. Before working at Capitec Bank, he worked for PricewaterhouseCoopers International Limited in South Africa, US and the UK and for The Bank of New York Mellon Corporation in the UK. Mr. Corden-Lloyd received a Bachelor of Accounting from the University of Stellenbosch, South Africa in 2002, a Bachelor of Accounting Honours from the University of Natal, South Africa in 2003 and registered with the South African Institute of Chartered Accountants in 2006. He is also registered with The Institute of Chartered Accountants in England and Wales.

Jody Aufrichtig has served as Strategic Business Development Officer and Chairman of the Board since January 25, 2024, and a Director of Parent since May 21, 2020. He has served in the same roles at Parent since May 21, 2020. Mr. Aufrichtig is a chartered accountant and experienced entrepreneur with extensive experience in emerging markets. Mr. Aufrichtig is the founder of MindHealth Biomed Corp and has built multiple award-winning businesses and created substantial shareholder value in cannabis, commercial and residential property, private equity, tourism, leisure and other industries. Prior to founding MindHealth Biomed Corp, he was the Managing Director of Canopy Growth Africa (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED)) from May 2018 until he led a management buyout of the African operations in April 2020. Mr. Aufrichtig founded Daddy Cann Lesotho (Pty) Limited in July 2017 and was granted a license by the Ministry of Health (Lesotho) to cultivate, manufacture, supply, hold, import, export and transport cannabis. Daddy Cann Lesotho (Pty) Limited was subsequently acquired by Canopy Growth Corporation in May 2018. In 2000, Mr. Aufrichtig co-founded Indigo Properties, a business focused on commercial and residential property, tourism and leisure. Mr. Aufrichtig holds a Bachelor of Accounting and a Bachelor of Accounting Honours from the University of Cape Town, South Africa and is registered with the South African Institute of Chartered Accountants. He is well-qualified to serve as a director because of his extensive commercial and corporate experience in a broad variety of areas including finance and mergers and acquisitions and has served as a director and chairman of other publicly traded companies.

Marc Balkin has served as a director of the Company since January 25, 2024. He served as the Chief Executive Officer and served as a member of the board of directors of NCAC from March 2021 until January 25, 2024. Mr. Balkin is a founder of Balkin and Co, an advisory firm that has advised private equity firms and family offices on mergers, acquisitions and investments in Africa since 2015. Clients have included HP Bet (part of the family office of Dr. Hasso Plattner, a founder and current Chairman of SAP), Omidyar Network (part of the family office of Pierre Omidyar, the founder of eBay) and Rand Merchant Bank. Prior to founding Balkin and Co, Mr. Balkin was the Managing Partner of Hasso Plattner Ventures Africa, a Venture Fund in which Dr. Plattner was the key limited partner. Mr. Balkin also held responsibility for managing the Emerging Market portfolio of private equity and venture capital assets of Dr. Plattner’s family office. Mr. Balkin is currently a partner at DiGame, a growth fund focused on Africa and the Middle East in which the key investor is Abu Dhabi Investment Counsel (“ADIC”). Mr. Balkin represents DiGame on the board of direct-to-consumer asset manager 10X Investments. Since 2004, Mr. Balkin has served on and chaired a range of venture capital and private equity fund investment committees as the representative of the limited partners or investors. These include Enablis, First National Bank Vumela Fund, Telkom Future Makers and Alithea IDF. Between 2000 and 2007, Mr. Balkin was the founding partner of O2 Capital, a private equity fund manager for the Msele Nedventures Fund. The LPs in the fund included a range of development finance institutions such as Proparco (France), DEG (Germany) and IDC (South Africa) and the fund invested primarily in technology businesses in South Africa. Mr. Balkin obtained his BA in 1995 and his LLB in 1997 from University of Witwatersrand in Johannesburg. He is well-qualified to serve as a director because of his experience at board and committee level as well as his legal, finance and financial markets background.

Chris Bull has served as a director of the Company since January 25, 2024 and has served as a strategic advisor of Parent since December 2022. Chris is a qualified chemical engineer, attorney, patent attorney and Certified Licensing Professional®. Over his thirty year career, Mr. Bull has been an investor, director, founder and advisor to a range of successful companies in Europe and North America with novel technologies in the fields of pharmaceuticals, biotechnology, food sciences, chemical processing, and extraction technologies. Mr. Bull has served as a Chairman and director of a venture capital firm (Knife Capital). Mr. Bull has also been recognized through receipt of a number of international awards, including IAM Strategy 300, IAM Patent 1000, IAM Licensing 250; Euromoney Expert Guides: World’s Leading Patent Attorneys; Chambers and Partners’ Global Guide to the World’s Leading Lawyers Legal 500 Guide to Outstanding Lawyers, in recognition of his skills in relation to the development and execution of venture capital investment, patent and intellectual property strategies for high-technology companies. He is well-qualified to serve as a director because of his prior Chairman and director experience and his chemical engineering, attorney and patent attorney qualifications.

Dr. Seth Feuerstein has served as a director of the Company since January 25, 2024. Dr. Feuerstein has expertise across multiple areas of medicine including Suicide Prevention, Technology and Suicide, Telehealth, Social Media and Mental Health, Digital Medicine, Suicide, Digital Health, Digital Therapeutics, Healthcare Innovation, Emerging Medical Technologies, forensic psychiatry, technology transfer, technology investment, intellectual property and the intersection of technology, law and medicine. He is a founding board member of the Center for Biomedical and Interventional Technology at Yale and Executive Director of the Center for Digital Health, Innovation and Excellence. He has been teaching at the Yale School of Medicine, Department of Psychiatry, since 2004 and is the faculty advisor for Innovation in Healthcare at the medical school. He works across multiple sectors in healthcare including health insurance, healthcare startups, healthcare investing, clinical care delivery innovation and early stage emerging medical technologies. He is the founder and CEO of Oui Therapeutics, Inc. Since 2019, which is developing a prescription digital therapeutic for suicide attempt reduction. Dr. Feuerstein has been appointed senior advisor/Highly Qualified Advisor (HQE) for the Department of Defense, advising on behavioral health innovation, since June 2019. From 2014 to August 2018, he was the chief medical and innovation officer at Magellan Healthcare. He has also co-founded and/or held leadership roles in a number of biotechnology and healthcare companies. Dr. Feuerstein received his Bachelor of Science from Cornell University, a J.D. from New York University School of Law, and an M.D. from New York University School of Medicine. We believe that Dr. Feuerstein is well-qualified to serve on the Board as result of his prior board experience and extensive experience in the fields of psychiatry and biotechnology.

B.Compensation

Unless the context otherwise requires, any reference in this section of this Report to the “Company,” “we,” “us,” “our,” or “Psyence” refers to Psyence Biomed Corp. and its consolidated subsidiaries prior to the consummation of the Business Combination and to Psyence Biomedical Ltd. and its consolidated subsidiaries following the Business Combination.

The following tables and discussions relate to the compensation paid to or earned by our executive officers and directors who were serving during the financial year ended March 31, 2024.

Dr. Neil Maresky currently serves as chief executive officer of the Company following his resignation as chief executive officer of the Parent. Warwick Corden-Lloyd currently serves as chief financial officer of the Company following his resignation as chief financial officer of the Parent. Jody Aufrichtig currently serves as Director and Executive Chairman of the Parent and the Company’s Director and Strategic Business Development Officer. Dr. Maresky, Mr. Corden-Lloyd and Mr. Aufrichtig are referred to collectively in this information statement as our “named executive officers.”

Prior to the Business Combination, Psyence was part of the Psyence Group and not an independent company and, as such, the historical compensation shown below was determined by Parent. Following the Business Combination, compensation arrangements for the Company’s executive officers have been determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for executive directors and officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee. The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended March 31, 2024 and March 31, 2023. The average exchange rate used to convert amounts in this table from Canadian dollars to USD for 2024 are reported based on a rate of 1.3481 and for 2023 are reported based on a rate of 1.3230:

							Nonequity
					Option	Stock	incentive plan	All other
		Salary		Bonus	awards	Awards	compensation	compensation	Total
Name and principal position	Year	(US$)		(US$)	(US$)(2)	(US$)(3)	(US$)	(US$)	(US$)
Neil Maresky
(Chief Executive Officer)	2024	231,228	(1)	—	70,458	55,000	—	—	356,686
	2023	192,171			75,721	43,068			310,960
Jody Aufrichtig
(Executive Chairman)	2024	110,302	(1)	—	31,924	42,773	—	—	184,999
	2023	85,036			26,463	12,982			124,481
Warwick Corden Lloyd
(Chief Financial Officer)	2024	98,346	(1)	—	5,395	19,588	—	—	123,329
	2023	85,036			10,980	7,017			103,033
(1)	This includes salary earned from April 1, 2023 to January 25, 2024 as part of Psyence prior to the Business Combination and salary earned from January 26, 2024 to March 31, 2024 from the Company.
(2)	The amounts reported in the “Option awards” column represent the aggregate grant date fair value of the stock options granted to the named executive officers by Parent during 2023 computed in accordance with IFRS. The option awards value was calculated using the Black-Scholes valuation model. The options vested as follows: 50% on March 31, 2023 and 50% on September 30, 2023. Note that the amounts reported in these columns reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers from the stock options.
(3)	The amounts reported in the “Stock awards” column represent the aggregate grant date fair value of the restricted stock units (RSUs) granted to the named executive officers by Parent during 2023 computed in accordance with IFRS. The stock awards value was based on the share price on the date of grant of RSUs. The RSUs vest as follows: 33.33% on March 31, 2024, 33.33% on March 31, 2025 and 33.34% on March 31, 2026. Note that the amounts reported in these columns reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the named executive officers from the stock RSUs.

Other than as set forth in the foregoing table, the named executive officers and directors have not received compensation pursuant to any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments, any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors, or any arrangement for the compensation of directors for services as consultants or experts.

Share Ownership

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, our executive officers have not received any equity awards from the Company, but as described above, have previously received equity awards from Parent.

Employment, Consulting and Management Agreements

As of the date of this Report, the Company had the following employment, consulting and management agreements in place with its named executive officers:

Jody Aufrichtig – Executive Chairman & Chief Development Officer

The Company, its wholly-owned subsidiary, Biomed II, Jody Aufrichtig (as principal) and Aquacap Limited (as consultant) entered into a consulting agreement dated January 25, 2024 (the “Aufrichtig Agreement”), pursuant to which Mr. Aufrichtig shall perform the services of the Executive Chairman of the Board and Chief Development Officer. Mr. Aufrichtig’s base fee is $200,000 per annum.

Mr. Aufrichtig shall be eligible to receive 200,000 restricted share units (“RSUs”) as an initial award, which may be converted into Common Shares. Any Common Shares issued pursuant thereto will be subject to a lock - up period ending January 25, 2025, and a clawback at the option of the Company should Mr. Aufrichtig’s appointment be terminated by the Company for cause (as defined in his agreement) or should Mr. Aufrichtig resign without good reason (as defined in his agreement). For each completed fiscal year of the Company, Mr. Aufrichtig shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Mr. Aufrichtig’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee. Mr. Aufrichtig will further be entitled to 304,118 RSUs, which will be granted no earlier than July 25, 2024 and shall vest in tranches.

Mr. Aufrichtig or the Company may terminate the Aufrichtig Agreement at any time upon no less than sixty (60) days’ written notice to the other party. Additionally, the Company may terminate the Aufrichtig Agreement at any time without prior notice, for cause, subject to a ten business day cure period by Mr. Aufrichtig.

The Company may terminate the Aufrichtig Agreement without cause, or in relation to a change of control at any time and Mr. Aufrichtig may terminate the Aufrichtig Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Mr. Aufrichtig severance pay (in lieu of notice) equal to 12 months of Mr. Aufrichtig’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Mr. Aufrichtig over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Mr. Aufrichtig as of the date of notice of termination for all active services rendered up to that date (calculated at target). Mr. Aufrichtig shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by Mr. Aufrichtig without good reason, Mr. Aufrichtig shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Mr. Aufrichtig shall vest.

Mr. Aufrichtig shall not be entitled to any minimum termination entitlements required by the Ontario Employment Standards Act, 2000 (“ESA”), and no minimum termination entitlements contemplated in the ESA shall apply to the Aufrichtig Agreement.

All equity incentives granted to Mr. Aufrichtig will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Aufrichtig.

Dr. Neil Maresky – Chief Executive Officer

The Company, its wholly-owned subsidiary, Biomed II, and Dr. Neil Maresky entered into an employment agreement dated January 25, 2024 (the “Maresky Agreement”), pursuant to which he shall perform the services of Chief Executive Officer of the Company on a full time basis in consideration for a base salary of $360,000.00 per annum. Dr. Maresky shall be entitled to an initial award of 200,000 RSUs. Any Common Shares issued pursuant thereto will be subject to a lock-up period ending January 25, 2025, and a clawback at the option of the Company should Dr. Maresky’s appointment be terminated by the Company for cause or should Dr. Maresky resign without good reason. For each completed fiscal year of the Company, Dr. Maresky shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Dr. Maresky’s annual base salary, based on the achievement of performance metrics approved by the Compensation Committee. Dr. Maresky will further be entitled to 547,412 RSUs, which will be granted no earlier than July 25, 2024 and shall vest in tranches.

The Company may terminate the Maresky Agreement without cause, or in relation to a change of control at any time and Dr. Maresky may terminate the Maresky Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Dr. Maresky severance pay (in lieu of notice) equal to 24 months of Dr. Maresky’s base salary (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Dr. Maresky over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Dr. Maresky as of the date of notice of termination for all active services rendered up to that date (calculated at target). Dr. Maresky shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by Dr. Maresky without good reason, Dr. Maresky shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Dr. Maresky shall vest.

All equity incentives granted to Dr. Maresky will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Dr. Maresky.

Dr. Maresky shall be entitled to continuation of benefits (if any) for the minimum period required by the ESA and the greater of: (A) all other minimum requirements of the ESA and (B) the severance pay and other payments set out in the Maresky Agreement.

Warwick Corden-Lloyd – Chief Financial Officer

The Company, its wholly-owned subsidiary, Biomed II, Warwick Corden-Lloyd (as principal) and CordenLloyd Consulting (Pty) Ltd (as consultant, and an entity controlled by Mr. Corden-Lloyd) entered into a consulting agreement dated January 25, 2024 (the “Corden-Lloyd Agreement”), pursuant to which Mr. Corden-Lloyd shall perform the services of Chief Financial Officer of the Company in consideration for a base fee of $180,000 per annum. Mr. Corden-Lloyd shall be entitled to 80,000 RSUs as an initial award. Any Common Shares issued pursuant thereto will be subject to a lock - up period ending January 25, 2025, and a clawback at the option of the Company should Mr. Corden-Lloyd’s appointment be terminated by the Company for cause or should Mr. Corden-Lloyd resign without good reason. For each completed fiscal year of the Company, Mr. Corden-Lloyd shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 30% to 80% of Mr. Corden-Lloyd’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee. Mr. Corden-Lloyd will further be entitled to 171,299 RSUs, which will be granted no earlier than July 25, 2024 and shall vest in tranches.

The Company may terminate the Corden-Lloyd Agreement without cause, or in relation to a change of control at any time and Mr. Corden-Lloyd may terminate the Corden-Lloyd Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Mr. Corden-Lloyd severance pay (in lieu of notice) equal to 12 months of Mr. Corden-Lloyd’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Mr. Corden-Lloyd over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Mr. Corden-Lloyd as of the date of notice of termination for all active services rendered up to that date (calculated at target). Mr. Corden-Lloyd shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by Mr. Corden-Lloyd without good reason, Mr. Corden-Lloyd shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Mr. Corden-Lloyd shall vest.

Mr. Corden-Lloyd shall not be entitled to any minimum termination entitlements required by the Ontario Employment Standards Act, 2000 (“ESA”), and no minimum termination entitlements contemplated in the ESA shall apply to the Corden-Lloyd Agreement.

All equity incentives granted to Mr. Corden - Lloyd will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Corden - Lloyd.

Christopher Bull, Marc Balkin, Dr Seth Feuerstein – Letters of Appointment (Non-Executive Directors)

Each of Christopher Bull, Marc Balkin, and Dr Seth Feuerstein have entered into letters of appointment on identical terms in their positions as non-executive directors (“NED”). Each NED’s appointment under this letter is for an initial term commencing January 25, 2024 until the date of the first annual general meeting of the Company, unless terminated earlier by either party giving to the other one month’s prior written notice. Each NED’s appointment is further subject to the Company’s articles of association, and re-election to the board by the Company’s shareholders at the first annual general meeting of the Company.

Each NED is compensated for their services as a non-executive director in accordance with the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024, as supplemented by the performance metrics to be approved by the Compensation Committee of the Company in accordance with the Company’s rules and policies governing performance and bonus schemes (still to be adopted). Each of Mr. Balkin and Dr. Feuerstein earn US$2,500 per month / US$30,000.00 per annum and have been allocated 45,618 RSU’s as equity / long-term incentive awards, and Mr.Bull earns £6,250 per month / £75,000 per annum and has been allocated 155,191 RSUs as equity / long-term incentive awards.

Cash and Equity Compensation

The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting. Following the Business Combination, compensation arrangements for the Company’s executive officers was determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for directors and executive officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee.

For information regarding share options granted to Psyence’s directors and executive officers, see the section entitled “— Equity Incentive Plans” below.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its officers and directors. Under these agreements, the Company may agree to indemnify its directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of the Company.

Equity Incentive Plans

The 2023 Equity Incentive Plan

The Company has adopted the Psyence Biomedical Ltd. 2023 Equity Incentive Plan (as amended by the Board on June 28, 2024), which is referred to herein as the “Incentive Plan.” The following is a summary of the material features of the Incentive Plan.

Purpose

The purpose of the Incentive Plan is to enhance the ability of the Company to attract, retain, and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities that are intended to motivate high levels of performance and align the interests of directors, employees, and consultants with those of the Company’s shareholders.

Eligibility

Persons eligible to participate in the Incentive Plan are employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with the Company or its subsidiaries. As of the date of this Report, approximately 11 individuals are eligible to participate in the Incentive Plan, which includes approximately 2 officers, 4 non-employee directors, and 5 consultants.

Administration

The Incentive Plan will be administered by the Board, the Compensation Committee of the Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the Compensation Committee of the Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of the Company, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve

The number of the Common Shares that may be issued under the Incentive Plan is equal to 15% of the aggregate number of the Common Shares issued and outstanding immediately after the Closing (calculated on a fully-diluted basis), or 2,008,599 Common Shares. All of the shares initially available under the Incentive Plan may be issued upon the exercise of equity incentives.

The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and ceasing as described below, equal to the lesser of:

●	a number of the Common Shares equal to 1% of the aggregate number of the Common Shares issued and outstanding as of December 31 of the immediately preceding calendar year; or
●	such number of the Common Shares as the plan administrator may determine.

Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired the Common Shares.

Shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of the Common Shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Incentive Plan and, to the extent permitted under

Section 422 of the Code and the Treasury Regulations promulgated thereunder, the shares that may be issued as incentive stock options.

Types of Awards

The Incentive Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, and other stock-based awards (collectively, “awards”). Unless otherwise set forth in an individual award agreement, each award shall vest over a three (3) year period, with one-third (1/3) of the award vesting on the first annual anniversary of the date of grant and the remaining portion of the award vesting annually thereafter.

Share Options. The Incentive Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Incentive Plan.

The exercise price of each share option will be determined by the plan administrator, but such exercise price may not be less than 100% of the fair market value of one the Common Share on the date of grant (which shall be the volume weighted average trading price during the thirty (30) preceding days) or, in the case of an incentive stock option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each share option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater shareholder). The plan administrator will determine at what time or times each share option may be exercised, including the ability to accelerate the vesting of such share options.

Upon exercise of a share option, the exercise price must be paid in full either in cash, check or, surrender of other the Common Shares which meet the conditions established by the plan administrator to avoid adverse accounting consequences to the Company. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Share Appreciation Rights. The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to the Common Shares or cash, equal to the value of the appreciation in the Company’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares. A restricted share award is an award of the Common Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted share awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Share Units. Restricted share units are the right to receive the Common Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Common Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Common Share while each restricted share unit is outstanding. Dividend equivalents may be converted into additional restricted share units. Settlement of dividend equivalents may be made in the form of cash, Common Shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted share units to which they are payable.

Other Share-Based Awards. Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other share-based awards will be made, the amount of such other share-based awards, and all other conditions, including any dividend and/or voting rights.

Prohibition on Repricing

Except for an adjustment pursuant to the terms of the Incentive Plan or a repricing approved by shareholders, in no case may the plan administrator (i) amend an outstanding share option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for a share option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Tax Withholding

Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that the Company or its subsidiaries are required by law to withhold upon the exercise of share options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from the Common Shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of the Common Shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Company or its subsidiaries in an amount that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Common Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of the Common Shares covered by outstanding awards made under the Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all the Common Shares covered by the award, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Transferability of Awards

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Term

The Incentive Plan became effective when adopted by the Board, and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

The Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan. We have opted out of Nasdaq requirements to receive shareholder approval in connection with an amendment to the Incentive Plan.

Form S-8

The Company intends to file with the SEC a registration statement on Form S-8 covering the Common Shares issuable under the Incentive Plan.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and Treasury Regulations promulgated thereunder. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. It does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended.

The ability of the Company or its subsidiaries to realize the benefit of any tax deductions described below depends on generation of taxable income as well as the requirement of reasonableness and the satisfaction of tax reporting obligations.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If the Common Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long- term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the Company nor its subsidiaries will be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If the Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Common Shares at exercise (or, if less, the amount realized on a sale of such the Common Shares) over the option exercise price thereof, and (i) the Company or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering the Common Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the share option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year, in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options. No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Common Shares issued on the date of exercise, and the Company or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long- term capital gain or loss depending on how long the Common Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering the Common Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Common Shares over the exercise price of the share option.

Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share-Based Awards. The current U.S. federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture result in income recognition equal to the excess of the fair market value of the Common Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); and (iii) restricted share units, dividend equivalents, and other share or cash based awards are generally subject to tax at the time of payment. the Company or its subsidiaries generally should be entitled to a U.S. federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of the Common Shares acquired from a share appreciation right, restricted share award, restricted share unit, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying share at the time the share option or share appreciation right was granted. Restricted share awards are not generally subject to Section 409A. Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Company’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

New Plan Benefits

No awards have been previously granted under the Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this Report because participation and the types of awards that may be granted under the Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this Report.

Parent 2021 Stock Option Plan

Parent’s stock option plan (the “Stock Option Plan”) was adopted on November 9, 2021 and was confirmed by the Parent’s shareholders on December 9, 2021.

The purpose of the Stock Option Plan is to provide Parent with a share-related mechanism to enable Parent to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long-term goals of Parent, and to enable and encourage such individuals to acquire shares of Parent as long-term investments.

The Stock Option Plan is a “rolling” plan that limits the number of stock options that may be granted pursuant to the plan to a number equal to 10% of Parent’s issued and outstanding common shares, calculated at the date of the stock option grant. Share incentives granted under any share incentive plans of Parent will not have a bearing on the number of shares that may be subject to option under the Stock Option Plan.

Eligible Persons. Only executives (including directors and officers) employees, and consultants of Parent or its subsidiaries are eligible to receive stock options under the Stock Option Plan.

Limitations. The Stock Option Plan contains the following limitations:

(a)	the maximum number of shares which may be reserved for issuance to any one person under the Stock Option Plan must not exceed five percent (5%) of the issued shares (determined at the date the option was granted) in a twelve (12) month period, unless Parent first obtains any required disinterested shareholder approval of this plan;
(b)	the number of shares granted to any one Consultant (as defined in the Stock Option Plan) under the Stock Option Plan together with all other security based compensation arrangements in a twelve (12) month period must not exceed two percent (2%) of the issued shares of Parent;
(c)	the aggregate number of options granted to an option holder providing services that include investor relations activities under the Stock Option Plan must not exceed two percent (2%) of the issued shares of Parent in any twelve (12) month period, calculated at the date the option was granted; and
(d)	the aggregate number of shares (i) issued to insiders under the Stock Option Plan within a twelve-month period, and (ii) issuable to insiders of the Company at any time under the plan, together with all of Parent’s other security based compensation arrangements, shall not exceed ten percent (10%) of the total number of shares then outstanding, unless Parent has first obtained disinterested shareholder approval of the plan, pursuant to applicable law or stock exchange rules (but only if the law or stock exchange rules require such approval).

Term of the Options. The expiry date of an option must be no later than the tenth anniversary of the grant date. Any shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Stock Option Plan.

Exercise Price. The exercise price at which an option holder may purchase a share upon exercising their option shall be determined by the price determined by Parent and shall be set out in the option agreement.

Additional provisions included in the Stock Option Plan are as follows:

●	A provision permitting the personal representative of an option holder who has become disabled to exercise the option on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable expiry date;
●	A provision permitting the personal representative of an option holder who ceased to be employed by Parent by reason of a disability and who dies within six months after their termination to exercise the option on or before the date which is the earlier of one year following the death of such option holder and the applicable expiry date;
●	A broad ability for Parent to cause stock options to terminate on an accelerated basis without the consent of option holders, in order to facilitate certain transactions that might be beneficial to PGI; and
●	An ability to grant stock options to investor relations consultants.

Black-out Period. The Stock Option Plan provides that any options expiring during a disclosure “black-out period” will benefit from a 10-day extension beyond the end of the black-out period.

Transferability. Options are generally non-assignable and non-transferable.

Powers of the Board. The Stock Option Plan permits Parent’s board of directors to appoint a committee (the “Committee”) whose purpose is to administer the plan. The Committee (or the Board if no Committee is in place) may also:

●	determine all questions arising in connection with the administration, interpretation and application of the plan;
●	correct any defect, supply any information or reconcile any inconsistency in the plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the plan;
●	prescribe, amend, and rescind rules and regulations relating to the administration of the plan;

do the following with respect to the granting of options:

●	determine the executives, employees or consultants to whom options shall be granted, based on the eligibility criteria set out in this plan;
●	determine the terms of the option to be granted to an option holder including, without limitation, the grant date, expiry dates, exercise price and vesting schedule (which need not be identical with the terms of any other option);
●	determine when options shall be granted;
●	determine the number of shares subject to each option; and
●	accelerate the vesting schedule of any option previously granted, subject to certain limitations.

Parent Restricted Share Unit Plan

Parent’s restricted share unit plan (the “RSU Plan”) was originally adopted on August 13, 2021 and underwent certain amendments on December 9, 2021. Parent’s board of directors subsequently amended the plan on February 16, 2022, with effect from March 1, 2022. The RSU Plan is designed to provide certain directors, officers, consultants and other key employees (collectively, an “Eligible Person”) of Parent and its related entities with the opportunity to acquire restricted share units (“RSUs”) of PGI. The acquisition of RSUs allows an Eligible Person to participate in the long-term success of the Company thus promoting the alignment of an Eligible Persons. The RSU Plan provides that the aggregate number of shares reserved for issuance pursuant to awards granted, at any time, shall not exceed 7.5% of the issued and outstanding shares in the capital of Parent.

Eligible Persons. All employees, officers, directors, management company employees or consultants (as defined in the RSU Plan) of Parent and its related entities are eligible to participate in the RSU Plan (as “Participants”), and the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation as Participants in the RSU Plan. Eligibility to participate as a Participant in the RSU Plan does not confer upon any person a right to receive an award of RSUs.

Subject to certain restrictions, the board of directors or its appointed Committee (as defined in the RSU Plan) can, from time to time, award RSUs to Eligible Persons. RSUs will be credited to an account maintained for each Participant on the books of Parent as of the award date. The number of RSUs to be credited to each Participant’s account shall be determined at the discretion of the board of directors and pursuant to the terms of the RSU Plan.

Rolling Plan. The aggregate number of shares that may be reserved for issuance under the RSU Plan at any time shall not exceed 7.5% of Parent’s outstanding shares. This 7.5% limit shall not include the number of shares reserved for issuance under any other incentive plans of Parent.

Vesting. The Board or the Committee may, in its sole discretion, determine the time during which RSUs shall vest (except that no RSU, or portion thereof, may vest after the expiry date) and whether there shall be any other conditions or performance criteria to vesting. In the absence of any determination by the Board or the Committee to the contrary, RSUs will vest and be payable as to one third (1/3) of the total number of RSUs granted on each of the first, second and third anniversaries of the date or dates on which an award of RSUs is made to a Participant (computed in each case to the nearest whole RSU), provided that in all cases payment in satisfaction of a RSU shall occur prior to the Outside Payment Date (which, in respect of a RSU, means December 31 of the calendar year in which the expiry date of the RSUs occurs). Notwithstanding the foregoing, the Committee may, in its sole discretion at any time or in the RSU agreement in respect of any RSUs granted, accelerate, or provide for the acceleration of vesting (in whole or in part) of RSUs previously granted. The award value of any RSU shall be determined as of the applicable vesting date.

Transferability. RSUs and all other rights, benefits or interests in the plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a Participant dies the legal representatives of the Participant will be entitled to receive the amount of any payment otherwise payable to the Participant hereunder in accordance with the provisions of the RSU Plan.

Limitations. Unless Parent has first obtained disinterested shareholder approval of the plan, the RSU Plan limits the total number of shares issuable at any time to insiders of PGI, when combined with all other shares issuable to insiders under any security based compensation arrangement, to 10% of the total number of issued and outstanding equity securities of Parent. Unless Parent has first obtained disinterested shareholder approval of the plan, it further limits the total number of shares issuable to insiders during any one year period under the plan, when combined with all other shares issuable to insiders under any security based compensation arrangement, to 10% of the total number of issued and outstanding equity securities of Parent.

No RSU may be issued to anyone engaged to perform investor relations activities for Parent. In no event can the issuance of RSUs, when combined with any grant made pursuant to any other security based compensation arrangement, result in: (i) any one person being granted share-based compensation awards equaling or exceeding 5% of the issued shares, within a 12 month period; and (ii) any one consultant in a 12 month period being granted share-based compensation equaling or exceeding 2% of the issued shares.

Resignation, Termination, Engagement, Death or Disability. Upon the voluntary resignation or the termination for cause of a Participant, all of the Participant’s RSUs which remain vested, but unexercised or unvested in the Participant’s Account shall be forfeited without any entitlement to such Participant.

Generally, if a Participant dies, or their employment or engagement terminates with the Company due to total disability, while employed or retained by the Company, or while an officer or director, the expiry date of any vested or unvested RSUs held by the Participant at the date of death or date of termination due to total disability, which have not yet been subject to an exercise notice and subsequent award payout, shall be amended to the earlier of (i) one (1) year after the date of death or date of termination due to total disability, and (ii) the expiry date of such award, except that in the event the expiration of the award is earlier than one (1) year after the date of death or date of termination due to total disability, the expiry date shall be up to one (1) year after the date of death or date of termination due to total disability as determined by the Board.

Change of Control. Subject to any provision to the contrary contained in an RSU agreement or other written agreement (such as an agreement of employment) between the Company and a Participant, if a change of control takes place, all issued and outstanding RSUs shall vest (whether or not then vested) and the vesting date shall be the date which is immediately prior to the time such change of control takes place, or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such change of control takes place.

Credit For Dividends. Within ten (10) days following the declaration and payment of dividends on PGI’s common shares, the Board may determine to make a cash payment to a Participant in respect of outstanding RSUs credited to the Participant’s Account, which shall be calculated in accordance with the RSU Plan.

Terms of RSUs. Subject to an earlier expiry date as may be determined by the Board and set out in the RSU agreement, RSUs will expire either at the earlier of the tenth anniversary of the date of the RSU grant and such earlier expiry date as may be determined by the Board, in its sole discretion, and set out in the applicable RSU Agreement.

Adjustments and Reorganizations. In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off, or other distribution of PGI assets to shareholders, or any other change in the capital of PGI affecting shares, the Board, in its sole and absolute discretion, will make, with respect to the number of RSUs outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.

C.	Board Practices

Corporate Governance

We have structured our corporate governance in a manner we believe will closely align our interests with those of our shareholders. Notable features of this corporate governance include:

●	we have a majority of independent directors on our Board, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;
●	we have an audit committee that consists of three independent directors, at least one of whom qualifies as an “audit committee financial expert” as defined by the SEC; and
●	we have implemented a range of other corporate governance practices, including implementing a robust director education program.

Number and Terms of Office of Officers and Directors

Our officers are appointed by the board of directors. Our board of directors is authorized to appoint officers as it deems appropriate. Our Board currently consists of 5 members, and pursuant to our Articles of Incorporation, may consist of a maximum of 10 members and a minimum of 3 members.

Independence of our Board of Directors

Three of our five directors are independent directors and our Board has an independent audit committee. The Board determines which members are “independent.” The Board has determined that each of Messrs. Balkin, Bull and Feuerstein is “independent” as such term is defined under the Exchange Act and the rules of Nasdaq.

Committees of the Board of Directors

The Board directs the management of our business and affairs and conducts its business through meetings of the Board and standing committees. The Company has audit, compensation and nominating and governance committees, each of which operates under a written charter.

In addition, from time to time, special committees may be established under the direction of the Board when the Board deems it necessary or advisable to address specific issues. Current copies of the Company’s committee charters will be posted on the Company’s website, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this Report and does not form part of this Report.

Audit Committee

Our audit committee (the “Audit Committee”) consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. Mr. Balkin is an “audit committee financial expert” within the meaning of SEC regulations. Mr. Balkin serves as the chairperson of the Audit Committee. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board will examine each Audit Committee member’s scope of experience and the nature of their employment.

The Company has adopted an audit committee charter, which details the principal functions of the Audit Committee, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;
●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;
●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;
●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;
●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our Board, including Sarbanes-Oxley Act implementation, and makes recommendations to our Board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Our compensation committee (the “Compensation Committee”) consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. The chair of the compensation committee is Chris Bull.

The Compensation Committee is governed by a written charter approved by the Board. The charter of the Compensation Committee permits the Compensation Committee to engage outside consultants and to consult with human resources consultants when appropriate to assist in carrying out its responsibilities. Compensation consultants have not been engaged by the Company to recommend or assist in determining the amount or form of compensation for any current executive officers or directors of the Company. The Compensation Committee may also obtain advice and assistance from internal or external legal, accounting, or other advisers selected by the Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. The chair of the Nominating and Corporate Governance Committee is Marc Balkin.

The Nominating and Corporate Governance Committee is governed by a written charter approved by the Board. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the Board for consideration and reviewing our corporate governance policies.

Corporate Governance Practices and Foreign Private Issuer Status

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, the Company is permitted to follow the corporate governance practices of its home country in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s securities.

In addition, as a “foreign private issuer”, the Company is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. The Company currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of the Company that it does follow, the Company cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow the Company to follow its home country practice. Unlike the requirements of Nasdaq, the Company is not required, under the corporate governance practice and requirements in Ontario, to have its board consist of a majority of independent directors, nor is the Company required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such home country practices may afford less protection to holders of Common Shares.

The Company intends to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 331∕3% of the total issued and outstanding voting power of our shares at each general meeting, pursuant to our bylaws, the quorum required for a general meeting will consist of at least two shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares.

Limitation on Liability and Indemnification of Officers and Directors

Section 136 of the Business Corporations Act (Ontario) (the “OBCA”) governs the indemnification of directors and officers of a corporation and provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation shall not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request. If the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, a corporation shall not indemnify an individual unless the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Company has entered into indemnification agreements with each director and officer of the Company in accordance with the provisions of the OBCA cited above, which are incorporated into such agreements. Under the indemnification agreements the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the individual did not act honestly and in good faith and with a view to the best interests of the corporation or that the individual had reasonable cause to believe that his or her conduct was unlawful. To the extent permissible by law, there shall be a presumption that the individual acted honestly and in good faith and with a view to the best interests of the corporation and that the individual had no reasonable cause to believe that his or her conduct was unlawful in the absence of fraud unless a question of law is involved.

D.	Employees

As of March 31, 2024, we had 10 employees and consultants, of which 9 individuals provide services to us through consulting agreements. These employees and consultants are located in Canada, the US, South Africa and the United Kingdon.

E.	Share Ownership

Information regarding the ownership of the Common Shares by our directors and executive officers is set forth in Item 7.A of this Report and is incorporated herein by reference.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Common Shares on the date of this Report, based on information obtained from the persons named below, by:

●	each person known by Psyence to be the beneficial owner of more than 5% of the outstanding Common Shares;
●	each of Psyence’s executive officers and directors; and
●	all of Psyence’s executive officers and directors as a group.

Unless otherwise indicated, Psyence believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Common Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Common Shares as to which the holder has sole or shared voting power or investment power and also any Common Shares which the holder has the right to acquire within 60 days of the date of this Report through the exercise of any option, warrant, convertible security or other right. As of the date of this Report, there were 16,524,543 Common Shares issued and outstanding.

Number of
	Company		% of Company
	Common		Common
Name of Beneficial Owner(1)	Shares		Shares
5% Holders
Launchpad Entities	1,567,638	(2)	9.5%
Tabula Rasa Limited	932,791	(3)	5.6%
Psyence Group Inc.	5,000,000		30.2%
Directors and Executive Officers	—		—
Dr. Neil Maresky	—		—
Warwick Corden-Lloyd	—		—
Jody Aufrichtig	—		—
Marc Balkin	—		—
Christopher (Chris) Bull	—		—
Dr. Seth Feuerstein	—		—
All Directors and Executive Officers as a group (six individuals)	—		—

Notes:

(1)	Unless otherwise noted, the business address of each of those listed in the table above is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

(2)	Consists of (i) 192,500 Common Shares and 35,000 private placement warrants exercisable into Common Shares held by Launchpad Capital Opportunities Fund LP (Series 1), (ii) 98,263 Common Shares and 17,866 private placement warrants exercisable into Common Shares held by Launchpad Capital Fund I LP, (iii) 25,487 Common Shares and 4,634 private placement warrants exercisable into Common Shares held by Launchpad Capital Fund I-B LP and (iv) 1,193,888 Common Shares held by Launchpad Ignition Holdings LLC. Patel and Ryan Gilbert may be deemed the beneficial owners of the securities held by Launchpad Ignition Holdings LLC and to have voting and dispositive control over such securities. Messrs. Patel and Gilbert disclaim beneficial ownership of any shares other than to the extent each may have a pecuniary interest therein, directly or indirectly. The address of the Selling Securityholder is 15 Dos Posos, Orinda, CA. 94563. Jurgen van de Vyver may be deemed the beneficial owner of the securities held by Launchpad Capital Fund I-B LP, Launchpad Capital Fund I LP and Launchpad Capital Opportunities Fund LP (Series 1) and to have voting and dispositive control over such securities. Mr. van de Vyver disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.
(3)	Consists of (i) 864,791 Common Shares and (ii) 68,000 private placement warrants exercisable into Common Shares held by Tabula Rasa. The address of Tabula Rasa Limited is PO Box 146, Road Town, Tortola, British Virgin Islands.

To the knowledge of the Company, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to the Company, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

To the knowledge of the Company, there were no significant changes in the percentage ownership held by any other major beneficial shareholders during the past three fiscal years. Major shareholders of the Company do not have different voting rights from other shareholders.

B.	Related Party Transactions

Related Party Transactions

On January 25, 2024, the Company issued an unsecured convertible promissory note to Parent (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to Parent in connection with loans the Parent had previously made to the Company. The PGI Note bears no interest, and (i) $150,000 of the principal balance of the PGI Note was payable on the date of the Closing and (ii) $1,460,657 of the principal balance of the PGI Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. On or prior to the maturity date, at the option of PGI, any amounts outstanding under the PGI Note may be converted into securities of the Company or securities of its affiliate, at a conversion price and with terms to be mutually agreed; provided however, such conversion price and terms shall not be less favorable to the conversion price and terms agreed by the parties to the NCAC Replacement Note (as described below).

On January 25, 2024, NCAC issued an unsecured convertible promissory note to the Sponsor (the “NCAC Replacement Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to Sponsor under certain existing promissory notes previously issued by NCAC to the Sponsor (the “Existing Notes”). The NCAC Replacement Note bears no interest, and (i) $100,000 of the principal balance of the NCAC Replacement Note was payable on the date of the Closing and (ii) $1,515,501 of the principal balance of the NCAC Replacement Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. On or prior to the maturity date, at the option of Sponsor, any amounts outstanding under the NCAC Replacement Note may be converted into securities of the Company or securities of its affiliate, at a conversion price and with terms to be mutually agreed; provided however, such conversion price and terms shall not be less favorable to the conversion price and terms agreed by the parties to the PGI Note. Upon receipt by Sponsor of the NCAC Replacement Note, any and all obligations owing by NCAC under the Existing Notes was satisfied and discharged in full and the respective Existing Notes immediately and automatically terminated and will be of no further effect.

Equity Incentive Plans

See “Management  — Equity Incentive Plans.”

Employment Agreements and Indemnification Agreements

See “Executive Compensation —  Employment, Consulting and Management Agreements” and “Management – Limitation on Liability and Indemnification of Officers and Directors.”

Related Party Transaction Policy

The Board has adopted a written related party transaction policy, which sets forth the policies and procedures for the review and approval or ratification or related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of the Company’s officers or one of the Company’s directors;
●	any person who is known by the Company to be the beneficial owner of more than five percent (5%) of its voting stock;
●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and
●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our consolidated financial statements begin on page F-1.

Dividend Policy

Psyence has not paid any cash dividends on its shares to date and does not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon the Company’s revenue and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends is within the discretion of the Board. Further, our ability to declare dividends may be limited by the terms of financing or other agreements entered into by us or our subsidiaries from time to time.

B.	Significant Changes

Except as disclosed elsewhere in this Report, no other significant changes to our financial condition have occurred since the date of the financial statements contained herein.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Common Shares and Warrants

The Common Shares and the Warrants are listed on Nasdaq under the symbols “PBM” and “PBMWW,” respectively. As of July 22, 2024, the closing price of our Common Shares was $0.39 and our Warrants was $0.0156.

B.	Plan of Distribution

Not applicable.

C.	Markets

Refer to "Offer and Listing Details" in Item 9.A.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association and By-Laws

The following description of the material terms of the securities of the Company includes a summary of specified provisions of the Articles of Incorporation and amended and restated by-laws (“bylaws”) of the Company. This description is qualified by reference to the Articles of Incorporation and by-laws, copies of which are attached as exhibits to this Report and incorporated in this Report by reference. In this section, the terms “we,” “our” or “us” refer to the Company, and all capitalized terms used in this section are as defined in the Articles of Incorporation and bylaws, unless elsewhere defined herein.

We are a corporation organized under the laws of Ontario, Canada and our affairs are governed by our Articles of Incorporation, as registered on June 29, 2023 and the Business Corporations Act (Ontario).

The following is a summary of the rights of our Common Shares as set forth in our Articles of Incorporation and bylaws and certain related sections of the OBCA. This summary does not purport to be complete and is qualified in its entirety by the full text of the Articles of Incorporation, which is filed as an exhibit to this Report.

Our authorized share capital consists of an unlimited number of Common Shares, each without par value. We currently have 16,524,543 issued and outstanding Common Shares.

The following description of our share capital and provisions of our Articles of Incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our Articles of Incorporation and bylaws, copies of which have been filed with the SEC as exhibits to this Report. The description of our Common Shares reflects amendments to our Articles of Incorporation and bylaws.

Common Shares

The holders of our Common Shares are entitled to one vote for each share held at any meeting of shareholders. The holders of our Common Shares are entitled to receive dividends as and when declared by our Board. In the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our Common Shares are entitled to share pro rata in the distribution of the balance of our assets. There are no preemptive, redemption, purchase or conversion rights attaching to our Common Shares. There are no sinking fund provisions applicable to our Common Shares. Our Common Shares are issued in fully registered form.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

The information set forth in Item 4.B. — Licensing of PEX010 is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Securities Purchase Agreement

On January 15, 2024, in connection with the Business Combination, the Company and Biomed II entered into the Securities Purchase Agreement with the Investors and the Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts.

The two First Tranche Notes, for an aggregate of $3,125,000, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with, and was contingent upon, the consummation of the Business Combination. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes, and is payable monthly in arrears in cash or in Common Shares (at the Conversion Price). The initial Conversion Price of the First Tranche Notes was $10.00; provided, however, that such Conversion Price is subject to certain adjustments according to the terms and reset dates included in the First Tranche Notes and may be reduced to a Conversion Floor of $1.00, until the First Reset Date (as such term is defined in the First Tranche Notes), then to $0.50 on the Second Reset Date (as such term is defined in the First Tranche Notes) and to $0 thereafter (the “Conversion Price”). The provisions relating to the reset dates are as follows: Downward adjustments in the conversion price occur on five reset dates. The First Reset Date occurred five days prior to the date the Initial Resale Registration Statement was declared effective. The Second Reset Date occurred on April 25, 2024, which was the three-month anniversary of the closing of the Business Combination. The third reset date (the “Third Reset Date”) occurs on July 25, 2024, which is the six-month anniversary of the closing of the Business Combination. The fourth reset date (the “Fourth Reset Date”) occurs on October 25, 2024, which is the nine-month anniversary of the closing of the Business Combination. The fifth reset date (the “Fifth Reset Date” and collectively with the First Reset Date, the Second Reset Date, the Third Reset Date and the Fourth Reset Date, the “Reset Dates”) occurs on January 25, 2025, which is the 12-month anniversary of the closing of the Business Combination. On each of the Reset Dates, the conversion price of the First Tranche Notes will be reset to the lower of (i) the $10.00 initial conversion price of the First Tranche Notes and (ii) the average daily VWAP for the previous ten Trading Days prior to such applicable Reset Date, but in no event less than the Conversion Floor.

In addition to the downward adjustments made to the conversion price on each of the Reset Dates, the conversion price of the First Tranche Notes will also be adjusted in connection with the conversion of the First Tranche Notes, or the determination of the payment of interest in Common Shares, upon a conversion or a payment of interest, at any time after the date of the closing of the Business Combination and prior to the First Reset Date, in the event that at such date the Investors have not recouped at least an aggregate of $5,000,000 of their investments, to the lower of (i) $10.00 and (ii) the lowest daily VWAP of the Common Shares, during the period from the date of the closing of the Business Combination until the earlier of (a) the date of conversion or payment of interest or (b) the First Reset Date.

Furthermore, if the average VWAP for the 30 Trading Days (the “30-day VWAP”) after a conversion is lower than the conversion price on the date of conversion, the Company is also required make a “make whole payment” in cash or Common Shares, at its election but subject to certain limitations, as described in the First Tranche Notes, determined as follows: The “make whole payment” equals the difference between (i) the principal amount converted on the date of conversion divided by 30-day VWAP and (ii) the principal amount converted divided by the conversion price on the date of conversion. The “make whole payment” is due no later than 35 Trading Days after the applicable date of conversion.

On May 31, 2024, the Notes (the “Initial Second Tranche Notes”) for the initial portion of the second tranche of the Financing (the “Second Tranche”), for a total of $312,500 of principal in exchange for a total of $250,000 in subscription amounts, were issued to the Investors.

On June 14, 2024, the Company issued two additional Notes (the “First Subsequent Second Tranche Notes”, and together with the Initial Second Tranche Notes and the Second Subsequent Second Tranche Notes (as defined below), the “Second Tranche Notes”) for an additional portion of the Second Tranche, for an aggregate total of $312,500 principal in exchange for $250,000 provided by the Investors. The Investors were not obligated to fund any of the Second Tranche because the Company was not in compliance with all of the covenants under the Securities Purchase Agreement. Notwithstanding the foregoing, the Investors agreed to fund an additional portion of the Second Tranche on such date and may continue to do so at its discretion.

In July 2024, the Company issued two additional Notes (the “Second Subsequent Second Tranche Notes”) for an additional portion of the Second Tranche, for an aggregate total of $625,000 principal in exchange for $500,000 provided by the Investors. The Investors were not obligated to fund any of the Second Tranche because the Company was not in compliance with all of the covenants under the Securities Purchase Agreement. Notwithstanding the foregoing, the Investors agreed to fund an additional portion of the Second Tranche on such date and may continue to do so at its discretion.

The Second Tranche Notes are substantially the same as the First Tranche Notes, except that the conversion floor and first and second reset dates have been removed, as these applicable dates have passed. Interest on the Subsequent Second Tranche Notes accrues at 8.0% per annum, based on the outstanding principal amount of the Subsequent Second Tranche Notes, and is payable monthly in arrears in cash or in the Common Shares (at the applicable conversion price).

The initial conversion price for the Second Tranche Notes is the lowest daily VWAP during the period commencing on January 25, 2024 until the earlier of (i) the date of conversion of the Second Tranche Notes and (ii) the date on which the registration statement for the shares underlying the First Tranche Note is declared effective (or May 14, 2024) and is subject to reset on July 25, 2024, October 25, 2024, January 25, 2025 in respect of the Initial Second Tranche Note and the First Subsequent Second Tranche Note and July 25, 2024, October 25, 2024, January 25, 2025, July 25, 2025, October 25, 2025 in respect of the Second Subsequent Second Tranche Note, at which time the conversion price will be reset to the lower of (i) the initial conversion price and (ii) the average daily VWAP for the previous ten (10) trading days prior to such reset.

Providing any financing with respect to the Third Tranche Notes and the Fourth Tranche Notes is at the sole discretion of the Investors. With respect to any financing relating to the Third Tranche Notes, the Investors may issue a commitment letter to the Company on or before the 30th day following the last funding of the Second Tranche Financing, assuming that the Second Tranche Financing has been provided. With respect to the Fourth Tranche Notes, the Investors may issue a commitment letter to the Company on or before the 90th day after the last funding of the Second Tranche Financing, assuming that the Second Tranche Financing is provided. The Third Tranche Notes would be in an aggregate principal amount of $3,125,000 and would be delivered in exchange for an additional $2,500,000 in financing. This would be the same for the Fourth Tranche Notes. Additionally, in consideration of the willingness of the Investors to enter into the transactions that are the subject of the Securities Purchase Agreement and the Notes, including providing the financing, Psyence Biomedical agreed that it or certain of its shareholders would pay the Investors a structuring fee by delivering to the Investors an aggregate of 3,000,000 Structuring Shares. At the initial closing of the financing under the terms of the Securities Purchase Agreement, and concurrent with the closing of the Business Combination, 1,300,000 of the Structuring Shares were delivered to the Investors. The remaining 1,700,000 Structuring Shares are subject to the terms of Call Option Agreements, by and among the Investors and certain members of the Sponsor, pursuant to which such Common Shares are deliverable to the Investors no later than two business days after requested by the Investors; provided that no amounts shall be requested at any time that the Investors own in excess of 9.9% of the Company. Pursuant to the provisions of the Call Option Agreements, the Investors have been granted the option to require Tabula and Launchpad to each sell to the Investors such remaining 1,700,000 Structuring Shares they own at a price of $0.0001 per Common Share. The number of Common Shares which the Investors may purchase pursuant to the terms of the Call Option Agreements are subject to adjustments for share dividends and split ups. As of the date of this Report, the Investors have purchased all of the 1,700,000 Structuring Shares.

In order to secure the repayment of the Notes by the Company and Biomed II, pursuant to the terms and conditions of a General Security Agreement, dated January 25, 2024 (the “Security Agreement”), each agreed to grant to the Investors a security interest, subject to certain exceptions, in all of the Collateral (as such term is defined in the Security Agreement) in each of their possessions, including a pledge of all equity securities owned by either of them, provided that no Common Shares are pledged equity securities.

Pursuant to a Guaranty, dated January 25, 2024. Biomed II also agreed to guaranty all of the Company’s obligations to the Investors under the Notes including, without limitation, payment of all installments of principal and interest thereunder.

In connection with the foregoing, on January 25, 2024, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file the Initial Resale Registration Statement and any additional registration statements required to be filed to register the resale of the Common Shares issuable upon any of the other Notes, as applicable, and to use its best efforts to have the Initial Resale Registration Statement and such registration statement(s), as applicable, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement for such applicable registration statement). Such Initial Resale Registration Statement was declared effective by the SEC on May 14, 2024 and is being amended by this Post-Effective Amendment. The Registration Rights Agreement contains certain penalty provisions, subject to certain conditions and cure periods, for the Company failing to (i) file a registration statement by certain deadlines set forth in the Registration Rights Agreement, (ii) cause a registration statement to be declared effective by certain deadlines set forth in the Registration Rights Agreement, (iii) maintain certain circumstances and conditions allowing the resale of certain securities or (iv) satisfy the requirements of Rule 144(c)(1) under the Exchange Act if a registration statement is not effective. The Registration Rights Agreement also provides the Investors with customary piggyback registration rights under certain circumstances.

In connection with the foregoing, on January 25, 2024, NCAC and the Company entered into a lock-up agreement with certain shareholders of the Company (the “Lock-Up Agreement”), pursuant to which such shareholders agreed not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) one hundred eighty (180) days after the Closing; provided, however, that in the event that the Investors delay investment of the Subscription Amounts (as defined in the Securities Purchase Agreement) with respect to the Second Tranche Note (as defined in the Securities Purchase Agreement) due to the occurrence of an event outlined in Section 2.1(b) of the Securities Purchase Agreement, such period shall be extended by 60 days or such earlier date as the deficiency is resolved, and (y) subsequent to the Closing, the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Psyence Biomedical’s shareholders having the right to exchange the Common Shares for cash, securities or other property, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares issued or issuable to the applicable shareholder pursuant to their respective agreements (“Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The lock-up provisions provide for certain exemptions for transfers to permitted transferees.

The foregoing descriptions of the Securities Purchase Agreement, the Guaranty, the Registration Rights Agreement, the General Security Agreement, the Lock-Up Agreement and the Note are qualified in their entirety by the full text of such agreements (or their forms), which have been incorporated by reference as Exhibit 4.3, Exhibit 4.4, Exhibit 4.15, Exhibit 4.16, Exhibit 4.5 and Exhibit 4.18 hereto, respectively and are incorporated herein by reference.

Amendment to CCM Engagement Letter

On January 25, 2024, NCAC and CCM entered into an amendment to engagement letter (the “CCM Amendment”), which amended that certain Engagement Letter dated as of February 9, 2023, by and among NCAC and CCM (the “Initial Engagement Letter”). Pursuant to the CCM Amendment, NCAC agreed to pay CCM a revised transaction fee, in lieu of (i) $982,500 owed to CCM as deferred underwriting commission and (ii) fees outstanding under the Initial Engagement Letter, in connection with the Business Combination in an amount equal to 150,000 CCM Fee Shares, plus reimbursable expenses incurred as of the Closing Date, which was paid from NCAC’s trust account at the Closing of the Business Combination.

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

Modified Cantor Deferred Underwriting Fee Payment Obligations

Pursuant to the Underwriting Agreement, dated as of October 19, 2021 (as amended or modified, the “Underwriting Agreement”), entered into in connection with NCAC’s IPO, NCAC previously agreed to pay to Cantor, in Cantor’s capacity as representative of the underwriters, deferred underwriting commissions in an aggregate amount of $5,567,500 (reflecting Cantor’s portion of the $6,550,000 deferred underwriting commission, after giving effect to the waiver of 50% of the original $13,100,000 deferred underwriting fee) (the “Cantor Deferred Fee”).

On January 25, 2024, NCAC and Cantor, in consideration of redemption levels by NCAC public shareholders, among other factors, entered into that certain fee modification agreement (the “Cantor Fee Modification Agreement”), pursuant to which, among other things, Cantor agreed to accept, in lieu of payment of the Cantor Deferred Fee in cash at the Closing, an aggregate of 150,000 Cantor Fee Shares, payable and delivered, at Closing at an effective price of $10.00 resulting from a waiver of a portion of the Cantor Deferred Fee.

In addition to the Company’s obligation to deliver the Cantor Fee Shares to Cantor, free and clear of specified restrictions, the terms of the Cantor Fee Modification Agreement also include registration rights obligations on the part of the Company, which include obligations to use commercially reasonable efforts to file a resale registration statement covering the Cantor Fee Shares and to maintain the effectiveness thereof while Cantor continues to hold the Cantor Fee Shares, in each case in accordance with the terms of the Cantor Fee Modification Agreement. The Cantor Fee Modification Agreement also includes a penalty provision that will require the Company to deliver to Cantor $5,567,500 in cash in the event that Cantor is unable to timely sell or transfer Cantor Fee Shares or the shares and warrants purchased in the private placement by Cantor in connection with NCAC’s IPO, due to continuing restrictions thereunder resulting from a failure by the Company to satisfy certain post-closing registration-related covenants and agreements in accordance with terms of the Cantor Fee Modification Agreement, following notice and reasonable opportunity to cure on the part of the Company.

The foregoing description of the Cantor Fee Modification Agreement is qualified in its entirety by the full text of the Cantor Fee Modification Agreement, which is incorporated by reference as Exhibit 4.13 hereto and is incorporated herein by reference.

MWE Fee Agreement

On January 25, 2024, NCAC and MWE entered into that certain fee agreement (the “MWE Fee Agreement”). Pursuant to the MWE Fee Agreement, NCAC agreed to pay MWE a fee (the “MWE Amended Fee”) for the legal services provided by MWE to NCAC, in lieu of outstanding legal fees due to MWE. The MWE Fee Agreement provides that the MWE Amended Fee is comprised of (i) $100,000 due upon the Closing, (ii) an additional $100,000, payable on or prior to the 90th day after the Closing and (iii) 125,000 MWE Fee Shares, payable and delivered, at Closing.

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

EGS Fee Modification Agreement

On January 26, 2024, the Company and EGS entered into that certain fee modification agreement (the “EGS Fee Modification Agreement”), pursuant to which the Company agreed to pay to EGS, for services provided prior to the Closing, (i) $50,000 upon the Closing, (ii) $50,000 payable to EGS within ninety (90) days following the Closing, and (iii) 100,000 Common Shares to be issued promptly following the date upon which the SEC declares the Initial Registration Statement effective (the “Issuance Date”). Additionally, the Company agreed to pay EGS (i) $25,000 in connection with the filing of the Initial Registration Statement and (ii) 50,000 Common Shares, to be issued upon the Issuance Date.

Amendments to RNA Engagement Letter

On January 25, 2024, NCAC and RNA Advisors, LLC, entered into that certain amendment to engagement letter (the “RNA Amendment”), which amended that certain Engagement Letter dated as of February 2, 2023, by and among NCAC and RNA. Pursuant to the RNA Amendment, NCAC agreed to pay RNA a revised transaction fee (the “RNA Amended Fee”) in connection with the Business Combination, comprised of (i) $25,000 due upon the Closing, (ii) an additional $25,000, payable on or prior to the 90th day after the Closing and (iii) 21,000 RNA Fee Shares, payable and delivered, at Closing.

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

Amendments to Maxim Engagement Letter

On January 25, 2024, NCAC and Maxim entered into that certain amendment to engagement letter (the “Maxim Amendment”), which amended that certain Engagement Letter dated as of April 28, 2023, by and among Parent and Maxim. Pursuant to the Maxim Amendment, Parent agreed to pay Maxim a revised transaction fee in connection with the Business Combination in an amount equal to 150,000 Maxim Fee Shares.

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

The foregoing description of the Maxim Amendment is qualified in its entirety by the full text of the Maxim Amendment, which is incorporated by reference as Exhibit 4.14 hereto and is incorporated herein by reference.

Warrant Exchange

On May 16, 2024, Psyence entered into a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with an unaffiliated third-party investor (the “Holder”) of Public Warrants. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 660,000 Common Shares (the “Exchange Shares”) in exchange for the surrender and cancellation of 660,000 Public Warrants held by the Holder (the “Holder’s Warrants”) (such transactions, collectively, the “Exchange”).

The foregoing description of the Warrant Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Exchange Agreement, which is included as Exhibit 4.26 to this Report and incorporated by reference herein.

The issuance by the Company of the Exchange Shares in the Exchange was made in reliance upon the exemption from the registration requirements provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Company did not receive any cash proceeds from the issuance of the Exchange Shares pursuant to the Exchange.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the US Treaty, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Company’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company Rules

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Common Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of our cash and other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Common Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Common Shares and the amount of our cash and other assets held for the production of passive income. Accordingly, fluctuations in the market price of the Common Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. As stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Common Shares from time to time) that may not be within our control, and no opinion of counsel has or will be provided regarding our classification as a PFIC. If we are a PFIC for any year during which you hold Common Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Common Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Common Shares.

If we are a PFIC for your taxable year(s) during which you hold Common Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Common Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Common Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if you hold the Common Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Common Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of such taxable year over your adjusted basis in such Common Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Common Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. Your basis in the Common Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Common Shares under their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Common Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Common Shares, including regarding distributions received on the Common Shares and any gain realized on the disposition of the Common Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Common Shares, then such Common Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Common Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Common Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Common Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Common Shares and the elections discussed above.

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not expect to maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Company is eligible for the benefits of the US Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold the Common Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a “Holder”) who acquires as a beneficial owner our Common Shares, and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the regulations adopted thereunder (collectively, the “Canada Tax Act”): (i) deals at arm’s length with the Company; (ii) is not affiliated with the Company; (iii) holds our Common Shares as capital property; and (iv) has not entered into, with respect to any of our Common Shares, a “derivative forward agreement” or a “dividend rental arrangement,” each as defined in the Canada Tax Act. Generally, our Common Shares will be capital property to a Holder provided the Holder does not acquire or hold such Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Canada Tax Act, and an understanding of the current administrative practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary takes into account all specific proposals to amend the Canada Tax Act publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. This summary does not otherwise take into account or anticipate any changes in law or administrative policy, whether by legislative, governmental or judicial decision or action, and does not take into account or consider any provincial, territorial or foreign income tax considerations.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. It is not, is not intended to be, and should not be construed to be legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Canada Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be expressed into Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars based on exchange rates as determined in accordance with the Canada Tax Act.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canada Tax Act: (i) is not, and is not deemed to be, a resident of Canada, and (ii) does not use or hold, and is not deemed to use or hold, our Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited, or deemed under the Canada Tax Act to be paid or credited, by the Company to a Non-Resident Holder on our Common Shares will generally be subject to Canadian withholding tax under the Canada Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention.

Dispositions

A Non-Resident Holder for whom our Common Shares are not or are not deemed to be “taxable Canadian property” for purposes of the Canada Tax Act will generally not be subject to income tax under the Canada Tax Act on the disposition or deemed disposition of such shares.

Generally, provided that our Common Shares are listed on a “designated stock exchange” (which includes the Nasdaq), our Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time unless at any time during the 60-month period that ends at that particular time, both of the following conditions were satisfied: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Canada Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of a class of the capital stock of the Company, and at that time (b) more than 50% of the fair market value of our Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canada Tax Act), “timber resource properties” (as defined in the Canada Tax Act) or options in respect of, interests in, or for civil law rights in, any such property, whether or not such property exists. Notwithstanding the foregoing, our Common Shares may otherwise be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances. The Non-Resident Holders for whom Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canada Tax Act, is or is deemed to be resident in Canada (a “Canadian Resident Holder”). Certain Canadian Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Canada Tax Act the effect of which may be to deem to be capital property any of our Common Shares (and all other “Canadian securities”, as defined in the Canada Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to a Canadian Resident Holder (i) that is a “specified financial institution”, (ii) an interest in which is, or for whom the Securities would be, a “tax shelter investment”, (iii) that is a “financial institution” for purposes of the “mark-to-market” rules in the Canada Tax Act , (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that is a corporation resident in Canada that is, becomes, or does not deal at arm’s length for purposes of the Canada Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident person (or a group of such persons not dealing with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canada Tax Act.

Dividends

A Canadian Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to have been received) on our Common Shares. In the case of a Canadian Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as an “eligible dividend” in accordance with the provisions of the Canada Tax Act. A dividend received (or deemed to have been received) by a Canadian Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, however, a taxable dividend received (or deemed to have been received) by a Canadian Resident Holder that is a corporation will be deemed to be either proceeds of disposition or a gain from the disposition of a capital property. Canadian Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Canadian Resident Holder that is a “private corporation”, as defined in the Canada Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Canada Tax Act on dividends received (or deemed to have been received) on our Common Shares to the extent such dividends are deductible in computing the Canada Resident Holder’s taxable income for the taxation year.

Dividends received or deemed to be received by a Canadian Resident Holder who is an individual (other than certain trusts) may result in such Canadian Resident Holder being liable for alternative minimum tax under the Canada Tax Act.

Dispositions

Generally, a Canadian Resident Holder who disposes of, or is deemed for purposes of the Canada Tax Act to have disposed of our Common Shares will realize a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Shares exceed (or are less than) the total of (1) the adjusted cost base to the Canadian Resident Holder of the Common Shares determined immediately before the disposition, and (2) any reasonable costs of disposition.

Subject to the Capital Gains Proposal (as defined and discussed below), (i) one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Resident Holder from a disposition of our Common Shares must be included in the Canadian Resident Holder’s income for the taxation year of disposition, and (ii) subject to and in accordance with the provisions of the Canada Tax Act, a Canadian Resident Holder will generally be required to deduct one-half of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Any unused allowable capital losses for the taxation year of disposition may generally reduce net taxable capital gains realized in any of the three prior taxation years or in any subsequent year in the circumstances and to the extent provided in the Canada Tax Act.

On June 10, 2024, the Minister of Finance released draft legislation to increase the proportion of a capital gain that must be included in income, or the proportion of a capital loss that constitutes an allowable capital loss, as discussed above, from one-half to two-thirds, effective for dispositions on or after June 25, 2024 (the “Capital Gains Proposal”). The Capital Gains Proposal provides that the one-half proportion would continue to apply to resident individuals (other than trusts) with respect to up to $250,000 of capital gains (net of capital losses) per year, and also provides for adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion rates. However, the draft legislation to implement the Capital Gains Proposal is complex and incomplete and subject to potential changes. Canadian Resident Holders that realize capital gains in connection with their Common Shares should consult their own tax advisors in this regard.

A Canadian Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of our Common Shares may be liable for alternative minimum tax under the Canada Tax Act.

If a Canadian Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Common Shares. Similar rules may apply where a Canadian Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns our Common Shares directly or indirectly through a partnership or a trust. Canadian Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Canadian Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Canada Tax Act) throughout the relevant taxation year or a “substantive CCPC” (as defined in the Canada Tax Act) at any time in the year, may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Canada Tax Act) for the year, including taxable capital gains realized on the disposition of our Common Shares. Canadian Resident Holders that are “Canadian-controlled private corporations” or “substantive CCPCs” should consult their own tax advisors regarding their particular circumstances.

Eligibility for Investment

Provided that our Common Shares are listed on a “designated stock exchange” for the purposes of the Canada Tax Act (which currently includes the Nasdaq Global Market), our Common Shares will be, at such time, “qualified investments” under the Canada Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a deferred profit sharing plan, a registered disability savings plan (“RDSP”), a tax-free savings account (“TFSA”), or a first home savings account (“FHSA”), each as defined in the Canada Tax Act.

Notwithstanding the foregoing, if our Common Shares held by a TFSA, RRSP, RRIF, RDSP, FHSA, or RESP (a “Registered Plan”) are “prohibited investments” for purposes of the Canada Tax Act, the holder of the TFSA, FHSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of a RESP (as the case may be) will be subject to a penalty tax as set out in the Canada Tax Act. Our Common Shares will generally be a “prohibited investment” if the holder of a TFSA, FHSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with the Company for purposes of the Canada Tax Act; or (ii) has a “significant interest” (within the meaning of the Canada Tax Act) in the Company. In addition, our Common Shares will not be a prohibited investment if such Common Shares are “excluded property”, as defined in the Canada Tax Act, for the Registered Plan. Holders who intend to hold our Common Shares in a Registered Plan should consult their own tax advisors in this regard.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth under Item 5 above is incorporated into herein by reference.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

The information pertaining to the Notes and set forth in Item 10.C herein under the section titled “Material Contracts—Securities Purchase Agreement” is incorporated herein by reference.

B.	Warrants and Rights

Warrants

Warrants

Each Warrant is exercisable to purchase one Common Share. The Warrants will expire on January 25, 2029, at 5:00 p.m., New York City time.

Public Warrants

Each the Public Warrant shall entitle the registered holder thereof to purchase one whole Common Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on February 24, 2024.

The Company will not be obligated to deliver any Common Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Common Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Common Shares upon exercise of a warrant unless Common Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

The Public Warrants and the Common Shares issuable upon exercise of the Public Warrants have been registered on the Form F-4 filed in connection with the Business Combination. The Company will use its best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Common Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;
●	at a price of US$0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the reported last sale price of Common Shares equals or exceeds US$18.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of Common Shares may fall below the US$18.00 redemption trigger price as well as the US$11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” This redemption feature may differ from the warrant redemption features used by other blank check companies. In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Common Shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. As an example, if we elect to call the warrants for redemption on a “cashless basis” in accordance with the redemption criteria described above and the “fair market value” is determined to be US$18.00 per share, then a holder of warrants for the purchase of 100 shares of our Common Shares would receive 36 shares of our Common Shares upon such exercise. The “fair market value” for these purposes may be higher or lower than the US$18.00 redemption trigger price and will only be determinable when we elect to send a notice of redemption to holders of the warrants. If a holder does not exercise his or her warrants within the redemption period, then he or she will be forced to accept the nominal redemption price of US$0.01 per warrant which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants. If we call our warrants for redemption and our Private Warrants and their permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Common Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Common Shares is increased by a share dividend payable in Common Shares, or by a split-up of Common Shares or other similar event, then, on the effective date of such share dividend, sub-division or similar event, the number of Common Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Common Shares. A rights offering to holders of Common Shares entitling holders to purchase Common Shares at a price less than the fair market value will be deemed a share dividend of a number of Common Shares equal to the product of (i) the number of Common Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Shares paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Shares, in determining the price payable for Common Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of Common Shares on account of such Common Shares (or other shares of the Company’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of Common Shares in connection with a proposed initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Shares in respect of such event.

If the number of outstanding Common Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Common Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Common Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Common Shares.

Whenever the number of Common Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Common Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Common Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Common Shares (other than those described above or that solely affects the par value of such Common Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of outstanding Common Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of its Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Shares in such a transaction is payable in the form of Common Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. You should review a copy of the warrant agreement, which is incorporated by reference as an exhibit to this Report, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding NCAC Public Warrants to make any change that adversely affects the interests of the registered holders of NCAC Public Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of Common Shares to be issued to the warrant holder.

Private Warrants

The Private Warrants were assumed by the Company upon the consummation of the Business Combination, and after the Business Combination, each warrant is exercisable for Common Shares. The Private Warrants may be exercised on a cashless basis and will not be redeemable by the Company so long as they are held by the initial holders thereof or their permitted transferees. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Warrants are held by holders other than the initial holders thereof or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

C.	Other Securities

Not Applicable.

D.	American Depository Shares

Not Applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 15, 2024, in connection with the Business Combination, Psyence Biomedical entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among (i) Psyence Biomedical, (ii) Biomed II, (iii) Sponsor and (iv) certain investors (the “Investors”) relating to up to four senior secured convertible notes (collectively, the “Notes” and the transactions pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which will be guaranteed by certain assets of Psyence Biomedical and Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts.

If an aggregate of $10,000,000 in subscription amounts are received, proceeds raised are planned to be allocated as follows: $2.5 million for research and development costs net of government rebates for the Phase IIb study and Phase III study initiation for the treatment of AjD; $3.0 million for research and development costs net of government rebates in areas such as Alcohol Use Disorder; $1.7 million for salaries and consulting fees business strategies, financial and administrative services; $0.6 million for professional fees and consulting fees; $0.5 million for sales and marketing; $1.4 million for general and administration costs and $0.3 million for drug licensing fees. To date, $3,125,000 has been received in subscription amounts and has been allocated as follows: $0.4 million for research and development costs for the Phase IIb study; $1.0 million for salaries and consulting fees business strategies, financial and administrative services; $1.0 million for professional fees and consulting fees; $0.1 million for sales and marketing; $0.3 million for general and administration costs and $0.3 million for drug licensing fees.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Report, the design and operation of the Company’s disclosure controls and procedures were not effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of Marc Balkin, Chris Bull and Dr. Seth Feuerstein. Mr. Balkin is an “audit committee financial expert” within the meaning of SEC regulations. Mr. Balkin serves as the chairperson of the Audit Committee. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board will examine each Audit Committee member’s scope of experience and the nature of their employment. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

ITEM 16B.CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. The code of ethics is also available on the Company’s website at www.psyencebiomed.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows.

	March 31, 2023	March 31, 2024
Audit fees	$175,230	$203,567
Audit-related fees	$—	$—
Tax fees	$—	$—
All other fees	$—	$—
Total	$175,230	$203,567

Notes:

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by MNP LLP, its current independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above. Pursuant to this policy, the Audit Committee pre-approved all of the services provided to us by MNP during the year since the Closing. While our Audit Committee had not been established in fiscal year ended March 31, 2023 and prior to the Closing in fiscal year ended March 31, 2024, the services provided to us by MNP LLP in such fiscal years would have complied with our pre-approval policies and procedures, as applicable.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

The information set forth in Item 6B above under the caption “Corporate Governance Practices and Foreign Private Issuer Status” is incorporated herein by reference.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Our Board has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is filed herewith as Exhibit 11.2.

ITEM 16K.CYBERSECURITY

The Company has developed and implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of its critical systems and information. The Company’s cybersecurity risk management measures are integrated into its overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

The cybersecurity risk management measures set out the foundation of the process for assessing, identifying and managing material risks from cybersecurity threats and provide guidance for response plan when facing cybersecurity threats. The Company has not engaged assessors or other third parties in connection with such processes.

There can be no assurance that the Company’s cybersecurity risk management measures and processes, including its policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information. The Company has not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected the Company, including its operations, business strategy, results of operations, or financial condition. The Company faces risks from cybersecurity threats that, if realized, are reasonably likely to materially affect it, including the Company’s operations, business strategy, results of operations, or financial condition. Many of the laws and regulations regarding cybersecurity, information security, privacy and data protection applicable to the Company are subject to change and uncertain interpretation, and any failure or perceived failure to comply with such laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm the business of the Company.

Cybersecurity Governance

The Board has general oversight power over cybersecurity issues and has delegated daily supervision responsibility to the Company’s Finance department. The Finance department, consisting of personnel with relevant expertise in cybersecurity management, overseas the implementation of the Company’s cybersecurity risk management measures and reports to the Board any material cybersecurity incidents. The Finance department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal and external security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17.FINANCIAL STATEMENTS

See Item 18.

ITEM 18.FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited carve-out consolidated financial statements as at March 31, 2023 and audited consolidated financial statements as at March 31, 2024.

ITEM 19.EXHIBITS

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

2.3*	Description of Registered Securities
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

4.4	Form of Guaranty (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
4.5	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.6	Sponsor Support Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.7	Parent Support Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.8*	Psyence Biomedical Ltd. 2023 Equity Incentive Plan.
4.9

Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

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

4.12

Amendment to Engagement Letter, dated as of January 25, 2024, by and between J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.13

Fee Modification Agreement, dated as of January 25, 2024, by and between Cantor Fitzgerald & Co. and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.14

Amendment to Engagement Letter, dated as of January 25, 2024, by and between Maxim Group LLC and Psyence Group Inc. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.15#

Form of Registration Rights Agreement, dated as of January 25, 2024, by and among Psyence Biomedical Ltd. and the investors party thereto (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.16

Form of General Security Agreement, executed by Psyence Biomedical Ltd. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.17

Form of Lock-Up Agreement, dated as of January 25, 2024, by and among Psyence Biomedical, Newcourt Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.18

Form of First Tranche Senior Secured Convertible Note, dated as of January 25, 2024, issued by Psyence Biomedical Ltd. to the Investors (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

4.19

Form of Second Tranche Senior Secured Convertible Note, dated as of June 14, 2024, issued by Psyence Biomedical Ltd. to the Investors (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the SEC on June 20, 2024).

4.20

Promissory Note, dated January 25, 2024, issued by Newcourt Acquisition Corp to Newcourt SPAC Sponsor LLC (incorporated by reference to Exhibit 10.3 to Newcourt Acquisition Corp’s Form 8-K (File No. 001-40929) filed with the SEC on January 31, 2024).

4.21	Form of Call Option Agreement (incorporated by reference to Exhibit 10.17 to the Company’s amendment No.3 to Registration statement on Form F-1/A filed on May 10, 2024).
4.22*	Form of Non-Executive Director Agreement.
4.23*	Consulting Agreement, dated January 25, 2024, by and among Psyence Biomedical Ltd., Psyence Biomed II Corp., Jody Aufrichtig, and Aquacap Limited.
4.24*	Employment Agreement, dated January 25, 2024, by and among Psyence Biomedical Ltd., Psyence Biomed II Corp., and Neil Maresky.
4.25*	Consulting Agreement, dated January 25, 2024, by and among Psyence Biomedical Ltd., Psyence Biomed II Corp., Warwick Corden-Lloyd, and CordenLloyd Consulting (Pty) Ltd.
4.26*	Warrant Exchange Agreement.
8	List of subsidiaries of Psyence (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-276973) filed with the SEC on February 9, 2024).
11.1*	Code of Ethics
11.2*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer

*	Filed herewith.
**	Furnished herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Dated: July 26, 2024	PSYENCE BIOMEDICAL LTD.

	By:	/s/ Neil Maresky
	Name:	Neil Maresky
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for Psyence Biomedical Ltd. as of and for the Years ended March 31, 2024 and 2023

Psyence Biomedical Ltd.

(Formerly the carve-out of Psyence Biomed Corp.)

Consolidated Financial Statements

For the years ended March 31, 2024 and 2023

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards. These financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, MNP LLP, are appointed by the audit committee to conduct an audit and their report follows.

“Dr. Neil Maresky”

/s/ Dr. Neil Maresky
Chief Executive Officer

Toronto, Canada

July 26, 2024

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Psyence Biomedical Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Psyence Biomedical Ltd. (the “Company”) as at March 31, 2024 and 2023, and the related consolidated statements of net loss and comprehensive loss, changes in shareholder equity (deficit), and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Policy

As discussed in Note 3 to the consolidated financial statements, the Company has changed its presentation currency from Canadian dollars to U.S. dollars. The change in presentation currency is as of January 25, 2024, and this change has been retrospectively applied in the consolidated financial statements.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and has not generated any revenue to date, which raises significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Burlington, Ontario	Chartered Professional Accountants

July 25, 2024	Licensed Public Accountants

We have served as the Company’s auditor since 2023.

MNP LLP
1122 International Blvd, 6th floor, Burlington ON, L7L 6Z8	T: 905.333.9888 F: 905.333.9583
MNP.ca

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Financial Position

As at March 31, 2024 and March 31, 2023

		As at March	As at March
	Note	31, 2024	31, 2023
USD$	(1)	(Consolidated)	(Carve-out)
			(Restated Note 3)

ASSETS
Current assets
Cash and cash equivalents	6	733,188	1,334,280
Restricted cash	6	29,611	29,556
Other receivables		41,747	149,369
Prepaids		322,126	77,050
Total current assets		1,126,672	1,590,255
Non-current assets
Equipment	7	5,487	—
TOTAL ASSETS		1,132,159	1,590,255
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	755,202	1,790,700
Convertible note liability	9	7,657,397	—
Derivative warrant liabilities	10	901,608	—
Due to NCAC Sponsor	11	1,474,256	—
Due to Psyence Group Inc	11	1,316,236	—
TOTAL LIABILITIES		12,104,699	1,790,700
EQUITY
Share Capital	12	46,125,397	5,934,141
Accumulated Deficit		(57,458,994)	(6,299,946)
Reserves		361,057	165,360
NET DEFICIT		(10,972,540)	(200,445)
TOTAL LIABILITIES AND NET DEFICIT		1,132,159	1,590,255

Nature of operations (note 1)

Subsequent events (note 19)

Approved on behalf of Board of Directors

“Dr. Neil Maresky”	“Jody Aufrichtig”
Chief Executive Officer and Director	Executive Chairman and Director

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended March 31, 2024 and 2023

	Note	2024	2023
USD $	(1)	(Consolidated)	(Carve-out)
			(Restated Note 3)
Expenses
Sales and marketing		80,603	7,029
Research and development		954,593	1,608,895
General and administrative	15	557,904	366,435
Professional and consulting fees	15	1,158,484	1,252,510
Loss before other items		(2,751,584)	(3,234,869)
Other items
Other income	13	879,344	—
Depreciation	7	(240)	—
Interest income		2,134	1,554
Interest expense	13	(52,941)	—
Foreign exchange gain		(2,695)	26,912
Listing expense	5	(41,481,605)	—
Transaction expense	5	(2,461,025)	—
Gain on debt settlement	12	281,500	—
Fair value loss on convertible note	9	(5,157,397)	—
Fair value loss on warrant liability	10	(306,250)	—
Fair value loss on promissory notes	11	(108,288)	—
NET LOSS		(51,159,048)	(3,206,403)
Other comprehensive income/(loss)
Foreign exchange gain/(loss) on translation		3,715	(89,828)
Other comprehensive income		191,982	—
TOTAL COMPREHENSIVE LOSS		(50,963,351)	(3,296,231)
Loss per share - basic and diluted		(7.82)	(0.66)
Weighted average number of outstanding shares - basic and diluted		6,517,215	5,000,000

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Changes in Shareholder Equity

For the years ended March 31, 2024 and 2023

						Total
		Number of				shareholders’
USD $	Note	shares	Share capital	Reserves	Deficit	equity (deficit)

Opening balance as at April 1, 2022		—	4,537,055	255,188	(3,093,543)	1,698,700
Psyence Group Inc contribution		—	1,397,086	—	—	1,397,086
Net loss for the year		—	—	—	(3,206,403)	(3,206,403)
Other comprehensive loss		—	—	(89,828)	—	(89,828)
Balance, March 31, 2023		—	5,934,141	165,360	(6,299,946)	(200,445)

Opening balance as at April 1, 2023		—	5,934,141	165,360	(6,299,946)	(200,445)
Issuance of shares to Psyence Group Inc	12	5,000,000	—	—	—	—
Issuance of shares to NCAC shareholders	5	7,794,659	37,336,416	—	—	37,336,416
Issuance of shares for debt settlement	12	150,000	718,500	—	—	718,500
Issuance of shares to third party advisors	12	446,000	2,136,340	—	—	2,136,340
Net loss for the year		—	—	—	(51,159,048)	(51,159,048)
Other comprehensive income		—	—	195,697	—	195,697
Balance, March 31, 2024		13,390,659	46,125,397	361,057	(57,458,994)	(10,972,540)

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended March 31, 2024 and March 31, 2023

		Year ended	Year ended
	Note	March 31, 2024	March 31, 2023
	(1)	(Consolidated)	(Carve-out)
			(Restated Note 3)

Net loss		(51,159,048)	(3,206,403)
Non-cash adjustment:
Fair value loss on convertible note	9	5,157,397	—
Fair value loss on derivative warrant	10	306,250	—
Fair value loss on promissory notes	11	300,270	—
Gain on debt settlement	12	(281,500)	—
Share based compensation	16	317,882	221,287
Depreciation	7	240	—
Foreign exchange		3,658	(84,499)
Listing expense	5	41,481,605	—
Transaction expenses	5	2,100,830	—

Changes in working capital:
Other receivables		107,622	(109,858)
Prepaids		(245,075)	(71,665)
Accounts payable and accrued liabilities	8	(1,035,498)	1,659,058
Cash used in operating activities		(2,945,367)	(1,592,080)

Additions to equipment	7	(5,727)	—
Cash used for investing activities		(5,727)	—

Proceeds received from convertible note	9	2,500,000	—
Payment of promissory note	11	(150,000)	—
Proceeds received from Psyence Group Inc		—	1,172,923
Cash provided from financing activities		2,350,000	1,172,923

Change in cash and cash equivalents		(601,092)	(419,157)
Cash and cash equivalents, beginning of year		1,334,280	1,753,437
Cash and cash equivalents, end of year		733,188	1,334,280

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

The Company listed on the NASDAQ exchange on January 25, 2024. (“Carve-out Financial Statements”).

On February 15, 2023, Psyence Australia (Pty) Ltd was incorporated and registered in Victoria, Australia. It is a wholly owned subsidiary of the Company. It was incorporated as a wholly owned subsidiary of Psyence Group Inc. and was transferred to the Company concurrently upon completion of the RTO Transaction as described below.

Business Combination Agreement and NASDAQ listing

On January 9, 2023, Psyence Group Inc. (“Psyence Group” or “PGI”) entered into a definitive business combination agreement (the “Business Combination Agreement”) with Newcourt Acquisition Corp. (NASDAQ: NCAC), a special purpose acquisition company (“SPAC”). The agreement aimed to create a public company leveraging natural psilocybin for palliative care treatment. PGI is a listed Canadian company that contributed its clinical trial activities to the Company as described below. After the Business Combination Agreement closed the Company became an associate of PGI.

The transaction concluded on January 25, 2024, with PBM’s listing on NASDAQ. This transaction involved PBM acquiring the SPAC through a merger, thereby making the SPAC a wholly-owned subsidiary of PBM.

Transaction Overview:

On January 25, 2024 (the “Closing Date”), the Company, a corporation organized under the laws of Ontario, Canada, completed the previously announced business combination (the “RTO Transaction”) as per the Amended and Restated Business Combination Agreement (the “BCA”), dated July 31, 2023. The parties involved in the BCA included:

-	Psyence Group Inc.
-	Newcourt Acquisition Corp., a Cayman Islands exempted company.
-	Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“NCAC Sponsor”).
-	Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Psyence Group.
-	Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”).
-	Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence Biomed II”).

Key Transactions (collectively, the “Business Combination”):

Formation of Subsidiaries: Prior to the execution of the BCA, Psyence Group formed two wholly owned subsidiaries: Psyence Biomed II and PBM.

Amalgamation: Prior to the Closing Date, Psyence Group amalgamated with the Original Target. Consequently, Psyence Group transferred shares of Psyence Australia Pty Ltd. and related business assets previously owned by the Original Target to Psyence Biomed II.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Share Exchange: Psyence Group contributed Psyence Biomed II to PBM in a share-for-share exchange (the “Company Exchange”).

Merger: Following the Company Exchange, Psyence (Cayman) Merger Sub merged with Newcourt Acquisition Corp., with Newcourt Acquisition Corp. being the surviving entity. Each outstanding ordinary share of Newcourt Acquisition Corp. was converted into the right to receive one common share of PBM.

Warrant Conversion: Each outstanding warrant to purchase Newcourt Acquisition Corp. Class A ordinary shares was converted into warrants to acquire one common share of PBM on substantially the same terms as the original warrants.

On January 15, 2024 and January 23, 2024, the parties to the Business Combination Agreement entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, PBM, Psyence Group, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, on a conditional basis, to waive the closing conditions contained in the BCA that, at or prior to the closing of the Business Combination (the “Closing”), (i) Newcourt SPAC shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE (Private Investment in Public Equity) Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (iii) to waive certain deliverables of the Business Combination Agreement (the “Closing Deliverables”). Upon the Closing, the Psyence Parties waived in full the Minimum Cash Condition, the PIPE Investment Condition and the Closing Deliverables.

Convertible Note Financing

On January 15, 2024, in connection with the Business Combination, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among (i) the Company, (ii) Psyence Biomed II, (iii) Sponsor and (iv) certain investors (the “Investors”) relating to up to four senior secured convertible notes (collectively, the “Notes” and the transactions pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which will be guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts.

The Note for the first tranche of the Financing (the “First Tranche Note”), for a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts and was issued to the Investors substantially concurrently with, and contingent upon, the Closing. The Financing closed immediately prior to the Business Combination (Refer to Note 9).

Merger Consideration

As consideration for all the issued and outstanding Psyence Biomed II common shares that the Company received in the Company Exchange, the Company issued to Psyence Group, 5,000,000 Common Shares. As a result, Psyence Group is the largest shareholder of the Company as at March 31, 2024.

These Consolidated Financial Statements (the “Financial Statements”) provide historical financial information of PBM, reflecting PBM as if it had been historically operating the Clinical Trials conducted by Psyence Group prior to the listing of PBM. The Financial Statements are carve out statements up to the date of listing of PBM.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Going concern

These Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended March 31, 2024, the Company incurred a net loss and comprehensive loss of $50,963,351 (Year ended March 31, 2023: $3,296,231) and the Company has not yet generated any revenue. The Company’s ability to continue operations depends on its ability to secure additional financing. There is uncertainty regarding the availability of financing at acceptable terms, which could impact the Company’s ability to continue operating. These conditions indicate a material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern.

These Financial Statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to realize its assets and settle its liabilities as a in the normal course of operations. Such adjustments could be significant.

2. Basis of presentation

Statement of compliance

The Financial Statements of the Company have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were authorized for issue on July 25, 2024 by the directors of the Company.

Consolidated Statements of Financial Position

The Consolidated Statements of Financial Position include the assets and liabilities that are the Clinical Trial related assets and liabilities, which have been determined in the following manner:

●	Cash is comprised of cash and cash equivalents which the Company utilizes for working capital purposes.
●	Restricted cash comprises a guaranteed investment certificate which is held as collateral for a credit lending agreement.
●	Other receivables are comprised of sales tax receivable from the Canadian Revenue Agency and the Australian Taxation Office.
●	Prepaids consists of D&O insurance fees prepaid.
●	Accounts payable and accrued liabilities consist of audit, consulting fees and legal fees related to the Company and its Clinical Trials.

Consolidated Statements of Net Loss and Comprehensive Loss

●	The Consolidated Statements of Net Loss and Comprehensive Loss include operating expenses that are related to the Company and its Clinical Trials.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The Financial Statements up until January 25, 2024 were presented on a carve out basis (“Carve-out Financial Statements”).

The Financial Statements have been prepared on a carve-out basis from the PGI consolidated financial statements for the purpose of presenting the historical financial position, financial performance and cash flows of the Company on a stand-alone basis. The accounting policies applied in the Carve-out Financial Statements are, to the extent applicable, consistent with accounting policies applied in the PGI consolidated financial statements, and as a result, reflect the carrying amounts that are included in PGI’s consolidated financial statements.

In determining the perimeter of the Carve-out Financial Statements, the activities related to the Company’s clinical trials were considered to include the operations of Psyence Biomed Corp. and Psyence Australia (Pty) Ltd carried out through PGI directly as well as through legal entities of PGI as detailed above.

In the Carve-out Financial Statements of PBM, all intercompany balances and have been eliminated. The transactions and balances with the remaining PGI operations that are not part of these Carve-out Financial Statements have not been eliminated.

The Carve-out Financial Statements present the assets, liabilities, expenses and cash flows attributable to the clinical trial activities for the year ended March 31, 2023 and from April 1, 2023 to the Closing Date, and include allocations of certain transactions and balances.

The Company believes the allocation assumptions applied in the Carve-out Financial Statements to be a reasonable reflection of the utilization of services provided by PGI. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial position, financial performance or cash flows that would have been reported if PBM operated on its own or as an entity independent from PGI during the periods presented.

The Company believes the basis of preparation described above results in the Carve-out Financial Statements reflecting the assets and liabilities associated with PBM and reflects costs associated with the functions that would be necessary to operate independently.

Basis of consolidation

These Financial Statement incorporate the accounts of PBM and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

The subsidiaries of PBM have been consolidated commencing the Closing Date and on March 31, 2024 for the purpose of these Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

The financial results of subsidiaries in financial year ended March 31, 2023 and up to January 25, 2024 were presented on a carve out basis.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Basis of measurement

These Financial Statements have been prepared on an accrual basis, are based on historical costs, unless otherwise noted.

Functional and presentation currency

These Financial Statements are presented in United States Dollars (“USD $”), which is also PBM’s functional currency. The Company’s functional currency before the Closing Date of the BCA was Canadian Dollars.

This changed upon consummation of the BCA at which time the USD $ represents the currency of the Company's funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency.

See change in accounting policy in note 3 for further details on the change in the Company’s presentation currency.

3. Material accounting policies

Financial instruments

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statements of financial position when the Company becomes a party to the financial instrument or derivative contract.

Summary of the Company’s classification and measurements of financial assets and liabilities:

Financial Assets and Liabilities	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative warrant liability	FVTPL	Fair value
Convertible notes	FVTPL	Fair value
NCAC promissory note	FVTPL	Fair value
PGI promissory note	FVTPL	Fair value

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories: i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); ii) those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in net loss or other comprehensive income (loss).

The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets to collect contractual cash flows that meet the sole payments of principal and interest ("SPPI") criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has irrevocably elected, at initial recognition or transition, to classify at FVTPL. This category would also include debt instruments of which the cash flow characteristics fail the solely payments of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in net loss. The Company records its financial liabilities including derivatives, convertible loans and promissory notes at FVTPL. Derivatives are mandatorily recorded at FVTPL, whereas the Company has elected to record convertible loans and promissory notes at FVTPL.

Financial assets at fair value through other comprehensive income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income (loss) instead of through net loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments.

Financial assets at fair value through other comprehensive income/(loss) are initially measured at fair value and changes therein are recognized in other comprehensive income/(loss).

Compound financial instrument and derivative liability

The Company determined that the warrants, including public warrants and the private warrants are derivative instruments and should be classified as a financial liability and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in net loss.

Each embedded derivative is measured and presented separately unless the whole hybrid financial instrument is designated as at FVTPL.

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in net loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through net loss or other comprehensive income/(loss) (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value are recorded in profit and loss, except where changes in fair value are attributable to changes in own credit risk which is recorded in other comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and, when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months at the date of their acquisition.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Restricted cash

Restricted cash comprises a collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited in a guaranteed investment certificate with the bank.

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

Change in accounting policy

Pursuant to completion of the Business Combination Agreement and NASDAQ listing as explained in Note 1 to the audited consolidated financial statements, on January 25, 2024, the Corporation decided to change the presentation currency of its consolidated financial statements from Canadian Dollars to United States Dollars.

The Board of Directors believe that US Dollar financial reporting provides more relevant presentation of the Corporation’s financial position, funding and treasury functions, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN$ to US$.

The average and closing rates used in translating the historical financial information from CDN$ to US$ for the various periods were as follows:

The closing rate used as at March 31, 2024 was $0.738 and as at March 31, 2023 was $0.7389.

The average rate used for the year ended March 31, 2024 was $0.7415, for the year ended March 31, 2023 was $0.7559 and for the year ended March 31, 2022 was $0.8003.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
ASSETS
Current assets
Cash and cash equivalents	1,805,765	(471,485)	1,334,280
Restricted cash	40,000	(10,444)	29,556
Other receivables	202,150	(52,782)	149,369
Prepaids	104,276	(27,226)	77,050
Total current assets	2,152,192	(561,937)	1,590,255
TOTAL ASSETS	2,152,192	(561,937)	1,590,255
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,423,467	(632,767)	1,790,700
TOTAL LIABILITIES	2,423,467	(632,767)	1,790,700
EQUITY
Net equity	(271,275)	70,830	(200,445)
NET DEFICIT	(271,275)	70,830	(200,445)
TOTAL LIABILITIES AND NET DEFICIT	2,152,192	(561,937)	1,590,255

	March 31,		March 31,
	2022	Foreign	2022 Restated
	Reported CAD	Currency	USD
Change in presentation currency	$	Translation	$
ASSETS
Current assets
Cash and cash equivalents	2,191,095	(437,658)	1,753,437
Restricted cash	40,000	(7,990)	32,010
Other receivables	49,372	(9,862)	39,510
Prepaids	6,729	(1,344)	5,385
Total current assets	2,287,196	(456,854)	1,830,342
TOTAL ASSETS	2,287,196	(456,854)	1,830,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	164,500	(32,858)	131,642
TOTAL LIABILITIES	164,500	(32,858)	131,642
EQUITY
Net equity	2,122,696	(423,996)	1,698,700
NET DEFICIT	2,122,696	(423,996)	1,698,700
TOTAL LIABILITIES AND NET DEFICIT	2,287,196	(456,854)	1,830,342

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
Expenses
Sales and marketing	9,292	(2,263)	7,029
Research and development	2,126,762	(517,867)	1,608,895
General and administrative	484,382	(117,947)	366,435
Professional and consulting fees	1,655,663	(403,153)	1,252,510
Loss before other items	(4,276,099)	(1,041,230)	(3,234,869)
Other items
Interest income	2,054	(500)	1,554
Foreign exchange gain	35,574	(8,662)	26,912
NET LOSS	(4,238,471)	(1,050,392)	(3,206,403)

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
Net loss	(4,238,471)	1,032,068	(3,206,403)
Non-cash adjustment:
Share based compensation	292,756	(71,469)	221,287
Foreign exchange	—	(84,499)	(84,499)

Changes in working capital:
Other receivables	(152,778)	42,920	(109,858)
Prepaids	(97,547)	25,882	(71,665)
Accounts payable and accrued liabilities	2,258,967	(599,909)	1,659,058
Cash used in operating activities	(1,937,073)	344,993	(1,592,080)

Proceeds received from Psyence Group Inc	1,551,744	(378,821)	1,172,923
Cash provided from financing activities	1,551,744	(378,821)	1,172,923

Change in cash and cash equivalents	(385,329)	(33,828)	(419,157)
Cash and cash equivalents, start of year	2,191,095	(437,658)	1,753,437
Cash and cash equivalents, end of year	1,805,765	(471,486)	1,334,280

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

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

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

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

Foreign currency translation

The Financial Statements are presented in USD $ which is PBM’s functional currency. The functional currency of its subsidiary consolidated within these Financial Statements is AUD $.

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

The resulting exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition, are included in statement of net loss and comprehensive loss in the period in which they arise.

For the purpose of presenting these Financial Statements, the assets and liabilities of the subsidiary are translated into USD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. The differences from translating subsidiaries is recorded in reserves.

Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options issued.

Share based compensation

The fair value of the options and RSUs granted by the Company shall be recognized as an expense in the Consolidated Financial Statements of the Company. The expense shall be recognized over the vesting period of the options. The fair value options shall be determined using the Black-Scholes model.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

4. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on PBM’s financial statements.

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

As at March 31, 2024 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Reverse takeover transaction

The determination of fair values of consideration paid and net assets acquired is subject to significant estimation. The Company treated the RTO Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NCAC. The Company determined that the original shareholders of PGI became the single largest shareholder of the Company after the RTO Transaction, therefore the Company was the acquiror and NCAC was the acquiree.

The Company has determined the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was estimated by the closing trading price ($4.79/share) of the Company’s common shares listed on the NASDAQ on January 25, 2024.

Convertible instruments

The valuation of convertible debt instruments is subject to significant management estimation. Convertible notes are compound financial instruments which have been designated as a FVTPL classification.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent remeasurement. As the Company has designated the entire convertible financial instrument as FVTPL given the embedded derivate liability that was contained by the convertible financial instrument, the debentures have not been separated into debt and derivative components. The determination of the fair value of the instrument used a combined discount cash flow approach and a Monte Carlo simulation.

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

The rebate over the tax claim is subject to inherent uncertainty and could be subject to being denied and clawed back by the Australian Tax office at a future date. The Company expects that a claw back of the rebate is highly unlikely.

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

Inputs when using Black-Scholes valuation model

The estimates used in determining the private warrant fair values, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model. Inputs subject to estimates include volatility, estimated lives and market rates.

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the government grants will be received. Grants are recognized as income when they are received. The Company has recognized the government grant received during the period as research and development grants as other income in the consolidated statements of loss and comprehensive loss.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

5. Reverse takeover transaction with NCAC

On January 25, 2024 the Company completed the RTO Transaction (See Note 1). As disclosed in Note 4, the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was determined by the closing trading price ($4.79/share) of the NCAC’s common shares listed on the NASDAQ on January 25, 2024. This was initially estimated by the Company as the opening trading price ($3.55/share) of the Company’s common shares listed on the NASDAQ on January 26, 2024.

Accordingly, upon consummation of the BCA the Company issued 7,794,659 common shares in exchange for the outstanding ordinary shares held by NCAC stockholders.

The calculation of listing expenses is as follows:

Listing
Expense
Consideration paid:
Shares issued to NCAC shareholders	7,794,659
Total consideration shares issued	7,794,659
Fair value of the common shares	$4.79
Deemed consideration amount for the common shares issued	$37,336,416

Net identifiable liabilities acquired:
Cash and cash equivalent	$203
Accounts payable and accrued liabilities	$(2,136,505)
NCAC promissory note (Note 11)	$(1,413,529)
Derivative warrant liabilities (Note 10)	$(595,358)
Net liabilities acquired	$4,145,189

Listing expense	$41,481,605

The listing expense has been included in the consolidated statements of net loss and comprehensive loss. Transaction expenses included in the consolidated statements of net loss and comprehensive loss are others costs of $2,461,025 in connection with the RTO Transaction composed of legal, banking, professional fees and costs related to the settlement of carved-out assets and liabilities from Psyence Group. Some payments to brokers and advisors were in the Company’s shares upon RTO at the closing trading price on January 25, 2024 (Refer Note 12).

The change in the estimate of the share price used to determine the fair value of consideration paid resulted in an increase to listing expense by $9,483,945 from the amount previously reported.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

6. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	March 31,	March 31,
	2024	2023
Unrestricted cash held with chartered banks	733,188	1,334,280
Restricted cash	29,611	29,556
Total	762,799	1,363,836

●	unrestricted cash held with chartered banks and
●	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $40,000 in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the statements of financial position.

7. Equipment

Computer
equipment
Cost
At March 31, 2023	—
Additions	5,727
At March 31, 2024	5,727

Accumulated Depreciation
At March 31, 2023	—
Charge for the year	(240)
At March 31, 2024	(240)

Carrying Value
At March 31, 2023	—
At March 31, 2024	5,487

8. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	March 31,	March 31,
	2024	2023
Trade payables	562,352	1,628,143
Accrued liabilities	125,951	162,557
Provisions	66,899	—
Total	755,202	1,790,700

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

9. Convertible note liability

On January 15, 2024, in connection with the RTO Transaction (Note 5), the Company and Psyence Biomed II entered into the Securities Purchase Agreement with the Investors and the NCAC Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with the consummation of the RTO Transaction. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price (as defined below). The maturity date of the First Tranche Note is January 25, 2027.

The price at which the Investors can convert the outstanding principal and interest to the common shares (the “Conversion Price”) is determined as follows: The initial Conversion Price of the First Tranche Notes was $10.00; provided, however, that such Conversion Price is subject to certain adjustments according to the terms and reset dates included in the First Tranche Notes and may be reduced to a Conversion Floor of $1.00, until the First Reset Date (5 days prior the initial Registration Statement is effective), then to $0.50 on the Second Reset Date (3-month anniversary of Closing Date) and no floor thereafter. The Conversion Price is the lowest volume-weighted average price (“VWAP”) of the shares up until conversion date subject to the conversion floor.

The Company is obligated to make a Make Whole Payment to Investors within thirty-five (35) Trading Days following a Conversion Date if the thirty (30) Day VWAP, starting from the first Trading Date after the conversion, is lower than the Conversion Price. The Make Whole Payment can be made in either cash or Common Shares, at the Company’s discretion, subject to certain conditions.

If the Company elects to settle the Make Whole Payment in Common Shares, it will transfer to the Holder the number of Common Shares (the "Make Whole Shares") calculated as the difference between (A) the principal amount converted on the Conversion Date divided by the 30 Day VWAP, and (B) the principal amount converted divided by the Conversion Price on the Conversion Date. Alternatively, if the Company chooses to pay in cash, the payment will equal the number of Make Whole Shares multiplied by the 30 Day VWAP.

Total proceeds received were $2,500,000. The Company has designated the entire instrument as FVTPL instrument. The fair value of the convertible notes was estimated using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions as of March 31, 2024.

Inputs
Share price	1.14
Note principal amount	3,125,000
Prepayment Amount	130%
Discount rate shares	4.43%
Discount rate cash	20.83%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	4.43%

The fair value was calculated to be $7,657,397 as of March 31, 2024. A fair value loss was recognized of $5,157,397 during the year end March 31, 2024 ($nil, March 31, 2023).

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

10. Derivative warrant liabilities

Prior to the RTO Transaction, NCAC had two classes of warrants outstanding, which were assumed by the Company upon completion of the RTO Transaction.

Public Warrants: which had resulted from NCAC’s initial public offering (the “NCAC IPO”) and entitled to registration on the Form F-4 filed in connection with the RTO Transaction. These warrants were listed on Nasdaq Capital Market under the symbol “PBMWW”.

Private Warrants: which had resulted from NCAC’s private placement prior to the NCAC IPO.

As at the Closing Date and March 31, 2024, there were 13,070,000 warrants issued and outstanding, comprised of 12,500,000 Public Warrants and 570,000 Private Warrants. Each warrant is exercisable to purchase one common share at a price of $11.50 per share. As a result of the potential cashless exercise feature included within the indenture of the warrants, the Company has classified the warrants as a liability measured at fair value through profit or loss as they failed to meet the “fixed-for-fixed” requirements prescribed by IAS 32 – Financial Instruments: presentation.

Since the Public Warrants are traded on Nasdaq, their price is observable. The Company valued the Public Warrants using the closing price of PBMWW to measure their fair value.

The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, with changes in fair value recognized in the statement of net loss and comprehensive loss. The estimated fair value of the warrant liability is determined using Level 2 inputs. Inherent in a Black-Scholes pricing model are assumptions related to expected volatility of the Public Warrants, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 2 fair value measurements at March 31, 2024:

	Warrant Inputs at	Warrant Inputs at
	January 25, 2024	March 31, 2024
Share price	4.79	1.14
Expected dividend yield	Nil	Nil
Exercise price	11.50	11.50
Risk-free interest rate	4.01%	4.21%
Expected life	5.00	5.00
Expected volatility	17.67%	59.98%
Expiry date	January 25, 2029	January 25, 2029

At March 31, 2024 the fair value of the Public and Private Warrants was $875,000 ($0.07/warrant) (January 25, 2024 - $568,750) and $26,608 ($0.4668/warrant) (January 25, 2024 - $26,608), respectively. A fair value loss of $306,250 was recognized on the statement of net loss and comprehensive loss.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance, March 31, 2023	—	$—	—	$—
Issued	12,500,000	11.50	570,000	11.50
Balance, March 31, 2024	12,500,000	$11.50	570,000	$11.50

The following warrants were outstanding and exercisable at March 31, 2024:

			Number of	Number of
		Exercise	Warrants	Warrants
Issue Date	Expiry Date	Price	Outstanding	Exercisable
January 25, 2024	January 25, 2029	$11.50	13,070,000	13,070,000
Balance, March 31, 2024		$11.50	13,070,000	13,070,000

11. Promissory Notes

On January 25, 2024, the Company issued an unsecured convertible promissory note to Psyence Group Inc. (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans the PGI had previously made to the Company. The PGI Note bears no interest, and (i) $150,000 of the principal balance of the PGI Note was paid on the date of the Closing and (ii) $1,460,657 of the principal balance of the PGI Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. The proceeds from this loan were already received by the Company prior to the acquisition date. This note is convertible into shares at the option of PGI. The conversion price will be mutually agreed upon and such conversion terms will not be less favourable than the below NCAC convertible promissory note. Given that the conversion price is not fixed, the conversion feature has been determined to be an embedded derivative and thus the entire instrument has been designated as FVTPL. The PGI Note upon initial recognition at fair value was $1,418,675. At year end the fair value of the PGI Note was $1,316,236. A fair value loss of $47,561, after factoring in the repayment of $150,000, was included in the consolidated statements of net loss and comprehensive loss relating to the PGI Note.

The fair value of the notes was calculated using a credit adjusted market borrowing rate to determine fair value. Since the PGI Note is from a related party the difference between fair value and the face value of the PGI Note on initial measurement was recognized in other comprehensive loss. Subsequent change in fair value movements is recognized in consolidated statements of net loss and comprehensive loss.

On January 25, 2024, NCAC issued an unsecured convertible promissory note, prior to the closing of the RTO, to the NCAC Sponsor (the “NCAC Replacement Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to Sponsor under certain existing promissory notes previously issued by NCAC to the Sponsor (the “Existing Notes”). The NCAC Replacement Note bears no interest, and (i) $100,000 of the principal balance of the NCAC Replacement Note became owing on the date of the Closing and (ii) $1,515,501 of the principal balance of the NCAC Replacement Note will be payable on the date that is the one-year anniversary after the Business Combination, or January 25, 2025. As at March 31, 2024 the Company had not made payment of the $100,000 owing to the NCAC Sponsor. This note is convertible into shares at the option of NCAC Sponsor. The conversion price will be mutually agreed upon and such conversion terms will not be less favourable than the above PGI convertible promissory note. Given that the conversion price is not fixed, the conversion feature has been determined to be an embedded derivative and thus the entire instrument has been designated as FVTPL. The NCAC Replacement Note upon initial recognition at fair value was $1,413,529. At year end the fair value of the NCAC Replacement Note was $1,474,255. A fair value loss of $60,727 was included in the consolidated statements of net loss and comprehensive loss relating to the NCAC Replacement Note.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The fair value of the notes was calculated using a credit adjusted market borrowing rate.

12. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

As at March 31, 2024, there were 13,390,659 (March 31, 2023 – nil) issued and outstanding Common Shares.

On January 25, 2024, because of the completion of the RTO Transaction, the Company issued 5,000,000 Common Shares to PGI, 7,794,659 to the previous shareholders of NCAC and 596,000 to third party advisors (see Note 5).

Payments to advisors of NCAC was settled in the Company’s shares upon RTO at the closing price. Accounts payable of $2,136,340 acquired from NCAC as part of the RTO transaction was settled through the issuance of 446,000 shares at a fair value of $4.79 per share on January 25, 2024.

An amount of $1,000,000 owing by the Company for services provided in relation to the RTO transaction was settled through the issuance of 150,000 common shares at a fair value of $4.79. A gain on settlement of $281,500 was included in the consolidated statements of net loss and comprehensive loss relating to this advisor settlement.

The prior year equity is the net parent investment which represents the net financings that the Company received from Psyence Group to fund it’s operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with Psyence Group, all of which did not require repayments.

c) Loss per share

The calculation of basic and diluted loss per share is based on the loss for the year divided by the weighted average number of shares in circulation during the year. In calculating the diluted loss per share, potentially dilutive shares such as options, convertible debt and warrants have not been included as they would have the effect of decreasing the loss per share, and they would therefore be anti-dilutive.

13. Other income

The Company received a research and development rebate of AUD $1,336,622 ($879,344) from the Australian Taxation office. The Company benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia.

This rebate represents a government grant aimed at supporting research and development activities. Therefore, in accordance with International Financial Reporting Standards (IFRS), the grant is recognized as income when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to it. These conditions were satisfied when the Company received the rebate on October 5, 2023.

On August 21, 2023 the Company entered into a loan agreement via its Australian subsidiary Psyence Australia (Pty) Ltd (the "Borrower"), to borrow up to AUD $1,100,000 by way of a secured loan from RH Capital Finance Co., LLC. The Loan is secured by way of a General Security Agreement and company guarantee against the assets of the Borrower and the Company.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The loan was granted to the Borrower after it successfully registered its research and development activities with the Australian Federal Government. The Borrower benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia. The Loan bears interest at 16% per annum subject to a minimum interest chargeable period of 91 days and is repayable at the earlier of: (a) 21 business days after the notice of assessment (in respect of R&D refunds) is issued by the Australian Taxation Office to the Borrower for the financial year ended June 30, 2023 (b) an event of default and (c) 30 November 2023.

The loan with RH Capital Finance Co., LLC was repaid in full on October 5, 2023 when the Company received the research and development rebate from the Australian Taxation office, which was utilized to settle the loan payable.

$29,697 (March 31, 2023 - $nil) in interest expense was incurred during the year ended March 31, 2024, on this loan. The loan and all outstanding interest was repaid.

14. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.

To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

15. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the years ended March 31, 2024 and March 31, 2023:

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	March 31, 2024	March 31, 2023
Short term benefits	465,702	593,729
Share based compensation	233,295	174,782
Total	698,997	768,511

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. Share based compensation is options granted to key management personnel.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

16. Share based compensation

During the year ended March 31, 2024, $317,882 (Year ended March 31, 2023 - $221,287) was recognized for options and restricted stock units (“RSU’s”) granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company. No share options or RSUs have been issued by the Company post transaction and listing date.

17. Income tax note

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2023 – 26.5%) to the effective tax rate is as follows:

	2024	2023
Net Income/(Loss) before recovery of income taxes	(51,159,048)	(3,206,403)
Expected income tax (recovery)/expense	(13,557,148)	(849,679)
Difference in foreign tax rates	966	—
Listing expense	10,992,625	—
Other permanent expenses	2,061,001	—
Change in tax benefits not recognized	502,556	849,679
Income tax (recovery)/expense	—	—

Unrecognized deferred tax asset

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Unrecognized deductible temporary differences	2024	2023
Equipment	240	—
Other	124,132	22,035
Non-capital losses carried forward-Canada	1,357,347	—
Non-capital losses carried forward-Australia	164,861	1,699,257
	1,646,580	1,721,292

The Company’s non-capital loss carry forwards will expire as noted in the table below:

Year of expiry	Canada	Australia
2044	1,357,347	—
Indefinite	—	164,861
Total	1,357,347	164,861

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

18. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.
●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Derivative warrant liabilities – private warrants	—	26,608	—	26,608
Derivative warrant liabilities – public warrants	875,000	—	—	875,000
Convertible notes	—	—	7,657,397	7,657,397
NCAC Sponsor promissory note	—	—	1,474,256	1,474,256
PGI promissory note	—	—	1,316,236	1,316,236
Balance, March 31, 2024	875,000	26,608	10,447,889	11,349,497

The face value of the other financial instruments approximates the fair value due to the short-term maturity nature of the financial instruments.

There were no transfers in and out of level 3 during the year.

b) Risk management

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

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.

The following table set forth the maturity of the contractual obligations as at March 31, 2024 and after

	Carrying	Contractual	Less than 1	Between 1
	Amount	Cash Flows	year	and 3 years
Accounts payable & accrued liabilities	714,182	714,182	714,182	—
Convertible note liability	7,657,397	3,875,000	250,000	3,625,000
Due to NCAC sponsor	1,615,501	1,615,501	1,615,501	—
Due to Psyence Group	1,460,657	1,460,657	1,460,657	—
Total contractual obligations	11,447,737	7,665,340	4,040,340	3,625,000

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

As at March 31, 2024, a 10% fluctuation in foreign exchange rates would result in a $4,139 impact to net loss and comprehensive loss.

19. Subsequent Events

The Company has received additional financing of $1,000,000 related to the Second Tranche of convertible notes:

-

On May 31, 2024, the Company received proceeds of $250,000 related to the issuance of the Second Tranche Notes. The principal amount of $312,250 was issued under the same terms as the First Tranche Notes, with interest accruing at 8.0% per annum from the issuance date. The Conversion Price remains subject to adjustment as per the terms outlined in the original Securities Purchase Agreement.

-

On June 17, 2024, an additional $250,000 in proceeds was received by the Company for the issuance of the Second Tranche Notes. The principal amount issued was $312,250, also under the terms consistent with the First Tranche Notes. Interest accrues at 8.0% per annum from the date of issuance, with the Conversion Price subject to the same adjustment mechanisms detailed in the initial agreement.

-

On July 15, 2024, an additional $500,000 in proceeds was received by the Company for the issuance of the Second Tranche Notes. The principal amount issued was $625,000, also under the terms consistent with the First Tranche Notes. Interest accrues at 8.0% per annum from the date of issuance, with the Conversion Price subject to the same adjustment mechanisms detailed in the initial agreement.

These subsequent financings are part of the Convertible Note Financing arrangement entered into in connection with the RTO Transaction.

PSYENCE BIOMEDICAL LTD.
Consolidated Financial Statements

The Company has received two conversion notices related to the First Tranche of convertible notes:

-	On May 15, 2024, a conversion notice was received for a principal amount of $70,000. This amount converted at a VWAP of $0.5361 per share, resulting in the issuance of 130,572 shares.
-	On June 20, 2024, a second conversion notice was received for a principal amount of $1,072,200. This converted at a VWAP of $0.5361 per share, leading to the issuance of 2,000,000 shares.

Concurrently, the Company issued 86,790 shares on May 15, 2024, and 78,522 shares on June 20, 2024, to cover outstanding interest on the outstanding principal at a VWAP of $0.5361 per share.

These conversions and interest issuances are in accordance with the terms outlined in the Securities Purchase Agreement and are related to the Convertible Note Financing arrangement initiated in connection with the RTO Transaction.

In July, 2024, the Company completed a warrant exchange agreement with an unaffiliated third-party investor of warrants to purchase the Company’s common shares, no par value per share, which warrants are currently trading on Nasdaq. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 660,000 Common Shares in exchange for the surrender and cancellation of 660,000 Public Warrants held by the Holder.

On May 16, 2024, the Company issued an additional 178,000 shares to third-party consultants and legal advisors.

