Form 20-F
period 2025-03-31
PSYENCE BIOMEDICAL LTD.
filed 2025-06-25
CIK 1985062

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Copy to:

Neil Maresky

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

+1 (416) 346-7764

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	PBM	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one Common Share at an exercise price of $6,874.13 per share	PBMWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of the issuer’s outstanding common shares as of March 31, 2025 was 568,021 common shares.

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

i

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

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	the ability of Psyence Biomedical to maintain the listing of the Common Shares or the Warrants on Nasdaq;

●	volatility in the price of the securities of Psyence Biomedical due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomedical operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomedical's business and changes in Psyence Biomedical’s capital structure;

●	Psyence Biomedical’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

●	factors relating to the business, operations and financial performance of the Company, including, but not limited to:

o	the Company’s ability to achieve successful clinical results;

o	the Company currently has no products approved for commercial sale;

o	the Company’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products;

o	the Company’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of the Company’s product candidates;

o	the Company’s ability to commercialize product candidates and achieve market acceptance of such product candidates;

o	the Company’s success is dependent on product candidates which it licenses from third parties;

o	the Company’s success is dependent on the supply of materials necessary to perform its clinical trials; and

o	the ability to respond to general economic conditions;

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

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

Since its inception, Psyence has invested most of its resources in establishing strategic partnerships, securing intellectual property licensing rights, advancing its clinical trial program, raising capital, building its management team and providing general and administrative support for these operations. Psyence has incurred losses in each year since its inception and expects to incur significant losses for the foreseeable future. Psyence’s net profit/(loss) for the years ended March 31, 2025 and March 31, 2024 was $1 million and ($50.96 million), respectively. The March 31, 2025 net profit was driven by the fair value gains on conversion of debt into equity and warrant liability fair value remeasurement. To date, no products have been approved for commercial sale and Psyence has not generated any revenue. Psyence has financed operations solely through the sale of equity securities and convertible debt financings. Psyence continues to incur significant research and development and other expenses related to ongoing operations and expects to incur losses for the foreseeable future.

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

Psyence expects that the existing available cash will be sufficient to fund operations beyond 12 months from the date of this filing. However, Psyence’s operating plan may change as a result of many factors currently unknown, and Psyence may need to seek additional funds sooner than planned, through public or private equity or debt financings, sales of assets or programs, other sources, such as strategic collaborations or license and development agreements, or a combination of these approaches. Even if Psyence believes that its funds are sufficient for its current or future operating plans, it may, subject to obtaining the necessary contractual consents, opportunistically seek additional capital if market conditions are favorable or for specific strategic considerations. Psyence’s spending will vary based on new and ongoing product development and business development activities. Any such additional fundraising efforts for Psyence may divert management from their day-to-day activities, which may adversely affect Psyence’s ability to develop and commercialize product candidates that Psyence may identify and pursue. Moreover, such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect Psyence’s business. Changing circumstances, some of which may be beyond Psyence’s control, could cause Psyence to consume capital significantly faster than currently anticipated, and Psyence may need to seek additional funds sooner than planned. Psyence’s future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited:

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

Psyence cannot be certain that additional funding will be available on acceptable terms, or at all. Market volatility resulting from the introduction of significant instability and uncertainty into global supply chains, pricing structures, and international trade relationships due to the geopolitical and trade policy uncertainty, including U.S. tariff measures and escalations in the Middle East, could adversely affect global economic conditions and our business. Other factors could also adversely impact the ability to access funds as and when needed. If adequate funds are not available to Psyence on a timely basis, Psyence may be required to delay, limit or terminate one or more research or development programs or trials or the potential commercialization of any approved products or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect Psyence’s businesss, prospects, financial condition and results of operations.

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

Some of the historical financial information we have included in this Report has been derived from the financial statements and accounting records of PGI (as defined below) and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. The historical information does not necessarily indicate what our results of operations, financial position cash flows or costs and expenses will be in the future.

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

Psyence is conducting a clinical study outside the United States. Psyence has received full approval of a study in the UK from the MHRA, which was not initiated due to certain cost-effective incentives provided by Australia. Psyence has received full approval from the Australian Human Research Ethics Committees (HRECs), the body responsible for the review of research proposals involving human participants to ensure that they are ethically acceptable. The protocol under review in Australia will be reviewed as part of a Pre-IND (Investigational New Drug) application by the FDA. To the extent Psyence does not conduct these clinical trials under an IND, the FDA may not accept data from such trials. Although the FDA may accept data from clinical trials conducted outside the United States that are not conducted under an IND, the FDA’s acceptance of these data is subject to certain conditions. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles and all applicable FDA regulations. The trial population must also adequately represent the intended U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. There can be no guarantee that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from such clinical trials, this would likely result in the need for additional trials and the completion of additional regulatory steps, which would be costly and time-consuming and could delay or permanently halt the development of Psyence’s product candidates.

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

There are few licensed suppliers of input materials for the manufacture of Psyence’s product candidates. Any loss of stored materials or facilities through fire, theft or other causes could have an adverse effect on Psyence’s ability to procure the product candidate materials and continue product development activities. Furthermore, Psyence is largely dependent on Filament Health Corp ("Filament"), for the supply of PEX010 (a capsule containing 25mg naturally sourced psilocybin and product being used in Psyence’s Phase IIb Study), and any interruption in Filament’s supply chain (or the supply chain of any other suppliers engaged by Psyence) will lead to delays in Psyence’s drug development timelines. Furthermore, Filament, as well as any other suppliers engaged by Psyence, will be required to continue to meet regulatory requirements applicable to the PEX010 product candidate and maintain GMP compliant standards which dictate the minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that Filament or any CMOs will be able to meet Psyence’s timetable and requirements or carry out their contractual obligations in accordance with the applicable regulations. In addition, the drug product supplied to Psyence may not meet its specifications and quality policies and procedures nor may they be able to supply the drug product in commercial quantities when the time comes. If Psyence is unable to arrange for alternative third-party supply sources on commercially reasonable terms or in a timely manner, it may delay the development of its product candidates and could have a material adverse effect on Psyence’s business operations and financial condition.

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

As of March 31, 2025, we had USD$6,171,130 in cash and cash equivalents and restricted cash. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may also need to raise additional capital sooner than we currently anticipate if we choose to expand more rapidly than we presently plan. In any event, we will require additional capital for the further development and commercialization of our product candidates.

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

Psyence relies on Southern Star Research Pty Ltd ("Southern Star Research"), full-service Australian CRO, to conduct clinical development activities with Psyence’s product candidates, which activities involve trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management.

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

Specifically, our business and active Phase IIb Study is highly dependent on the Research IP Agreement with Filament for the rights to PEX010, which expires in April 2027 and covers the Phase IIb Study only. Until we develop our own product candidates, the termination, non-renewal or hinderance of use of the license granted under the Research IP Agreement could have a material adverse effect on our ability to develop our product candidates. Furthermore, following the completion of the Phase IIb Study, we will be required to enter into agreements with alternative suppliers for the supply and licensing of alternative drug products for use in our pivotal Phase III studies in palliative care, and there can be no guarantees that such agreements will be finalized. The Company continues to evaluate its bridging program into Phase III in this regard, which bridging program will require regulatory agency approval, and there can be no guarantees that such approvals will be obtained.

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

We (or Southern Star Research in conducting our clinical trials) will depend on enrollment of patients in our clinical trials for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

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

Moreover, because our product candidates represent a departure from more commonly used methods for Adjustment Disorder ("AjD") treatment, potential study participants and their doctors may be inclined to use conventional therapies, such as pure psychotherapy, rather than participate in our clinical trials.

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

For Psyence Australia Pty Ltd.’s ("Psyence Australia") fiscal year ended June 30, 2023, our subsidiary, Psyence Australia, received a cash refund of AUD $1,336,622. To receive this research and development cash rebate, we qualified for certain conditions under the R&D Tax Incentive legislation (Income Tax Assessment Act 1997 (Cth), Division 355) in Australia including, but not limited to, having a company incorporated under Australian law, all R&D activities being conducted solely within Australia; the Company’s aggregated group turnover not being equal to, or more than, AU$20M for relevant period; all R&D activities are conducted by, or will be conducted for, the Company; and all CRO expenditures have been physically undertaken in Australia.

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

If any of Psyence’s current or future product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may interrupt, delay or halt clinical trials;

●	regulatory authorities may deny regulatory approval of future product candidates;

●	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution;

●	regulatory authorities may withdraw their approval, require more onerous labeling statements, or require Psyence may be required to change the way the product is administered or conduct additional clinical trials;

●	Psyence’s relationships with its collaboration partners may suffer;

●	Psyence could be sued and held liable for harm caused to patients; or

●	Psyence’s reputation could suffer.

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

A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and generally provides a meaningful advantage over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), that is reasonably likely to predict an effect on IMM or other clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as IMM. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of accelerated approval was granted. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Thus, even if we seek to utilize the accelerated approval pathway, we may not be able to obtain accelerated approval and, even if we do, we may not experience a faster development, regulatory review or approval process for that product. There can be no assurance that the FDA would allow any of the product candidates we may develop to proceed on an accelerated approval pathway, and even if the FDA did allow such pathway, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Moreover, even if we received accelerated approval, any post-approval studies required to confirm and verify clinical benefit may not show such benefit, which could lead to withdrawal of any approvals we have obtained. Receiving accelerated approval does not assure that the product’s accelerated approval will eventually be converted to a traditional approval.

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

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing our product candidates.

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

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. On March 11, 2024, we received two letters from the Nasdaq staff, one notifying the Company that for the last 30 consecutive business days, the Company’s Market Value of Listed Securities was below the minimum of $50 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A), and the other notifying the Company that for the last 30 consecutive business days, the Company’s Market Value of Publicly Held Shares was below the minimum of $15 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). Additionally, on June 27, 2024, we received a notification letter from the Nasdaq staff notifying the Company that the Company’s closing bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On November 20, 2024, we announced the favorable outcome of the Nasdaq Listing Qualifications Hearing that was held on October 31st, 2024. The Nasdaq Hearings Panel granted the Company an extension until December 31st, 2024, to demonstrate compliance with all Nasdaq continued listing rules. During the Company’s Nasdaq Listing Qualifications Hearing, we presented a comprehensive plan to regain and maintain compliance with Nasdaq’s continued listing requirements, including 5550(a)(2), the $1 minimum bid price requirement, 5550(a)(5), the $1.0 million minimum market value of publicly held shares requirement, and 5550(b)(1), the $2.5 million minimum stockholders’ equity requirement.

As part of its plan, we requested to be transferred from The Nasdaq Global Market to The Nasdaq Capital Market pursuant to a panel exception, effective November 15th, 2024. Furthermore, as previously announced, we obtained shareholder approval during the Annual Meeting held on November 12th, 2024, to effect a 75-for-1 share consolidation, which became effective on November 26, 2024, and we obtained stockholder approval during a Special Meeting held on April 16, 2025, to effect a 7.97-for-1 share consolidation, which became effective on May 5, 2025, in each case to satisfy Nasdaq’s $1 minimum bid price requirement.

On April 16, 2025, the Company received a notification letter from the Listings Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the $1.00 Minimum Bid Price Rule. The Staff’s determination was based on the closing bid price of the Company’s common shares being below $1.00 for 30 consecutive business days from March 5, 2025 through April 15, 2025. On June 17, 2025, the Company announced it had received formal notification from the Nasdaq Hearings Panel confirming that the Company has regained compliance with all applicable Nasdaq continued listing requirements, following a successful compliance hearing held on May 29, 2025.

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

An aggregate of 281,950 Common Shares are issuable upon exercise of warrants, including 19,808 Common Shares issuable upon exercise of Public Warrants, 954 Common shares issuable upon exercise of Private Warrants, 837 Common shares issuable upon exercise of Addendum Private Warrants, 125,471 Common Shares issuable upon exercise of Series A Warrants, 125,471 Common Shares issuable upon exercise of Series B Warrants, and 9,409 Common Shares Issuable upon exercise of the Placement Agent Warrants. These Public Warrants and Private Warrants are currently exercisable at an exercise price of $6,874.13 per share, the Addendum Private Warrants $298.88 per share, the Series A Warrants and Series B Warrants at $15.94 per Common Share, and the Placement Agent Warrants at $19.93 per Common Share and each contain 4.99% beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of outstanding Common Shares. To the extent such warrants are exercised, 281,950 additional Common Shares will be issued, representing approximately 49.6% of our current outstanding Common Shares and could result in dilution to the holders of Common Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Common Shares. Notwithstanding the foregoing, because the Nasdaq official closing price of our Common Shares was $4.92 on June 18, 2025, the Private Warrants and Public Warrants are currently “out-of-the-money” and it is unlikely that any of the Warrants will be exercised by holders anytime in the near future.

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

The Company’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The Company’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent the Company from improving its business, financial condition and results of operations. Furthermore, the Company expects these rules and regulations to make it more difficult and more expensive for the Company to maintain director and officer liability insurance, and consequently the Company may be required to incur substantial costs to obtain such coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations and prospects. These factors could also make it more difficult for the Company to attract and retain qualified members of its Board, particularly to serve on the Company’s audit committee, compensation committee and nominating and corporate governance committee, and qualified executive officers.

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

As discussed above, the Company is a foreign private issuer and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to the Company on September 30, 2025. In the future, the Company would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, the Company could incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

Psyence currently reports financial results under IFRS® Accounting Standards as issued by the International Accounting Standards Board, which differs in certain significant respects from U.S. GAAP.

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

ITEM 4. INFORMATION ON THE COMPANY

The following terms, as used in this section shall have the following meanings:

AjD	Adjustment Disorder
PEX010	Capsule containing 25mg naturally sourced psilocybin
PAP	Psilocybin Assisted Psychotherapy
API	Active Pharmaceutical Ingredient

A.	Corporate History and Development

The Business Combination

On January 25, 2024 (the “Closing Date”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Psyence,” “Psyence Biomedical” or the “Company”), consummated the previously announced business combination pursuant to the Amended and Restated Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of July 31, 2023, by and among the Company, Newcourt Acquisition Corp, a Cayman Islands exempted company (“NCAC”), Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“PGI”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation continued under the laws of Ontario, Canada (“Original Target”), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Biomed II”).

The following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”) at the effective time of the Merger (the “Effective Time”):

●	PGI contributed Biomed II to the Company in a share for share exchange (the “Company Exchange”).

●	Following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of NCAC was converted into the right to receive one common share of the Company (“Common Share”).

●	Each outstanding warrant to purchase NCAC Class A ordinary shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Effective Time under their terms.

On January 15, 2024 and January 23, 2024, the parties to the Business Combination Agreement entered into letter agreements (the “Closing Letter Agreements”) pursuant to which, among other things, the Company, PGI, Biomed II, Original Target and Merger Sub (collectively, the “Psyence Parties”) agreed, (X) on a conditional basis, to waive the closing conditions contained in the Business Combination Agreement that, at or prior to the Closing, (i) NCAC shall have no less than $20,000,000, net of liabilities, as of the Closing (the “Minimum Cash Condition”) and (ii) the PIPE Investment in the PIPE Investment Amount shall have occurred or shall be ready to occur substantially concurrently with the Closing (the “PIPE Investment Condition”) and (Y) to waive certain deliverables under Section 3.6 of the Business Combination Agreement (the “Closing Deliverables”). Upon the closing of the Business Combination (“Business Combination”), the Psyence Parties waived in full the Closing Deliverables, the Minimum Cash Condition and the PIPE Investment Condition. Although we did not satisfy the PIPE Investment Condition, we were able to close on a convertible debt PIPE financing with the Investors, in an aggregate principal amount of $3,125,000, with an original issue discount of 20%, for gross proceeds in the aggregate amount of $2,500,000 (the “Harraden PIPE Financing”). While the First Tranche Notes issued by us to the Investors in the Harraden PIPE Financing are initially convertible into Common Shares at a conversion price of $5,977.50, due to the several adjustment provisions in the conversion price under the terms of the First Tranche Notes, and the applicable Conversion Floor, the documents entered into in connection with the Harraden PIPE Financing required us to register for resale, on behalf of the Investors, an amount of Common Shares equal to the aggregate principal amount of the First Tranche Notes converted at an assumed conversion price of $298,88 and multiplied by 300% of the result thereof. In addition, the documents entered into in connection with the Harraden PIPE Financing required us to register for resale, on behalf of the Investors, an amount of Common Shares equal to the aggregate principal amount of any issued Second Tranche Notes converted at an assumed conversion price of $298.88 and multiplied by 300% of the result thereof.

The Investors were also issued, as a structuring fee, an additional 2,175 Common Shares and entered into call option agreements (collectively, the “Call Option Agreements”) with Tabula Rasa Limited, which was the sole manager of Sponsor (“Tabula”), and Launchpad Capital Opportunities Fund LP, which was a member of the Sponsor (“Launchpad”), pursuant to which the Investors may purchase up to an additional 2,844 Common Shares (in the aggregate) from Tabula and Launchpad, at a purchase price of $0.06 per Common Share (such 5,019 Common Shares collectively referred to hereafter as the “Structuring Shares”).

The Common Shares and the Public Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “PBM” and “PBMWW,” respectively.

Psyence Biomedical Ltd was incorporated as a corporation under the laws of Ontario, Canada on June 29, 2023.

Psyence Group Inc.

Prior to the completion of the Business Combination (as defined below), we were the therapeutics division of PGI, a life science biotechnology company listed on the Canadian Securities Exchange (CSE:PSYG), with a focus on natural psychedelics. We refer to PGI and its subsidiaries and affiliates prior to the consummation of the Business Combination as the “Psyence Group.”

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

Canadian Restructuring

Prior to the date of the Business Combination Agreement, (i) PGI formed Biomed II and Psyence Biomedical as wholly-owned subsidiaries, (ii) promptly after entering into the Business Combination Agreement, PGI and the Original Target, a corporation continued under the laws of Ontario, Canada, were amalgamated, and thereafter (iii) PGI (x) transferred the shares of Psyence Australia and its related business assets to Biomed II while (y) retaining the shares of Good Psyence (Pty) Ltd (RF) (South Africa), Psyence Jamaica Ltd (Jamaica), Psyence UK Group Ltd., Psyence Therapeutics Corp. (Ontario, Canada), Mind Health (Pty) Ltd (Lesotho), and Psyence South Africa (Pty) Ltd (South Africa) (collectively, the “Excluded Assets”) (such transactions, collectively, the “Canadian Restructuring”).

Other Information

Our registered address and principal executive office is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1, and our telephone number is +1 (416) 346-7764.

Our U.S. transfer agent and registrar is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004.

We file reports and other information with the SEC pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our electronic filings are available for viewing on the SEC’s website at http:// www.sec.gov). The website address of the Company is www.psyencebiomed.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

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

We have contracted Southern Star Research, a full-service Australian CRO, to conduct a Phase IIb double-blind, randomized, low-dose controlled clinical trial to assess the efficacy and safety of PEX010 in psilocybin-assisted psychotherapy for the treatment of AjD due to incurable cancer. Outsourcing the study to a CRO assists the company in operating in a more capital efficient manner without the overhead of handling in-house.

Corporate Structure

Psyence Biomedical conducts its operations through its subsidiaries based in Ontario and Australia and also owns a subsidiary in the Cayman Islands, as listed below:

Name	Country of Incorporation and Place of Business	Proportion of Ordinary Shares Held by Psyence Biomedical
Psyence Biomed II Corp	Ontario, Canada	100%
Psyence Australia Pty Ltd.	Australia	Indirect 100%
Newcourt Acquisition Corp	Cayman Islands	100%

The diagram below depicts a current version of Psyence Biomedical.

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

Phase IIb Study - Palliative Care Clinical Trial

On January 9, 2023, Psyence and iNGENū CRO Pty Ltd ("iNGENū") signed a letter of intent to further develop Psyence’s licensed natural psilocybin drug product, starting with a Phase IIb Study in order to lead a pre-IND meeting with the FDA. In May 2025, the Company transferred all clinical trial execution duties from iNGENū to Southern Star Research and entered into a Master Services Agreement (the “MSA”) with Southern Star Research. Under the MSA, Southern Star Research will provide comprehensive CRO services for the Phase IIb Study.

The product to be used in this Phase IIb Study will be the proprietary botanical drug candidate PEX010 (25mg), which Psyence sources from Filament. The planned randomized double-blind study will evaluate the use of psilocybin-assisted psychotherapy versus psychotherapy alone and will test 87 patients utilizing the HAM - A scale as the primary endpoint, which is an FDA validated endpoint, and safety data will be collected throughout the study.

For safety, there are no specific endpoints as all safety findings are captured as adverse events. The primary and secondary efficacy endpoints are all established in the protocol before it is reviewed and approved by the Ethics Committee before the study can start.

The HAM-A is a rating scale developed to measure the severity of anxiety symptoms and is widely used in both clinical and research settings. The scale consists of 14 items, each defined by a series of symptoms, and measures both psychic anxiety (mental agitation and psychological distress) and somatic anxiety (physical complaints related to anxiety). During the Phase IIb Study, the HAM-A scale will be used to measure change in anxiety levels over time as the primary endpoint.

The 87-patient Phase IIb Study being conducted by the CRO, Southern Star Research, in Australia is the one that has been referred to in discussions with the FDA in the pre-IND process, which is in the late planning stage, and estimated to commence enrollment in the second half of 2025.

The estimated costs of this Phase IIb Study were initially $5,575,000 made on the basis of milestones completed. Included in this original estimate were costs for 75 participants; an end of Phase II meeting preparation and attendance after the completion of the Phase IIb study with the FDA as well as psychotherapy training, psychotherapy sessions and therapist fees for participants. Subsequently, the Phase IIb Study was increased to 87 patients, and we anticipate the estimated cost of this study to be increased by approximately 5%.

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

Licensing of PEX010 - Palliative Care

In April 2022, Psyence entered into a research licensing agreement with Filament for the licensing of PEX010 and its associated intellectual property, as well as for the supply of PEX010 for the specific intention of the clinical development of the product for use in palliative care patients ("Research IP Agreement"). Pursuant to the Research IP Agreement, Filament grants to Psyence an irrevocable, royalty free, worldwide license (with the right to sub-license, subject to certain restrictions) to use and distribute PEX010 and certain related intellectual property (such as delivery mechanism, preparation methods and know-how) solely for use in connection with pre-clinical and clinical studies and trials to be conducted in Canada, the UK and world-wide in the treatment of anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. This license is granted in respect of the clinical trial phase of Psyence’s activities, specifically phase II clinical trials which, at present, consists of the Phase IIb Study. The license is granted on an exclusive basis solely within the territory of the UK with respect to the designated fields of use, and Psyence has a right of first refusal to extend its exclusive license beyond the territory of the UK. Psyence does not have any rights to use PEX010 for any profit-making or commercial purposes under the Research IP Agreement. Any results of testing, research, conduct of and any information derived from the clinical studies and trials using PEX010 shall be the sole property of Psyence. Under the Research IP Agreement, Filament is entitled to receive milestone payments of up to CAD$250,000 in aggregate based on four distinct phase II clinical trial milestones to be achieved by Psyence. Should Psyence pursue a second or multiple indications, such aggregate milestone payments will increase accordingly. For the year ended March 31, 2024, Psyence incurred $167,306 costs under the Research IP Agreement related to milestone payments, which was accounted for as research and development costs.

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

In December 2022, Psyence entered into a royalty-bearing, binding term sheet for the commercial licensing of intellectual property (with the right to sub-license) from Filament, which was subject to the terms of a definitive license agreement, and granted Psyence the worldwide right to commercialize PEX010 within the designated fields of use, being anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. The term sheet remained subject to further negotiations between the parties and the execution of a subsequent definitive agreement within a predefined time period. Following further discussions, Psyence and Filament mutually agreed to terminate the term sheet by way of the Filament Addendum. Psyence has engaged two alternative suppliers of drug product for its pivotal Phase III studies as well as for future studies in other indications. Filament agreed to continue to support the supply PEX010 for the upcoming Phase IIb Study.

Psyence has successfully negotiated and executed supply agreements and licensing agreements for the use of third - party intellectual property with two licensed suppliers operating in the United Kingdom and North America within the indications of AUD and other SUDs, and anxiety, depression, PTSD, and grief and bereavement, especially in the context of palliative care, respectively. See “Recent Developments—Psylabs License Agreement and Recent Developments—Optimi License Agreement”.

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

Licensing of additional API for use in AUD and SUD

In September 2024, the Company entered into an exclusive, royalty-bearing IP licensing agreement with Psyence Labs Ltd. ("PsyLabs"), a privately-held company specializing in the production of psychedelic active pharmaceutical ingredients (APIs) and extracts for research, clinical trials, and drug development, following an initial investment whereby the Company acquired a minority stake in PsyLabs. Under the terms of this agreement, PsyLabs will supply the Company with pharmaceutical-grade, EU-GMP, nature-derived (non-synthetic) psilocybin for use in future clinical trials and eventual commercialization in SUD, including AUD.

In parallel with an additional financial commitment in PsyLabs in April 2025, the Company has secured an exclusive right of first refusal in respect of the worldwide supply of pharmaceutical-grade, nature-derived ibogaine. Under this agreement, PsyLabs will grant the Company the right of first refusal to acquire the exclusive rights to a dedicated supply of ibogaine for evaluation in the treatment of SUD, including AUD.

These exclusive partnerships further strengthens the Company's integrated development strategy, ensuring access to high-quality psychedelic compounds to support its growing clinical pipeline and diversification into multiple therapeutic areas.

Relationships with Third Parties

Psyence’s Australian-based research and development will be conducted by its CRO partner, SSR, in Australia. As stated above, Filament’s PEX010 will serve as the product candidate under investigation during the Phase IIb Study.

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

A summary table of Filament’s patent portfolio relevant to Psyence’s licenses is provided below based on the most recent information made available to us by Filament:

	Internal
● @	Reference Number	Family	Patent Number	Status	Title	Jurisdiction*	Filing Date/ Appl. No.	Issue Date

1	PSU001a-AUNE	● 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	● AU	16-Dec-22; 2021291583	N/A
2	PSU001a-BRNE	● 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	● BR	16-Jul-21; 112022025777	N/A
3	PSU001a-CADIV1	● 1	3123908	Issued	Ethanol extraction of psychoactive compounds from psilocybin fungus	● CA	29-Jul-20 (exam requested 5-Jul-21); 3123908	22-Mar-22
4	PSU001a-CADIV2	● 1	3124367	Issued	Aqueous extraction of psychoactive compounds from psilocybin fungus	● CA	29-Jul-20 (exam requested 9-Jul-21); 3124367	26-Apr-22

Internal
● @	Reference Number	Family	Patent Number	Status	Title	Jurisdiction*	Filing Date/ Appl. No.	Issue Date

5	PSU001a-CANE	● 1	3161623	Issued	Extraction of psychoactive compounds from psychedelic fungus	● CA	16-Jun-21 (exam requested 13-May-22); 3161623	4-Apr-23
6	PSU001a-CANP	● 1	3088384	Issued	Extraction of psychoactive compounds from psilocybin fungus	● CA	29-Jul-20; 3088384	3-Aug-21
7	PSU001a-EPNE	● 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	● EP	6-Jan-23; EP20210827107	N/A
8	PSU001a-ILNE	● 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	● IL	30-Oct-22; 297791	N/A
9	PSU001a-JMPC	● 1	N/A	Pending	Extraction of psychoactive compounds from psilocybin fungus	● JM	29-Sep-21; 18/2/000123	N/A
10	PSU001a-MXNE	● 1	N/A	Pending	Extraction of psychoactive compounds from psychedelic fungus	● MX	16-Dec-22; MX/a/2022/016531	N/A
11	PSU001a-USCON1	● 1	US11510952	Issued	Ethanol extraction of psychoactive compounds from psilocybin fungus	● US	28-Jan-22; 17587731	29-Nov-22;
12	PSU001a-USCON2	● 1	US11571450	Issued	Aqueous extraction of psychoactive compounds from psilocybin fungus	● US	17-Mar-22; 17697798	7-Feb-23;
13	PSU001a-USPC	● 1	US11382942	Issued	Extraction of psychoactive compounds from psilocybin fungus	● US	17-Jun-21; 17351149	12-Jul-22;

Internal
● @	Reference Number	Family	Patent Number	Status	Title	Jurisdiction*	Filing Date/ Appl. No.	Issue Date

14	PSU001b-AUNE	● 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	● AU	16-Dec-22; 2021291726	N/A
15	PSU001b-BRNE	● 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	● BR	16-Dec-22; CA2021050823; BR112022025778	N/A
16	PSU001b-CADIV1	● 1	N/A	Pending	Hydro-methanol extraction of psychoactive compounds from fungus	● CA	16-Jun-21 (exam requested 28-Apr-23); 3198238	N/A
17	PSU001b-CANE	● 1	3163795	Issued	Methanol-based extraction of psychoactive alkaloids from fungus	● CA	13-Jun-23 (exam requested 3-Jun-22); 3163795	13-Jun-23
18	PSU001b-CANP	● 1	3089455	Issued	Methanol-based extraction of psychoactive compounds from fungus	● CA	7-Aug-20 (exam requested 5-Jul-21); 3089455	5-Jul-22
19	PSU001b-EPNE	● 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	● EP	6-Jan-23; EP20210825822	N/A
20	PSU001b-ILNE	● 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	● IL	24-Nov-22; 298561	N/A
21	PSU001b-MXNE	● 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	● MX	16-Dec-22; MX/a/2022/016530	N/A
22	PSU001b-USNE	● 1	N/A	Pending	Methanol-based extraction of psychoactive alkaloids from fungus	● US	15-Jun-22; 17841323	N/A;
23	PSU001c-USCON1	● 1	11642385	Issued	Basic extraction of psychoactive compounds from psychoactive organisms	● US	23-Mar-22; 17702701	9-May-23;
24	PSU001c-USNE	● 1	11331357	Issued	Methods and compositions comprising psychoactive compounds from psychoactive organisms	● US	15-Jun-21; 17348697	17-May-22
25	PSU002-AUNE	● 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	● AU	5-Dec-22; 2021290454	N/A

Internal
● @	Reference Number	Family	Patent Number	Status	Title	Jurisdiction*	Filing Date/ Appl. No.	Issue Date

26	PSU002-BRNE	● 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	● BR	16-Dec-22; BR112022025782	N/A
27	PSU002-CANP	● 2	3097246	Issued	Process for obtaining a purified psychoactive alkaloid solution	● CA	23-Oct-20	28-Mar-23
28	PSU002-EPNE	● 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	● EP	6-Jan-23; EP20210881426	N/A
29	PSU002-ILNE	● 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	● IL	25-Dec-22; 299448	N/A
30	PSU002-MXNE	● 2	N/A	Pending	Process for obtaining a purified psychoactive alkaloid solution	MX	13-Apr-23; MX/a/2023/004350	N/A
31	PSU003-AUNE	● 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	● AU	19-Dec-22; 2022291410	N/A
32	PSU003-BRNE	● 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	● BR	16-Dec-22; CA2021050813; BR112022025780	N/A
33	PSU003-CANP	● 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	● CA	18-Dec-20; 3103707	N/A
34	PSU003-EPNE	● 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	● EP	6-Jan-23; EP20210825817	N/A
35	PSU003-ILNE	● 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	● IL	25-Dec-22; 299449	N/A
36	PSU003-MXNE	● 3	N/A	Pending	Standardized psychoactive alkaloid extract composition	● MX	16-Dec-22; MX/a/2022/016533	N/A
37	PSU004-AUDIV1	● 4	N/A	Pending	Dephosphorylation-controlled extraction of phosphorylatable psychoactive alkaloids	● AU	19-Dec-22; 2022291416	N/A
38	PSU004-AUDIV2	● 4	N/A	Pending	Predominantly phosphorylated psychoactive alkaloid extraction using alkali	● AU	19-Dec-22; 2022291413	N/A

Internal
● @	Reference Number	Family	Patent Number	Status	Title	Jurisdiction*	Filing Date/ Appl. No.	Issue Date

39	PSU004-AUDIV3	● 4	N/A	Pending	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	● AU	19-Dec-22; 2022291414	N/A
40	PSU004-AUNE	● 4	N/A	Pending	Psychoactive alkaloid extraction and composition with inhibited dephosphorylation	● AU	19-Dec-22; 2022291411	N/A
41	PSU004-CADIV1	● 4	N/A	Pending	Dephosphorylation-controlled extraction of phosphorylatable psychoactive alkaloids	● CA	14-Jun-21 (exam requested 25-Jul-22); 3169140	N/A
42	PSU004-CADIV2	● 4	N/A	Pending	Predominantly phosphorylated psychoactive alkaloid extraction using alkali	● CA	14-Jun-21 (exam requested 7-Sep-22); 3173030	N/A
43	PSU004-CANE	● 4	3137016	Issued	Psychoactive alkaloid extraction and composition with inhibited dephosphorylation	● CA	16-Aug-22 (exam requested 29-Oct-21); 3137016	16-Aug-22
44	PSU004-CANP	● 4	N/A	Pending	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	● CA	4-Dec-20; 3101765	N/A
45	PSU004-ILDIV1	● 4	N/A	Pending	Dephosphorylation-controlled extraction of phosphorylatable psychoactive alkaloids	● IL	25-Dec-22; 299450	N/A
46	PSU004-ILDIV2	● 4	N/A	Pending	Predominantly phosphorylated psychoactive alkaloid extraction using alkali	● IL	25-Dec-22; 299451	N/A
47	PSU004-ILDIV3	● 4	N/A	Pending	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	● IL	25-Dec-22; 299452	N/A
48	PSU004-ILNE	● 4	N/A	Pending	Psychoactive alkaloid extraction and composition with inhibited dephosphorylation	● IL	25-Dec-22; 299453	N/A
49	PSU004-USNE	● 4	US11298388	Issued	Psychoactive alkaloid extraction and composition with controlled dephosphorylation	● US	23-Sep-21; 17483601	12-Apr-22
50	PSU005a-CADIV1	● 5	N/A	Pending	Process for transmucosal psychoactive alkaloid composition	● CA	24-Mar-21 (exam requested 18-Apr-23); 3197443	N/A
51	PSU005a-CANE	● 5	3152326	Issued	Preparation of transmucosal psychoactive alkaloid composition	● CA	29-Nov-21 (exam requested 12-Mar-22); 3152326	9-May-23

	Internal
● @	Reference Number	Family	Patent Number	Status	Title	Jurisdiction*	Filing Date/ Appl. No.	Issue Date

52	PSU005a-CANP	● 5	N/A	Pending	Transmucosal psychoactive alkaloid composition and preparation thereof	● CA	24-Mar-21; 3113240	N/A
53	PSU005a-USNE	● 5	N/A	Pending	Transmucosal psychoactive alkaloid composition and preparation thereof	● US	14-Jun-22; 17840482	N/A
54	PSU005b-CANP	● 5	3123774	Allowed	Transdermal psychoactive alkaloid composition and preparation thereof	● CA	1-Jul-21; 3123774	Forecasted Issue Date: 8-Aug-23
55	PSU005b-USNE	● 5	N/A	Pending	Transdermal psychoactive alkaloid composition and preparation thereof	● US	28-Jun-23; 18259697	N/A
56	PSU005c-CANE	● 5	3161491	Allowed	Vaporizable psychoactive alkaloid composition and preparation thereof	● CA	22-Dec-21 (exam requested 3-Jun-22); 3161491	25-Jul-23
57	PSU005c-USNE	● 5	N/A	Pending	Vaporizable psychoactive alkaloid composition and preparation thereof	● US	14-Jun-22; 17840502	N/A
58	PSU005d-CANE	● 5	3157550	Issued	Injectable psychoactive alkaloid composition and preparation thereof	● CA	17-Dec-21 (exam requested 27-Apr-22); 3157550	3-Jan-23
59	PSU005d-USNE	● 5	US11491138	Issued	Injectable psychoactive alkaloid composition and preparation thereof	● US	16-Mar-22; 17/696,584	18-Nov-22

Legend: CA: Canada; IL: Israel, AU: Australia; US: United States; BR: Brazil; MX: Mexico; EP: Europe; PCT: Patent Cooperation Treaty International Patent System; JM: Jamaica

Competitive Environment

There are currently no pharmaceutical agents with FDA regulatory approval for the treatment of AjD within palliative care or any other arena. The current treatment of AjD is empirical, with either psychotherapy or off-label pharmacological agents, such as anti-depressants or anxiolytics, or a combination of both.

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

Psyence’s Psilocybin Asset

In order to accelerate clinical development of a palliative care, psilocybin-based asset, Psyence has initially licensed Filament’s proprietary botanical drug candidate, PEX010, and its associated IP. Filament has developed innovative technology to extract and standardize stable doses of natural compounds from mushrooms. PEX010 is currently covered by up to ten patents (five patents by the USPTO and five by the Canadian Intellectual Property Office). The product candidate has also previously received authorization from the FDA and Health Canada to enter into Phase 1 and Phase 2 human clinical trials. The license granted to Psyence in respect of the early trial phases grants Psyence exclusivity in the UK to use PEX010 in future Phase 2 clinical trials for the indications of depression and anxiety, including associated ailments, such as PTSD, stress, grief, and AjD within the context of palliative care. Pursuant to the license, Psyence will own all the data, results of testing, research, any information and any other IP derived or arising from any clinical trials, with the exclusion of IP related to the manufacture, processing or production of the Filament input material, which will vest in Filament.

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

PEX010 is being tested in patients with a recent cancer diagnosis and who have developed AjD which can severely affect their quality of life as well as those closely related to them.

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

Figure 1 Source: ChemDraw

Psilocybin, 4-phosphoryloxy-N,N-dimethyltryptamine (4-PO-DMT) is a naturally occurring tryptamine derivative found in over 100 species of mushrooms.2 Psilocybin quickly dephosphorylates into psilocin upon ingestion. Psilocin is a partial-agonist of serotonin receptors in the brain. Tryptamine derivatives and serotonin share many similarities in their chemical structure. Psilocin binds with high affinity to the serotonin 2A receptors (5-HT2A).3

Psilocybin reliably induces profound changes in sensory perception, emotion, thought, and sense of self, characterized by marked alterations in all mental functions, including perception, mood, volition, cognition and self-experience.4 These profound changes are often referred to as “mystical-type” experiences. Measures of mystical-type experience occurring during psilocybin treatment have been repeatedly observed to predict later effects on behavior and emotions, including reductions in depressive and anxious symptoms.5, 6

[2]	Daniel J, Haberman M. Clinical potential of psilocybin as a treatment for mental health conditions. Ment Health Clin. 2017;7:24 – 28
[3]	PubChem. Psilocybine. https://pubchem.ncbi.nlm.nih.gov/compound/Psilocybine. Accessed 25 February 2021.
[4]	Studerus E, Kometer M, Hasler F, Vollenweider FX. Acute, subacute and long-term subjective effects of psilocybin in healthy humans: a pooled analysis of experimental studies. J Psychopharmacol. 2011;25:1434 – 1452.
[5]	MacLean KA, Johnson MW, Griffiths RR. Mystical experiences occasioned by the hallucinogen psilocybin lead to increases in the personality domain of openness. J Psychopharmacol. 2011;25:1453 – 1461.
[6]	Ross S, Bossis A, Guss J, Agin-Liebes G, Malone T, Cohen B, et al. Rapid and sustained symptom reduction following psilocybin treatment for anxiety and depression in patients with life-threatening cancer: a randomized controlled trial. J Psychopharmacol. 2016;30:1165 – 1180.

Oral psilocybin has about a 50% bioavailability and psilocin is detectable in plasma within 15 minutes of administration of the parent compound.7, 8 The half-life of psilocin in blood is 2-3 hours. Onset of noticeable psychoactive effects for a 25 mg dose typically occur within one hour, peaks at two hours after a dose and finishes at six hours after the dose.

The investigational medicinal product PEX010 is a capsule for oral administration that contains the herbal drug substance PYEX; a Psilocybe cubensis mushroom extract containing Psilocybin 4-phosphoryloxy-N,N-dimethyltryptamine (4-PO-DMT)). The drug product PEX010 is manufactured with the drug substance PYEX (12.5 - 14.0% psilocybin), excipients, and hydroxypropyl methylcellulose capsules.

Indication and Treatments

Adjustment Disorder

Incurable cancer is predictably associated with challenges and burdens that may lead to symptoms of depression, demoralization, and fears of suffering, dependency, and mortality.9 Up to 50% of individuals with advanced cancer report symptoms that are sufficiently severe to reach clinical levels, exacerbating physical symptoms and impairing quality of life.10, 11 Multiple physical symptoms, dramatic alteration in support needs and personal relationships, difficulty navigating a complex health care system, and the threat of impending mortality all may constitute pathways to distress.12

AjD is defined in International Classification of Diseases 11th Revision (ICD-11) as a maladaptive reaction, which usually emerges within one month of a significant life-stressor, such as illness, family or partnership problems, job-related issues, or financial difficulties. 13 There are two core categories of symptoms that characterize AjD: a preoccupation with the stressor or its consequences, and failure to adapt. Preoccupation includes recurring distressing thoughts about the stressor, constant worry, and rumination. Failure to adapt describes a generalized stress-response (e.g., sleep disturbances or concentration problems) that results in significant impairment in social, interpersonal, occupational, educational, or other significant areas of functioning

AjD is also defined in the Diagnostic and Statistical Manual of Mental Disorders (DSM) diagnostic criteria,14 and while there is great overlap with the definition and symptomatology compared to the ICD 11 classification, the DSM definition separates AjD into 6 different subtypes, Both the ICD and DSM have had substantial impact on global psychiatric practice and research. While the DSM has been used more often in research around the world,16 a study of nearly 5,000 psychiatrists in 44 countries demonstrated that the majority of psychiatrists outside the U.S. utilize ICD classifications in their daily clinical practice.17 The DSM-5 conceptualizes AjD as a stress-related syndrome in a separate chapter of “Trauma and Stress Related Disorders”,18 representing the most significant change from DSM-IV.19 However, the current diagnostic construct is crucially dependent on an exclusion criterion, so that a diagnosis of AjD is rarely applicable when another mental disorder is present.

[7]	Brown RT, Nicholas CR, Cozzi NV, Gassman MC, Cooper KM, Muller D, et al. Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clin Pharmacokinet. 2017;56:1543–1554.
[8]	Hasler F, Bourquin D, Brenneisen R, Bär T, Vollenweider FX. Determination of psilocin and 4-hydroxyindole-3-acetic acid in plasma by HPLC-ECD and pharmacokinetic profiles of oral and intravenous psilocybin in man. Pharm Acta Helv. 1997;72:175 – 184.
[9]	Lo C, Zimmermann C, Rydall A, Walsh A, Jones JM, Moore MJ, et al. Longitudinal study of depressive symptoms in patients with metastatic gastrointestinal and lung cancer. J Clin Oncol. 2010;28:3084 – 3089.
[10]	Hopwood P, Stephens RJ. Depression in patients with lung cancer: prevalence and risk factors derived from quality-of-life data. J Clin Oncol. 2000;18:893 – 903.
[11]	Delgado-Guay M, Parsons HA, Li Z, Palmer JL, Bruera E. Symptom distress in advanced cancer patients with anxiety and depression in the palliative care setting. Support Care Cancer. 2009;17:573 – 579.
[12]	Rodin G, Lo C, Mikulincer M, Donner A, Gagliese L, Zimmermann C. Pathways to distress: the multiple determinants of depression, hopelessness, and the desire for hastened death in metastatic cancer patients. Soc Sci Med. 2009;68:562 – 569.
[13]	Maercker A, Brewin CR, Bryant RA, Cloitre M, van Ommeren M, Jones LM, et al. Diagnosis and classification of disorders specifically associated with stress: proposals for ICD-11. World Psychiatry. 2013;12:198 – 206.
[14]	Casey P, Doherty A. AjD: implications for ICD-11 and DSM-5. Br J Psychiatry. 2012;201:90 – 92.
[15]	Printer to align footnotes with paragraphs as appropriate.
[16]	Clark LA, Cuthbert B, Lewis-Fernández R, Narrow WE, Reed GM. Three Approaches to Understanding and Classifying Mental Disorder: ICD-11, DSM-5, and the National Institute of Mental Health’s Research Domain Criteria (RDoC). Psychol Sci Public Interest. 2017;18:72 – 145.
[17]	Reed GM, Mendonça Correia J, Esparza P, Saxena S, Maj M. The WPA-WHO Global Survey of psychiatrists’ attitudes towards mental disorders classification. World Psychiatry. 2011;10:118 – 131.
[18]	Kangas M. DSM-5 Trauma and Stress-Related Disorders: Implications for Screening for Cancer-Related Stress. Front Psychiatry. 2013;4:122.
[19]	Strain JJ, Friedman MJ. Considering AjDs as stress response syndromes for DSM-5. Depress Anxiety. 2011;28:818 – 823.

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

[20]	Temel JS, Greer JA, Muzikansky A, Gallagher ER, Admane S, Jackson VA, et al. Early palliative care for patients with metastatic non-small-cell lung cancer. N Engl J Med. 2010;363:733 – 742.
[21]	Bakitas MA, Tosteson TD, Li Z, Lyons KD, Hull JG, Li Z, et al. Early Versus Delayed Initiation of Concurrent Palliative Oncology Care: Patient Outcomes in the ENABLE III Randomized Controlled Trial. J Clin Oncol. 2015;33:1438 – 1445.
[22]	Giese-Davis J, Collie K, Rancourt KMS, Neri E, Kraemer HC, Spiegel D. Decrease in depression symptoms is associated with longer survival in patients with metastatic breast cancer: a secondary analysis. J Clin Oncol. 2011;29:413 – 420.
[23]	Spiegel D, Giese-Davis J. Depression and cancer: mechanisms and disease progression. Biol Psychiatry. 2003;54:269 – 282.
[24]	Skarstein J, Aass N, Fosså SD, Skovlund E, Dahl AA. Anxiety and depression in cancer patients: relation between the Hospital Anxiety and Depression Scale and the European Organization for Research and Treatment of Cancer Core Quality of Life Questionnaire. J Psychosom Res. 2000;49:27 – 34.
[25]	Depression as a predictor of disease progression and mortality in cancer patients: a meta-analysis. Centre for Reviews and Dissemination (UK); 2009.
[26]	Prieto JM, Blanch J, Atala J, Carreras E, Rovira M, Cirera E, et al. Psychiatric morbidity and impact on hospital length of stay among hematologic cancer patients receiving stem-cell transplantation. J Clin Oncol. 2002;20:1907 – 1917.
[27]	Misono S, Weiss NS, Fann JR, Redman M, Yueh B. Incidence of suicide in persons with cancer. J Clin Oncol. 2008;26:4731 – 4738.
[28]	Colleoni M, Mandala M, Peruzzotti G, Robertson C, Bredart A, Goldhirsch A. Depression and degree of acceptance of adjuvant cytotoxic drugs. Lancet. 2000;356:1326 – 1327.
[29]	Nice N. Improving supportive and palliative care for adults with cancer. London: NICE. 2004. 2004.

Psilocybin-assisted psychotherapy

CBT has been shown to improve anxiety in patients diagnosed with incurable cancer, but appears to be less effective at improving depressive symptoms.30 Several recently published trials have examined the efficacy of psilocybin, a classic serotonergic psychedelic drug that induces its acute subjective effects through the agonism of serotonin 2A (5-HT2A) receptors, to treat depression and anxiety in patients with life -threatening cancer, amongst other psychiatric conditions.31,32,33,34 Psilocybin-assisted psychotherapy is a course of therapy involving single or multiple sessions in which a dose of psilocybin is administered in conjunction with psychotherapy, delivered by a suitably trained therapist in a controlled setting. This intervention consists of three therapy stages: (1) preparation, (2) dosing session(s), and (3) integration, which allow for a more patient-centric approach compared to other therapy models. The pharmacological effects of psilocybin, in synergy with the psychotherapy, are considered to give rise to increased neuroplasticity, which facilitates rapid and deep psychological transformation that may accelerate and augment the effects of the psychotherapy process.34

PAP has been demonstrated in various academic studies to cause expeditious, substantial, and sustained improvements in cancer-related anxiety and depression, existential distress, quality of life, and orientation toward death.32,33 For example, in an academic study 15 of 29 patients with cancer-related depression and anxiety, at the 6.5-month follow up, psilocybin was associated with enduring anxiolytic and anti-depressant effects (approximately 60-80% of participants continued with clinically significant reductions in depression or anxiety respectively), sustained benefits in existential distress and quality of life, as well as improved attitudes towards death.35 In another study of 51 patients,33 similar results were reported. At 6-month follow-up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. Participants attributed improvements in attitudes about life/self, mood, relationships, and spirituality to the “high” experience resulting from the psilocybin, with over 80% endorsing moderately or greater increased well-being/life satisfaction.36,37,38,39,40,41,42

[30]	Hayes SC, Luoma JB, Bond FW, Masuda A, Lillis J. Acceptance and commitment therapy: model, processes and outcomes. Behav Res Ther. 2006;44:1 – 25.
[31]	Carhart-Harris R, Giribaldi B, Watts R, Baker-Jones M, Murphy-Beiner A, Murphy R, et al. Trial of Psilocybin versus Escitalopram for Depression. N Engl J Med. 2021;384:1402 – 1411.
[32]	Grob CS, Danforth AL, Chopra GS, Hagerty M, McKay CR, Halberstadt AL, et al. Pilot study of psilocybin treatment for anxiety in patients with advanced-stage cancer. Arch Gen Psychiatry. 2011;68:71 – 78.
[33]	Griffiths RR, Johnson MW, Carducci MA, Umbricht A, Richards WA, Richards BD, et al. Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial. J Psychopharmacol. 2016;30:1181 – 1197.
[34]	Brouwer A, Carhart-Harris RL. Pivotal mental states. J Psychopharmacol. 2021;35:319 – 352.
[35]	Agin-Liebes GI, Malone T, Yalch MM, Mennenga SE, Ponté KL, Guss J, et al. Long-term follow-up of PAP for psychiatric and existential distress in patients with life-threatening cancer. J Psychopharmacol. 2020;34:155 – 166.
[36]	Carhart-Harris RL, Bolstridge M, Rucker J, Day CMJ, Erritzoe D, Kaelen M, et al. Psilocybin with psychological support for treatment-resistant depression: an open-label feasibility study. Lancet Psychiatry. 2016;3:619 – 627.
[37]	Carhart-Harris RL, Bolstridge M, Day CMJ, Rucker J, Watts R, Erritzoe DE, et al. Psilocybin with psychological support for treatment-resistant depression: six-month follow-up. Psychopharmacology. 2018;235:399 – 408.
[38]	Davis AK, Barrett FS, May DG, Cosimano MP, Sepeda ND, Johnson MW, et al. Effects of PAP on Major Depressive Disorder: A Randomized Clinical Trial. JAMA Psychiatry. 2021;78:481 – 489.
[39]	Bogenschutz MP, Forcehimes AA, Pommy JA, Wilcox CE, Barbosa PCR, Strassman RJ. Psilocybin- assisted treatment for alcohol dependence: a proof-of-concept study. J Psychopharmacol. 2015;29:289 – 299.
[40]	Johnson MW, Garcia-Romeu A, Cosimano MP, Griffiths RR. Pilot study of the 5-HT2AR agonist psilocybin in the treatment of tobacco addiction. J Psychopharmacol. 2014;28:983 – 992.
[41]	Moreno FA, Wiegand CB, Taitano EK, Delgado PL. Safety, tolerability, and efficacy of psilocybin in 9 patients with obsessive-compulsive disorder. J Clin Psychiatry. 2006;67:1735 – 1740.
[42]	Griffiths RR, Johnson MW, Carducci MA, Umbricht A, Richards WA, Richards BD, et al. Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial. J Psychopharmacol. 2016;30:1181 – 1197.

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

Classic psychedelics, a term referring to naturally-derived psychedelics including mescaline, lysergic acid diethylamide and psilocybin, all share a common mechanism of action via the serotonergic pathways. Psilocybin is a prodrug that, when ingested, is metabolized into the psychoactive compound psilocin. Psilocin acts as a partial agonist at the serotonergic 5-HT2A receptor, and research has demonstrated that activation of the 5-HT2A receptor subtype is integral to the mechanism of action leading to subjective psychedelic experience.43,44,45,46,47

The pharmacological effects of psilocybin, in synergy with psychotherapy, are considered to give rise to increased neuroplasticity and create a ‘pivotal mental state,’ which facilitates rapid and deep psychological transformation that may accelerate and augment the effects of the psychotherapy process.34 This is thought to underlie the transdiagnostic efficacy of PAP for a wide range of difficult to treat psychiatric conditions, including treatment-resistant depression, PTSD, substance use disorders, psychological distress with a life-threatening illness and obsessive-compulsive disorder.

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

[43]	Willins DL, Meltzer HY. Direct injection of 5-HT2A receptor agonists into the medial prefrontal cortex produces a head-twitch response in rats. J Pharmacol Exp Ther. 1997;282:699 – 706.
[44]	Glennon RA, Teitler M, Sanders-Bush E. Hallucinogens and serotonergic mechanisms. NIDA Res Monogr. 1992;119:131 – 135.
[45]	Vollenweider FX, Vollenweider-Scherpenhuyzen MF, Bäbler A, Vogel H, Hell D. Psilocybin induces schizophrenia-like psychosis in humans via a serotonin-2 agonist action. Neuroreport. 1998;9:3897 – 3902.
[46]	Ray TS. Psychedelics and the human receptorome. PLoS One. 2010;5:e9019.
[47]	González-Maeso J, Weisstaub NV, Zhou M, Chan P, Ivic L, Ang R, et al. Hallucinogens Recruit Specific Cortical 5-HT2A Receptor-Mediated Signaling Pathways to Affect Behavior. Neuron. 2007;53:439 – 452.

There are currently 16 registered studies in Clinical Trials.Gov in the investigating the efficacy of PAP to treat depression, anxiety and demoralization in patients with incurable illnesses:

NCT Number	Study Title	Study Status	Conditions	Sponsor
NCT06001749	Psilocybin in Cancer Pain Study	RECRUITING	Opioid-Related Disorders|Pain Management|Pain Management and Care|Advanced Cancer|Advanced Cancers	Yvan Beaussant, MD, MSci
NCT06430541	Study of Psilocybin Assisted Psychotherapy to Address Fear of Recurrence	RECRUITING	Breast Cancer|Ovarian Cancer	University of Colorado, Denver
NCT04522804	Study of Psilocybin Enhanced Group Psychotherapy in Patients With Cancer	COMPLETED	Cancer	University of Utah
NCT05220046	Palliadelic Treatment to Reduce Psychological Distress in Persons With Advanced Gastrointestinal Cancers	RECRUITING	Pancreas Cancer|Biliary Tract Cancer|Psychological Distress|Gastrointestinal Cancer	University of Nebraska
NCT05847686	Psilocybin-Assisted Therapy for the Treatment of Cancer-Related Anxiety in Patients With Metastatic Cancer	COMPLETED	Hematopoietic and Lymphatic System Neoplasm|Metastatic Malignant Solid Neoplasm	University of Washington
NCT06416085	Psilocybin-assisted Existential, Attachment and RelationaL (PEARL) Therapy for Patients With Advanced Cancer	RECRUITING	Advanced Cancer|Stage IV Solid Tumor Cancer|Stage IV Sarcoma of Bone|Stage IV Lymphoma|Stage IV Melanoma|Endocrine Cancer	University Health Network, Toronto
NCT04593563	The Safety and Efficacy of Psilocybin in Cancer Patients With Major Depressive Disorder	UNKNOWN	Major Depressive Disorder	Maryland Oncology Hematology, PA
NCT00465595	Psychopharmacology of Psilocybin in Cancer Patients	COMPLETED	Depressive Symptoms|Anxiety|Cancer	Johns Hopkins University
NCT00957359	Psilocybin Cancer Anxiety Study	COMPLETED	Cancer	NYU Langone Health
NCT06319378	Cancer Related Major Depression Treated With a Single Dose of Psilocybin	RECRUITING	MDD	Section for Affective Disorders; Northern Stockholm Psychiatry
NCT05947383	A Phase 2, Randomized, Double-Blind, Placebo-Controlled Study to Evaluate the Efficacy and Safety of up to Two Doses of Psilocybin for the Treatment of Major Depressive Disorder in Adults With Cancer	RECRUITING	Cancer|Major Depressive Disorder	Sunstone Medical
NCT04950608	Pilot Study of Psilocybin-Assisted Therapy for Demoralization in Patients Receiving Hospice Care	ACTIVE_NOT_RECRUITING	Hospice|Psilocybin|Demoralization|Terminal Illness|Cancer-related Problem/Condition|Psychotherapy|Terminal Cancer|Cancer Terminal	Yvan Beaussant, MD, MSci
NCT06200155	Psilocybin-Assisted Psychotherapy in Patients With Advanced Cancer on Maintenance Therapy	RECRUITING	Depression, Anxiety|Psilocybin-Assisted Psychotherapy|Advanced Cancer	M.D. Anderson Cancer Center
NCT06644170	A Second Psilocybin Group Therapy for the Treatment of Cancer-Related Anxiety in Partial Responders With Metastatic Cancer	RECRUITING	Hematopoietic and Lymphatic System Neoplasm|Metastatic Malignant Solid Neoplasm	University of Washington
NCT05506982	Psilocybin Combined With Multidisciplinary Palliative Care in Demoralized Cancer Survivors With Chronic Pain	ACTIVE_NOT_RECRUITING	Hematopoietic and Lymphoid Cell Neoplasm|Malignant Solid Neoplasm	Emory University
NCT05398484	Psilocybin Therapy in Advanced Cancer	RECRUITING	Advanced Cancer	NYU Langone Health

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

It is important to note that subjects with AjD and patients with a cancer diagnosis are also at increased risk of suicide. As such, in the Psyence Phase IIb Study, the risk of suicide and other AE’s will be assessed by thorough and regular screening using the Sheehan-Suicide Tracking Scale (S-STS) at every study visit. Participants with suicidal tendencies and histories of suicide attempts will be excluded from the study. The study psychiatrist and psychotherapist contact details will be provided to patients in case of emergency, in addition to providing localized information for support services and crisis management. A standard operating procedure for dealing with both AEs and any unexpected suicide attempt has been prepared. As such, we believe that the risk of suicide and other AEs will be reduced by thoroughly screening participants for any suicidal tendencies, by excluding patients with histories of suicide attempts and by regular monitoring of suicidal ideation and behavior.

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

Targeted Market for First Indication (AjD in Patients with a Cancer Diagnosis)

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

Our possible business models will take into consideration of whether to merely supply the Proposed End Product for clinics to administer, through including a premium price for the intellectual property of a proprietary PAP, to enter into partnerships with clinics to administer PAP, or even to own dedicated clinics for administration of PAP.

The target audience for the initial indication will be oncology sites, including their oncologists and other health care professionals to create awareness of the effectiveness of PAP for cancer patients who have AjD. The principal marketing message will be to offer patients a better quality of life for their remaining years with a single administration of the Proposed End Product within a PAP. It has been shown that patients in palliative care who are less anxious or depressed utilize fewer healthcare resources, which is an aspect that will help justify the costs of the PAP.

Alcohol Use Disorder (AUD)

Psyence Biomed have intentions to study the use of psilocybin in the treatment of AUD and possibly Substance Use Disorder (SUD). There are a number of academic studies showing the efficacy of PAP in the treatment of both disorders although they have tended to be smaller studies. In the current planning phase, the creation of a steering committee for the AUD study has been initiated and preliminary market research is being conducted to identify the best patient to target in the study, to help identify the appropriate design, as well as to choose which endpoints should be used.

There is a big unmet medical need for an effective therapy to treat AUD despite the fact that there are a few products authorized regulatorily. However, those treatments have low long-term efficacy, and their indications are not particularly broad.

The deleterious societal and economic impact of AUD is enormous and to develop an effective, sustainable treatment for the disorder would be a great advance for patients, their families as well as the general public.

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

To import products that contain a controlled substance (such as psilocybin), the importer requires both an exemption, approval or authority under the TG Act and a license and/or permit to import from the Office of Drug Control under the Customs (Prohibited Imports) Regulations 1956. Licenses and permits to import psilocybin are only granted by the Office of Drug Control where the use of the substance is permitted by the relevant state or territory under their respective medicines and poisons legislation and the use of the of psilocybin is to be prescribed by an Authorized Prescriber or for an authorized clinical trial.

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

C.	Organizational Structure

The information set forth above in Item 4. A. is incorporated herein by reference.

D.	Property, Plants and Equipment

Headquarters and Operational Office

Psyence’s headquarters address is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, M5H 2K1, Canada. The Company has an operational office in South Africa at Unit A210 The Old Biscuit Mill, 373-375 Albert Road, Woodstock, Cape Town, 7925.

ITEM 4 A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Biomedical and its subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical condensed consolidated audited financial statements for the years ended March 31, 2025 and March 31, 2024 and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

The numbers presented here are presented in USD.

Overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is the world’s first life science biotechnology company traded on Nasdaq (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context.

Operating Results

Sales and marketing costs

For the year ended March 31, 2025, the Company incurred sales and marketing expenses of $483,530 (2024 – $80,603; 2023 – $7,029). The significant increase in the current year reflects the Company’s strategic focus on investor awareness and brand positioning following its listing on the NASDAQ in January 2024.

The increase was primarily driven by expanded investor relations efforts, increased participation in investor conferences and roadshows, travel to support capital markets outreach, and enhancements to the Company’s website and promotional materials. These initiatives were aimed at strengthening the Company’s visibility among institutional and retail investors and aligning its communication strategy with the expectations of a U.S.-listed public company.

Research and development

For the year ended March 31, 2025, the Company incurred research and development expenses of $342,168, compared to $954,593 for the year ended March 31, 2024 and $1,608,895 for the year ended March 31, 2023. The year-over-year decrease primarily reflects the timing of milestone activities related to the Company’s clinical trial for the treatment of adjustment disorder.

In the current year, $237,168 was incurred in relation to the clinical trial, with the remaining $105,000 relating to licensing fees. The overall decrease in R&D spending is also attributable to the transition to a new contract research organization (CRO) during the year, which resulted in a temporary slowdown in trial activity and associated costs.

The Company anticipates that R&D expenditure will increase in future periods as the new CRO advances the clinical trial toward its next development milestones.

In the prior year, R&D expenses included $785,720 related to the adjustment disorder trial, $167,306 in licensing fees, and $1,567 for general research.

General and administration costs

For the year ended March 31, 2025, the Company incurred general and administrative expenses of $1,209,847, compared to $557,904 for the year ended March 31, 2024 and $366,435 for the year ended March 31, 2023.

The significant increase in general and administrative expenses in 2025 reflects the scaling of corporate operations following the Company’s NASDAQ listing in January 2024. Key cost drivers included increased payroll and related costs, higher professional and regulatory fees, as well as expanded operational support functions required to meet the obligations of a U.S.-listed public company.

In prior years, general and administrative costs consisted primarily of bank fees, salaries and wages, and operational overhead. The Company expects general and administrative costs to remain elevated relative to historical periods as it continues to operate within a U.S. public company environment.

Professional and consulting fees

For the year ended March 31, 2025, the Company incurred professional and consulting fees of $1,623,209, compared to $1,158,484 for the year ended March 31, 2024 and $1,252,510 for the year ended March 31, 2023.

The increase in professional and consulting fees during the current year was primarily driven by higher legal costs associated with ongoing corporate, regulatory, and transactional matters following the Company’s NASDAQ listing. Consultant fees amounted to $927,109 (2024 – $848,955), reflecting continued use of external advisors for business strategy, financial reporting, and administrative support. Legal fees increased significantly to $508,638 (2024 – $105,962) due to increased regulatory compliance, corporate governance, and securities-related legal work. Accounting and audit fees totaled $187,462 (2024 – $203,567), remaining consistent with prior year levels.

The increase reflects the expanded complexity and regulatory requirements of operating as a U.S.-listed public company, and the Company expects to continue incurring elevated levels of professional fees in line with its listing status and strategic initiatives.

Other Gains and Losses

For the year ended March 31, 2025, the Company earned interest income of $95,787, compared to $2,134 and $1,554 for the years ended March 31, 2024 and 2023, respectively. The increase in interest income during the current year was primarily driven by higher cash balances resulting from equity financings completed during the period.

The Company recorded a foreign exchange loss of $7,317 in 2025, compared to a loss of $2,696 in 2024 and a gain of $26,912 in 2023. Fluctuations in foreign exchange rates during the year impacted the translation of foreign currency denominated cash and liabilities.

Research and Development Rebate

For the year ended March 31, 2024, the Company received its first R&D rebate from the Australian Tax Office (ATO), amounting to $879,344, recognized as other income. This rebate represented 43.5% of the qualifying R&D expenditure incurred in Australia during the period.

No R&D rebate was received for the year ended March 31, 2025, as clinical trial expenditure in Australia was lower compared to the prior year, resulting in reduced qualifying costs for the rebate.

Investment in Psyence Labs

During the year the Company’s invested in PsyLabs, which was valued at $745,000 based on independent third-party transactions. The investment was followed up by an additional investment of $500,000 into PsyLabs in April 2025 to further support the Company’s strategic focus on advancing its portfolio in psychedelic pharmaceutical manufacture and to benefit from PsyLabs’ growth prospects in the development of a pharmaceutical API.

Fair value movements

Convertible note

During the year ended March 31, 2025, the Company recognized a total fair value gain of $5,052,708 related to its convertible note liability, compared to a fair value loss of $5,157,397 in the prior year. The gain reflects changes in the fair value of the liability as a result of market conditions, extinguishment terms, and conversion into common shares.

As part of the extinguishment of the convertible notes, the Company entered into amendments and a termination agreement with the investor, resulting in the issuance of additional shares and warrants. The fair value of these instruments, totaling $1,695,080, was recorded as an expense in profit or loss. After accounting for this expense, the net fair value gain recognized in profit or loss was $3,357,628 for the year.

This marks the full conversion and termination of the Company’s convertible note obligations during the financial year.

Promissory Notes

During the year ended March 31, 2025, the Company fully extinguished its convertible promissory notes issued to Psyence Group Inc. and the NCAC Sponsor. These notes were originally issued in January 2024 for a combined principal of $3.2 million and classified as financial liabilities at fair value through profit or loss (FVTPL) due to variable conversion features. Both notes were converted into common shares during the year under debt-for-equity agreements, including additional shares issued under make-whole provisions.

As a result of these conversions, the Company recognized a total fair value gain of $705,565 in profit or loss—$327,668 on the PGI note and $377,897 on the NCAC note. The fair value of the notes was reduced to nil at March 31, 2025 (2024 – $2,790,492), reflecting the full settlement of these liabilities.

Liquidity and Capital Resources

Since incorporation, the Company has financed its operations through shareholder investments, a loan facility secured against its expected Australian Tax Office (ATO) R&D rebate, and the rebate itself. The Company’s primary uses of liquidity include funding scientific research, clinical studies, salaries, and professional and consulting fees.

As of March 31, 2025, the Company had a cash balance of $6,171,130 and a positive working capital position of $5,965,908, a significant improvement from the prior year’s cash balance of $762,799 and negative working capital of $10,978,027 as of March 31, 2024.

The Company’s ability to continue funding its operations and meet planned expenditures depends on various factors, including economic conditions, access to capital markets, regulatory developments, and other factors beyond its control.

The Company’s current obligations include funding commitments for its Phase IIb palliative care clinical trial. These are expected to be met using existing cash and cash equivalents; however, the Company remains subject to risks, including the potential inability to raise additional funds through equity, debt, or other financing to meet its development plans, operating requirements, and liabilities as they become due.

The Company has incurred operating losses and cash outflows since inception and, given the nature of its business, will require ongoing financing to support its research and development activities. Its ability to access capital depends on factors such as market conditions, investor sentiment, and the trading price of its securities. There can be no assurance that additional financing will be available on acceptable terms, or at all.

The Company’s primary capital needs include funding research and development, clinical trials, staffing, professional and consulting fees, and general working capital. Access to future financing remains uncertain, and may not be available on terms as favorable as those previously secured.

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

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on the Company’s financial statements.

Fair value of Convertible Debt

Management exercised significant judgment in determining the fair value of the convertible promissory notes classified as financial liabilities measured at fair value through profit or loss (FVTPL) due to their conversion features. Fair value was assessed using valuation techniques incorporating observable and unobservable inputs, including share price volatility, risk-free interest rates, and conversion terms. Changes in these assumptions had a material impact on the profit or loss recognized during the year.

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

A 10% adverse change in exchange rate would have resulted in a loss of $8,861 as of March 31, 2025.

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

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2025. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position(s)
Jody Aufrichtig	51	Chairman of the Board and Strategic Business Development Officer
Dr. Neil Maresky	61	Chief Executive Officer and Director
Warwick Corden-Lloyd	45	Chief Financial officer
Marc Balkin	50	Director
Christopher (Chris) Bull	56	Director
Dr. Seth Feuerstein	52	Director

Executive Officers

Dr. Neil Maresky has served as the Company’s Chief Executive Officer since January 25, 2024 and Director since June 29, 2023. Dr. Maresky has also served as PGI’s chief executive officer and director from July 1, 2021 until his resignation in March 2024. Dr. Maresky brings more than 25 years of enterprise leadership and biopharmaceutical expertise and currently oversees the strategy and operations of Psyence. From 2010 to 2021, Dr. Maresky, spent more than a decade at AstraZeneca Canada as Vice President of Scientific Affairs. Dr. Maresky is a South African trained doctor. In Canada, he has held various executive leadership positions in “Big Pharma”, including leading research and development and driving scientific strategy at Bayer Pharmaceuticals (1998-2002) as well as Wyeth Pharmaceuticals (2002-2008), where he was interim President and general manager in 2008. Dr. Maresky is a South African trained doctor where he was trained in emergency room medicine and cardiology, and practiced as a family physician. In the mid-1990s, Dr. Maresky emigrated to Canada and began his career in the pharmaceutical industry. During the course of his career, Dr. Maresky has positively impacted the health of millions of patients across Canada. With extensive experience and relationships with academic institutions, health authorities and decision-making bodies across Canada, Dr. Maresky has contributed to many innovative medical therapies and technologies, including over 50 approvals of new medicines and new indications. One of Dr. Maresky’s most recent achievements was the approval of the AstraZeneca Covid-19 vaccine by Health Canada. Dr. Maresky holds a Medical Degree M.B.,B.Ch. from the University of Witwatersrand (1987).Dr. Maresky is an experienced research scientist and entrepreneur, and has experience in both big pharma and technology driven startups, both at the board and operating levels, in a broad variety of areas.

Warwick Corden-Lloyd has served as the Chief Financial Officer of the Company since January 25, 2024. Mr. Corden-Lloyd has also served as Chief Financial Officer of PGI from May 21, 2020 until his resignation in January 2024. Mr. Corden-Lloyd is a Chartered Accountant and Certified Project Manager. He has over 19 years of experience working in public accounting, consulting and listed financial services companies in the UK, US and South Africa. Mr. Corden-Lloyd has listed company financial and regulatory reporting experience in international and emerging markets. From May 2020 to January 2021, Mr. Corden-Lloyd was the Corporate Finance Advisor and Chief Financial Officer of MindHealth Biomed Corp, the predecessor company prior to PGI. Mr. Corden-Lloyd was previously the Vice President of Operations and Finance at Canopy Growth Africa, (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED) from May 2019 to May 2020. Whilst at Canopy Growth, he oversaw the Finance, Legal, Supply Chain, Human Resources, Quality Assurance and Regulatory, Project Management and Country Manager divisions. Prior to that he was Head of Financial Accounting at Capitec Bank, South Africa’s largest customer retail bank, from February 2015 to May 2019 where he was responsible for managing the financial and regulatory reporting, budgeting and financial accounting for the bank. Before working at Capitec Bank, he worked for PricewaterhouseCoopers International Limited in South Africa, US and the UK and for The Bank of New York Mellon Corporation in the UK. Mr. Corden-Lloyd received a Bachelor of Accounting from the University of Stellenbosch, South Africa in 2002, a Bachelor of Accounting Honours from the University of Natal, South Africa in 2003 and registered with the South African Institute of Chartered Accountants in 2006. He is also registered with The Institute of Chartered Accountants in England and Wales.

Jody Aufrichtig has served as Strategic Business Development Officer and Chairman of the Board since January 25, 2024, and a Director of PGI since May 21, 2020. He has served in the same roles at PGI since May 21, 2020. Mr. Aufrichtig is a chartered accountant and experienced entrepreneur with extensive experience in emerging markets. Mr. Aufrichtig is the founder of MindHealth Biomed Corp and has built multiple award-winning businesses and created substantial shareholder value in cannabis, commercial and residential property, private equity, tourism, leisure and other industries. Prior to founding MindHealth Biomed Corp, he was the Managing Director of Canopy Growth Africa (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED)) from May 2018 until he led a management buyout of the African operations in April 2020. Mr. Aufrichtig founded Daddy Cann Lesotho (Pty) Limited in July 2017 and was granted a license by the Ministry of Health (Lesotho) to cultivate, manufacture, supply, hold, import, export and transport cannabis. Daddy Cann Lesotho (Pty) Limited was subsequently acquired by Canopy Growth Corporation in May 2018. In 2000, Mr. Aufrichtig co-founded Indigo Properties, a business focused on commercial and residential property, tourism and leisure. Mr. Aufrichtig holds a Bachelor of Accounting and a Bachelor of Accounting Honours from the University of Cape Town, South Africa and is registered with the South African Institute of Chartered Accountants. He is well-qualified to serve as a director because of his extensive commercial and corporate experience in a broad variety of areas including finance and mergers and acquisitions and has served as a director and chairman of other publicly traded companies.

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

Chris Bull has served as a director of the Company since January 25, 2024 and has served as a strategic advisor of PGI since December 2022. Chris is a qualified chemical engineer, attorney, patent attorney and Certified Licensing Professional®. Over his thirty year career, Mr. Bull has been an investor, director, founder and advisor to a range of successful companies in Europe and North America with novel technologies in the fields of pharmaceuticals, biotechnology, food sciences, chemical processing, and extraction technologies. Mr. Bull has served as a Chairman and director of a venture capital firm (Knife Capital). Mr. Bull has also been recognized through receipt of a number of international awards, including IAM Strategy 300, IAM Patent 1000, IAM Licensing 250; Euromoney Expert Guides: World’s Leading Patent Attorneys; Chambers and Partners’ Global Guide to the World’s Leading Lawyers Legal 500 Guide to Outstanding Lawyers, in recognition of his skills in relation to the development and execution of venture capital investment, patent and intellectual property strategies for high-technology companies. He is well-qualified to serve as a director because of his prior Chairman and director experience and his chemical engineering, attorney and patent attorney qualifications.

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

B. Compensation

The following tables and discussions relate to the compensation paid to or earned by our executive officers and directors who were serving during the financial year ended March 31, 2025.

Dr. Neil Maresky currently serves as chief executive officer of the Company following his resignation as chief executive officer of the PGI. Warwick Corden-Lloyd currently serves as chief financial officer of the Company following his resignation as chief financial officer of PGI. Jody Aufrichtig currently serves as Director and Executive Chairman of PGI and the Company’s Director and Strategic Business Development Officer. Dr. Maresky, Mr. Corden-Lloyd and Mr. Aufrichtig are referred to collectively in this information statement as our “named executive officers.”

Prior to the Business Combination, Psyence was part of the Psyence Group and not an independent company and, as such, the historical compensation shown below was determined by PGI. Following the Business Combination, compensation arrangements for the Company’s executive officers have been determined based on the compensation policies, programs and procedures established by the Compensation Committee, which entailed: (i) for executive directors and officers (a) market related base annual salaries or fees, (b) annual cash bonuses based on a target percentage of such base annual salaries or fees based on the achievement of performance metrics approved by the Compensation Committee, (c) a sign-on award in the form of RSUs, which may be converted into Common Shares and which are subject to a trading lock-up period as well as a clawback policy and (d) long-term equity awards in the form of RSUs based on a multiple of such base annual salaries or fees, and (ii) for non-executive directors (y) a fixed monthly fee and (z) long-term equity awards in the form of RSUs based on a multiple of such fixed monthly fee. The Company’s Compensation Committee approved the named executive officers’ compensation at its first meeting.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended March 31, 2025 and March 31, 2024.

							Nonequity
Name and					Option	Stock	incentive plan	All other
principal		Salary		Bonus	awards	Awards	compensation	compensation	Total
position	Year	(US$)		(US$)	(US$)(2)	(US$)(3)	(US$)	(US$)	(US$)
Neil Maresky	2025	360,000		30,000	-	-	-	-	390,000
(Chief Executive Officer)	2024	231,228	(1)	—	70,458	55,000	—	—	356,686

Jody Aufrichtig	2025	200,000		16,667	-	-	-	-	216,667
(Executive Chairman)	2024	110,302	(1)	—	31,924	42,773	—	—	184,999

Warwick Corden Lloyd	2025	180,000		15,000	-	-	-	-	195,000
(Chief Financial Officer)	2024	98,346	(1)	—	5,395	19,588	—	—	123,329

(1)	This includes salary earned from April 1, 2023 to January 25, 2024 as part of Psyence prior to the Business Combination and salary earned from January 26, 2024 to March 31, 2024 from the Company.

(2)	The amounts reported in the “Option awards” column represent the aggregate grant date fair value of the stock options granted to the named executive officers by PGI during 2023 computed in accordance with IFRS. The option awards value was calculated using the Black-Scholes valuation model. The options vested as follows: 50% on March 31, 2023 and 50% on September 30, 2023. Note that the amounts reported in these columns reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers from the stock options.

(3)	The amounts reported in the “Stock awards” column represent the aggregate grant date fair value of the restricted stock units (RSUs) granted to the named executive officers by PGI during 2023 computed in accordance with IFRS. The stock awards value was based on the share price on the date of grant of RSUs. The RSUs vest as follows: 33.33% on March 31, 2024, 33.33% on March 31, 2025 and 33.34% on March 31, 2026. Note that the amounts reported in these columns reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the named executive officers from the stock RSUs.

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

Share Ownership

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025, our executive officers have not received any equity awards from the Company, but as described above, have previously received equity awards from PGI.

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

Mr. Aufrichtig shall be eligible to receive 335 restricted share units (“RSUs”) as an initial award, which may be converted into Common Shares. Any Common Shares issued pursuant thereto will be subject to a lock - up period ending January 25, 2025, and a clawback at the option of the Company should Mr. Aufrichtig’s appointment be terminated by the Company for cause (as defined in his agreement) or should Mr. Aufrichtig resign without good reason (as defined in his agreement). For each completed fiscal year of the Company, Mr. Aufrichtig shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Mr. Aufrichtig’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee. Mr. Aufrichtig is further entitled to 2,316 RSUs for the 2024 fiscal year as well as an allocation for the 2025 fiscal year to be determined by the Compensation Committee, both of which shall vest in tranches.

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

Dr. Neil Maresky – Chief Executive Officer

The Company, its wholly-owned subsidiary, Biomed II, and Dr. Neil Maresky entered into an employment agreement dated January 25, 2024 (the “Maresky Agreement”), pursuant to which he shall perform the services of Chief Executive Officer of the Company on a full time basis in consideration for a base salary of $360,000 per annum. Dr. Maresky shall be entitled to an initial award of 335 RSUs. Any Common Shares issued pursuant thereto will be subject to a lock-up period ending January 25, 2025, and a clawback at the option of the Company should Dr. Maresky’s appointment be terminated by the Company for cause or should Dr. Maresky resign without good reason. For each completed fiscal year of the Company, Dr. Maresky shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of Dr. Maresky’s annual base salary, based on the achievement of performance metrics approved by the Compensation Committee. Dr. Maresky is further entitled to 4,168 RSUs for the 2024 fiscal year as well as an allocation for the 2025 fiscal year to be determined by the Compensation Committee, both of which shall vest in tranches.

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

Warwick Corden-Lloyd – Chief Financial Officer

The Company, its wholly-owned subsidiary, Biomed II, Warwick Corden-Lloyd (as principal) and CordenLloyd Consulting (Pty) Ltd (as consultant, and an entity controlled by Mr. Corden-Lloyd) entered into a consulting agreement dated January 25, 2024 (the “Corden-Lloyd Agreement”), pursuant to which Mr. Corden-Lloyd shall perform the services of Chief Financial Officer of the Company in consideration for a base fee of $180,000 per annum. Mr. Corden-Lloyd shall be entitled to 134 RSUs as an initial award. Any Common Shares issued pursuant thereto will be subject to a lock - up period ending January 25, 2025, and a clawback at the option of the Company should Mr. Corden-Lloyd’s appointment be terminated by the Company for cause or should Mr. Corden-Lloyd resign without good reason. For each completed fiscal year of the Company, Mr. Corden-Lloyd shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 30% to 80% of Mr. Corden-Lloyd’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee. Mr. Corden-Lloyd is further entitled to 1,302 RSUs for the 2024 fiscal year as well as an allocation for the 2025 fiscal year to be determined by the Compensation Committee, both of which shall vest in tranches.

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

Each NED is compensated for their services as a non-executive director in accordance with the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024, as supplemented by the performance metrics to be approved by the Compensation Committee of the Company in accordance with the Company’s rules and policies governing performance and bonus schemes (still to be adopted). Each of Mr. Balkin and Dr. Feuerstein earn US$2,500 per month / US$30,000.00 per annum and have been allocated 973 and 347 RSUs respectively as equity / long-term incentive awards, and Mr. Bull earns £6,250 per month / £75,000 per annum and has been allocated 1,182 RSUs as equity / long-term incentive awards. Each NED shall be entitled to a further allocation of RSUs for the 2025 fiscal year to be determined by the Compensation Committee, which shall vest in tranches.

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

Equity Incentive Plans

The 2023 Equity Incentive Plan

The Company has adopted the Psyence Biomedical Ltd. 2023 Equity Incentive Plan (as amended by the Board on June 28, 2024 and November 12, 2024, and rectified by the Board on June 17, 2025), which is referred to herein as the “Incentive Plan.” The following is a summary of the material features of the Incentive Plan.

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

Eligibility

Persons eligible to participate in the Incentive Plan are employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with the Company or its subsidiaries. As of the date of this prospectus, approximately 11 individuals are eligible to participate in the Incentive Plan, which includes approximately 2 officers, 4 non-employee directors, and 5 consultants.

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

Share Reserve

The number of the Common Shares that may be issued under the Incentive Plan is equal to 15% of the aggregate number of the Common Shares issued and outstanding immediately after the Closing (calculated on a fully-diluted basis), or 3,362 Common Shares. On November 12, 2024, shareholders approved the increase of the number of Common Shares reserved for issuance under the Plan to 13,635 (post-share consolidation figure). All of the shares initially available under the Incentive Plan may be issued upon the exercise of equity incentives.

The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and continuing until (and including) January 1, 2034, equal to 15% of the issued and outstanding number of shares of the Company calculated as of December 31st of the calendar year immediately preceding the date of such increase, or a lesser number of shares as determined by the Board. Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired the Common Shares.

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

Form S-8

On July 30, 2024, the Company filed with the SEC a registration statement on Form S-8 covering the Common Shares issuable under the Incentive Plan.

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

New Plan Benefits

No awards have been previously granted under the Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this prospectus because participation and the types of awards that may be granted under the Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this prospectus.

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

D. Employees

As of March 31, 2025, we had 12 employees and consultants, of which 11 individuals provide services to us through consulting agreements. These employees and consultants are located in Canada, Australia, the US, South Africa and the United Kingdom.

E. Share Ownership

Information regarding the ownership of the Common Shares by our directors and executive officers is set forth in Item 7.A of this Report and is incorporated herein by reference.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Common Shares on the date of this prospectus, based on information obtained from the persons named below, by:

●	each person known by Psyence to be the beneficial owner of more than 5% of the outstanding Common Shares;

●	each of Psyence’s executive officers and directors; and

●	all of Psyence’s executive officers and directors as a group.

Unless otherwise indicated, Psyence believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Common Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Common Shares as to which the holder has sole or shared voting power or investment power and also any Common Shares which the holder has the right to acquire within 60 days of the date of this prospectus through the exercise of any option, warrant, convertible security or other right. As of June 19, 2025, there were 713,232 Common Shares issued and outstanding.

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

To the knowledge of the Company, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to the Company, there are no arrangements regarding the operation of which may, at a subsequent date, result in a change in control of the Company.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted Common Shares of Psyence for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Psyence’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Psyence is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted Common Shares or warrants for at least six months but who are Psyence’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of Common Shares then outstanding); or

●	the average weekly reported trading volume of the Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Psyence’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Substantially all of the present Psyence shareholders will be able to sell shares either pursuant to the registration statement of which this prospectus is a part or, commencing three months after Psyence becomes a reporting company, which will be prior to the Closing date, pursuant to Rule 144, although Psyence’s executive officer and directors and other affiliate will be subject to the limitation described above with respect to sales pursuant to Rule 144. These restrictions do not affect sales pursuant to this prospectus.

B. Related Party Transactions

On January 25, 2024, the Company issued an unsecured convertible promissory note to PGI (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans that PGI had previously made to the Company. The PGI Note bore no interest, and (i) $150,000 of the principal balance of the PGI Note was paid on the Closing Date and (ii) $1,460,657 of the principal balance of the PGI Note was payable on the date that is the one-year anniversary after the Closing Date, or January 25, 2025. The proceeds from this loan were received by the Company prior to the Closing Date. This note is convertible into shares at the option of PGI.

On January 25, 2024, the Company issued an unsecured convertible promissory note to the NCAC Sponsor (the “NCAC Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to NCAC Sponsor under certain existing promissory notes previously issued by NCAC to the NCAC Sponsor (the “Existing Notes”). The NCAC Note bore no interest, and (i) $100,000 of the principal balance of the NCAC Note became owing on the Closing Date and (ii) $1,515,501 of the principal balance of the NCAC Note was payable on the date that is the one-year anniversary after the Closing Date, or January 25, 2025. This note is convertible into shares at the option of NCAC Sponsor.

Both notes were designated at FVTPL due to the embedded conversion features, as the conversion prices were not fixed.

At inception on January 25, 2024 the fair value of the PGI Note was $1,418,675 and the NCAC note was $1,413,529.

PGI Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 3,473 of common shares to extinguish $1,307,960 of PGI Note, representing a conversion price of $298.88 per share.

On October 25, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 1,414 of common shares to extinguish the remaining balance of PGI Note representing, a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements entered into on September 30, 2024 and October 25, 2024, as amended, the Company will need to issue additional shares to PGI if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“PGI make whole payment”).

In December 2024, the Company issued 42,378 common shares to extinguish the PGI make whole payment. The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $327,668 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

NCAC Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with NCAC Sponsor pursuant to which the Company issued 5,405 of common shares to extinguish the outstanding balance of NCAC Note, representing a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements, as amended, the Company will need to issue additional shares to NCAC Sponsor if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“NCAC make whole payment”).

In December 2024, the Company issued 46,870 common shares to extinguish the NCAC make whole payment. The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $377,897 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

The fair value of the notes was calculated using a credit adjusted market borrowing rate as at March 31, 2024. The fair value of both notes was $nil as at March 31, 2025 (March 31, 2024 - $2,790,492). A fair value gain of $705,565 was recognized during the year in the statement of comprehensive income (March 31, 2024 ($108,288)).

The foregoing description of the Swap Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Swap Agreements.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Common Shares and Warrants

The Common Shares and the Warrants are listed on Nasdaq under the symbols “PBM” and “PBMWW,” respectively. As of June 18, 2025, the closing price of our Common Shares was $4.92 and our Warrants was $0.019.

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

Our authorized share capital consists of an unlimited number of Common Shares, each without par value. As of June 19, 2025, we have 713,232 issued and outstanding Common Shares.

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

Southern Star MSA

On May 21, 2025, Psyence Australia, a wholly-owned subsidiary of the Company, entered into a Master Services Agreement (the “MSA”) with Southern Star Research. Under the MSA, Southern Star Research will serve as the Company’s CRO for its Phase IIb clinical trial of PEX010 (psilocybin) in patients diagnosed with cancer who are experiencing adjustment disorder.

Pursuant to the MSA, Southern Star Research will provide comprehensive CRO services for the registrational Phase IIb study, including:

●	Trial Management & Oversight: Clinical monitoring, site initiation, site management and close-out activities.

●	Project Management: Development and maintenance of a detailed project plan, coordination of cross-functional teams and regular status reporting to Company senior management.

●	Data Management & Biostatistics: Design, build and maintenance of the electronic data capture (EDC) system; data cleaning, database lock and generation of interim and final statistical reports.

●	Regulatory & Ethics Support: Preparation of submissions to the Therapeutic Goods Administration (TGA) in Australia and local ethics committees; management of regulatory correspondence and amendments.

●	Pharmacovigilance & Safety Oversight: Collection, processing and reporting of adverse events, serious adverse events and safety follow-up as required under applicable regulations.

●	Patient Recruitment & Retention: Assistance with site selection, patient screening strategy and patient retention programs to ensure timely enrollment of the target 87 participants in the double-blind, placebo-controlled study.

●	Transitional Handover: Coordination with the Company’s prior CRO (iNGENū) to facilitate a seamless transition of all clinical deliverables, data, documentation and site-related activities.

The Company will pay Southern Star Research aggregate fees in accordance with the MSA Exhibit A to the MSA. Fees are structured as follows:

●	Payments: Payment terms consist of an upfront deposit, being a percentage of the total project costs, as well as monthly invoices in accordance with services delivered per the work order.

●	Expense Reimbursements: In addition to monthly invoices, Southern Star Research will be reimbursed for all reasonable out-of-pocket costs incurred in performing the services.

The MSA includes mutual representations and warranties customary for CRO engagements.

Material Contracts Relating to the Business Combination

Consummation of the Business Combination

On January 25, 2024, we consummated the transactions contemplated by the Business Combination Agreement, pursuant to which (i) PGI contributed Biomed II to the Company in a share for share exchange, (ii) following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC being the surviving company in the Merger, and each outstanding ordinary share of NCAC was converted into the right to receive one Common Share of the Company, and (iii) each outstanding warrant to purchase NCAC Class A Ordinary Shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Effective Time under their terms. The figures in this section are presented on a post-split basis.

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

The two First Tranche Notes, for an aggregate of $3,125,000, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with, and was contingent upon, the consummation of the Business Combination. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes, and is payable monthly in arrears in cash or in Common Shares (at the Conversion Price). The initial Conversion Price of the First Tranche Notes was $5,977.50; provided, however, that such Conversion Price is subject to certain adjustments according to the terms and reset dates included in the First Tranche Notes and may be reduced to a Conversion Floor of $597.75, until the First Reset Date (as such term is defined in the First Tranche Notes), then to $298.88 on the Second Reset Date (as such term is defined in the First Tranche Notes) (the “Conversion Floor”). The provisions relating to the reset dates are as follows: Downward adjustments in the conversion price occur on five reset dates. The First Reset Date occurs five days prior to the date on which the Registration statement of which this prospectus is a part is declared effective. The Second Reset Date occurs on April 25, 2024, which is the three-month anniversary of the closing of the Business Combination. The third reset date (the “Third Reset Date”) occurs on July 25, 2024, which is the six-month anniversary of the closing of the Business Combination. The fourth reset date (the “Fourth Reset Date”) occurs on October 25, 2024, which is the nine-month anniversary of the closing of the Business Combination. The fifth reset date (the “Fifth Reset Date” and collectively with the First Reset Date, the Second Reset Date, the Third Reset Date and the Fourth Reset Date, the “Reset Dates”) occurs on January 25, 2025, which is the 12-month anniversary of the closing of the Business Combination. On each of the Reset Dates, the conversion price of the First Tranche Notes will be reset to the lower of (i) the $5,977.50 initial conversion price of the First Tranche Notes and (ii) the average daily VWAP for the previous ten Trading Days prior to such applicable Reset Date, but in no event less than the Conversion Floor.

In addition to the downward adjustments made to the conversion price on each of the Reset Dates, the conversion price of the First Tranche Notes will also be adjusted in connection with the conversion of the First Tranche Notes, or the determination of the payment of interest in Common Shares, upon a conversion or a payment of interest, at any time after the date of the closing of the Business Combination and prior to the First Reset Date, in the event that at such date the Investors have not recouped at least an aggregate of $5,000,000 of their investments, to the lower of (i) $5,977.50 and (ii) the lowest daily VWAP of the Common Shares, during the period from the date of the closing of the Business Combination until the earlier of (a) the date of conversion or payment of interest or (b) the First Reset Date.

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

The Second Tranche Notes are substantially the same as the First Tranche Notes, except that the first and second reset dates have been removed, as these applicable dates have passed. Interest on the Subsequent Second Tranche Notes accrues at 8.0% per annum, based on the outstanding principal amount of the Subsequent Second Tranche Notes, and is payable monthly in arrears in cash or in the Common Shares (at the applicable conversion price).

The initial conversion price for the Second Tranche Notes is the lowest daily VWAP during the period commencing on January 25, 2024 until the earlier of (i) the date of conversion of the Second Tranche Notes and (ii) the date on which the registration statement for the shares underlying the First Tranche Note is declared effective (or May 14, 2024) and is subject to reset on July 25, 2024, October 25, 2024, January 25, 2025 in respect of the Initial Second Tranche Note and the First Subsequent Second Tranche Note and July 25, 2024, October 25, 2024, January 25, 2025, July 25, 2025, October 25, 2025 in respect of the Second Subsequent Second Tranche Note, at which time the conversion price will be reset to the lower of (i) the initial conversion price and (ii) the average daily VWAP for the previous ten (10) trading days prior to such reset. The current conversion price floor for the Second Tranche Notes is $224.22.

Providing any financing with respect to the Third Tranche Notes and the Fourth Tranche Notes is at the sole discretion of the Investors. With respect to any financing relating to the Third Tranche Notes, the Investors may issue a commitment letter to the Company on or before the 30th day following the last funding of the Second Tranche Financing, assuming that the Second Tranche Financing has been provided. With respect to the Fourth Tranche Notes, the Investors may issue a commitment letter to the Company on or before the 90th day after the last funding of the Second Tranche Financing, assuming that the Second Tranche Financing is provided. The Third Tranche Notes would be in an aggregate principal amount of $3,125,000 and would be delivered in exchange for an additional $2,500,000 in financing. This would be the same for the Fourth Tranche Notes. Additionally, in consideration of the willingness of the Investors to enter into the transactions that are the subject of the Securities Purchase Agreement and the Notes, including providing the financing, Psyence Biomedical agreed that it or certain of its shareholders would pay the Investors a structuring fee by delivering to the Investors an aggregate of 5,019 Structuring Shares. At the initial closing of the financing under the terms of the Securities Purchase Agreement, and concurrent with the closing of the Business Combination, 2,175 of the Structuring Shares were delivered to the Investors. The remaining 2,844 Structuring Shares are subject to the terms of Call Option Agreements, by and among the Investors and certain members of the Sponsor, pursuant to which such Common Shares are deliverable to the Investors no later than two business days after requested by the Investors; provided that no amounts shall be requested at any time that the Investors own in excess of 9.9% of the Company. Pursuant to the provisions of the Call Option Agreements, the Investors have been granted the option to require Tabula and Launchpad to each sell to the Investors such remaining 2,844 Structuring Shares they own at a price of $0.06 per Common Share. The number of Common Shares which the Investors may purchase pursuant to the terms of the Call Option Agreements are subject to adjustments for share dividends and split ups. As of the date of this prospectus, the Investors have purchased all of the 2,844 Structuring Shares.

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

In connection with the foregoing, on January 25, 2024, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file a registration statement covering the resale of the Common Shares issuable upon conversion of the First Tranche Notes (the “Initial Resale Registration Statement”) and any additional registration statements required to be filed to register the resale of the Common Shares issuable upon any of the other Notes, as applicable, and to use its best efforts to have the Initial Resale Registration Statement and such registration statement(s), as applicable, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement for such applicable registration statement). The Registration Rights Agreement contains certain penalty provisions, subject to certain conditions and cure periods, for the Company failing to (i) file a registration statement by certain deadlines set forth in the Registration Rights Agreement, (ii) cause a registration statement to be declared effective by certain deadlines set forth in the Registration Rights Agreement, (iii) maintain certain circumstances and conditions allowing the resale of certain securities or (iv) satisfy the requirements of Rule 144(c)(1) under the Exchange Act if a registration statement is not effective. The Registration Rights Agreement also provides the Investors with customary piggyback registration rights under certain circumstances.

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

The foregoing descriptions of the Securities Purchase Agreement, the Guaranty, the Registration Rights Agreement, the General Security Agreement, the Lock-Up Agreement and the Note are qualified in their entirety by the full text of such agreements (or their forms), which are incorporated by reference as Exhibit 2.3, Exhibit 10.1, Exhibit 10.12, Exhibit 10.13, Exhibit 10.14 and Exhibit 10.15 to the registration statement of which this prospectus is a part, respectively, and are incorporated herein by reference. Furthermore, as described above under “Addendum to Securities Purchase Agreement,” certain provisions of such agreements were amended.

Amendment to CCM Engagement Letter

On January 25, 2024, NCAC and CCM entered into an amendment to engagement letter (the “CCM Amendment”), which amended that certain Engagement Letter dated as of February 9, 2023, by and among NCAC and CCM (the “Initial Engagement Letter”). Pursuant to the CCM Amendment, NCAC agreed to pay CCM a revised transaction fee, in lieu of (i) $982,500 owed to CCM as deferred underwriting commission and (ii) fees outstanding under the Initial Engagement Letter, in connection with the Business Combination in an amount equal to 251 CCM Fee Shares, plus reimbursable expenses incurred as of the Closing Date, which was paid from NCAC’s trust account at the Closing of the Business Combination.

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

The foregoing description of the CCM Amendment is qualified in its entirety by the full text of the CCM Amendment, which is incorporated by reference as Exhibit 10.9 to the registration statement of which this prospectus is a part, and is incorporated herein by reference.

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

On January 25, 2024, NCAC and Cantor, in consideration of redemption levels by NCAC public shareholders, among other factors, entered into that certain fee modification agreement (the “Cantor Fee Modification Agreement”), pursuant to which, among other things, Cantor agreed to accept, in lieu of payment of the Cantor Deferred Fee in cash at the Closing, an aggregate of 251 Cantor Fee Shares, payable and delivered, at Closing at an effective price of $5,977.50 resulting from a waiver of a portion of the Cantor Deferred Fee.

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

The foregoing description of the Cantor Fee Modification Agreement is qualified in its entirety by the full text of the Cantor Fee Modification Agreement, which is incorporated by reference as Exhibit 10.10 to the registration statement of which this prospectus is a part, and is incorporated herein by reference.

MWE Fee Agreement

On January 25, 2024, NCAC and MWE entered into that certain fee agreement (the “MWE Fee Agreement”). Pursuant to the MWE Fee Agreement, NCAC agreed to pay MWE a fee (the “MWE Amended Fee”) for the legal services provided by MWE to NCAC, in lieu of outstanding legal fees due to MWE. The MWE Fee Agreement provides that the MWE Amended Fee is comprised of (i) $100,000 due upon the Closing, (ii) an additional $100,000, payable on or prior to the 90th day after the Closing and (iii) 209 MWE Fee Shares, payable and delivered, at Closing.

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

EGS Fee Modification Agreement

On January 26, 2024, the Company and EGS entered into that certain fee modification agreement (the “EGS Fee Modification Agreement”), pursuant to which the Company paid to EGS, for services provided prior to the Closing, (i) $50,000 upon the Closing, (ii) $50,000 payable to EGS within ninety (90) days following the Closing, and (iii)  167 Common Shares, which were issued promptly following the date upon which the SEC declared the Initial Registration Statement effective (the “Issuance Date”). Additionally, the Company paid EGS (i) $25,000 in connection with the filing of the Initial Registration Statement and (ii) 84 Common Shares, to be issued upon the Issuance Date.

Amendments to RNA Engagement Letter

On January 25, 2024, NCAC and RNA Advisors, LLC, entered into that certain amendment to engagement letter (the “RNA Amendment”), which amended that certain Engagement Letter dated as of February 2, 2023, by and among NCAC and RNA. Pursuant to the RNA Amendment, NCAC agreed to pay RNA a revised transaction fee (the “RNA Amended Fee”) in connection with the Business Combination, comprised of (i) $25,000 due upon the Closing, (ii) an additional $25,000, payable on or prior to the 90th day after the Closing and (iii) 35 RNA Fee Shares, payable and delivered, at Closing.

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

Amendments to Maxim Engagement Letter

On January 25, 2024, NCAC and Maxim entered into that certain amendment to engagement letter (the “Maxim Amendment”), which amended that certain Engagement Letter dated as of April 28, 2023, by and among PGI and Maxim. Pursuant to the Maxim Amendment, PGI agreed to pay Maxim a revised transaction fee in connection with the Business Combination in an amount equal to 251 Maxim Fee Shares.

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

The foregoing description of the Maxim Amendment is qualified in its entirety by the full text of the Maxim Amendment, which is filed as Exhibit 10.11 to the registration statement of which this prospectus is a part, and is incorporated herein by reference.

Lock-Ups

In connection with the Closing, the following parties are subject to lock-ups as set forth below: the Sponsor, MWE, NCAC, J.V.B., Cantor, Maxim, EGS and RNA (each, a “Lock-Up Party”) entered into lock-up arrangements which are substantially identical to each other, pursuant to which the applicable Lock-Up Party agreed not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) one hundred eighty (180) days after the Closing; provided, however, that in the event that the Investors delay investment of the Subscription Amounts (as defined in the Securities Purchase Agreement) with respect to the Second Tranche Note (as defined in the Securities Purchase Agreement) due to the occurrence of an event outlined in Section 2.1(b) of the Securities Purchase Agreement, such period shall be extended by 60 days or such earlier date as the deficiency is resolved, and (y) subsequent to the Closing, the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange the Common Shares for cash, securities or other property, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares issued or issuable to the applicable Lock-Up Party pursuant to their respective agreements (“Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The lock-up provisions provide for certain exemptions for transfers to permitted transferees.

Warrant Exchange

On May 16, 2024, Psyence entered into a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with an unaffiliated third-party investor (the “Holder”) of Public Warrants. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 1,104 Common Shares (the “Exchange Shares”) in exchange for the surrender and cancellation of 1,104 Public Warrants held by the Holder (the “Holder’s Warrants”) (such transactions, collectively, the “Exchange”).

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

This portion of the summary is not applicable to a Canadian Resident Holder (i) that is a “specified financial institution”, (ii) an interest in which is, or for whom the Securities would be, a “tax shelter investment”, (iii) that is a “financial institution” for purposes of the “mark-to-market” rules in the Canada Tax Act, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that is a corporation resident in Canada that is, becomes, or does not deal at arm’s length for purposes of the Canada Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident person (or a group of such persons not dealing with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canada Tax Act.

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

B. Warrants and Rights

Warrants

Public Warrants

Each the Public Warrant shall entitle the registered holder thereof to purchase one whole Common Share at a price of $6,874.13 per share, subject to adjustment as discussed below, at any time commencing on February 24, 2024 and will expire on January 25, 2029, at 5:00 p.m., New York City time.

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

Once the warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of US$0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of Common Shares equals or exceeds US$10,759.50 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of Common Shares may fall below the US$10,759.50 redemption trigger price as well as the US$6,874.13 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” This redemption feature may differ from the warrant redemption features used by other blank check companies. In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Common Shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. As an example, if we elect to call the warrants for redemption on a “cashless basis” in accordance with the redemption criteria described above and the “fair market value” is determined to be US$10,759.50 per share, then a holder of warrants for the purchase of 100 shares of our Common Shares would receive 36 shares of our Common Shares upon such exercise. The “fair market value” for these purposes may be higher or lower than the US$10,759.500 redemption trigger price and will only be determinable when we elect to send a notice of redemption to holders of the warrants. If a holder does not exercise his or her warrants within the redemption period, then he or she will be forced to accept the nominal redemption price of US$0.01 per warrant which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants. If we call our warrants for redemption and our Private Warrants and their permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

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

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

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

Private Warrants

The Private Warrants were assumed by the Company upon the consummation of the Business Combination, and after the Business Combination, each warrant is exercisable for one Common Share and will expire on January 25, 2029, at 5:00 p.m., New York City time.

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

Investor Private Warrants

On January 15, 2024, the Company issued warrants in connection with the SPA Addendum. The holders of such warrants are entitled to purchase Common Shares for cash at an exercise price of $298.88 per Warrant Share, subject to adjustment. Such warrants are exercisable at any time from the issuance date to the date that is the two year anniversary of the issuance date. Adjustments may occur if the company undergoes share dividends, splits, or fundamental transactions. The warrant can be exercised in part, and no fractional shares will be issued. Additionally, there are beneficial ownership limitations and provisions for buy-in compensation in case of a failure to deliver shares. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. The foregoing description of the such warrants is qualified in its entirety by the full text of the warrants, which is attached as Exhibit 4.3 to this registration statement of which this prospectus is a part, and is incorporated herein by reference.

Series A Warrants

On December 27, 2024, in connection with the closing of the PIPE Transaction, the Company issued the Series A Warrants to purchase up to 125,471 Common Shares at an exercise price of $15.94 per share to certain of the Selling Securityholders. Such warrants are exercisable at any time from the issuance date to the date that is the five year anniversary of the issuance date. Adjustments may occur if the Company undergoes share dividends, splits, or fundamental transactions. The warrant can be exercised in part, and no fractional shares will be issued. Additionally, there are beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of shares of outstanding Common Stock. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. If holders of the warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

The foregoing description of the Series A Warrants is qualified in its entirety by the full text of the warrants, which is attached as Exhibit 4.5 to this registration statement of which this prospectus is a part, and is incorporated herein by reference.

Series B Warrants

On December 27, 2024, in connection with the closing of the PIPE Transaction, the Company issued the Series B Warrants to purchase up to 125,471 Common Shares at an exercise price of $15.94 per share to certain of the Selling Securityholders. Such warrants are exercisable at any time from the issuance date to the date that is the two year anniversary of the issuance date. Adjustments may occur if the Company undergoes share dividends, splits, or fundamental transactions. The warrant can be exercised in part, and no fractional shares will be issued. Additionally, there are beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of shares of outstanding Common Stock. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. If holders of the warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

The foregoing description of the Series B Warrants is qualified in its entirety by the full text of the warrants, which is attached as Exhibit 4.6 to this registration statement of which this prospectus is a part, and is incorporated herein by reference.

Placement Agent Warrants

On December 27, 2024, in connection with the closing of the PIPE Transaction, the Company issued the Placement Agent Warrants to purchase up to 9,409 Common Shares at an exercise price of $19.93 per share to the Placement Agent or its designees. Such warrants are exercisable at any time from the issuance date to the date that is the five year anniversary of the issuance date. Adjustments may occur if the company undergoes share dividends, splits, or fundamental transactions. The warrant can be exercised in part, and no fractional shares will be issued. Additionally, there are beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of shares of outstanding Common Stock. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. If holders of the warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

The foregoing description of the Placement Agent Warrants is qualified in its entirety by the full text of the warrants, which is attached as Exhibit 4.7 to this registration statement of which this prospectus is a part, and is incorporated herein by reference.

Pre-Funded Warrants

On December 27, 2024, in connection with the closing of the PIPE Transaction, the Company issued Pre-Funded Warrants to purchase up to 77,792 Common Shares at an exercise price of $0.000797 per share to certain of the Selling Securityholders. Such warrants are exercisable at any time from the issuance date. Adjustments may occur if the company undergoes share dividends, splits, or fundamental transactions. The warrant can be exercised in part, and no fractional shares will be issued. Additionally, there are beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of shares of outstanding Common Stock. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. If holders of the warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

The foregoing description of the Pre-Funded Warrants is qualified in its entirety by the full text of the warrants, which is attached as Exhibit 4.4 to this registration statement of which this prospectus is a part, and is incorporated herein by reference.

C. Other Securities

Not Applicable.

D. American Depository Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15. CONTROLS AND PROCEDURES

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

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows.

	March 31, 2025	March 31, 2024
Audit fees	$152,253	$203,567
Audit-related fees	$-	$—
Tax fees	$-	$—
All other fees	$-	$—
Total	$152,253	$203,567

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The information set forth in Item 6B above under the caption “Corporate Governance Practices and Foreign Private Issuer Status” is incorporated herein by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

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

ITEM 16K. CYBERSECURITY

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited carve-out consolidated financial statements as at March 31, 2024 and audited consolidated financial statements as at March 31, 2025.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1#	Amended and Restated Business Combination Agreement, dated as of July 31, 2023, by and among Newcourt Acquisition Corp, Newcourt SPAC Sponsor LLC, Psyence Group Inc., Psyence Biomedical Ltd., Psyence (Cayman) Merger Sub, Psyence Biomed Corp. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
2.2	First Amendment to the Amended and Restated Business Combination Agreement, dated as of November 9, 2023, by and among Newcourt Acquisition Corp, Newcourt SPAC Sponsor LLC, Psyence Group Inc., Psyence Biomedical Ltd., Psyence (Cayman) Merger Sub, Psyence Biomed Corp. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
2.3#	Securities Purchase Agreement, dated as of January 15, 2024, by and among Psyence Biomedical Ltd., Psyence Biomed II Corp. and the investors party thereto (incorporated by reference to Exhibit 10.1 to Newcourt Acquisition Corp’s Form 8-K (File No. 001-40929) filed with the SEC on January 16, 2024).
2.4	Description of Registered Securities (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on July 29, 2024).
3.1	Certificate of Incorporation of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
3.2	Amended and Restated Bylaws of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.1	Specimen Share Certificate of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) (File No. 333-273553) filed with the SEC on November 13, 2023).
4.2	Specimen Warrant Certificate of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) (File No. 333-273553) filed with the SEC on November 13, 2023).
4.3	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-282468) filed with the SEC on October 2, 2024).
4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
4.5	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
4.6	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
4.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
10.1	Form of Guaranty (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.3	Sponsor Support Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.4	PGI Support Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.5†	Psyence Biomedical Ltd. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 25, 2025).
10.6†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.7#	Research IP Agreement, by and between Psyence and Filament (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.8#	Commercial IP Term Sheet, by and between Psyence and Filament (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.9	Amendment to Engagement Letter, dated as of January 25, 2024, by and between J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

10.10	Fee Modification Agreement, dated as of January 25, 2024, by and between Cantor Fitzgerald & Co. and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.11	Amendment to Engagement Letter, dated as of January 25, 2024, by and between Maxim Group LLC and Psyence Group Inc. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.12	Form of Registration Rights Agreement, dated as of January 25, 2024, by and among Psyence Biomedical Ltd. and the investors party thereto (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.13	Form of General Security Agreement, executed by Psyence Biomedical Ltd. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.14	Form of Lock-Up Agreement, dated as of January 25, 2024, by and among Psyence Biomedical, Newcourt Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.15	Form of Senior Secured Convertible Note, dated as of January 25, 2024, issued by Psyence Biomedical Ltd. to the Investors (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.16	Promissory Note, dated January 25, 2024, issued by Newcourt Acquisition Corp to Newcourt SPAC Sponsor LLC (incorporated by reference to Exhibit 10.3 to Newcourt Acquisition Corp’s Form 8-K (File No. 001-40929) filed with the SEC on January 31, 2024).
10.17	Form of Call Option Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Amendment No.3 to Registration Statement on Form F-1/A filed on May 10, 2024).
10.18	Warrant Exchange Agreement (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on July 29, 2024).
10.19	First Addendum to the License Agreement and Commercial Term Sheet, dated as of July 22, 2024, by and among the Company, Psyence Group Inc. and Filament Health Corp (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed with the SEC on July 24, 2024).
10.20	Common Stock Purchase Agreement, dated July 25, 2024, by and between the Company and White Lion (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on July 31, 2024).
10.21	Registration Rights Agreement, dated July 25, 2024, by and between the Company and White Lion (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on July 31, 2024).
10.22	First Addendum to the Securities Purchase Agreement and Senior Secured Convertible Notes (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F - 1 (File No. 333 - 281644) filed with the SEC on August 19, 2024).
10.23	License Agreement, dated September 3, 2024, by and between the Company and Psyence UK Group Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 5, 2024).
10.24	Share Purchase and Sale Agreement, dated September 17, 2024, by and between the Company and Psyence Group Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 20, 2024).
10.25	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Newcourt SPAC Sponsor, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.26	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Psyence Group. Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.27	First Addendum to Share Purchase and Sale Agreement, dated as of September 27, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence Labs Ltd (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.28	Termination Agreement, by and between the Company and the Signatories thereto, dated November 21, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on November 22, 2024).
10.29	First Addendum to Debt-for-Equity Swap Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd and Newcourt SPAC Sponsor, LLC and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed with the SEC on December 4, 2024).

10.30	First Addendum to Debt-for-Equity Swap Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd and Psyence Group, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed with the SEC on December 4, 2024).
10.31	Second Addendum to Share Purchase and Sale Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd., Psyence Group, Inc., and Psyence Labs Ltd. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 6-K filed with the SEC on December 4, 2024).
10.32	IP and Mutual Exclusivity Agreement, dated December 5, 2024, between the Company and Optimi Health Corp. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 19, 2024).
10.33	Quality Agreement, dated December 5, 2024 between the Company, Psyence Australia PTY Ltd., and Optimi Labs Inc. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on December 19, 2024).
10.34	Supply of Goods Agreement, dated December 5, 2024, between the Company and Optimi Health Corp. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed with the SEC on December 19, 2024).
10.35	Form of Securities Purchase Agreement, dated December 23, 2024, by and among Psyence Biomedical Ltd. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
10.36	Form of Registration Rights Agreement, dated December 23, 2024, by and among Psyence Biomedical Ltd. and the Holders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
10.37	Letter Agreement between the Company and H.C. Wainwright & Co., LLC, dated July 25, 2024 (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form F-1 (File No. 333-284444) filed with the SEC on January 24, 2025).
10.38	Amendment and Extension to the Letter Agreement between the Company and H.C. Wainwright & Co., LLC, dated December 9, 2024 (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form F-1 (File No. 333-284444) filed with the SEC on January 24, 2025).
10.39	At the Market Offering Agreement between the Company and H.C. Wainwright & Co., LLC, dated March 4, 2025 (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form F-3 filed with the SEC on March 4, 2025 (File No. 333-285542)
10.40#^	Exit Deed between Psyence Australia Pty Ltd. And iNGENu CRO Pty Ltd., dated April 3, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on April 11, 2025).
10.41#^	Master Services Agreement between Psyence Australia Pty Ltd and Southern Star Research Pty Ltd, dated May 17, 2025 (incorporated by reference herein to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 11, 2025).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on July 29, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed with the SEC on July 29, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer
21.1	List of Subsidiaries of Psyence (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333 - 276973) filed with the SEC on February 9, 2024).
23.1*	Consent of MNP LLP
97.1*	Compensation Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

#	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

†	Indicates a management contract or compensation plan.

*	Filed herewith.

**	Furnished herewith

^	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Dated: June 25, 2025	PSYENCE BIOMEDICAL LTD.

	By:	/s/ Neil Maresky
	Name:	Neil Maresky
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for Psyence Biomedical Ltd. as of and for the Years ended March 31, 2024 and 2023

Page
Independent Auditor’s Report (PCAOB ID: 1930)	F-4
Consolidated Statements of Financial Position as at March 31, 2025 and March 31, 2024	F-5
Consolidated Statements of Net Income/(Loss) and Comprehensive Income/(Loss) for the fiscal years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-6
Consolidated Statements of Changes in Shareholder Equity (Deficit) for the fiscal years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-7
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2025, March 31, 2024 and March 31, 2023	F-8
Notes to the Consolidated Financial Statements	F-9

Psyence Biomedical Ltd.

Consolidated Financial Statements

For the years ended March 31, 2025, 2024 and 2023

Expressed in United States Dollars

(USD $)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards. These consolidated financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, MNP LLP, are appointed by the audit committee to conduct an audit and their report follows.

“Dr. Neil Maresky”
Chief Executive Officer

Toronto, Canada

June 25, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Psyence Biomedical Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Psyence Biomedical Ltd. (the “Company”) as at March 31, 2025 and 2024, and the related consolidated statements of net income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

Chartered Professional Accountants
Licensed Public Accountants

June 25, 2025

Toronto, Canada

We have served as the Company’s auditor since 2023.

MNP LLP 1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Consolidated Statements of Financial Position

As at March 31, 2025 and March 31, 2024

USD $	Note	As at March 31, 2025	As at March 31, 2024

ASSETS
Current assets
Cash and cash equivalents	6	6,135,166	733,188
Restricted cash	6	35,964	29,611
Other receivables		137,348	41,747
Prepaid expense		251,796	322,126
Total current assets		6,560,274	1,126,672
Non-current assets
Equipment	7	11,096	5,487
Investment in Psyence Labs Ltd	13	745,000	-
TOTAL ASSETS		7,316,370	1,132,159
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	394,270	755,202
Convertible note liability	9	-	7,657,397
Derivative warrant liabilities	10	200,096	901,608
Due to NCAC Sponsor	11	-	1,474,256
Due to Psyence Group Inc	11	-	1,316,236
TOTAL LIABILITIES		594,366	12,104,699
SHAREHOLDERS EQUITY/(DEFICIT)
Share Capital	15	61,752,305	46,125,397
Warrants Reserve	9,14	1,065,705	-
Accumulated Deficit		(56,447,204)	(57,458,994)
Reserves		351,198	361,057
TOTAL SHAREHOLDERS EQUITY/(DEFICIT)		6,722,004	(10,972,540)
TOTAL LIABILITIES AND NET EQUITY		7,316,370	1,132,159

Nature of operations (note 1)

Subsequent events (note 19)

Approved on behalf of Board of Directors

“Dr. Neil Maresky”	“Jody Aufrichtig”
Chief Executive Officer and Director	Executive Chairman and Director

The accompanying notes are an integral part of the Consolidated Financial Statements

Consolidated Statements of Net Income/(Loss) and Comprehensive Income/(Loss)

For the years ended March 31, 2025, 2024 and 2023

USD $	Note	2025	2024	2023 (Carve-out) (Restated Note 3)

Expenses
Sales and marketing		483,530	80,603	7,029
Research and development		342,168	954,593	1,608,895
General and administrative		1,209,847	557,904	366,435
Professional and consulting fees		1,623,209	1,158,484	1,252,510
Loss before other items		(3,658,754)	(2,751,584)	(3,234,869)
Other items
Other income	16	-	879,344	-
Depreciation	7	(4,268)	(240)	-
Interest income		95,787	2,134	1,554
Interest expense	16	(9,270)	(52,941)	-
Foreign exchange (loss)/gain		(7,317)	(2,695)	26,912
Listing expense	5	-	(41,481,605)	-
Transaction expense	5	-	(2,461,025)	-
Gain on debt settlement	15	-	281,500	-
Fair value gain/(loss) on convertible note	9	3,357,628	(5,157,397)	-
Fair value gain/(loss) on warrant liability	10	694,516	(306,250)	-
Fair value gain/(loss) on promissory notes	11	705,565	(108,288)	-
Fair value loss on warrant exchange	10	(185,064)	-	-
Fair value gain on investment in Psyence Labs Ltd	13	22,967	-	-
NET INCOME/(LOSS)		1,011,790	(51,159,048)	(3,206,403)
Other comprehensive income/(loss)
Foreign exchange gain/(loss) on translation		(9,859)	3,715	(89,828)
Other comprehensive income		-	191,982	-
TOTAL COMPREHENSIVE INCOME/(LOSS)		1,001,931	(50,963,351)	(3,296,231)
Income/(Loss) per share - basic and diluted		5.24	(4,674.25)	(394.06)
Weighted average number of outstanding shares - basic and diluted		193,043	10,903	8,365

The accompanying notes are an integral part of the Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity/(Deficit)

For the years ended March 31, 2025, 2024 and 2023

USD $	Note	Number of shares	Share capital	Warrants Reserve	Reserves	Accumulated Deficit	Total shareholders’ equity (deficit)

Opening balance as at April 1, 2022 Restated (Note 3)		-	4,537,055	-	255,188	(3,093,543)	1,698,700
Psyence Group Inc contribution		-	1,397,086	-	-	-	1,397,086
Net loss for the year		-	-	-	-	(3,206,403)	(3,206,403)
Other comprehensive loss		-	-	-	(89,828)	-	(89,828)
Balance, March 31, 2023 Restated (Note 3)		-	5,934,141		165,360	(6,299,946)	(200,445)

Opening balance as at April 1, 2023		-	5,934,141	-	165,360	(6,299,946)	(200,445)
Issuance of shares to Psyence Group Inc	15	8,365	-	-	-	-	-
Issuance of shares to NCAC shareholders	5	13,040	37,336,416	-	-	-	37,336,416
Issuance of shares for debt settlement	15	251	718,500	-	-	-	718,500
Issuance of shares to third party advisors	15	746	2,136,340	-	-	-	2,136,340
Net loss for the year		-	-	-	-	(51,159,048)	(51,159,048)
Other comprehensive income		-	-	-	195,697	-	195,697
Balance, March 31, 2024		22,402	46,125,397	-	361,057	(57,458,994)	(10,972,540)

Opening balance as at April 1, 2024		22,402	46,125,397	-	361,057	(57,458,994)	(10,972,540)
Issuance of shares to third party advisors	15	586	241,379	-	-	-	241,379
Issuance of shares for convertible note	9	38,156	4,617,286	-	-	-	4,617,286
Issuance of warrants	9	-	-	682,482	-	-	682,482
Issuance of shares for ELOC, net of issuance costs	12	222,292	6,410,395	-	-	-	6,410,395
Issuance of shares for warrant exchange	10	1,104	192,060	-	-	-	192,060
Issuance of shares for promissory notes	11	99,540	2,084,927	-	-	-	2,084,927
Issuance of shares for Psyence Labs Ltd shares	13	35,594	722,033	-	-	-	722,033
Issuance of units for PIPE financing, net of issuance costs	14	47,679	273,179	1,468,872	-	-	1,742,051
Issuance of shares for warrant conversion	9,14	100,668	1,085,649	(1,085,649)	-	-	-
Net profit for the year		-	-	-	-	1,011,790	1,011,790
Other comprehensive loss		-	-	-	(9,859)	-	(9,859)
Balance, March 31, 2025		568,021	61,752,305	1,065,705	351,198	(56,447,204)	6,722,004

The accompanying notes are an integral part of the Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended March 31, 2025, March 31, 2024 and March 31, 2023

	Note	2025	2024	2023 (Carve-out) (Restated Note 3)
Net profit/(loss)		1,011,790	(51,159,048)	(3,206,403)
Non-cash adjustment:
Fair value (gain)/loss on convertible note	9	(3,357,628)	5,157,397	-
Fair value (gain)/loss on warrant liability	10	(694,516)	306,250	-
Fair value (gain)/loss on promissory notes	11	(705,565)	300,270	-
Fair value loss on warrant exchange	10	185,064	-	-
Fair value gain on Psyence Labs Ltd	13	(22,967)	-	-
Gain on debt settlement	15	-	(281,500)	-
Share based compensation	16	-	317,882	221,287
Third party advisors share issuance	15	241,379	-	-
Depreciation	7	4,268	240	-
Foreign exchange		(9,860)	3,660	(84,499)
Listing expense	5	-	41,481,605	-
Transaction expenses	5	-	2,100,830	-

Changes in working capital:
Other receivables		(95,601)	107,622	(109,858)
Prepaids		70,330	(245,075)	(71,665)
Accounts payable and accrued liabilities	8	(360,932)	(1,035,498)	1,659,058
Cash used in operating activities		(3,734,238)	(2,945,365)	(1,592,080)

Additions to equipment	7	(9,877)	(5,727)	-
Increase in restricted cash	6	(6,353)	-	-
Cash used for investing activities		(16,230)	(5,727)	-

Proceeds received from convertible note	9	1,000,000	2,500,000	-
Payment of promissory note	11	-	(150,000)	-
Proceeds received from Psyence Group Inc		-	-	1,172,923
Net proceeds received from ELOC	12	6,410,395	-	-
Net proceeds received for unit issuances	14	1,742,051	-	-
Cash provided from financing activities		9,152,446	2,350,000	1,172,923

Change in cash and cash equivalents		5,401,978	(601,092)	(419,157)
Cash and cash equivalents, beginning of year		733,188	1,334,280	1,753,437
Cash and cash equivalents, end of year		6,135,166	733,188	1,334,280

The accompanying notes are an integral part of the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing psychedelic therapeutics to treat mental health disorders. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

On November 26, 2024, the Company consolidated its common shares and warrants on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1. All prior share capital information has been presented based on these ratios.

Business Combination Agreement and NASDAQ listing

On January 9, 2023 Psyence Group Inc. (“PGI” or “Psyence Group”) entered into a definitive business combination agreement, as amended (the “Business Combination Agreement” or “BCA”) with Newcourt Acquisition Corp. (NASDAQ: NCAC), a special purpose acquisition company (“SPAC”). The agreement aimed to create a public company leveraging natural psilocybin for palliative care treatment. PGI is a listed Canadian company that contributed its clinical trial activities to the Company as described below.

The transaction concluded on January 25, 2024, with PBM's listing on NASDAQ. This transaction involved PBM acquiring the SPAC through a merger, thereby making the SPAC a wholly-owned subsidiary of PBM.

Transaction Overview:

On January 25, 2024 (the “Closing Date”), the Company, a corporation organized under the laws of Ontario, Canada, completed the previously announced business combination (the “RTO Transaction”) as per the BCA (Note 5). The parties involved in the BCA included:

-	Psyence Group Inc.

-	Newcourt Acquisition Corp., a Cayman Islands exempted company (“NCAC”).

-	Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“NCAC Sponsor”).

-	Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Psyence Group.

-	Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”).

-	Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence Biomed II”).

-	Psyence Australia (Pty) Ltd (“Psyence Australia”)

Key Transactions (collectively, the “Business Combination”):

Formation of Subsidiaries: Prior to the Closing Date, PGI formed three wholly owned subsidiaries: Psyence Biomed II, Psyence Australia and PBM.

Amalgamation: Prior to the Closing Date, PGI amalgamated with the Original Target. Consequently, PGI transferred shares of Psyence Australia and related business assets previously owned by the Original Target to Psyence Biomed II.

Share Exchange: PGI contributed Psyence Biomed II to PBM in a share-for-share exchange (the “Company Exchange”).

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

These Consolidated Financial Statements provide historical financial information of PBM, reflecting PBM as if it had been historically operating the Clinical Trials conducted by PGI prior to the Closing Date. The Financial Statements are carve-out statements up to January 25, 2024, the date of listing of PBM.

2. Basis of presentation

Statement of compliance

The Consolidated Financial Statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IFRS”) on a going concern basis.

The Consolidated Financial Statements were authorized for issue on June 25, 2025 by the directors of the Company.

The Consolidated Financial Statements up until January 25, 2024 were presented on a carve out basis (“Carve-out Financial Statements”).

The Consolidated Financial Statements have been prepared on a carve-out basis from the PGI consolidated financial statements for the purpose of presenting the historical financial performance and cash flows of the Company on a stand-alone basis. The accounting policies applied in the Carve-out Financial Statements are, to the extent applicable, consistent with accounting policies applied in the PGI consolidated financial statements, and as a result, reflect the carrying amounts that are included in PGI’s consolidated financial statements.

In determining the perimeter of the Carve-out Financial Statements, the activities related to the Company’s clinical trials were considered to include the operations of Psyence Biomed Corp. and Psyence Australia (Pty) Ltd carried out through PGI directly as well as through legal entities of PGI as detailed above.

In the Carve-out Financial Statements, all intercompany balances and transactions have been eliminated. The transactions and balances with the remaining PGI operations that are not part of these Carve-out Financial Statements have not been eliminated.

The Carve-out Financial Statements present the expenses and cash flows attributable to the clinical trial activities from April 1, 2022 to the Closing Date, and include allocations of certain transactions and balances.

The Company believes the allocation assumptions applied in the Carve-out Financial Statements to be a reasonable reflection of the utilization of services provided by PGI. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial performance or cash flows that would have been reported if the Company operated on its own or as an entity independent from PGI during the periods presented.

The Company believes the basis of preparation described above results in the Carve-out Financial Statements reflects costs associated with the functions that would be necessary to operate independently.

Basis of consolidation

These Consolidated Financial Statements incorporate the accounts of the Company and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

The subsidiaries of the Company have been consolidated commencing the Closing Date and on March 31, 2025 for the purpose of these Consolidated Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

The financial results of subsidiaries up to January 25, 2024 were presented on a carve out basis.

Basis of measurement

These Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”).

Functional and presentation currency

These Consolidated Financial Statements are presented in United States Dollars (“USD $”), which is also the Company’s functional currency. The Company’s functional currency before the Closing Date was Canadian Dollars.

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

Summary of the Company’s classification and measurements of financial assets and liabilities:

Financial Assets and Liabilities	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Investment in Psyence Labs Ltd	FVTPL	Fair value
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative warrant liability	FVTPL	Fair value
Convertible note liability	FVTPL	Fair value
Due to NCAC Sponsor	FVTPL	Fair value
Due to Psyence Group Inc	FVTPL	Fair value

Classification

The Company classifies its financial assets in the following measurement categories: i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); ii) those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in net loss or other comprehensive income (loss).

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

Change in accounting policy

Pursuant to completion of the Business Combination Agreement and NASDAQ listing as explained in Note 1, on January 25, 2024, the Company decided to change the presentation currency of its consolidated financial statements from Canadian Dollars to United States Dollars.

The Board of Directors believe that US Dollar financial reporting provides more relevant presentation of the Company’s financial position, funding and treasury functions, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN $ to USD $.

The average and closing rates used in translating the historical financial information from CDN $ to USD $ for the various periods were as follows:

The closing rate used as at March 31, 2024 was $0.7380, as at March 31, 2023 was $0.7389 and as at March 31, 2022 was $0.8003.

The average rate used for the year ended March 31, 2024 was $0.7415. and for the year ended March 31, 2023 was $0.7559.

The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:

Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
EQUITY
Net equity	(271,275)	70,830	(200,445)
NET DEFICIT	(271,275)	70,830	(200,445)

Change in presentation currency	March 31, 2022 Reported CAD $	Foreign Currency Translation	March 31, 2022 Restated USD $
EQUITY
Net equity	2,122,696	(423,996)	1,698,700
NET DEFICIT	2,122,696	(423,996)	1,698,700

Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
Expenses
Sales and marketing	9,292	(2,263)	7,029
Research and development	2,126,762	(517,867)	1,608,895
General and administrative	484,382	(117,947)	366,435
Professional and consulting fees	1,655,663	(403,153)	1,252,510
Loss before other items	(4,276,099)	1,041,230	(3,234,869)
Other items
Interest income	2,054	(500)	1,554
Foreign exchange gain	35,574	(8,662)	26,912
NET LOSS	(4,238,471)	1,032,068	(3,206,403)

Change in presentation currency	March 31, 2023 Reported CAD $	Foreign Currency Translation	March 31, 2023 Restated USD $
Net loss	(4,238,471)	1,032,068	(3,206,403)
Non-cash adjustment:
Share based compensation	292,756	(71,469)	221,287
Foreign exchange	-	(84,499)	(84,499)

Changes in working capital:
Other receivables	(152,778)	42,920	(109,858)
Prepaids	(97,547)	25,882	(71,665)
Accounts payable and accrued liabilities	2,258,967	(599,909)	1,659,058
Cash used in operating activities	(1,937,073)	344,993	(1,592,080)

Proceeds received from Psyence Group Inc	1,551,744	(378,821)	1,172,923
Cash provided from financing activities	1,551,744	(378,821)	1,172,923

Change in cash and cash equivalents	(385,329)	(33,828)	(419,157)
Cash and cash equivalents, start of year	2,191,095	(437,658)	1,753,437
Cash and cash equivalents, end of year	1,805,765	(471,486)	1,334,280

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

Foreign currency translation

The Consolidated Financial Statements are presented in USD $ which is the Company’s functional currency.

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

The resulting exchange gains or losses arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition, are included in the consolidated statements of net income/(loss) and comprehensive income/(loss) in the year in which they arise.

For the purpose of presenting these Consolidated Financial Statements, the assets and liabilities of the subsidiary are translated into USD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. The differences from translating subsidiaries is recorded in reserves.

Income/(loss) per share

The Company presents basic and diluted income/(loss) per share data for its common shares. Basic income/(loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options issued.

Share based compensation

The Company operates equity settled share-based remuneration plans for its eligible directors, officers, employees and consultants. All goods and services received in exchange for the grant of any share-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For transactions with employees and others providing similar services, the Company measures the fair value of the services by reference to the fair value of the equity instruments granted. Equity settled share-based payments under share-based payment plans are ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus, in equity. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting. Market conditions are considered in the estimate of the fair value of share-based compensation on a grant date.

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

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Accounting Standards Effective January 1, 2024 and issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Classification of liabilities as current or non-current (amendments to IAS 1, presentation of financial statements)

On January 23, 2020, an amendment was issued to IAS 1 to address inconsistencies with how entities apply the standards over classification of current and non-current liabilities. The amendment serves to address whether, in the statement of financial position, debt and other liabilities with an uncertain settlement should be classified as current or non-current. This amendment is effective on January 1, 2024. The Company adopted the amendment on the effective date and the adoption did not have a material impact on the Company’s consolidated financial statements.

Non-current liabilities with covenants (amendments to IAS 1)

The amendments to IAS 1 specify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that noncurrent liabilities with covenants could become repayable within twelve months. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively. The Company adopted the amendment on the effective date and the adoption did not have a material impact on the Company’s consolidated financial statements.

4. Critical accounting estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on the Company’s consolidated financial statements.

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

The Company has determined the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that did not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was estimated by the closing trading price $2,863.22/share of the Company’s common shares listed on the NASDAQ on January 25, 2024.

Convertible instruments

The valuation of convertible debt instruments is subject to significant management estimation. Convertible notes are compound financial instruments which have been designated at FVTPL.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent remeasurement. As the Company has designated the entire convertible financial instrument as FVTPL given the embedded derivate liability that was contained by the convertible financial instrument, the debentures have not been separated into debt and derivative components. The fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

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

Deferred taxes and Income taxes

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

Share-based compensation

Valuation of share-based compensation requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company’s stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options.

Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the government grants will be received. Grants are recognized as income when they are received. The Company has recognized the government grant received during the period as research and development grants as other income in the consolidated statement of income/(loss) and comprehensive income/(loss).

5. Reverse takeover transaction with NCAC

On January 25, 2024 the Company completed the RTO Transaction (See Note 1). As disclosed in Note 4, the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was determined by the closing trading price $2,863.22/share of the NCAC’s common shares listed on the NASDAQ on January 25, 2024.

Accordingly, upon consummation of the BCA the Company issued 13,040 common shares in exchange for the outstanding ordinary shares held by NCAC stockholders.

The calculation of listing expenses is as follows:

Listing Expense
Consideration paid:
Shares issued to NCAC shareholders	13,040
Total consideration shares issued	13,040
Fair value of the common shares	$2,863.22
Deemed consideration amount for the common shares issued	$37,336,416

Net identifiable liabilities acquired:
Cash and cash equivalent	$203
Accounts payable and accrued liabilities	$(2,136,505)
NCAC promissory note (Note 11)	$(1,413,529)
Derivative warrant liabilities (Note 10)	$(595,358)
Net liabilities acquired	$4,145,189

Listing expense	$41,481,605

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

6. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	March 31, 2025	March 31, 2024
Unrestricted cash held with chartered banks	6,135,166	733,188
Restricted cash	35,964	29,611
Total	6,171,130	762,799

●	unrestricted cash held with chartered banks and

●	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $50,000 in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the consolidated statements of financial position.

7. Equipment

Computer equipment
Cost
At March 31, 2023	-
Additions	5,727
At March 31, 2024	5,727
Additions	9,877
At March 31, 2025	15,604

Accumulated Depreciation
At March 31, 2023	-
Charge for the year	(240)
At March 31, 2024	(240)
Charge for the year	(4,268)
At March 31, 2025	(4,508)

Carrying Value
At March 31, 2024	5,487
At March 31, 2025	11,096

8. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	March 31, 2025	March 31, 2024
Trade payables	261,937	562,352
Accrued liabilities	50,481	125,951
Provisions	81,852	66,899
Total	394,270	755,202

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

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing, which occurred substantially concurrently with the consummation of the RTO Transaction. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company. The maturity date of the First Tranche Note was January 25, 2027.

The Second Tranche Notes, for an aggregate of $1,000,000 principal, were delivered by the Company to the Investors between May and July 2024, in exchange for an aggregate of $1,250,000 in financing. On the original issuance date of the Second Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the Second Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price. The maturity date of the Second Tranche Notes is May 31, 2027.

The Company designated the entire instrument as FVTPL.

On August 20, 2024, the Company and the Investor entered into an addendum to the Securities Purchase Agreement (the “Addendum”). Under the provisions of the Addendum, the First and Second Trance Notes would be extinguished by the Company issuing common shares within the conversion limits detailed in the Securities Purchase Agreement.

As a consideration to the Investor entering into the Addendum, the Company issued to the Investor 1,673 common shares valued at $523,000 based on the market price of the common shares on the date of issuance and 837 warrants to acquire common shares of the Company with a two-year expiry, exercisable at $298.88 per share. The warrants were valued at $42,528 using the Black-Scholes pricing model with the following assumptions:

Warrant Inputs at August 20, 2024
Share price	$312.62
Expected dividend yield	Nil
Exercise price	298.88
Risk-free interest rate	3.93%
Expected life	2.00
Expected volatility	17.7%
Expiry date	August 20, 2026

The fair value of shares and warrants issued pursuant to the Addendum as detailed above, was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

On November 27, 2024, the Company and the Investor entered into the Termination Agreement pursuant to which all obligations, covenants and liabilities of the Company and the Investor under the Securities Purchase Agreement will be fully and finally terminated.

As a consideration to the Investor entering into the Termination Agreement, the Company issued to the Investor 18,947 common shares valued at $489,598 based on the market price of the common shares on the date of issuance and 22,876 warrants to acquire common shares of the Company with nominal exercise price for a one-year period. The warrants were valued at $639,954 by the reference to the Company’s common share price.

The fair value of shares and warrants issued pursuant to the Termination Agreement as detailed above, was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

Between May and September 2024, the Company converted all outstanding balance of the First and Second Tranche Notes into common shares by issuing 17,536 common shares. The total additions to equity on conversion were $3,604,688.

The Company measured the fair value of the convertible loan liability before each conversion using Monte Carlo valuation model with the following main assumptions: expected dividend yield 0%, exercise price $224.22- $320.45, risk free interest rate 3.63%- 5.23%, expected life 0.1 – 2.7 years.

The change in fair value resulted in a fair value gain of $5,052,708 (2024 – loss of $5,157,397, 2023- nil) which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

As at March 31, 2024, the fair value of the convertible notes was estimated at $7,657,397 using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions:

Inputs
Share price	$681.44
Note principal amount	$3,125,000
Prepayment Amount	130%
Discount rate shares	4.43%
Discount rate cash	20.83%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	4.43%

10. Derivative warrant liabilities

The Company has two classes of warrant liabilities outstanding: Public Warrants and Private Warrants. As of March 31, 2025, there were 20,762 warrants issued and outstanding, consisting of 19,808 Public Warrants and 954 Private Warrants (March 31, 2024 – 20,912 Public Warrants and 954 Private Warrants). Each warrant is exercisable to purchase one common share at a price of $6,874.13 per share.

During the year ended March 31, 2025, the Company entered into the Warrant Exchange Agreement. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 1,104 Common Shares in exchange for the surrender and cancellation of 1,104 Public Warrants held by the Holder. The warrants exchange resulted in a loss of $185,064 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

Public Warrants: The fair value of the Public Warrants is determined based on the observable market price, as they continue to be traded on the Nasdaq under the symbol “PBMWW.” Changes in fair value during the years ended March 31, 2025 and March 31, 2024, have been recognized in the consolidated statements of income/(loss) and comprehensive income/(loss).

Private Warrants: The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, using the following main assumptions:

	Warrant Inputs at March 31, 2025	Warrant Inputs at March 31, 2024
Share price	$4.78	$681.44
Expected dividend yield	Nil	Nil
Exercise price	$6,874.13	$6,874.13
Risk-free interest rate	4.21%	4.21%
Expected life	4.00	5.00
Expected volatility	59.98%	59.98%
Expiry date	January 25, 2029	January 25, 2029

At March 31, 2025 the fair value of the Public and Private Warrants was $200,096 (March 31, 2024 - $875,000) and $nil (March 31, 2024 - $26,608), respectively. A fair value loss of $694,516 was recognized on the consolidated statements of income/(loss) and comprehensive income/(loss).

The expected volatility was based on implied volatility of the Public Warrants.

As at March 31, 2025, the derivative warrant liability was $200,096 (March 31, 2024 – $901,608 ) reconciled as follows:

Derivative warrant liability – Public and Private Warrants	Number	Amount ($)
At listing January 25, 2024	21,866	595,358
Fair value loss	-	306,250
Opening balance April 1, 2024	21,866	901,608
Warrant exchange	(1,104)	(6,996)
Fair value gain	-	(694,516)
Balance as at March 31, 2025	20,762	200,096

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, April 1, 2023	-	-	-	-
Issued	20,912	$6,874.13	954	$6,874.13
Balance, March 31, 2024	20,912	$6,874.13	954	$6,874.13
Warrant exchange	(1,104)	$6,874.13	-	$6,874.13
Balance, March 31, 2025	19,808	$6,874.13	954	$6,874.13

The following warrants were outstanding and exercisable at March 31, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
January 25, 2024	January 25, 2029	$6,874.13	20,762	20,762

11. Promissory Notes

On January 25, 2024, the Company issued an unsecured convertible promissory note to PGI (the “PGI Note”), in the principal amount of $1,610,657, which is equal to the total amount owed to PGI in connection with loans that PGI had previously made to the Company. The PGI Note bore no interest, and (i) $150,000 of the principal balance of the PGI Note was paid on the Closing Date and (ii) $1,460,657 of the principal balance of the PGI Note was payable on the date that is the one-year anniversary after the Closing Date, or January 25, 2025. The proceeds from this loan were received by the Company prior to the Closing Date. This note is convertible into shares at the option of PGI.

On January 25, 2024, the Company issued an unsecured convertible promissory note to the NCAC Sponsor (the “NCAC Note”), in the principal amount of $1,615,501, which is equal to the total amount owed to NCAC Sponsor under certain existing promissory notes previously issued by NCAC to the NCAC Sponsor (the “Existing Notes”). The NCAC Note bore no interest, and (i) $100,000 of the principal balance of the NCAC Note became owing on the Closing Date and (ii) $1,515,501 of the principal balance of the NCAC Note was payable on the date that is the one-year anniversary after the Closing Date, or January 25, 2025. This note is convertible into shares at the option of NCAC Sponsor.

Both notes were designated at FVTPL due to the embedded conversion features, as the conversion prices were not fixed.

At inception on January 25, 2024 the fair value of the PGI Note was $1,418,675 and the NCAC note was $1,413,529.

PGI Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 3,473 of common shares to extinguish $1,307,960 of PGI Note, representing a conversion price of $298.88 per share.

On October 25, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 1,414 of common shares to extinguish the remaining balance of PGI Note representing, a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements entered into on September 30, 2024 and October 25, 2024, as amended, the Company will need to issue additional shares to PGI if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“PGI make whole payment”).

In December 2024, the Company issued 42,378 common shares to extinguish the PGI make whole payment.

The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $327,668 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

NCAC Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with NCAC Sponsor pursuant to which the Company issued 5,405 of common shares to extinguish the outstanding balance of NCAC Note, representing a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements, as amended, the Company will need to issue additional shares to NCAC Sponsor if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“NCAC make whole payment”).

In December 2024, the Company issued 46,870 common shares to extinguish the NCAC make whole payment.

The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $377,897 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

The fair value of the notes was calculated using a credit adjusted market borrowing rate as at March 31, 2024. The fair value of both notes was $nil as at March 31, 2025 (March 31, 2024 - $2,790,492). A fair value gain of $705,565 was recognized during the year in the statement of comprehensive income (March 31, 2024 ($108,288)).

12. ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 3,392 common shares to White Lion at a fair value of $187,500 as a commitment fee. These shares were accounted for as share issuance costs in the Consolidated Statement of Changes in Shareholders’ Equity/(Deficit).

During the year ended March 31, 2025, the Company issued 218,900 common shares for total consideration of $6,692,495. The Company incurred $282,100 in cash settled share issuance costs.

13. Psyence Labs Ltd. Share Exchange

On October 28, 2024, the Company acquired 1,000 shares in Psyence Labs Ltd. (PsyLabs) from PGI, the Company’s parent company. PsyLabs is a private company headquartered in the British Virgin Islands. PsyLabs is focused on the production of psychedelic active pharmaceutical ingredients and extracts. The Company issued 3,346 common shares in exchange for the shares in PsyLabs. There was a make whole provision which entitled the PGI to a top-up in shares if the share price at November 26, 2024 was lower than the issuance price on October 28, 2024. The share price was lower which triggered the top-up leading to the issuance of an additional 32,248 shares to PGI. The total consideration was 35,594 shares. Based on the listed share price of PBM’s common shares at the respective dates of issuance, the total fair value of shares issued was $722,033, which was recorded as the cost of the investment in PsyLabs.

Fair Value Assessment

As at March 31, 2025, the Company determined the fair value of its investment in PsyLabs to be $745,000, based on a recent arm’s length subscription transaction by a third-party investor at $745 per PsyLabs share. This price was considered to represent a Level 2 input under the fair value hierarchy in accordance with IFRS 13 – Fair Value Measurement, as it reflects observable market-based pricing for an identical equity instrument in an active negotiation with a market participant.

As a result, the Company recognized an unrealized fair value gain of $22,967 in the statement of profit or loss and other comprehensive income for the year ended March 31, 2025, in accordance with IFRS 9 – Financial Instruments, as the investment is classified as a financial asset measured at fair value through profit or loss (FVTPL).

Summary of transaction
Description	Amount
Number of shares in PsyLabs acquired	1,000
Total PBM shares issued	35,594
Total fair value of shares issued	$722,033
Fair value of investment at March 31, 2025	$745,000
Fair value gain recognized	$22,967

14. PIPE Financing - Private Placement and Warrants

Private placement

On December 24, 2024, the Company completed a private placement with HC Wainwright & Co., LLC (“HCW”), raising gross proceeds of $2,000,000 through the issuance of:

●	47,679 common shares,

●	77,792 pre-funded warrants (each exercisable into one common share at a nominal exercise price of $0.000797), and

●	250,942 common share purchase warrants, comprising:

o	125,471 warrants with an exercise price of $15.94 and a 5-year term (expiring December 24, 2029), and

o	125,471 warrants with an exercise price of $15.94 and a 2-year term (expiring December 24, 2026).

The proceeds were allocated between the common shares and the warrants based on their relative fair values on the date of issuance. The fair value allocation was as follows:

Fair value allocation
Component	Allocated Amount
Common shares	$313,628
Pre-funded warrants	$511,690
Warrants	$1,174,682
Total gross proceeds	$2,000,000

Fair value allocation assumptions

The common shares were estimated using the share price on date of issuance - $19.37.

The pre-funded warrants and the warrants were estimated using a Black Scholes valuation model using the following estimates:

	Pre-funded warrants	Warrants with 5 year expiry	Warrant with 2 year expiry
Share price	$19.37	$19.37	$19.37
Expected dividend yield	Nil	Nil	Nil
Exercise price	$0.00	$15.94	$15.94
Risk-free interest rate	3.63%	3.63%	3.63%
Expected life	-	5.00	2.00
Expected volatility	100%	100%	100%
Expiry date	-	December 24, 2029	December 24, 2026

Share Issuance Costs

The Company incurred $257,949 in cash settled share issuance costs, which were allocated proportionately to the equity instruments issued. The portion related to the common shares, $40,449, was deducted from share capital, and the portion related to the warrants, $217,500, was deducted from the warrant reserve. The Company also incurred $137,778 in warrant settled issuance costs, 9,409 warrants, which was allocated to warrant reserve.

Pre-funded Warrant Exercise

During the year ended March 31, 2025, all 77,792 pre-funded warrants were exercised. An amount of $511,690, representing the fair value originally allocated to the pre-funded warrants, was reclassified from warrant reserve to share capital upon exercise. An amount of $66,003 of share issuance costs was reallocated to share capital upon exercise.

All instruments issued in the private placement were classified as equity instruments, as they did not contain any contractual obligations to deliver cash or other financial assets and met the fixed-for-fixed condition.

15. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1. All common shares and value per share amounts have been updated to reflect the share consolidations.

As at March 31, 2025, there were 568,021 (March 31, 2024 – 22,402) issued and outstanding Common Shares.

	2025
Common shares	Number	Amount ($)
Opening balance April 1, 2024	22,402	46,125,397
Shares issued on conversion of convertible note	38,156	4,617,286
Shares issued on conversion of convertible note warrants	22,876	639,954
Shares issued for ELOC	218,900	6,692,495
Commitment shares ELOC	3,392	187,500
Share issuance costs for ELOC	-	(469,600)
Warrant exchange	1,104	192,060
Shares issued to third party advisors	586	241,379
Shares issued on conversion of PGI promissory notes	47,265	988,569
Shares issued on conversion of NCAC promissory notes	52,275	1,096,358
Shares issued for PsyLabs share exchange	35,594	722,033
Shares issued for PIPE financing	47,679	313,628
Share issuance costs for PIPE financing	-	(40,449)
Shares issued for PIPE pre-funded warrants exercised	77,792	511,690
Shares issuance costs for PIPE pre-funded warrants exercised	-	(65,995)
Balance as at March 31, 2025	568,021	61,752,305

On January 25, 2024, because of the completion of the RTO Transaction, the Company issued 8,365 Common Shares to PGI, 13,040 to the previous shareholders of NCAC and 997 to third party advisors (see Note 5).

Payments to advisors of NCAC was settled in the Company’s shares upon RTO Transaction at the closing price. Accounts payable of $2,136,340 acquired from NCAC as part of the RTO Transaction was settled through the issuance of 746 shares at a fair value of $2,863.22 per share on January 25, 2024.

An amount of $1,000,000 owing by the Company for services provided in relation to the RTO Transaction was settled through the issuance of 251 common shares at a fair value of $2,863.22. A gain on settlement of $281,500 was included in the consolidated statements of net loss and comprehensive loss relating to this advisor settlement.

The opening balance of equity is the net parent investment which represents the net financings that the Company received from PGI to fund its operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with PGI, all of which did not require repayments.

c) Income/(Loss) per share

The calculation of basic and diluted income/(loss) per share is based on the income/(loss) for the year divided by the weighted average number of shares in circulation during the year. In calculating the diluted loss per share, potentially dilutive shares such as options, convertible debt and warrants have not been included as they would have the effect of decreasing the loss per share, and they would therefore be anti-dilutive.

d) Warrant Reserve

As at March 31, 2025, there were 261,188 (March 31, 2024 – nil) issued and outstanding Warrants.

	2025
Warrants	Number	Amount ($)
Opening balance April 1, 2024	-	-
Warrants issued for convertible note Addendum	837	42,528
Warrants issued for convertible note Termination Agreement	22,876	639,954
Convertible note Termination Agreement warrants exercised	(22,876)	(639,954)
PIPE financing warrant issuance	328,734	1,686,372
PIPE financing warrant issuance costs	9,409	137,778
Issuance costs for PIPE financing warrants	-	(355,278)
PIPE pre-funded warrants exercised	(77,792)	(511,690)
Issuance costs for PIPE pre-funded warrants exercised	-	65,995
Balance as at March 31, 2025	261,188	1,065,705

The following warrants were outstanding and exercisable at March 31, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
August 20, 2024	August 20, 2026	$298.88	837	837
December 24, 2024	December 24, 2029	$15.94	125,471	125,471
December 24, 2024	December 24, 2026	$15.94	125,471	125,471
December 24, 2024	December 24, 2029	$19.93	9,409	9,409

16. Other income

In the prior year ended, March 31, 2024, the Company received a research and development rebate of AUD $1,336,622 ($879,344) from the Australian Taxation office. The Company benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia.

This rebate represents a government grant aimed at supporting research and development activities. Therefore, in accordance with IAS 20, Accounting for Governmental Grants and Disclosure of Government Assistance, the grant is recognized as income when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to it. These conditions were satisfied when the Company received the rebate on October 5, 2023.

On August 21, 2023 the Company entered into a loan agreement via its Australian subsidiary Psyence Australia (Pty) Ltd (the "Borrower"), to borrow up to AUD $1,100,000 by way of a secured loan from RH Capital Finance Co., LLC (“Lender”). The Loan is secured by way of a General Security Agreement and company guarantee against the assets of the Borrower and the Company.

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

The loan with the Lender was repaid in full on October 5, 2023 when the Company received the research and development rebate from the Australian Taxation office, which was utilized to settle the loan payable.

$nil (March 31, 2024 - $29,697) in interest expense was incurred during the year ended March 31, 2025, on this loan. The loan and all outstanding interest was repaid.

17. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand. The Company defines capital as the aggregate of its capital stock and borrowings.

Total managed capital is as follows as at March 31, 2025 and 2024:

	2025	2024
Borrowings	-	10,447,889
Share capital	61,752,305	46,125,397
Total	61,752,305	56,573,286

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

18. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the years ended March 31, 2025 and March 31, 2024:

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	March 31, 2025	March 31, 2024
Short term benefits	984,697	465,702
Share based compensation	-	233,295
Total	984,697	698,997

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. Share based compensation is options granted to key management personnel.

19. Share based compensation

During the year ended March 31, 2025, $nil (Year ended March 31, 2024 - $317,882) was recognized for options and restricted stock units (“RSU’s”) granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss. No options are outstanding as of March 31, 2025.

This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company. No share options or RSUs have been issued by the Company during the year.

20. Income tax note

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2024 – 26.5%) to the effective tax rate is as follows:

	2025	2024
Net Income/(Loss) before recovery of income taxes	1,011,790	(51,159,048)

Expected income tax (recovery)/expense	268,124	(13,557,148)
Difference in foreign tax rates	6,871	966
Listing expense	-	10,992,625
Non-taxable fair value gain adjustment	(1,722,146)	-
Non-deductible loss on loan settlement	449,196	-
Share issue costs booked to equity	(246,802)	-
Other permanent expenses	1,787	2,061,001
Change in tax benefits not recognized	1,242,970	502,556
Income tax (recovery)/expense	-	-

Unrecognized deferred tax asset

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Unrecognized deductible temporary differences	2025	2024
Equipment	4,508	240
Restricted interest and financing expenses – Canada	764,297	-
Share issuance costs and others	722,097	124,132
Non-capital losses carried forward-Canada	4,248,226	1,357,347
Non-capital losses carried forward-Australia	431,349	164,861
	6,170,477	1,646,580

The Company’s non-capital loss carry forwards will expire as noted in the table below:

Year of expiry	Canada	Australia
2044	1,357,347	-
2045	2,890,879
Indefinite	-	431,349
Total	4,248,226	431,349

21. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.

●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	-	745,000	-	745,000
Derivative warrant liabilities – public warrants	200,096	-	-	200,096
Balance, March 31, 2025	200,096	745,000	-	945,096

	Level 1	Level 2	Level 3	Total
Derivative warrant liabilities – private warrants	-	26,608	-	26,608
Derivative warrant liabilities – public warrants	875,000	-	-	875,000
Convertible notes	-	-	7,657,397	7,657,397
NCAC Sponsor promissory note	-	-	1,474,256	1,474,256
PGI promissory note	-	-	1,316,236	1,316,236
Balance, March 31, 2024	875,000	26,608	10,447,889	11,349,497

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

The following table set forth the maturity of the contractual obligations as at March 31, 2025 and after

	Carrying Amount	Contractual Cash Flows	Less than 1 year	Between 1 and 3 years
Accounts payable & accrued liabilities	394,270	394,270	394,270	-
Total contractual obligations	394,270	394,270	394,270	-

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

As at March 31, 2025, a 10% fluctuation in foreign exchange rates would result in a $8,861 impact to net loss and comprehensive loss.

22. Subsequent Events

On April 15, 2025 the Company issued an additional 15,242 common shares to a third-party consultant.

On April 15, 2025 the Company signed a subscription agreement to subscribe for an additional 250 shares in Psyence Labs Ltd for total consideration of $500,000 in cash.

On April 17, 2025 the Company granted 12,711 restricted stock units (“RSU’s”) to consultants and an employee of the Company. This was granted pursuant to an equity incentive scheme implemented by the Company to incentivise consultants and employees.

On May 5, 2025, the Company consolidated its common shares on the basis of 7.97:1.

Subsequent to year end the Company issued 130,000 shares for gross proceeds of $607,050 under the ELOC.