Form 20-F/A
period 2025-03-31
PSYENCE BIOMEDICAL LTD.
filed 2025-07-25
CIK 1985062

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Psyence Biomedical Ltd. for the fiscal year ended March 31, 2025 (the “Form 20-F”), originally filed with the Securities and Exchange Commission on June 25, 2025 (the “Original Filing”), is being filed solely to include management’s report on internal control over financial reporting under Item 15(b) that was inadvertently omitted from the Original Filing.

This Amendment also includes re-executed certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, dated as of the date of this filing.

This amendment does not reflect events occurring after the date of the Original Filing and does not update or otherwise modify any other disclosures made in the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Report, the design and operation of the Company’s disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2025. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2025.

Attestation Report of the Registered Public Accounting Firm.

This Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting, as the Company is not required to obtain such an attestation pursuant to the rules of the Securities and Exchange Commission applicable to non-accelerated filers.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Dated: July 25, 2025	PSYENCE BIOMEDICAL LTD.

	By:	/s/ Neil Maresky
	Name:	Neil Maresky
	Title:	Chief Executive Officer

2