Form 20-F
period 2026-03-31
PSYENCE BIOMEDICAL LTD.
filed 2026-06-22
CIK 1985062

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

+1 (416) 477-1708

(Address of principal executive offices)

Copy to:

Jody Aufrichtig

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

+1 (416) 477-1708

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	PBM	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one Common Share at an exercise price of $42,963.28 per share	PBMWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of the issuer’s outstanding common shares as of March 31, 2026 was 2,293,277 common shares.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Except as otherwise indicated or required by context, references in this Annual Report on Form 20-F (the “Report”) to “we,” “us,” “our,” “Psyence Biomedical,” “Psyence,” “PBM” or the “Company” refer to Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As used in this Report, “the Company,” “Psyence Biomedical,” “we,” “us” and “our” refer to Psyence Biomedical Ltd. and its subsidiaries, unless the context otherwise requires. Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	the ability of Psyence Biomedical to maintain the listing of the Common Shares or the Warrants on Nasdaq, including in light of the Company’s recent history of, and ongoing efforts to maintain compliance with, the continued listing requirements of the Nasdaq Capital Market;

●	volatility in the price of the securities of Psyence Biomedical due to a variety of factors, including the recent share consolidation and reverse stock split, changes in the competitive and highly regulated industries in which Psyence Biomedical operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomedical’s business and changes in Psyence Biomedical’s capital structure;

●	Psyence Biomedical’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

●	factors relating to the business, operations and financial performance of the Company, including, but not limited to:

o	the Company’s ability to achieve successful clinical results, including in its Phase IIb clinical trial, on which the Company is substantially dependent;

o	the Company currently has no products approved for commercial sale;

o	the regulatory status of, and evolving and uncertain laws and regulations applicable to, psilocybin, ibogaine and other psychedelic substances, which remain controlled substances in many jurisdictions;

o	the Company’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products;

o	the Company’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of the Company’s product candidates;

o	the Company’s ability to commercialize product candidates and achieve market acceptance of such product candidates;

o	the Company’s success is dependent on product candidates which it licenses from third parties;

o	the Company’s success is dependent on the supply of materials necessary to perform its clinical trials;

o	the Company’s ability to continue as a going concern and its need for substantial additional capital to fund its operations;

o	dilution to existing shareholders resulting from the issuance of additional securities, including under the Company’s at-the-market offering program and equity line of credit; and

o	the ability to respond to general economic conditions.

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

Since its inception, Psyence has invested most of its resources in establishing strategic partnerships, securing intellectual property licensing rights, advancing its clinical trial program, raising capital, building its management team and providing general and administrative support for these operations. Psyence has incurred losses since its inception and expects to incur significant losses for the foreseeable future. Psyence’s net profit/(loss) for the years ended March 31, 2026, March 31, 2025 and March 31, 2024 was ($6.89 million), $1 million and ($50.96 million), respectively. The March 31, 2025 net profit was driven by the fair value gains on conversion of debt into equity and warrant liability fair value remeasurement. To date, no products have been approved for commercial sale and Psyence has not generated any revenue. Psyence has financed operations solely through the sale of equity securities and convertible debt financings. Psyence continues to incur significant research and development and other expenses related to ongoing operations and expects to incur losses for the foreseeable future.

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

Psyence expects that the existing available cash will be sufficient to fund operations beyond 12 months from the date of this filing. As of March 31, 2026, we had USD$7,491,954 in cash and cash equivalents and restricted cash. However, Psyence’s operating plan may change as a result of many factors currently unknown, and Psyence may need to seek additional funds sooner than planned, through public or private equity or debt financings, sales of assets or programs, other sources, such as strategic collaborations or license and development agreements, or a combination of these approaches. Even if Psyence believes that its funds are sufficient for its current or future operating plans, it may, subject to obtaining the necessary contractual consents, opportunistically seek additional capital if market conditions are favorable or for specific strategic considerations. Psyence’s spending will vary based on new and ongoing product development and business development activities. Any such additional fundraising efforts for Psyence may divert management from their day-to-day activities, which may adversely affect Psyence’s ability to develop and commercialize product candidates that Psyence may identify and pursue. Moreover, such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect Psyence’s business. Changing circumstances, some of which may be beyond Psyence’s control, could cause Psyence to consume capital significantly faster than currently anticipated, and Psyence may need to seek additional funds sooner than planned. Psyence’s future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited:

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

Recent U.S. federal actions to accelerate the development of psychedelic therapies may benefit competitors more than us, or may not benefit us at all.

On April 18, 2026, a federal executive order directed agencies to expedite the research, regulatory review and access pathways for psychedelic therapies for serious mental illness, and on April 24, 2026, the FDA announced corresponding regulatory actions, including the issuance of Commissioner’s National Priority Vouchers to companies developing psilocybin- and methylone-based product candidates and the clearance of the first U.S. clinical study of an ibogaine derivative. While these developments may signal a more favorable federal posture toward the class of products in which Psyence operates, they do not change the statutory standards for FDA approval and do not approve any product candidate. These developments may disproportionately benefit competitors that are further advanced in clinical development, are better capitalized, or have been selected for expedited-review designations that Psyence has not received and may never receive. The acceleration of competing programs could intensify competition, compress the period within which Psyence must reach key development milestones to remain commercially relevant, and otherwise adversely affect Psyence’s business, prospects, financial condition and results of operations.

We depend on our current key personnel and our ability to attract and retain employees.

Our future growth and success depends on our ability to recruit, retain, manage and motivate our employees. We are highly dependent on our current management and scientific personnel, including Jody Aufrichtig (Executive Chairman and Chief Executive Officer), Warwick Corden-Lloyd (Chief Financial Officer), Dr. Neil Maresky (Global Head of Clinical Development) and Taryn Vos (General Counsel). The inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Due to the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense and we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

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

The psychedelic therapy and biotechnology industries are intensely competitive and subject to rapid and significant technological change, and consolidation in the industries could harm our competitive position.

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

The psychedelic therapy and biotechnology industries are intensely competitive and subject to rapid and significant technological change. Psyence has competitors in Canada, the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations than we do. Large pharmaceutical companies, in particular, have extensive experience in, and substantial capital resources for, conducting research, molecular derivative development, obtaining regulatory approvals, obtaining intellectual property protection and establishing key relationships. These companies also have significantly greater sales and marketing capabilities and experience in completing collaborative transactions in Psyence’s target markets with leading companies and research institutions.

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

There are few licensed suppliers of input materials for the manufacture of Psyence’s product candidates. Any loss of stored materials or facilities through fire, theft or other causes could have an adverse effect on Psyence’s ability to procure the product candidate materials and continue product development activities. Furthermore, Psyence is largely dependent on Psyence Labs Ltd and its affiliates (“PsyLabs”), a British Virgin Islands-based company focused on the production of psychedelic active pharmaceutical ingredients, for the supply of NPX-5 (capsules containing 25mg naturally sourced psilocybin and product being used in Psyence’s Phase IIb Study), and any interruption in PsyLabs’ supply chain (or the supply chain of any other suppliers engaged by Psyence) will lead to delays in Psyence’s drug development timelines. Furthermore, PsyLabs, as well as any other suppliers engaged by Psyence, will be required to continue to meet regulatory requirements applicable to the NPX-5 product candidate and maintain GMP compliant standards which dictate the minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that PsyLabs or any CMOs will be able to meet Psyence’s timetable and requirements or carry out their contractual obligations in accordance with the applicable regulations. In addition, the drug product supplied to Psyence may not meet its specifications and quality policies and procedures nor may they be able to supply the drug product in commercial quantities when the time comes. If Psyence is unable to arrange for alternative third-party supply sources on commercially reasonable terms or in a timely manner, it may delay the development of its product candidates and could have a material adverse effect on Psyence’s business operations and financial condition.

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

Psyence relies on Southern Star Research Pty Ltd (“Southern Star Research”), full-service Australian CRO, to conduct clinical development activities with Psyence’s product candidates, which activities involve trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management.

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

For Psyence Australia Pty Ltd.’s (“Psyence Australia”, the Company’s Australian subsidiary) fiscal years ended June 30, 2025 and June 30, 2023, it received a cash refund of AUD $441,732 and AUD $1,336,622 respectively. To receive this research and development cash rebate, we qualified for certain conditions under the R&D Tax Incentive legislation (Income Tax Assessment Act 1997 (Cth), Division 355) in Australia including, but not limited to, having a company incorporated under Australian law, all R&D activities being conducted solely within Australia, the Company’s aggregated group turnover not being equal to, or more than, AU$20M for relevant period; all R&D activities are conducted by, or will be conducted for, the Company, and all CRO expenditures have been physically undertaken in Australia.

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

Risks Related to Regulatory Matters

Psilocybin and ibogaine remain Schedule I controlled substances under U.S. federal law, and any rescheduling is uncertain in timing and outcome.

Psilocybin and ibogaine are currently classified as Schedule I controlled substances under the U.S. Controlled Substances Act, the most restrictive classification, which is reserved for substances determined to have a high potential for abuse and no currently accepted medical use. Although recent federal actions contemplate that certain psychedelics that complete late-stage research could be considered for rescheduling to a less restrictive schedule upon FDA approval, no such rescheduling has occurred for psilocybin or ibogaine, and there can be no assurance that any rescheduling will occur or that it will occur on a timeline useful to Psyence. Unless and until rescheduling occurs, Psyence’s ability to conduct clinical trials in the United States, to manufacture, import, export, store and handle product candidates, and ultimately to commercialize any approved product in the United States, will remain subject to significant federal restrictions, registration requirements and enforcement risk, any of which could materially and adversely affect Psyence’s business. In addition, the regulatory treatment of ibogaine differs from that of psilocybin and is subject to distinct safety considerations, including documented cardiotoxicity risks, which may result in heightened or different regulatory scrutiny of any ibogaine-related activities Psyence pursues, whether directly or through PsyLabs.

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

In connection with our development and future commercialization (if applicable) of the above-described prospective products, we and each contemplated product candidate are subject to the Federal Food Drug and Cosmetic Act (FDCA). The FDCA is intended to assure the consumer, in part, that drugs and devices are safe and effective for their intended uses and that all labeling and packaging is truthful, informative, and not deceptive. The FDCA and FDA regulations define the term “drug,” in part, by reference to its intended use, as “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease” and “articles (other than food) intended to affect the structure or any function of the body of man or other animals.” Therefore, almost any ingested or topical or injectable product that, through its label or labeling (including internet websites, promotional pamphlets, and other marketing material), that is claimed to be beneficial for such uses will be regulated by FDA as a drug. The definition also includes components of drugs, such as active pharmaceutical ingredients. Drugs must generally either receive premarket approval by FDA through the NDA process or conform to a “monograph” for a particular drug category, as established by FDA’s Over-the-Counter (OTC) Drug Review. If the FDA does not award premarket approval for our product candidates through the NDA process, this could have a material adverse effect on our business, financial condition and results of operations.

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

Regulatory agencies may analyze or interpret the results of clinical trials differently than Psyence. Even if the results of the clinical trials are favorable, the clinical trials for the product candidates are expected to continue for several years and may take significantly longer to complete. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory authorities on trial design and other trial related matters;

●	delays in reaching agreement on acceptable terms with prospective third party service providers assisting the CROs in the conduct of the trial;

●	actual or perceived lack of effectiveness of the product candidate during clinical trials;

●	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues, such as drug interactions;

●	slower than expected rates of subject recruitment and enrollment rates in clinical trials;

●	difficulty in retaining subjects for the entire duration of applicable clinical studies (as study subjects may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process, death or for any other reason;

●	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;

●	inadequacy of or changes in manufacturing process or product candidate formulation;

●	delays in obtaining and maintaining regulatory authorizations, including “clinical holds” or delays requiring suspension or termination of a trial by a regulatory agency, such as the TGA, before or after a trial is commenced;

●	changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature or timing of studies;

●	uncertainty regarding proper dosing;

●	delay or failure to supply product for use in clinical trials which conforms to regulatory specification;

●	unfavorable results from ongoing pre-clinical studies and clinical trials;

●	failure of the CRO, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

●	failure by Psyence, its employees, the CRO or its employees to comply with all applicable regulatory requirements relating to the conduct of clinical trials;

●	scheduling conflicts with participating clinicians and clinical institutions;

●	failure to design appropriate clinical trial protocols;

●	regulatory concerns with administering a psychoactive product, generally, and the potential for abuse;

●	insufficient data to support regulatory approval; and

●	inability or unwillingness of medical investigators to follow our clinical protocols; or difficulty in maintaining contact with patients during or after treatment, which may result in incomplete data.

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

The FDA may issue a fast track designation to a product candidate if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a fast track product at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the FDA during product development. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the Biologic License Application (“BLA”) on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA. However, the FDA’s goal for reviewing a BLA fast track application under the Prescription Drug User Fee Act (“PDUFA”) does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

Risks Relating to the Psychedelic Therapy Market and Biotechnology Industry

Our business and prospects depend in part on continued favorable governmental policy toward psychedelic therapies, which is subject to political and administrative uncertainty and could change.

Recent improvements in the U.S. federal posture toward psychedelic therapies have been driven substantially by executive action and statements of current officials rather than by legislation. Public reporting has indicated differing views among senior federal health officials regarding the pace and appropriateness of accelerating this class of products. Governmental policy, agency leadership, enforcement priorities and the availability of expedited pathways may change, including as a result of changes in administration, and any reversal of, or failure to implement, the current favorable posture could adversely affect Psyence, the demand for and perception of psychedelic therapies generally, the trading price of Psyence’s securities, and Psyence’s ability to raise capital. Conversely, to the extent investor enthusiasm for the psychedelics sector is driven by these policy developments, any disappointment in their implementation could contribute to volatility in the price of Psyence’s securities that is unrelated to Psyence’s own clinical or operational progress.

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

Psyence will be further dependent, to an extent, on PsyLabs to maintain and defend the intellectual property currently being licensed to Psyence under the PsyLabs IP Agreement, and which is relevant for use in Psyence’s Phase IIb Study. Any failure on the part of PsyLabs to adequately maintain or defend its intellectual property will have a direct effect on the viability of Psyence’s Australian palliative care clinical trial initiatives.

Psyence’s strategy is to patent technologies with commercial potential in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the products or technologies Psyence is developing, such as in the areas of methods of treatment (which are not patentable in most jurisdictions).

The patent positions of pharmaceutical products are complex and uncertain. The scope and extent of patent protection for future product candidates are particularly uncertain. Protection of Psyence’s future product candidates will be sought in respect of, among other things, composition-of-matter for specific formulations, methods of use, and delivery mechanisms, bearing in mind that patent protection is not available for naturally derived psilocybin alone. If any of Psyence’s products are approved and marketed for an indication for which it does not have an issued or licensed patent, Psyence’s ability to use a patent to prevent a competitor from commercializing a non-branded version of its commercial products for that non-patented indication could be significantly impaired or even eliminated.

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

Specifically, our business and active Phase IIb Study is highly dependent on the PsyLabs IP Agreement with PsyLabs for the rights to NPX-5, which expires when terminated by the parties in accordance with a provision of the agreement and covers the Phase IIb Study, as well as the Phase III and commercialization phases which will follow therefrom. Until we develop our own product candidates, the termination, non-renewal or hinderance of use of the license granted under the PsyLabs IP Agreement could have a material adverse effect on our ability to develop our product candidates. Furthermore, following the completion of the Phase IIb Study, we may be required to enter into a further agreement with PsyLabs with respect to the supply and licensing of alternative drug product for use in our pivotal Phase III studies in palliative care, and there can be no guarantees that such agreements will be finalized. The Company continues to evaluate its bridging program into Phase III in this regard, which bridging program will require regulatory agency approval, and there can be no guarantees that such approvals will be obtained.

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

If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and diversion of management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

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

As part of its plan, we requested to be transferred from The Nasdaq Global Market to The Nasdaq Capital Market pursuant to a panel exception, effective November 15th, 2024. Furthermore, as previously announced, we obtained shareholder approval during the Annual Meeting held on November 12th, 2024, to effect a 75-for-1 share consolidation, which became effective on November 26, 2024, and we obtained stockholder approval during a Special Meeting held on April 16, 2025, to effect a 7.97-for-1 share consolidation, which became effective on May 5, 2025 and to effect a 6.25-for-1 share consolidation, which became effective on February 2, 2026, in each case to satisfy Nasdaq’s $1 minimum bid price requirement. There can be no assurance that any reverse share consolidation will produce a lasting increase in the trading price of the Common Shares; a reverse consolidation may be followed by further price declines and may reduce the liquidity and increase the volatility of the Common Shares.

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

An aggregate of 45,112 Common Shares are issuable upon exercise of warrants, including 3,169 Common Shares issuable upon exercise of Public Warrants, 153 Common shares issuable upon exercise of Private Warrants, 134 Common shares issuable upon exercise of Addendum Private Warrants, 20,075 Common Shares issuable upon exercise of Series A Warrants, 20,075 Common Shares issuable upon exercise of Series B Warrants, and 1,506 Common Shares Issuable upon exercise of the Placement Agent Warrants. These Public Warrants and Private Warrants are currently exercisable at an exercise price of $42,963.28 per share, the Addendum Private Warrants $1,867.97 per share, the Series A Warrants and Series B Warrants at $99.63 per Common Share, and the Placement Agent Warrants at $124.53 per Common Share and each contain 4.99% beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of outstanding Common Shares. To the extent such warrants are exercised, 45,112 additional Common Shares will be issued, representing approximately 1.18% of our current outstanding Common Shares and could result in dilution to the holders of Common Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Common Shares. Notwithstanding the foregoing, because the Nasdaq official closing price of our Common Shares was $3.09 on June 17, 2026, the Private Warrants and Public Warrants are currently “out-of-the-money” and it is unlikely that any of the Warrants will be exercised by holders anytime in the near future.

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

Furthermore, even after the Company no longer qualifies as an “emerging growth company,” as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, as described under “—The Company qualifies as a foreign private issuer …” below. As a result, the Company shareholders may not have access to certain information they deem important. The Company cannot predict if investors will find Common Shares less attractive because it relies on these exemptions. If some investors do find Common Shares less attractive as a result, there may be a less active trading market and share price for Common Shares may be more volatile.

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

As discussed above, the Company is a foreign private issuer and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to the Company on September 30, 2026. In the future, the Company would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, the Company could incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

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

The Company is a corporation incorporated under the laws of Canada, and conducts a majority of its operations through its subsidiaries outside the United States. Substantially all of the Company’s assets are located outside the United States. A majority of the Company’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise and it will be difficult to effect service of process within the United States upon the Company’s officers or directors, or enforce judgments obtained in United States courts against the Company’s officers or directors. Even if you are successful in bringing an action of this kind, the laws of Ontario could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

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

ITEM 4. INFORMATION ON THE COMPANY

The following terms, as used in this section shall have the following meanings:

AjD	Adjustment Disorder
API	Active Pharmaceutical Ingredient
NPX-5	Capsules containing 25mg naturally sourced psilocybin, being the product being used in Psyence’s Phase IIb Study
PEX010	Capsule containing 25mg naturally sourced psilocybin
Phase IIb Field of Use	Anxiety and depression, including associated ailments, such as PTSD, stress, grief, and AjD within the context of palliative care

A. Corporate History and Development

The Business Combination

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

Transaction Overview:

On January 25, 2024 (the “Closing Date”), the Company, a corporation organized under the laws of Ontario, Canada, completed the previously announced business combination (the “RTO Transaction”) as per the BCA. The parties involved in the BCA included:

-	PGI;

-	Newcourt Acquisition Corp., a Cayman Islands exempted company (“NCAC”);

-	Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“NCAC Sponsor”);

-	Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Psyence Group (“Merger Sub”);

-	Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”);

-	Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence Biomed II”);

-	Psyence Australia (Pty) Ltd (“Psyence Australia”)

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

Investment in Psyence Labs Ltd

During the year ended March 31, 2026, the Company made additional investment in PsyLabs to establish a multi-asset, vertically integrated biopharmaceutical platform focused on psychedelic-based therapeutics, with pharmaceutical-grade drug candidates manufactured through its investment in PsyLabs. During the fiscal year ended March 31, 2025, the Company acquired 1,000 shares of PsyLabs in exchange for 5,695 common shares of the Company, having an aggregate fair value of approximately $722,033, which was recorded as the cost of the investment. On April 15, 2025, the Company acquired an additional 250 PsyLabs shares for total cash consideration of $500,000, and on August 15, 2025, it acquired a further 1,750 PsyLabs shares for total cash consideration of $3,500,000, increasing its holding to 3,000 PsyLabs shares, or approximately 16.46% of PsyLabs’ outstanding shares. In February 2026, the Company exercised a put option and issued 1,146,159 of its common shares, having a fair value of approximately $2,934,167, to acquire an additional 2,900 PsyLabs shares, increasing its ownership to approximately 27.93%. As a result of acquiring significant influence, the Company has accounted for its investment in PsyLabs under the equity method as an investment in an associate from February 25, 2026. The carrying amount of the Company’s investment in PsyLabs as of March 31, 2026 was approximately $8,060,928. PsyLabs is a privately held company headquartered in the British Virgin Islands that focuses on the production of psychedelic active pharmaceutical ingredients and extracts, and is an affiliate of the Company.

Principal Capital Expenditures and Divestitures

The Company is a clinical-stage biopharmaceutical company and has not historically made material expenditures on property, plant and equipment. Since the beginning of the fiscal year ended March 31, 2024 through the date of this Report, the Company’s principal capital expenditures and divestitures have consisted principally of its acquisition of equity interests in, and licensing arrangements with, PsyLabs. and its affiliates, and the disposition of its prior licensing arrangement with Filament Health Corp. (“Filament”), as described below. The Company has not made any other individually material capital expenditures or divestitures, including any other material interests in other companies, during this period.

Disposition of Filament licensing arrangement.

In December 2022, the Company had entered into a royalty-bearing, binding term sheet with Filament for the worldwide right to commercialize Filament’s proprietary botanical drug candidate, PEX010, within the Company’s designated fields of use. On July 22, 2024, the parties entered into an addendum (the “Filament Addendum”), and the parties subsequently agreed to terminate the Filament term sheet and transition from PEX010 to PsyLabs’ NPX-5 as the product candidate used in the Company’s Phase IIb Study. The Company did not receive cash proceeds in connection with this disposition.

Capital Expenditures and Divestitures Currently in Progress; Geographic Distribution and Financing

As of the date of this Report, the Company’s principal capital expenditures currently in progress consist of the continued funding of its Phase IIb clinical trial in Australia, conducted through its Australian contract research organization, Southern Star Research Pty Ltd, and its Australian subsidiary, Psyence Australia (Pty) Ltd, together with its ongoing investment in and licensing arrangements with PsyLabs. These investments are located principally outside of Canada: the Company’s equity investment in PsyLabs relates to an entity domiciled in the British Virgin Islands, and the Company’s clinical-development expenditures are incurred principally in Australia. The Company has no material capital expenditures in progress within Canada, its country of incorporation.

The Company has financed these capital expenditures and investments through a combination of internal and external sources. The cash portions of the PsyLabs share acquisitions and the funding of the Company’s clinical-development activities have been financed from the Company’s available cash resources, which have been generated principally from sales of equity securities and convertible debt financings, while the February 2026 increase in the Company’s PsyLabs interest was financed through the issuance of the Company’s common shares rather than cash. The Company expects to finance its capital expenditures and investments currently in progress through its existing cash resources and, as needed, additional external financing. See “Item 3.D — Risk Factors” and “Item 5 — Operating and Financial Review and Prospects.”

Other Information

Our registered address and principal executive office is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1, and our telephone number is +1 (416) 477-1708.

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

B. Business Overview

The Company is a multi-asset, vertically integrated biopharmaceutical company focused on psychedelic-based therapeutics, with pharmaceutical-grade drug candidates manufactured through its investment in PsyLabs. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs and are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context.

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

NPX-5, capsules containing 25mg naturally sourced psilocybin, is being used in our Phase IIb Study, replacing PEX010 as the lead product candidate. Psyence has entered into the PsyLabs IP Agreement with PsyLabs, a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets, and the proprietary owner of NPX-5, for the licensing of NPX-5 with respect to Psyence’s designated fields of use: anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. See “— Licensing of PEX010 – Palliative Care” and “— Licensing of NPX-5 – Palliative Care” below.

We have contracted Southern Star Research, a full-service Australian CRO, to conduct the Phase IIb Study, which is a double-blind, randomized, low-dose controlled clinical trial to assess the efficacy and safety of NPX-5 in psilocybin-assisted psychotherapy for the treatment of AjD due to incurable cancer. Outsourcing the study to a CRO assists the company in operating in a more capital efficient manner without the overhead of handling in-house.

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

Phase IIb Study - Palliative Care Clinical Trial

On January 9, 2023, Psyence and iNGENū CRO Pty Ltd (“iNGENū”) signed a letter of intent to further develop Psyence’s licensed natural psilocybin drug product, starting with a Phase IIb Study in order to lead a pre-IND meeting with the FDA. In May 2025, the Company transferred all clinical trial execution duties from iNGENū to Southern Star Research and entered into a Master Services Agreement (the “MSA”) with Southern Star Research. Under the MSA, Southern Star Research will provide comprehensive CRO services for the Phase IIb Study.

The product to be used in this Phase IIb Study will be the proprietary botanical drug candidate NPX-5 (25mg), which Psyence sources from PsyLabs. The planned randomized double-blind study will evaluate the use of psilocybin-assisted psychotherapy versus psychotherapy alone and will test 87 patients utilizing the HAM - A scale as the primary endpoint, which is an FDA validated endpoint, and safety data will be collected throughout the study.

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

Licensing of PEX010 - Palliative Care

In April 2022, Psyence entered into a research licensing agreement with Filament for the licensing of PEX010 and its associated intellectual property, as well as for the supply of PEX010 for the specific intention of the clinical development of the product for use in palliative care patients (“Filament Research IP Agreement”). Pursuant to the Filament Research IP Agreement, Filament granted Psyence an irrevocable, royalty free, worldwide license (with the right to sub-license, subject to certain restrictions) to use and distribute PEX010 and certain related intellectual property (such as delivery mechanism, preparation methods and know-how) solely for use in connection with pre-clinical and clinical studies and trials to be conducted in Canada, the UK and world-wide in the treatment of anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. This license is granted in respect of the clinical trial phase of Psyence’s activities, specifically phase II clinical trials which consisted of the Phase IIb Study. The license was granted on an exclusive basis solely within the territory of the UK with respect to the designated fields of use, and Psyence had a right of first refusal to extend its exclusive license beyond the territory of the UK. Psyence did not have any rights to use PEX010 for any profit-making or commercial purposes under the Filament Research IP Agreement. Any results of testing, research, conduct of and any information derived from the clinical studies and trials using PEX010 became the sole property of Psyence. Under the Filament Research IP Agreement, Filament was entitled to receive milestone payments of up to CAD$250,000 in aggregate based on four distinct phase II clinical trial milestones to be achieved by Psyence. If Psyence were to pursue a second or multiple indications, such aggregate milestone payments would have been increased accordingly. For the year ended March 31, 2024, Psyence incurred $167,306 costs under the Filament Research IP Agreement related to milestone payments, which was accounted for as research and development costs.

In addition to the licensing rights described above, Filament undertook to support Psyence’s clinical trial efforts through the supply of the required quantities of PEX010 to Psyence, for no additional charge, based on Psyence’s good faith forecasts of its needs. Filament also committed to the creation and provision of such information, assistance and support for the execution of the dossiers, IMBP and other documents required to conduct Psyence’s clinical trials in accordance with the trial schedules. The license term was 5 years, expiring in April 2027. On July 22, 2024, the parties concluded an addendum to the Filament Research IP Agreement (“Filament Addendum”) whereby Filament undertook to provide a sufficient supply of PEX010 to Psyence in order to facilitate the substitution of an alternative drug candidate for use in Phase III trials and for commercialization purposes following the conclusion of the Phase IIb Study, however the parties later agreed to transition to NPX-5 as part of the Phase IIb Study.

In December 2022, Psyence entered into a royalty-bearing, binding term sheet for the commercial licensing of intellectual property (with the right to sub-license) from Filament, which was subject to the terms of a definitive license agreement, and which granted Psyence the worldwide right to commercialize PEX010 within the designated fields of use, being anxiety and depression, including associated ailments, such as PTSD, stress, grief, and adjustment disorder within the context of palliative care. The term sheet remained subject to further negotiations between the parties and the execution of a subsequent definitive agreement within a predefined time period. Following further discussions, Psyence and Filament mutually agreed to terminate the term sheet by way of the Filament Addendum, whereafter Psyence transitioned to an alternative supplier, PsyLabs for purposes of the ongoing Phase IIb Study.

Psyence has successfully negotiated and executed supply agreements and licensing agreements for the use of PsyLabs’ intellectual property within the Phase IIb Field of Use and indications of AUD and other SUDs respectively. See “— Licensing of NPX-5 – Palliative Care” and — Licensing of additional API for use in AUD and SUD”.

Psyence has not performed any pre-clinical or clinical trials on PEX010 or NPX-5. NPX-5 is manufactured by or on behalf of PsyLabs in accordance with applicable quality standards for the intended stage of development and proposed clinical or authorised patient-access use. PsyLabs has not yet completed pre-clinical or clinical trials on NPX-5. In December 2025, the Bellberry Human Research Ethics Committee (“HREC”) formally approved the use of PsyLabs’ NPX-5 in Psyence’s ongoing Phase IIb study evaluating psilocybin-assisted psychotherapy for Adjustment Disorder in patients with cancer.

Licensing of NPX-5 - Palliative Care

As stated above, Psyence has transitioned to NPX-5 as part of the ongoing Phase IIb Study. In December 2025, the Company entered into an exclusive (with respect to the territory of Australia), royalty-bearing IP licensing agreement with PsyLabs, in terms of which PsyLabs will supply the Company with pharmaceutical-grade, GMP-compliant, nature-derived (non-synthetic) psilocybin for use in the Phase IIb Study, future clinical trials, and eventual commercialization in the Phase IIb Field of Use (“PsyLabs IP Agreement”).

The license was granted on an exclusive basis solely within the territory of Australia with respect to the Phase IIb Field of Use, however Psyence has a right of first refusal to extend its exclusive license beyond the territory of Australia. Any results of testing, research, conduct of and any information derived from the clinical studies and trials using NPX-5 shall become the sole property of Psyence. Under the PsyLabs IP Agreement, PsyLabs is entitled to receive milestone payments of up to $95,000 in aggregate based on two distinct phase II clinical trial milestones, up to $876,000 in aggregate based on two distinct commercialization milestones in respect of the first marketing approval permitting commercial sales and up to $584,000 in aggregate based on two distinct commercialization milestones in respect of any other marketing approval permitting commercial sales thereafter, as achieved by Psyence. For the year ended March 31, 2026, Psyence incurred $75,000 costs under the PsyLabs IP Agreement related to milestone payments, which was accounted for as research and development costs.

Licensing of additional API for use in AUD and SUD

In September 2024, the Company entered into an exclusive, royalty-bearing IP licensing agreement with PsyLabs, following an initial investment whereby the Company acquired a minority stake in PsyLabs. Under the terms of this agreement, PsyLabs will supply the Company with pharmaceutical-grade, EU-GMP, nature-derived (non-synthetic) psilocybin for use in future clinical trials and eventual commercialization in SUD, including AUD.

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

These exclusive partnerships further strengthens the Company’s integrated development strategy, ensuring access to high-quality psychedelic compounds to support its growing clinical pipeline and diversification into multiple therapeutic areas.

Relationships with Third Parties

Psyence’s Australian-based research and development will be conducted by its CRO partner, Southern Star Research, in Australia. As stated above, PsyLabs’ NPX-5 will serve as the product candidate under investigation during the Phase IIb Study.

Psyence’s R&D capabilities

Psyence’s Global Head of Clinical Development (Dr. Neil Maresky) and Scientific Advisor (Dr. Clive Ward-Able) are both medically trained physicians with close to 60 years of experience between them within the pharmaceutical industry related to R&D and the commercialization of new products. This experience provides the foundations for an excellent understanding of the clinical development, regulatory and commercialization needs of various pharmaceutical markets to design the optimal development program.

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

Psyence does not currently hold any patents. Psyence will be dependent, to an extent, on PsyLabs to maintain and defend the intellectual property currently being licensed to Psyence under the PsyLabs IP Agreement, which is relevant for use in Psyence’s Phase IIb Study.

Competitive Environment

There are currently no pharmaceutical agents with FDA regulatory approval for the treatment of AjD within palliative care or any other arena. The current treatment of AjD is empirical, with either psychotherapy or off-label pharmacological agents, such as anti-depressants or anxiolytics, or a combination of both.

We believe that the competitive landscape analysis of other commercial psychedelic-assisted treatments in clinical trials strongly suggests that Psyence’s clinical asset has a first-mover advantage in both the palliative care and cancer-related AjD market upon approval. NPX-5 and its associated IP has been licensed to Psyence, giving it exclusivity for the Phase IIb Field of Use in Australia for R&D and commercialization purposes. Psyence plans to expand their targeted indication of cancer-related AjD to address different types of AjD and other secondary indications both in a palliative and non-palliative context.

In 2019, the FDA designated psilocybin therapy as “breakthrough therapy” for the treatment of severe depressive disorder. This precedent provides the possibility that psilocybin-based drug candidates, such as NPX-5, may be eligible for a number of processes that could result in expedited marketing approval of such psilocybin-based drug candidates, such as Fast Track, Accelerated Approval, Priority Review and Breakthrough Status. Breakthrough therapy designation is intended to expedite the development and review of drugs for serious or life-threatening conditions. The criteria for breakthrough therapy designation require preliminary clinical evidence that demonstrates the drug may have substantial improvement on at least one clinically significant endpoint over available therapy.

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

Business Objectives

Psyence intends to further expand the development of its product candidates for additional indications. While Psyence’s initial focus will be on the development of NPX-5 for the treatment of AjD in patients with a recent diagnosis of cancer in its Phase IIb Study, indication expansion will focus on other causes of AjD potentially leading to an increased opportunity within the indication. Further indications will be considered once the AjD program is ongoing in areas such as AUD and other SUDs and potentially with the use of other in-licensed candidates, however no such agreements have been reached at this stage.

Psyence’s Psilocybin Asset

In order to accelerate clinical development of a palliative care, psilocybin-based asset, Psyence had initially licensed Filament’s proprietary botanical drug candidate, PEX010, and its associated IP, however Psyence has now transitioned to NPX-5 as part of the Phase IIb Study. PsyLabs has developed innovative technology to extract and standardize stable doses of natural compounds from mushrooms. In December 2025 the HREC formally approved the use of PsyLabs’ NPX-5 in Psyence’s ongoing Phase IIb Study. Pursuant to the PsyLabs IP Agreement, Psyence will own all the data, results of testing, research, any information and any other IP derived or arising from any clinical trials, with the exclusion of IP related to the manufacture, processing or production of the PsyLabs input material, which will vest in PsyLabs.

NPX-5 is a pharmaceutical-grade, natural psilocybin drug candidate. It consists of five oral capsules containing 5mg of naturally derived psilocybin each (totaling 25mg of naturally derived psilocybin). NPX-5 will be used as an adjunct to psychotherapy for the treatment of AjD due to an incurable cancer diagnosis versus psychotherapy alone within a palliative care context.

Description of NPX-5

NPX-5 is extracted and purified from the psilocybes species of mushroom. Psilocybin is rapidly metabolized in the body to form psilocin, a psychoactive molecule. There has recently been a resurgence in the study of the use of psychedelics in a multitude of potential indications such as depression, anxiety disorders, PTSD, addictions and within palliative care, which is the focus area for Psyence’s development of NPX-5.

As part of the ongoing Phase IIb Study, NPX-5 is being tested in patients with a recent cancer diagnosis and who have developed AjD which can severely affect their quality of life as well as those closely related to them.

Oral psilocybin has about a 50% bioavailability and psilocin is detectable in plasma within 15 minutes of administration of the parent compound.1, 2 The half-life of psilocin in blood is 2-3 hours. Onset of noticeable psychoactive effects for a 25 mg dose typically occur within one hour, peaks at two hours after a dose and finishes at six hours after the dose.

The investigational medicinal product, NPX-5, is an oral capsule containing a naturally derived Psilocybe cubensis mushroom extract standardized for psilocybin content. Psilocybin is chemically described as 4-phosphoryloxy-N,N-dimethyltryptamine (4-PO-DMT). Each NPX-5 capsule is formulated to contain 5 mg of psilocybin, together with appropriate excipients, in a hydroxypropyl methylcellulose capsule shell.

Indication and Treatments

Adjustment Disorder

Incurable cancer is predictably associated with challenges and burdens that may lead to symptoms of depression, demoralization, and fears of suffering, dependency, and mortality.3 Up to 50% of individuals with advanced cancer report symptoms that are sufficiently severe to reach clinical levels, exacerbating physical symptoms and impairing quality of life.4, 5 Multiple physical symptoms, dramatic alteration in support needs and personal relationships, difficulty navigating a complex health care system, and the threat of impending mortality all may constitute pathways to distress.6

AjD is defined in International Classification of Diseases 11th Revision (ICD-11) as a maladaptive reaction, which usually emerges within one month of a significant life-stressor, such as illness, family or partnership problems, job-related issues, or financial difficulties. 7 There are two core categories of symptoms that characterize AjD: a preoccupation with the stressor or its consequences, and failure to adapt. Preoccupation includes recurring distressing thoughts about the stressor, constant worry, and rumination. Failure to adapt describes a generalized stress-response (e.g., sleep disturbances or concentration problems) that results in significant impairment in social, interpersonal, occupational, educational, or other significant areas of functioning

AjD is also defined in the Diagnostic and Statistical Manual of Mental Disorders (DSM) diagnostic criteria,8 and while there is great overlap with the definition and symptomatology compared to the ICD 11 classification, the DSM definition separates AjD into 6 different subtypes, Both the ICD and DSM have had substantial impact on global psychiatric practice and research. While the DSM has been used more often in research around the world,9 a study of nearly 5,000 psychiatrists in 44 countries demonstrated that the majority of psychiatrists outside the U.S. utilize ICD classifications in their daily clinical practice.10 The DSM-5 conceptualizes AjD as a stress-related syndrome in a separate chapter of “Trauma and Stress Related Disorders”,11 representing the most significant change from DSM-IV.12 However, the current diagnostic construct is crucially dependent on an exclusion criterion, so that a diagnosis of AjD is rarely applicable when another mental disorder is present.

[1]	Brown RT, Nicholas CR, Cozzi NV, Gassman MC, Cooper KM, Muller D, et al. Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clin Pharmacokinet. 2017;56:1543–1554.
[2]	Hasler F, Bourquin D, Brenneisen R, Bär T, Vollenweider FX. Determination of psilocin and 4-hydroxyindole-3-acetic acid in plasma by HPLC-ECD and pharmacokinetic profiles of oral and intravenous psilocybin in man. Pharm Acta Helv. 1997;72:175 – 184.
[3]	Lo C, Zimmermann C, Rydall A, Walsh A, Jones JM, Moore MJ, et al. Longitudinal study of depressive symptoms in patients with metastatic gastrointestinal and lung cancer. J Clin Oncol. 2010;28:3084 – 3089.
[4]	Hopwood P, Stephens RJ. Depression in patients with lung cancer: prevalence and risk factors derived from quality-of-life data. J Clin Oncol. 2000;18:893 – 903.
[5]	Delgado-Guay M, Parsons HA, Li Z, Palmer JL, Bruera E. Symptom distress in advanced cancer patients with anxiety and depression in the palliative care setting. Support Care Cancer. 2009;17:573 – 579.
[6]	Rodin G, Lo C, Mikulincer M, Donner A, Gagliese L, Zimmermann C. Pathways to distress: the multiple determinants of depression, hopelessness, and the desire for hastened death in metastatic cancer patients. Soc Sci Med. 2009;68:562 – 569.
[7]	Maercker A, Brewin CR, Bryant RA, Cloitre M, van Ommeren M, Jones LM, et al. Diagnosis and classification of disorders specifically associated with stress: proposals for ICD-11. World Psychiatry. 2013;12:198 – 206.
[8]	Casey P, Doherty A. AjD: implications for ICD-11 and DSM-5. Br J Psychiatry. 2012;201:90 – 92.
[9]	Clark LA, Cuthbert B, Lewis-Fernández R, Narrow WE, Reed GM. Three Approaches to Understanding and Classifying Mental Disorder: ICD-11, DSM-5, and the National Institute of Mental Health’s Research Domain Criteria (RDoC). Psychol Sci Public Interest. 2017;18:72 – 145.
[10]	Reed GM, Mendonça Correia J, Esparza P, Saxena S, Maj M. The WPA-WHO Global Survey of psychiatrists’ attitudes towards mental disorders classification. World Psychiatry. 2011;10:118 – 131.
[11]	Kangas M. DSM-5 Trauma and Stress-Related Disorders: Implications for Screening for Cancer-Related Stress. Front Psychiatry. 2013;4:122.
[12]	Strain JJ, Friedman MJ. Considering AjDs as stress response syndromes for DSM-5. Depress Anxiety. 2011;28:818 – 823.

Treatment Plans

Traditional Treatments

Evidence suggests that addressing psychosocial, emotional, and physical symptoms early in the cancer trajectory, through such steps as palliative care or psychological interventions, may positively influence survival outcomes.13,14,15,16 Comorbid depression with cancer leads to worsened quality of life, increased sensitivity to pain, difficulties with treatment, communication difficulties, caregiver burnout, increased risk of suicide, longer periods of hospitalization, and a reduced expectation of survival.17,18,19,20,21 The National Institute for Clinical Excellence Palliative Cancer Care Guidelines22  recommend that if experiencing more severe types of psychological distress — which would include moderate to severe AjD — patients should be offered specialist psychological interventions such as psychotherapy, including cognitive behavioral therapy (“CBT”).

[13]	Temel JS, Greer JA, Muzikansky A, Gallagher ER, Admane S, Jackson VA, et al. Early palliative care for patients with metastatic non-small-cell lung cancer. N Engl J Med. 2010;363:733 – 742.
[14]	Bakitas MA, Tosteson TD, Li Z, Lyons KD, Hull JG, Li Z, et al. Early Versus Delayed Initiation of Concurrent Palliative Oncology Care: Patient Outcomes in the ENABLE III Randomized Controlled Trial. J Clin Oncol. 2015;33:1438 – 1445.
[15]	Giese-Davis J, Collie K, Rancourt KMS, Neri E, Kraemer HC, Spiegel D. Decrease in depression symptoms is associated with longer survival in patients with metastatic breast cancer: a secondary analysis. J Clin Oncol. 2011;29:413 – 420.
[16]	Spiegel D, Giese-Davis J. Depression and cancer: mechanisms and disease progression. Biol Psychiatry. 2003;54:269 – 282.
[17]	Skarstein J, Aass N, Fosså SD, Skovlund E, Dahl AA. Anxiety and depression in cancer patients: relation between the Hospital Anxiety and Depression Scale and the European Organization for Research and Treatment of Cancer Core Quality of Life Questionnaire. J Psychosom Res. 2000;49:27 – 34.
[18]	Depression as a predictor of disease progression and mortality in cancer patients: a meta-analysis. Centre for Reviews and Dissemination (UK); 2009.
[19]	Prieto JM, Blanch J, Atala J, Carreras E, Rovira M, Cirera E, et al. Psychiatric morbidity and impact on hospital length of stay among hematologic cancer patients receiving stem-cell transplantation. J Clin Oncol. 2002;20:1907 – 1917.
[20]	Misono S, Weiss NS, Fann JR, Redman M, Yueh B. Incidence of suicide in persons with cancer. J Clin Oncol. 2008;26:4731 – 4738.
[21]	Colleoni M, Mandala M, Peruzzotti G, Robertson C, Bredart A, Goldhirsch A. Depression and degree of acceptance of adjuvant cytotoxic drugs. Lancet. 2000;356:1326 – 1327.
[22]	Nice N. Improving supportive and palliative care for adults with cancer. London: NICE. 2004. 2004.

Psilocybin-assisted psychotherapy

CBT has been shown to improve anxiety in patients diagnosed with incurable cancer, but appears to be less effective at improving depressive symptoms.23 Several recently published trials have examined the efficacy of psilocybin, a classic serotonergic psychedelic drug that induces its acute subjective effects through the agonism of serotonin 2A (5-HT2A) receptors, to treat depression and anxiety in patients with life -threatening cancer, amongst other psychiatric conditions.24,25,26,27 Psilocybin-assisted psychotherapy is a course of therapy involving single or multiple sessions in which a dose of psilocybin is administered in conjunction with psychotherapy, delivered by a suitably trained therapist in a controlled setting. This intervention consists of three therapy stages: (1) preparation, (2) dosing session(s), and (3) integration, which allow for a more patient-centric approach compared to other therapy models. The pharmacological effects of psilocybin, in synergy with the psychotherapy, are considered to give rise to increased neuroplasticity, which facilitates rapid and deep psychological transformation that may accelerate and augment the effects of the psychotherapy process.27

PAP has been demonstrated in various academic studies to cause expeditious, substantial, and sustained improvements in cancer-related anxiety and depression, existential distress, quality of life, and orientation toward death.25,26 For example, in an academic study 15 of 29 patients with cancer-related depression and anxiety, at the 6.5-month follow up, psilocybin was associated with enduring anxiolytic and anti-depressant effects (approximately 60-80% of participants continued with clinically significant reductions in depression or anxiety respectively), sustained benefits in existential distress and quality of life, as well as improved attitudes towards death.28 In another study of 51 patients,25 similar results were reported. At 6-month follow-up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. Participants attributed improvements in attitudes about life/self, mood, relationships, and spirituality to the “high” experience resulting from the psilocybin, with over 80% endorsing moderately or greater increased well-being/life satisfaction.29,30,31,32,33,34,35

[23]	Hayes SC, Luoma JB, Bond FW, Masuda A, Lillis J. Acceptance and commitment therapy: model, processes and outcomes. Behav Res Ther. 2006;44:1 – 25.
[24]	Carhart-Harris R, Giribaldi B, Watts R, Baker-Jones M, Murphy-Beiner A, Murphy R, et al. Trial of Psilocybin versus Escitalopram for Depression. N Engl J Med. 2021;384:1402 – 1411.
[25]	Grob CS, Danforth AL, Chopra GS, Hagerty M, McKay CR, Halberstadt AL, et al. Pilot study of psilocybin treatment for anxiety in patients with advanced-stage cancer. Arch Gen Psychiatry. 2011;68:71 – 78.
[26]	Griffiths RR, Johnson MW, Carducci MA, Umbricht A, Richards WA, Richards BD, et al. Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial. J Psychopharmacol. 2016;30:1181 – 1197.
[27]	Brouwer A, Carhart-Harris RL. Pivotal mental states. J Psychopharmacol. 2021;35:319 – 352.
[28]	Agin-Liebes GI, Malone T, Yalch MM, Mennenga SE, Ponté KL, Guss J, et al. Long-term follow-up of PAP for psychiatric and existential distress in patients with life-threatening cancer. J Psychopharmacol. 2020;34:155 – 166.
[29]	Carhart-Harris RL, Bolstridge M, Rucker J, Day CMJ, Erritzoe D, Kaelen M, et al. Psilocybin with psychological support for treatment-resistant depression: an open-label feasibility study. Lancet Psychiatry. 2016;3:619 – 627.
[30]	Carhart-Harris RL, Bolstridge M, Day CMJ, Rucker J, Watts R, Erritzoe DE, et al. Psilocybin with psychological support for treatment-resistant depression: six-month follow-up. Psychopharmacology. 2018;235:399 – 408.
[31]	Davis AK, Barrett FS, May DG, Cosimano MP, Sepeda ND, Johnson MW, et al. Effects of PAP on Major Depressive Disorder: A Randomized Clinical Trial. JAMA Psychiatry. 2021;78:481 – 489.
[32]	Bogenschutz MP, Forcehimes AA, Pommy JA, Wilcox CE, Barbosa PCR, Strassman RJ. Psilocybin- assisted treatment for alcohol dependence: a proof-of-concept study. J Psychopharmacol. 2015;29:289 – 299.
[33]	Johnson MW, Garcia-Romeu A, Cosimano MP, Griffiths RR. Pilot study of the 5-HT2AR agonist psilocybin in the treatment of tobacco addiction. J Psychopharmacol. 2014;28:983 – 992.
[34]	Moreno FA, Wiegand CB, Taitano EK, Delgado PL. Safety, tolerability, and efficacy of psilocybin in 9 patients with obsessive-compulsive disorder. J Clin Psychiatry. 2006;67:1735 – 1740.
[35]	Griffiths RR, Johnson MW, Carducci MA, Umbricht A, Richards WA, Richards BD, et al. Psilocybin produces substantial and sustained decreases in depression and anxiety in patients with life-threatening cancer: A randomized double-blind trial. J Psychopharmacol. 2016;30:1181 – 1197.

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

Classic psychedelics, a term referring to naturally-derived psychedelics including mescaline, lysergic acid diethylamide and psilocybin, all share a common mechanism of action via the serotonergic pathways. Psilocybin is a prodrug that, when ingested, is metabolized into the psychoactive compound psilocin. Psilocin acts as a partial agonist at the serotonergic 5-HT2A receptor, and research has demonstrated that activation of the 5-HT2A receptor subtype is integral to the mechanism of action leading to subjective psychedelic experience.36,37,38,39,40

The pharmacological effects of psilocybin, in synergy with psychotherapy, are considered to give rise to increased neuroplasticity and create a ‘pivotal mental state,’ which facilitates rapid and deep psychological transformation that may accelerate and augment the effects of the psychotherapy process.27 This is thought to underlie the transdiagnostic efficacy of PAP for a wide range of difficult to treat psychiatric conditions, including treatment-resistant depression, PTSD, substance use disorders, psychological distress with a life-threatening illness and obsessive-compulsive disorder.

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

[36]	Willins DL, Meltzer HY. Direct injection of 5-HT2A receptor agonists into the medial prefrontal cortex produces a head-twitch response in rats. J Pharmacol Exp Ther. 1997;282:699 – 706.
[37]	Glennon RA, Teitler M, Sanders-Bush E. Hallucinogens and serotonergic mechanisms. NIDA Res Monogr. 1992;119:131 – 135.
[38]	Vollenweider FX, Vollenweider-Scherpenhuyzen MF, Bäbler A, Vogel H, Hell D. Psilocybin induces schizophrenia-like psychosis in humans via a serotonin-2 agonist action. Neuroreport. 1998;9:3897 – 3902.
[39]	Ray TS. Psychedelics and the human receptorome. PLoS One. 2010;5:e9019.
[40]	González-Maeso J, Weisstaub NV, Zhou M, Chan P, Ivic L, Ang R, et al. Hallucinogens Recruit Specific Cortical 5-HT2A Receptor-Mediated Signaling Pathways to Affect Behavior. Neuron. 2007;53:439 – 452.

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

Psilocybin Related Adverse Events by Incidence (at 25 mg)

Common > 20%	Less common < 15%	Rare < 2%
1)	1)	1)

Increased anxiety, particularly at the onset of the drug effects	Paranoia or suspiciousness.	HPPD/flashbacks

2)	2)	2)

Mild-moderate increase in heart rate	Nausea	Worsening of mental state after the drug experience

3)	3)

Visual hallucinations	Dizziness

4)	4)

Transient headaches, lasting for one to two days (maximum) post-dosing	A ‘bad trip’ i.e. negative thoughts and mood during the acute drug effects

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

The final business model for the provision of NPX-5 will depend on a number of aspects, including the final outcomes of the studies, the indication(s) that will be allowed by the regulatory agencies and the state of the environment and market to provide psychedelic therapy at the time of approval. It is expected that the number of clinics available to be able to provide PAP will increase dramatically once the first psychedelic is approved for any indication.

Our possible business models will take into consideration of whether to merely supply NPX-5 for clinics to administer, through including a premium price for the intellectual property of a proprietary PAP, to enter into partnerships with clinics to administer PAP, or even to own dedicated clinics for administration of PAP.

The target audience for the initial indication will be oncology sites, including their oncologists and other health care professionals to create awareness of the effectiveness of PAP for cancer patients who have AjD. The principal marketing message will be to offer patients a better quality of life for their remaining years with a single administration of NPX-5 within a PAP. It has been shown that patients in palliative care who are less anxious or depressed utilize fewer healthcare resources, which is an aspect that will help justify the costs of the PAP.

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

In April 2026, US President Donald Trump signed an executive order easing restrictions on mental health treatments, including ibogaine, to accelerate research and approval of psychedelic-based therapies for conditions such as PTSD, depression, and addiction. Signed on April 18, 2026, the order directs the FDA to issue Commissioner's National Priority Vouchers to psychedelic drugs that have received Breakthrough Therapy designation, aiming to expedite the FDA's review process for qualifying treatments. It also directs the FDA and DEA to establish a Right to Try pathway allowing eligible patients to access investigational psychedelic drugs, including ibogaine, that are under FDA review. Separately, the order allocates US$50 million in US Department of Health and Human Services funding to match state-level investments in psychedelic research, a provision widely seen as responding to Texas's state-funded ibogaine research program. Psychedelics such as ibogaine and psilocybin remain federally classified as Schedule I substances, and the order does not itself reschedule them or lower the evidentiary bar the FDA requires for approval.

C. Organizational Structure

The information set forth above in Item 4. A. is incorporated herein by reference.

D. Property, Plants and Equipment

Headquarters and Operational Office

Psyence’s headquarters address is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, M5H 2K1, Canada. The Company has an operational office in South Africa at Building #4, Riverlands Mall, Podium Level, 51 Gogosoa St, Observatory, Cape Town, 7935.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Psyence Biomedical and its subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical condensed consolidated audited financial statements for the years ended March 31, 2026, March 31, 2025 and March 31, 2024 and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

The numbers presented here are presented in USD.

Overview

Psyence Biomedical Ltd. (the “Company” or “PBM”) is a multi-asset, vertically integrated biopharmaceutical company focused on psychedelic-based therapeutics, with pharmaceutical-grade drug candidates manufactured through its investment in PsyLabs. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs and are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context.

Operating Results

Sales and marketing costs

For the year ended March 31, 2026, the Company incurred sales and marketing expenses of $218,485 (2025 - $483,530; 2024 – $80,603). The decrease in the current year reflects a reduction in investor relations spend and marketing activities compared to the levels incurred during the year following the Company’s listing on the NASDAQ in January 2024.

Research and development expenses and cash rebate

For the year ended March 31, 2026, the Company incurred research and development expenses of $1,466,653, compared to $342,168 for the year ended March 31, 2025 and $954,593 for the year ended March 31, 2024. These costs consisted of $1,384,557 in the current year (March 31, 2025 - $237,168, March 31, 2024 - $954,593) incurred in relation to the clinical trial, $75,000 (March 31, 2025 - $105,000, March 31, 2024 - $167,306) in licensing fees, and $7,096 for general research (March 31, 2025 - $nil, March 31, 2024 - $1,567).

The significant year-over-year increase reflects accelerated activity in the Company’s clinical trial program for the treatment of adjustment disorder in palliative care patients, including expanded site costs, patient enrollment costs, and study management expenses under the new contract research organization (CRO).

For the year ended March 31, 2026, the Company received $292,247 as a R&D rebate, March 31, 2024, the Company received its first R&D rebate from the Australian Tax Office (ATO), amounting to $879,344, recognized as other income. This rebate represented 43.5% of the qualifying R&D expenditure incurred in Australia during the period. No R&D rebate was received for the year ended March 31, 2025, as clinical trial expenditure in Australia was lower compared to the prior year, resulting in reduced qualifying costs for the rebate. The Company anticipates R&D expenditure will continue to increase in future periods as the clinical trial advances toward its primary endpoints and additional trial sites are activated.

General and administration costs

For the year ended March 31, 2026, the Company incurred general and administrative expenses of $892,264, compared to $1,209,847 for the year ended March 31, 2025 and $557,904 for the year ended March 31, 2024.

The decrease in general and administrative expenses in the current year compared to the year ended March 31, 2025 is predominantly due to significant one-time costs in the prior year associated with establishing the infrastructure and compliance requirements of a newly U.S.-listed public company. Key drivers of the reduction include lower payroll and related costs, reduced regulatory and compliance fees, and the implementation of cost reduction measures across operational support functions. The Company expects general and administrative costs to stabilise at current levels as the corporate infrastructure established following the NASDAQ listing matures, though costs may increase in line with the growth of the Company’s operations.

Professional and consulting fees

For the year ended March 31, 2026, the Company incurred professional and consulting fees of $3,654,843, compared to $1,623,209 for the year ended March 31, 2025 and $1,158,484 for the year ended March 31, 2024.

The increase in professional and consulting fees during the current year was primarily driven by higher legal costs and consultant costs. Consulting fees amounted to $2,212,320 (2025 – $928,055; 2024 – $848,955), with the increase in the current year due to a one-off no-fault termination payment, share-based compensation, bonuses paid to key consultants and an employee moving to a consultancy contract. Legal fees increased significantly to $1,279,204 (2025 – $507,692; 2024 – $105,962), driven by the external legal work involved with the KAOS Group shareholder dispute, ongoing securities-related legal work, corporate governance matters, and transactional support. Accounting and audit fees totaled $163,319 (2025 – $187,462; 2024 – $203,567), a decrease reflecting reduced regulatory filings and efficiency in the audit process. The Company expects professional and consulting fees to normalize in future periods as one-off legal shareholder dispute and no-fault termination payment costs from the current year are not expected to recur.

Other Gains and Losses

For the year ended March 31, 2026, the Company earned interest income of $263,370, compared to $95,787 and $2,134 for the years ended March 31, 2025 and 2024, respectively. The increase in interest income during the current year was driven by higher cash balances resulting from equity financings completed during the period.

The Company recorded a foreign exchange loss of $1,144 in 2026, compared to a loss of $7,317 in 2025 and a loss of $2,696 in 2024. Fluctuations in foreign exchange rates during the year impacted the translation of foreign currency denominated cash and liabilities.

During the year the Company entered into a settlement agreement with KAOS Capital Ltd. and Adam Arviv (the “KAOS Group”) to resolve a shareholder dispute arising from allegations made in January 2026. The Company, its Board of Directors, and officers denied all allegations and any associated liability. Under the terms of the settlement, the Company paid US$1,500,000 to the KAOS Group and facilitated the purchase of all 50,220 common shares held by the KAOS Group at US$5.00 per share (US$251,110) by a third party through a loan advanced to a third party. In exchange, the KAOS Group withdrew its allegations and provided a full mutual release of all claims, together with customary standstill and non-disparagement undertakings for a three-year period ending February 9, 2029. The total net settlement expense of $1,500,000 was recognized in the year ended March 31, 2026 and is presented as Other Expense in the consolidated statements of net income/(loss).

Investment in Psyence Labs

During the year ended March 31, 2026, the Company significantly expanded its investment in PsyLabs, a British Virgin Islands-based company focused on the production of psychedelic active pharmaceutical ingredients. The Company acquired additional shares for total cash consideration of $4,000,000 (250 shares in April 2025 for $500,000 and a further 1,750 shares in August 2025 for $3,500,000), bringing its total holding to 3,000 shares (16.46%). In February 2026, the Company exercised a put option and issued 1,146,159 common shares at a fair value of $2,934,167 to acquire a further 2,900 PsyLabs shares, increasing its ownership to 27.93%. This level of ownership conferred significant influence, and from February 25, 2026 the investment has been accounted for under the equity method as an investment in associate in accordance with IAS 28.

The carrying amount of the investment at March 31, 2026 was $8,060,928, reflecting the initial carrying amount of $8,106,167 less the Company’s share of PsyLabs’ net loss of $45,239 from the date of acquisition of significant influence. During the prior year the Company’s investment of 1,000 shares in PsyLabs was valued at $745,000 based on independent third-party transactions.

Fair value movements

Convertible note

During the prior year ended March 31, 2025, the Company recognized a total fair value gain of $5,052,708 related to its convertible note liability, compared to a fair value loss of $5,157,397 in the March 31, 2024 year ended. The gain reflects changes in the fair value of the liability as a result of market conditions, extinguishment terms, and conversion into common shares.

As part of the extinguishment of the convertible notes in the prior year, the Company entered into amendments and a termination agreement with the investor, resulting in the issuance of additional shares and warrants. The fair value of these instruments, totaling $1,695,080, was recorded as an expense in profit or loss. After accounting for this expense, the net fair value gain recognized in profit or loss was $3,357,628 for the prior year.

The full conversion and termination of the Company’s convertible note obligations occurred during the prior financial year.

Promissory Notes

During the prior year ended March 31, 2025, the Company fully extinguished its convertible promissory notes issued to Psyence Group Inc. and the NCAC Sponsor. These notes were originally issued in January 2024 for a combined principal of $3.2 million and classified as financial liabilities at fair value through profit or loss (FVTPL) due to variable conversion features. Both notes were converted into common shares during the prior year under debt-for-equity agreements, including additional shares issued under make-whole provisions.

As a result of these conversions in the prior year, the Company recognized a total fair value gain of $705,565 in profit or loss—$327,668 on the PGI note and $377,897 on the NCAC note. The fair value of the notes was reduced to nil at March 31, 2025 (2024 – $2,790,492), reflecting the full settlement of these liabilities.

Liquidity and Capital Resources

Since incorporation, the Company has financed its operations through shareholder investments, a loan facility secured against its expected Australian Tax Office (ATO) R&D rebate, and the rebate itself. The Company’s primary uses of liquidity include funding scientific research, clinical studies, general and administrative costs including salaries and professional and consulting fees.

As of March 31, 2026, the Company had a cash balance of $7,491,954 and a positive working capital position of $8,487,385 compared to a cash balance of $6,171,130 and working capital of $5,965,908 as of March 31, 2025. In the Company’s opinion, the working capital is sufficient for the Company’s present requirements.

The Company’s ability to continue funding its operations and meet planned expenditures depends on various factors, including economic conditions, access to capital markets, regulatory developments, and other factors beyond its control.

The Company’s current obligations include funding commitments for its Phase IIb Study. These are expected to be met using existing cash and cash equivalents; however, the Company remains subject to risks, including the potential inability to raise additional funds through equity, debt, or other financing to meet its development plans, operating requirements, and liabilities as they become due.

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

The Company’s primary capital needs include funding research and development, clinical trials, staffing, professional and consulting fees, and general working capital. Access to future financing remains uncertain and may not be available on terms as favorable as those previously secured.

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

D. Trend Information

The Company is a clinical-stage biopharmaceutical company. It has no approved products, has not generated any revenue from product sales, and does not maintain production, inventory or an order book. Accordingly, the requirement to describe material recent trends in production, sales, inventory, the state of the order book, and costs and selling prices is not applicable to the Company in the manner contemplated for a commercial-stage company. The following is a discussion of the known trends, uncertainties, demands, commitments and events that the Company’s management believes are reasonably likely to have a material effect on the Company’s results of operations, liquidity or capital resources, or that may cause the financial information reported in this Report not to be necessarily indicative of the Company’s future operating results or financial condition. This discussion should be read together with “—Operating Results,” “—Liquidity and Capital Resources” and “Item 3.D — Risk Factors.”

Continuing operating losses and dependence on external financing.

The Company has incurred operating losses and net cash outflows from operations since inception and expects to continue to do so for the foreseeable future as it advances its clinical-development program. The Company’s net loss for the year ended March 31, 2026 was approximately $6.89 million. Because the Company is pre-revenue, its ability to continue as a going concern and to fund its operations depends on its ability to raise additional capital, and there can be no assurance that financing will be available on acceptable terms, or at all. The Company expects this trend of operating losses and reliance on external financing to continue until such time, if ever, as one or more product candidates receive regulatory approval and are successfully commercialized.

Increasing research and development expenditure.

Research and development expenses increased to approximately $1,466,653 for the year ended March 31, 2026 from approximately $342,168 for the year ended March 31, 2025, reflecting accelerated activity in the Company’s Phase IIb clinical trial, including expanded site costs, patient-enrollment costs and study-management expenses. The Company anticipates that research and development expenditure will continue to increase in future periods as the Phase IIb Study advances toward its primary endpoints, additional trial sites are activated, and the Company prepares for a potential Phase III program. As a result, the Company’s research and development expense for the year ended March 31, 2026 is not necessarily indicative of expected future research and development expense.

Non-recurring expenses in the current year.

The Company’s results for the year ended March 31, 2026 include certain expenses that management does not expect to recur at comparable levels, including a net settlement expense of $1,500,000 in connection with the settlement of the KAOS Group shareholder dispute, and elevated professional and consulting fees attributable to that dispute and to a one-off no-fault termination payment. The Company expects professional and consulting fees to normalize in future periods as these non-recurring items do not recur. Conversely, general and administrative expenses, which decreased in the current year following the maturation of the corporate infrastructure established after the Company’s NASDAQ listing, are expected to stabilize at approximately current levels, though they may increase in line with the growth of the Company’s operations. For these reasons, the Company’s reported expenses for the year ended March 31, 2026 may not be indicative of future results.

Variability of the Australian research and development rebate.

The Company received a research and development cash rebate of approximately $292,247 for the year ended March 31, 2026 under the Australian Government’s Research and Development Tax Incentive program, compared with no rebate for the year ended March 31, 2025 and approximately $879,344 for the year ended March 31, 2024. Because the rebate is a function of qualifying Australian research and development expenditure and is subject to an annual application and continued eligibility, the amount and timing of any future rebate is expected to vary from period to period and is not necessarily indicative of amounts that may be received in future periods.

Liquidity, the White Lion equity line of credit and dilution.

As of March 31, 2026, the Company had cash of approximately $7,491,954 and positive working capital of approximately $8,487,385. The Company’s principal near-term source of external liquidity is its equity line of credit with White Lion Capital, LLC, the aggregate commitment under which was increased to up to $100,000,000 by Amendment No. 2 in November 2025, and to which an intraday purchase mechanic was added by Amendment No. 3 in April 2026. The Company’s ability to draw on the equity line is subject to the conditions and limitations of the purchase agreement, including conditions tied to the trading price and trading volume of the Common Shares, and the Company’s use of the facility, together with sales under any at-the-market or other equity program, is expected to result in dilution to existing shareholders and may place downward pressure on the trading price of the Common Shares. The extent to which the Company relies on these equity financing sources, and the dilutive effect thereof, is expected to be a continuing trend for so long as the Company remains pre-revenue.

Equity-method investment in PsyLabs.

From February 25, 2026, the Company has accounted for its investment in PsyLabs under the equity method as an investment in an associate, and recognizes its proportionate share of PsyLabs’ net income or loss in the Company’s results of operations. Because PsyLabs is a development-stage enterprise, the Company expects to record its share of PsyLabs’ losses for the foreseeable future, and the carrying amount of the investment and the amounts recognized in the Company’s results of operations may fluctuate materially from period to period. The recognition of equity-method results commenced part-way through the year ended March 31, 2026 and is therefore not reflected for a full period in the current year’s results.

Evolving regulatory and policy environment for psychedelic therapies.

The regulatory and policy environment for psychedelic therapies in the United States has been evolving rapidly, including as a result of the April 2026 federal executive order and related actions by the U.S. Food and Drug Administration to accelerate the development of, and access to, psychedelic therapies. While these developments may, over time, affect the competitive landscape, the timing of regulatory pathways and investor sentiment toward the sector, they do not change the statutory standards for approval of the Company’s product candidates, and their ultimate effect on the Company is uncertain. See “Item 3.D — Risk Factors.”

Other than as described above and elsewhere in this Item 5 and in “Item 3.D — Risk Factors,” the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the financial information reported in this Report not to be necessarily indicative of future operating results or financial condition.

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

A 10% adverse change in exchange rate would have resulted in a loss of $86,443 as of March 31, 2026.

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

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2026. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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

Name	Age	Position(s)
Jody Aufrichtig	53	Chief Executive Officer and Chairman of the Board
Warwick Corden-Lloyd	47	Chief Financial Officer and Director
Marc Balkin	52	Director
Graham Patrick	45	Director
Sashank Pillay	49	Director

Executive Officers

Warwick Corden-Lloyd has served as the Chief Financial Officer of the Company since January 25, 2024. Mr. Corden-Lloyd has also served as Chief Financial Officer of PGI from May 21, 2020 until his resignation in January 2024. Mr. Corden-Lloyd is a Chartered Accountant and Certified Project Manager. He has over 23 years of financial and regulatory experience working in public accounting, consulting and listed financial services companies in the US, UK and South Africa. He has been a consultant of PsyLabs, a privately-held company specializing in the production of psychedelic active pharmaceutical ingredients and extracts for research, clinical trials, and drug development and an affiliate of the Company, since April 2024 and a board member of Novaspore Ltd., a wholly owned subsidiary of PsyLabs, since March 2022. From May 2020 to January 2021, Mr. Corden-Lloyd was the Corporate Finance Advisor and Chief Financial Officer of MindHealth Biomed Corp, the predecessor company prior to PGI. Mr. Corden-Lloyd was previously the Vice President of Operations and Finance at Canopy Growth Africa, (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED) from May 2019 to May 2020. Whilst at Canopy Growth, he oversaw the Finance, Legal, Supply Chain, Human Resources, Quality Assurance and Regulatory, Project Management and Country Manager divisions. Prior to that he was Head of Financial Accounting at Capitec Bank, South Africa’s largest customer retail bank, from February 2015 to May 2019 where he was responsible for managing the financial and regulatory reporting, budgeting and financial accounting for the bank. Before working at Capitec Bank, he worked for PricewaterhouseCoopers International Limited in the US, UK and South Africa and for The Bank of New York Mellon Corporation in the UK. Mr. Corden-Lloyd received a Bachelor of Accounting from the University of Stellenbosch, South Africa in 2002, a Bachelor of Accounting Honours from the University of Natal, South Africa in 2003 and registered with the South African Institute of Chartered Accountants in 2006.

Jody Aufrichtig has served as Chairman of the Board of the Company since January 25, 2024 and CEO of the Company since October 15, 2025. He has served as Board Chairman at PGI, and also served as a PGI director, since May 21, 2020. Mr. Aufrichtig is a chartered accountant and experienced entrepreneur with extensive experience in emerging markets. He has served as a consultant of PsyLabs, a privately-held company specializing in the production of psychedelic active pharmaceutical ingredients and extracts for research, clinical trials, and drug development and an affiliate of the Company, since April 2024. Mr. Aufrichtig is the founder of MindHealth Biomed Corp and has built multiple award-winning businesses and created substantial shareholder value in cannabis, commercial and residential property, private equity, tourism, leisure and other industries. Prior to founding MindHealth Biomed Corp, he was the Managing Director of Canopy Growth Africa (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED)) from May 2018 until he led a management buyout of the African operations in April 2020. Mr. Aufrichtig founded Daddy Cann Lesotho (Pty) Limited in July 2017 and was granted a license by the Ministry of Health (Lesotho) to cultivate, manufacture, supply, hold, import, export and transport cannabis. Daddy Cann Lesotho (Pty) Limited was subsequently acquired by Canopy Growth Corporation in May 2018. In 2000, Mr. Aufrichtig co-founded Indigo Properties, a business focused on commercial and residential property, tourism and leisure. Mr. Aufrichtig holds a Bachelor of Accounting and a Bachelor of Accounting Honours from the University of Cape Town, South Africa and is registered with the South African Institute of Chartered Accountants. He is well-qualified to serve as a director because of his extensive commercial and corporate experience in a broad variety of areas including finance and mergers and acquisitions and has served as a director and chairman of other publicly traded companies.

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

Graham Patrick has served as a director of the Company since December 1, 2025. Mr Patrick is a qualified attorney, conveyancer and notary with extensive experience in fiduciary oversight, good governance, management and cross-border transactions. He is a Partner at Stonehage Fleming, a global advisory business and adviser to many of the world’s leading families and wealth creators, and heads up their Mauritius office where he acts as chairperson and director for Stonehage Fleming (Mauritius) Limited and its subsidiaries. His career spans legal, financial, wealth and fiduciary industries. He currently holds board and other regulatory appointments for several companies across multiple areas of business and jurisdictions, including the British Virgin Islands, Mauritius, Seychelles and South Africa. Graham holds degrees in commerce and law, a postgraduate diploma in financial planning and is a member of the Fiduciary Institute of Southern Africa.

Sashank Pillay has served as a director of the Company since February 20, 2026. Following the Company’s sizable investment in PsyLabs, the Company appointed Mr. Pillay to the Board of Directors given his experience in cultivation and production project execution, design, construction, operations management and logistics, and knowledge of international controlled substance regulatory frameworks, quality management, logistics and supply chain management and customs and import/export facilitation. Prior to his appointment at PsyLabs, Mr Pillay served as the Country Manager (Lesotho) at Canopy Growth Africa, (a wholly owned subsidiary of Canopy Growth Corporation (NYSE: CGC / TSX: WEED), where he managed community and government relations liaison for governmentally licensed commercial cannabis and psilocybin cultivation and production facilities in Southern Africa. Whilst at Canopy Growth Africa, he also oversaw the Southern African production, cultivation, quality assurance, regulatory, project management, logistics and distribution divisions.

B. Compensation

The following tables and discussions relate to the compensation paid to or earned by our executive officers and directors who were serving during the financial year ended March 31, 2026.

Dr. Neil Maresky previously served as chief executive officer of the Company until October 15, 2025, following his resignation as chief executive officer of the PGI. Warwick Corden-Lloyd currently serves as chief financial officer of the Company following his resignation as chief financial officer of PGI. Jody Aufrichtig currently serves as Director, CEO and Executive Chairman of the Company. Dr. Maresky, Mr. Corden-Lloyd and Mr. Aufrichtig are referred to collectively in this information statement as our “named executive officers.”

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

Summary Compensation Tables

The following table summarizes the compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended March 31, 2026.

Name and principal position	Year	Salary (US$)	Bonus (US$)	Option awards (US$)	Stock Awards (US$)(1)		Nonequity incentive plan compensation (US$)	All other compensation (US$)		Total (US$)
Neil Maresky (Chief Executive Officer until October 15, 2025, transitioned to Global Head, Clinical Development)	2026	360,000	-	-	77,528	(2)	-	440,000	(3)	877,528

Jody Aufrichtig (Executive Chairman, and Chief Executive Officer from October 15, 2025) (Representing Aquacap Limited)	2026	253,333	140,000	-	41,961	(4)	-	-		435,294

Warwick Corden-Lloyd (Chief Financial Officer) (Representing CordenLloyd Consulting Pty Ltd)	2026	208,000	85,000	-	24,238	(5)	-	-		317,238

Other than as set forth in the foregoing table, the named executive officers have not received compensation pursuant to any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments, any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors, or any arrangement for the compensation of directors for services as consultants or experts.

The following table summarizes the compensation awarded to, earned by, or paid to our directors for the fiscal year ended March 31, 2026.

Name and principal position	Year	Fees (US$)	Stock Awards (US$)(1)		Total (US$)
Marc Balkin – Director (representing Balkin and Co Pty Ltd)	2026	288,336	18,065	(6)	306,401

Christopher Bull – Director (Resigned December 1, 2025)	2026	67,746	21,940	(7)	89,686

Graham Patrick – Director (Appointed December 1, 2025)	2026	15,000	-		15,000

Seth Feuerstein – Director (Resigned February 20, 2026)	2026	25,000	6,450	(8)	31,450

Sashank Pillay – Director (Appointed February 20, 2026)	2026	3,750	-		3,750

(1)	The amounts reported in the “Stock awards” column represent the aggregate grant date fair value of the restricted stock units (RSUs) granted to the named executive officers during year ended March 31, 2026 computed in accordance with IFRS. The stock awards value was based on the share price on the date of grant of RSUs. Note that the amounts reported in these columns reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the named executive officers from the stock RSUs.

(2)	This represents an aggregate of 3,922 RSUs granted during the year, with vesting dates as follows: 276 – April 17, 2025; 1,067 – April 1, 2026; 222 – April 17, 2026; 1,067 – October 1, 2026 and 1,290 - April 1, 2027.

(3)	In October 2025 Dr. Neil Maresky transitioned from his role as Chief Executive Officer and Director of the Company to serve as the Company’s Global Head, Clinical Development, where he leads the Phase IIb Study and clinical trial development programs. Pursuant to an consultancy agreement entered into on November 1, 2025 with the Company. The fees represented here include amounts agreed between Dr. Mareksy and the Company in lieu of no-fault termination payments which would otherwise have been payable to him under the terms of his employment contract.

(4)	This represents an aggregate of 2,179 RSUs granted during the year, with vesting dates as follows: 177 – April 17, 2025; 585 – April 1, 2026; 123 – April 17, 2026; 585 – October 1, 2026 and 709 - April 1, 2027.

(5)	This represents an aggregate of 1,225 RSUs granted during the year, with vesting dates as follows: 90 – April 17, 2025; 332 – April 1, 2026; 69 – April 17, 2026; 332 – October 1, 2026 and 402 - April 1, 2027.

(6)	This represents an aggregate of 915 RSUs granted during the year, with vesting dates as follows: 52 – April 17, 2025; 253 – April 1, 2026; 52 – April 17, 2026; 253 – October 1, 2026 and 402 - April 1, 2027.

(7)	This represents an aggregate of 1,110 RSUs granted during the year, with vesting dates as follows: 63 – April 17, 2025; 1,047 – December 1, 2025.

(8)	This represents an aggregate of 325 RSUs granted during the year, with 19 RSUs vesting before resignation and the remainder being cancelled upon resignation.

Employment, Consulting and Management Agreements

As of the date of this Report, the Company had the following employment, consulting and management agreements in place with its named executive officers:

Jody Aufrichtig – Chief Executive Officer & Board Chairman

The Company, its wholly-owned subsidiary, Biomed II, Jody Aufrichtig (as principal) and Aquacap Limited (as consultant) entered into a consulting agreement dated January 25, 2024 (the “Aquacap Agreement”), pursuant to which Mr. Aufrichtig performed the services of the Executive Chairman of the Board and Chief Development Officer. The Aquacap Agreement base fee was $200,000 per annum. Effective December 1, 2025, The Aquacap Agreement ’s base fee has been increased to $360,000 per annum for the services of Executive Chairman of the Board and Chief Executive Officer.

For each completed fiscal year of the Company, the Aquacap Agreement shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 50% to 100% of the Aquacap Agreement ’s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee.

Aquacap Limited or the Company may terminate the Aquacap Agreement at any time upon no less than sixty (60) days’ written notice to the other party. Additionally, the Company may terminate the Aquacap Agreement at any time without prior notice, for cause, subject to a ten business day cure period by Aquacap Limited.

The Company may terminate the Aquacap Agreement without cause, or in relation to a change of control at any time and Aquacap Limited may terminate the Aquacap Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay Aquacap Limited severance pay (in lieu of notice) equal to 12 months of Aquacap Limited’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to Aquacap Limited over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by Aquacap Limited as of the date of notice of termination for all active services rendered up to that date (calculated at target). Aquacap Limited shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by Aquacap Limited without good reason, Aquacap Limited shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to Aquacap Limited shall vest.

Mr. Aufrichtig shall not be entitled to any minimum termination entitlements required by the Ontario Employment Standards Act, 2000 (“ESA”), and no minimum termination entitlements contemplated in the ESA shall apply to the Aquacap Agreement.

All equity incentives granted to Aquacap Limited will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Aufrichtig.

Warwick Corden-Lloyd – Chief Financial Officer and Director

The Company, its wholly-owned subsidiary, Biomed II, Warwick Corden-Lloyd (as principal) and CordenLloyd Consulting (Pty) Ltd (as consultant, and an entity controlled by Mr. Corden-Lloyd) entered into a consulting agreement dated January 25, 2024 (the “CordenLloyd Agreement”), pursuant to which Mr. Corden-Lloyd shall perform the services of Chief Financial Officer of the Company. The CordenLloyd Agreement base fee was $180,000 per annum. Effective December 1, 2025, the CordenLloyd Agreement’s base fee has been increased to $264,000 per annum.

For each completed fiscal year of the Company, the CordenLloyd Agreement shall be eligible to receive an annual cash bonus based on a target bonus opportunity of 30% to 80% of the CordenLloyd Agreement ‘s annual base fee, based on the achievement of performance metrics approved by the Compensation Committee.

The Company may terminate the CordenLloyd Agreement without cause, or in relation to a change of control at any time and CordenLloyd Consulting (Pty) Ltd may terminate the CordenLloyd Agreement for good reason (as defined in the agreement), and in each such case the Company shall pay CordenLloyd Consulting (Pty) Ltd severance pay (in lieu of notice) equal to 12 months of CordenLloyd Agreement ’s base fee (as at the date of notice of termination) plus an additional amount equal to the aggregate annual bonuses paid to CordenLloyd Consulting (Pty) Ltd over the preceding 12 months (from the date of notice of termination) plus a prorated payment on account of any annual bonus targets already met by CordenLloyd Consulting (Pty) Ltd as of the date of notice of termination for all active services rendered up to that date (calculated at target). CordenLloyd Consulting (Pty) Ltd shall be entitled to exercise any vested stock options until the earlier of 1) the option expiry date or 2) a date which is 12 months from the effective date of termination, and if so required, the Company shall extend the option expiry date accordingly.

In the event of termination by the Company for cause or by CordenLloyd Consulting (Pty) Ltd without good reason, CordenLloyd Consulting (Pty) Ltd shall not be entitled to any severance pay or any other payments, and none of the unvested equity incentives granted to CordenLloyd Consulting (Pty) Ltd shall vest.

Mr. Corden-Lloyd shall not be entitled to any minimum termination entitlements required by the Ontario Employment Standards Act, 2000 (“ESA”), and no minimum termination entitlements contemplated in the ESA shall apply to the Corden-Lloyd Agreement.

All equity incentives granted to CordenLloyd Consulting (Pty) Ltd will be subject to accelerated vesting upon a change of control, upon termination by the Company without cause, or death of Mr. Corden - Lloyd.

Non-Executive Directors - Christopher Bull (resigned December 1, 2025), Marc Balkin, Dr Seth Feuerstein (resigned February 20, 2026), Graham Patrick and Sashank Pillay

Each of Christopher Bull, Marc Balkin, Dr Seth Feuerstein, Graham Patrick and Sashank Pillay have entered into letters of appointment on identical terms in their positions as non-executive directors (“NED”). Each of Christopher Bull’s, Marc Balkin’s and Dr Seth Feuerstein’s respective appointments under this letter is for an initial term commencing January 25, 2024 until the date of the following annual general meeting of the Company, unless terminated earlier by either party giving to the other one month’s prior written notice. Each of Graham Patrick’s and Sashank Pillay’s respective appointments under this letter is for an initial term commencing December 1, 2025 and February 20, 2026 respectively until the date of the following annual general meeting of the Company, unless terminated earlier by either party giving to the other one month’s prior written notice. Each NED’s appointment is further subject to the Company’s articles of association, and re-election to the board by the Company’s shareholders at the first annual general meeting of the Company.

Each NED is compensated for their services as a non-executive director in accordance with the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024, as supplemented by the performance metrics to be approved by the Compensation Committee of the Company in accordance with the Company’s rules and policies governing performance and bonus schemes (still to be adopted). Each of Mr. Patrick, Mr. Pillay and Dr. Feuerstein earn US$2,500 per month / US$30,000 per annum, Mr. Bull earned £6,250 per month / £75,000 per annum. Mr Balkin earned US$2,500 per month / US$30,000 per annum until July 31, 2025 and then US$16,667per month / US$200,000 per annum from August 1, 2025 onward. Each NED shall be entitled to an allocation of RSUs for the 2026 fiscal years (as applicable) to be determined by the Compensation Committee, which shall vest in tranches.

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

Equity Incentive Plans

The 2023 Equity Incentive Plan

The Company has adopted the Psyence Biomedical Ltd. 2023 Equity Incentive Plan (as amended by the Board on June 28, 2024 and November 12, 2024, and rectified by the Board on June 17, 2025 and May 4, 2026), which is referred to herein as the “Incentive Plan.” The following is a summary of the material features of the Incentive Plan.

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

Eligibility

Persons eligible to participate in the Incentive Plan are employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with the Company or its subsidiaries. As of the date of this report, approximately 11 individuals are eligible to participate in the Incentive Plan, which includes approximately 2 officers, 3 non-employee directors, and 6 consultants.

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

Share Reserve

The number of the Common Shares that may be issued under the Incentive Plan is equal to 15% of the aggregate number of the Common Shares issued and outstanding immediately after the Closing (calculated on a fully-diluted basis), or 538 Common Shares. On November 12, 2024, shareholders approved the increase of the number of Common Shares reserved for issuance under the Plan to 2,182. All of the shares initially available under the Incentive Plan may be issued upon the exercise of equity incentives.

The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and continuing until (and including) January 1, 2034, to a number equal to 15% of the issued and outstanding number of shares of the Company calculated as of December 31st of the calendar year immediately preceding the date of such increase, or a lesser number of shares as determined by the Board. Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired the Common Shares. The total number of shares available currently under the plan is 153,318.

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

Form S-8

On July 23, 2025, the Company filed with the SEC a registration statement on Form S-8 covering the Common Shares issuable under the Incentive Plan.

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

Independence of our Board of Directors

Three of our five directors are independent directors and our Board has an independent audit committee. The Board determines which members are “independent.” The Board has determined that each of Messrs. Balkin, Patrick and Pillay is “independent” as such term is defined under the Exchange Act and the rules of Nasdaq.

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

Audit Committee

Our audit committee (the “Audit Committee”) consists of Marc Balkin, Graham Patrick and Sashank Pillay. Mr. Balkin is an “audit committee financial expert” within the meaning of SEC regulations. Mr. Balkin serves as the chairperson of the Audit Committee. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board will examine each Audit Committee member’s scope of experience and the nature of their employment.

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

Compensation Committee

Our compensation committee (the “Compensation Committee”) consists of Marc Balkin, Graham Patrick and Sashank Pillay. The chair of the compensation committee is Graham Patrick.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) consists of Marc Balkin, Graham Patrick and Sashank Pillay. The chair of the Nominating and Corporate Governance Committee is Marc Balkin.

The Nominating and Corporate Governance Committee is governed by a written charter approved by the Board. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the Board for consideration and reviewing our corporate governance policies.

Special Committee

Our special committee (the “Special Committee”) consists of Marc Balkin, Graham Patrick and Sashank Pillay. The chair of the Special Committee is Marc Balkin.

The Special Committee is governed by a written charter approved by the Board. Our Special Committee is responsible for addressing certain shareholder-related and governance matter tasked with reviewing, considering, and responding to any concerns expressed by shareholders of the Corporation, including concerns relating to the Corporation’s corporate governance practices, the re-election of directors of the Corporation, and the nomination or election of other persons as directors of the Corporation and reviewing and considering any transactions proposed by the Corporation with related parties of the Corporation. The Special Committee operates in an advisory and oversight capacity and would make recommendations to the full Board for consideration and determination, consistent with the Board’s fiduciary duties and applicable law.

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

D. Employees

As at March 31, 2026, we had 12 employees and consultants, of which 12 individuals provide services to the Company through consulting agreements. These employees and consultants are located in Canada, Australia, the US, South Africa and Mauritius.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Common Shares on the date of this report:

	Number of Company	Number of Company	% of Company
	Common	Unvested	Common
Name of Beneficial Owner(1)	Shares	RSUs	Shares
Directors and Executive Officers
Warwick Corden-Lloyd	491	37,492		*
Jody Aufrichtig	885	57,869		*
Marc Balkin	357	14,713		*
Graham Patrick	-	-	-
Sashank Pillay	-	-	-
Neil Maresky (2)	1,565	12,357		*
All Directors and Executive Officers as a group (six individuals)	3,298	122,431		*

Notes:

(1)	Unless otherwise noted, the business address of each of those listed in the table above is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

(2)	Resigned as CEO during October 2025

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

Unless otherwise indicated, Psyence believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Common Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Common Shares as to which the holder has sole or shared voting power or investment power and also any Common Shares which the holder has the right to acquire within 60 days of the date of this report through the exercise of any option, warrant, convertible security or other right. As of June 17, 2026, there were 3,814,328 Common Shares issued and outstanding.

Number of
	Company	% of Company
	Common	Common
Name of Beneficial Owner	Shares	Shares
5% Holders
Psyence Labs Ltd	1,146,159	30.05%

To the knowledge of the Company, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to the Company, there are no arrangements regarding the operation of which may, at a subsequent date, result in a change in control of the Company.

B. Related Party Transactions

PsyLabs Investment

During the prior year ended March 31, 2025, the Company acquired 1,000 shares in PsyLabs in exchange for shares in the Company. The total consideration was 5,695 Company shares. Based on the listed share price of PBM’s common shares at the respective dates of issuance, the total fair value of shares issued was $722,033, which was recorded as the cost of the investment in PsyLabs.

PsyLabs is a private company headquartered in the British Virgin Islands focused on the production of psychedelic active pharmaceutical ingredients and extracts.

As at March 31, 2025, the Company determined the fair value of its investment in PsyLabs to be $745,000, based on a recent arm’s length subscription transaction by a third-party investor at $745 per PsyLabs share.

On April 15, 2025, the Company acquired an additional 250 shares in PsyLabs for total consideration of $500,000 in cash. On August 15, 2025, the Company acquired a further 1,750 shares for total consideration of $3,500,000 in cash. Following these acquisitions, the Company held 3,000 PsyLabs shares, representing approximately 16.46% of PsyLabs’ outstanding shares. This level of ownership did not, at that time, confer significant influence over PsyLabs, and accordingly the investment was classified as a financial asset measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9 – Financial Instruments.

The fair value of the investment, immediately prior to the events described under the Put Option Agreement below, was $5,172,000, based on a recent arm’s length subscription by a third-party investor at $1,724 (March 31, 2025 - $745) per PsyLabs share, representing a Level 2 input under IFRS 13 – Fair Value Measurement. An unrealized fair value gain of $427,000 (March 31, 2025 - $22,967) was recognized in the condensed consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2026.

Put Option Agreement and Transition to Associate

On July 3, 2025, the Company and PsyLabs entered into a put option agreement (the “Agreement”) pursuant to which PsyLabs was granted the right to require the Company to acquire up to 2,900 additional PsyLabs shares in exchange for newly issued common shares of the Company. The number of PBM shares to be issued was determined using the 30-day volume-weighted average price (“VWAP”) of PBM’s common shares as at close of business February 11, 2026, being $4.3624 per share, applied against a fixed consideration of $5,000,000, resulting in 1,146,159 PBM shares to be issued.

The transaction was consummated and 1,146,159 common shares of the Company were issued to PsyLabs on February 25, 2026 (the “Acquisition Date”), at which point all conditions under the Agreement were satisfied.

Acquisition Date and Significant Influence

The Acquisition Date is February 25, 2026, being the date on which PBM issued shares to PsyLabs and its ownership interest in PsyLabs increased from 16.46% to 27.93%. At this ownership level, the Company obtained significant influence over PsyLabs. Accordingly, from the Acquisition Date the investment is accounted for using the equity method in accordance with IAS 28 – Investments in Associates and Joint Ventures, and PsyLabs is classified as an associate of the Company.

Remeasurement of Previously Held Interest

Upon obtaining significant influence, the Company remeasured its previously held 3,000 PsyLabs shares to fair value as at the Acquisition Date. The fair value was determined at $1,724 per share, consistent with the most recent arm’s length subscription price, giving a remeasured carrying amount of $5,172,000. As this was equal to the FVTPL carrying amount immediately prior to the Acquisition Date, no additional fair value gain or loss was recognized on the previously held interest at the date of transition.

Consideration Transferred for Additional Shares

The consideration for the 2,900 newly acquired PsyLabs shares was the fair value of the 1,146,159 PBM common shares issued on the Acquisition Date. The fair value was measured using PBM’s quoted closing share price on February 25, 2026 of $2.56 per share. Total consideration transferred was therefore $2,934,167.

Initial Carrying Amount of Investment in Associate

The initial carrying amount of the investment in associate is determined as follows:

Initial Carrying Amount
Description	Shares	Amount
Previously held interest – remeasured to fair value at Acquisition Date	3,000	$5,172,000
Consideration transferred for additional shares acquired	2,900	$2,934,167
Total – Investment in Associate at Acquisition Date	5,900	$8,106,167

Equity Method – Post-Acquisition

From February 25, 2026, the Company recognizes its 27.93% proportionate share of PsyLabs’ post-acquisition profit or loss in the consolidated statement of profit or loss, with a corresponding adjustment to the carrying amount of the investment. For the period from the Acquisition Date to March 31, 2026, the Company recognized its share of PsyLabs’ net loss of $45,239, reducing the carrying amount of the investment accordingly.

Carrying Amount	Amount
Investment in associate at Acquisition Date (February 25, 2026)	$8,106,167
Share of associate net loss – February 25 to March 31, 2026	$(45,239)
Carrying amount at March 31, 2026	$8,060,928

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Common Shares and Warrants

The Common Shares and the Warrants are listed on Nasdaq under the symbols “PBM” and “PBMWW,” respectively. As of June 17, 2026, the closing price of our Common Shares was $3.09 and our Warrants was $0.0307.

B. Plan of Distribution

Not applicable.

C. Markets

Refer to “Offer and Listing Details” in Item 9.A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association and By-Laws

The following description of the material terms of the securities of the Company includes a summary of specified provisions of the Articles of Incorporation and amended and restated by-laws (“bylaws”) of the Company. This description is qualified by reference to the Articles of Incorporation and by-laws, copies of which are attached as exhibits to this Report and incorporated in this Report by reference to Item 10.B of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025. In this section, the terms “we,” “our” or “us” refer to the Company, and all capitalized terms used in this section are as defined in the Articles of Incorporation and bylaws, unless elsewhere defined herein.

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

Our authorized share capital consists of an unlimited number of Common Shares, each without par value. As of June 17, 2026, we have 3,814,328 issued and outstanding Common Shares.

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

C. Material Contracts

Material Contracts Relating to the Company’s Operations

The information set forth in Item 4.B. “— Licensing of PEX010 – Palliative Care” and “— Licensing of NPX-5 – Palliative Care” and “—Licensing of additional API for use in AUD and SUD” is incorporated herein by reference.

Southern Star MSA

On May 21, 2025, Psyence Australia, a wholly-owned subsidiary of the Company, entered into a Master Services Agreement (the “MSA”) with Southern Star Research. Under the MSA, whereby Southern Star Research will serve as the Company’s CRO for its Phase IIb Study.

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

Material Contracts Relating to the Company’s Financing

On July 25, 2024, the Company entered into a Common Shares Purchase Agreement (as amended, the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) establishing an equity line of credit. Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $25,000,000 in aggregate gross purchase price of newly issued Common Shares, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement.

Initially, the Company’s right to sell shares to White Lion commenced on the date of the execution of White Lion Purchase Agreement and extended until the earlier of (i) White Lion having purchased Common Shares equal to $25,000,000 and (ii) two years from the date of execution of the White Lion Purchase Agreement.

On November 4, 2025, the Company and White Lion entered into Amendment No. 2 to the White Lion Purchase Agreement. Amendment No. 2, among other things, increases the Company’s potential aggregate drawdown capacity, extends the commitment period, adds a volume-weighted average price (“VWAP”) purchase mechanic after certain funding thresholds are met (including a VWAP-based purchase price and per-notice caps tied to trading volume, subject to waiver), clarifies the timing of closings and funds flow, updates provisions relating to short sales, and makes other conforming changes. Amendment No. 2 also increased the Commitment Amount to up to one hundred million dollars ($100,000,000) of the Company’s Common Stock.

On April 19, 2026, the Company entered into Amendment No. 3 to the White Lion Purchase Agreement. Amendment No. 3 added a new purchase mechanism to the White Lion Purchase Agreement pursuant to which the Company may, during the commitment period, deliver an “Intraday Purchase Notice” (as defined therein) to White Lion, requiring White Lion to purchase a number of Common Shares not to exceed five percent (5%) of the VWAP.

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

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold the Common Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

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

A Canadian Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of our Common Shares may be liable for alternative minimum tax under the Canada Tax Act. Canadian Resident Holders that realize or could realize capital gains in connection with their Common Shares should consult their own tax advisors in this regard

If a Canadian Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Common Shares. Similar rules may apply where a Canadian Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns our Common Shares directly or indirectly through a partnership or a trust. Canadian Resident Holders to whom these rules may be relevant should consult their own tax advisors.

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

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not Applicable.

D. American Depository Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

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

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Attestation Report of the Registered Public Accounting Firm.

This Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting, as the Company is not required to obtain such an attestation pursuant to the rules of the Securities and Exchange Commission applicable to emerging growth companies and non-accelerated filers.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2026 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of Marc Balkin, Graham Patrick and Sashank Pillay. Mr. Balkin is an “audit committee financial expert” within the meaning of SEC regulations. Mr. Balkin serves as the chairperson of the Audit Committee. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board will examine each Audit Committee member’s scope of experience and the nature of their employment. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows.

	March 31, 2026	March 31, 2025
Audit fees	$158,926	$152,253
Audit-related fees	$-	$—
Tax fees	$-	$—
All other fees	$-	$—
Total	$158,926	$152,253

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

ITEM 16K. CYBERSECURITY

The Company has implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of its critical systems and information. The Company’s cybersecurity risk management measures are integrated into its overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

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

Cybersecurity Governance

The Board has general oversight power over cybersecurity issues and has delegated daily supervision responsibility to the Company’s Finance department. The Finance department, consisting of personnel with relevant expertise in cybersecurity management, oversees the implementation of the Company’s cybersecurity risk management measures and reports to the Board any material cybersecurity incidents. The Finance department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal and external security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited consolidated financial statements for the years ended March 31, 2026, March 31, 2025 and March 31, 2024.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Description of Registered Securities (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on July 29, 2024).
3.1	Certificate of Incorporation of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
3.2	Amended and Restated Bylaws of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
4.1	Specimen Share Certificate of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) (File No. 333-273553) filed with the SEC on November 13, 2023).
4.2	Specimen Warrant Certificate of Psyence Biomedical Ltd. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) (File No. 333-273553) filed with the SEC on November 13, 2023).
4.3	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-282468) filed with the SEC on October 2, 2024).
4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
4.5	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
4.6	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
4.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
10.6†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.7#	Research IP Agreement, by and between Psyence and Filament (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.8#	Commercial IP Term Sheet, by and between Psyence and Filament (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
10.9	Amendment to Engagement Letter, dated as of January 25, 2024, by and between J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.10	Fee Modification Agreement, dated as of January 25, 2024, by and between Cantor Fitzgerald & Co. and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.11	Amendment to Engagement Letter, dated as of January 25, 2024, by and between Maxim Group LLC and Psyence Group Inc. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.12	Form of Registration Rights Agreement, dated as of January 25, 2024, by and among Psyence Biomedical Ltd. and the investors party thereto (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.13	Form of General Security Agreement, executed by Psyence Biomedical Ltd. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.14	Form of Lock-Up Agreement, dated as of January 25, 2024, by and among Psyence Biomedical, Newcourt Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

10.15	Form of Senior Secured Convertible Note, dated as of January 25, 2024, issued by Psyence Biomedical Ltd. to the Investors (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).
10.16	Promissory Note, dated January 25, 2024, issued by Newcourt Acquisition Corp to Newcourt SPAC Sponsor LLC (incorporated by reference to Exhibit 10.3 to Newcourt Acquisition Corp’s Form 8-K (File No. 001-40929) filed with the SEC on January 31, 2024).
10.17	Form of Call Option Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Amendment No.3 to Registration Statement on Form F-1/A filed on May 10, 2024).
10.18	Warrant Exchange Agreement (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on July 29, 2024).
10.19	First Addendum to the License Agreement and Commercial Term Sheet, dated as of July 22, 2024, by and among the Company, Psyence Group Inc. and Filament Health Corp (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed with the SEC on July 24, 2024).
10.20	Common Stock Purchase Agreement, dated July 25, 2024, by and between the Company and White Lion (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on July 31, 2024).
10.21	Registration Rights Agreement, dated July 25, 2024, by and between the Company and White Lion (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on July 31, 2024).
10.22	First Addendum to the Securities Purchase Agreement and Senior Secured Convertible Notes (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F - 1 (File No. 333 - 281644) filed with the SEC on August 19, 2024).
10.23	License Agreement, dated September 3, 2024, by and between the Company and Psyence UK Group Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 5, 2024).
10.24	Share Purchase and Sale Agreement, dated September 17, 2024, by and between the Company and Psyence Group Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 20, 2024).
10.25	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Newcourt SPAC Sponsor, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.26	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Psyence Group. Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.27	First Addendum to Share Purchase and Sale Agreement, dated as of September 27, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence Labs Ltd (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.28	Termination Agreement, by and between the Company and the Signatories thereto, dated November 21, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on November 22, 2024).
10.29	First Addendum to Debt-for-Equity Swap Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd and Newcourt SPAC Sponsor, LLC and Newcourt Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed with the SEC on December 4, 2024).
10.30	First Addendum to Debt-for-Equity Swap Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd and Psyence Group, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed with the SEC on December 4, 2024).
10.31	Second Addendum to Share Purchase and Sale Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd., Psyence Group, Inc., and Psyence Labs Ltd. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 6-K filed with the SEC on December 4, 2024).
10.32	IP and Mutual Exclusivity Agreement, dated December 5, 2024, between the Company and Optimi Health Corp. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 19, 2024).
10.33	Quality Agreement, dated December 5, 2024 between the Company, Psyence Australia PTY Ltd., and Optimi Labs Inc. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on December 19, 2024).
10.34	Supply of Goods Agreement, dated December 5, 2024, between the Company and Optimi Health Corp. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed with the SEC on December 19, 2024).

10.35	Form of Securities Purchase Agreement, dated December 23, 2024, by and among Psyence Biomedical Ltd. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
10.36	Form of Registration Rights Agreement, dated December 23, 2024, by and among Psyence Biomedical Ltd. and the Holders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed with the SEC on December 31, 2024).
10.37	Letter Agreement between the Company and H.C. Wainwright & Co., LLC, dated July 25, 2024 (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form F-1 (File No. 333-284444) filed with the SEC on January 24, 2025).
10.38	Amendment and Extension to the Letter Agreement between the Company and H.C. Wainwright & Co., LLC, dated December 9, 2024 (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form F-1 (File No. 333-284444) filed with the SEC on January 24, 2025).
10.39	At the Market Offering Agreement between the Company and H.C. Wainwright & Co., LLC, dated March 4, 2025 (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form F-3 filed with the SEC on March 4, 2025 (File No. 333-285542)
10.40#^	Exit Deed between Psyence Australia Pty Ltd. And iNGENu CRO Pty Ltd., dated April 3, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on April 11, 2025).
10.41#^	Master Services Agreement between Psyence Australia Pty Ltd and Southern Star Research Pty Ltd, dated May 17, 2025 (incorporated by reference herein to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 11, 2025).
10.42	Exit Deed between Psyence Australia Pty Ltd. And iNGENu CRO Pty Ltd., dated April 3, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on April 11, 2025).
10.43	Master Services Agreement between Psyence Australia Pty Ltd and Southern Star Research Pty Ltd, dated May 17, 2025 (incorporated by reference herein to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on June 11, 2025).
10.44	Form of Subscription Agreement, dated August 15, 2025, by and between Psyence Biomedical Ltd. and Psyence Labs Ltd.(incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 5, 2025).
10.45	Amendment No. 2 to Common Stock Purchase Agreement between Psyence Biomedical Ltd. And White Lion Capital LLC, dated November 4, 2025 (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 10, 2025).
10.46	Loan Agreement, dated February 9, 2026, by and between Psyence Biomed II Corp. and Curiosum Ltd. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 2, 2026).
10.46	Settlement Agreement, dated February 9, 2026, by and among KAOS Capital Ltd., Adam Arviv, and Psyence Biomedical Ltd. (incorporated by reference to Exhibit 10.1to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 12, 2026).
10.47	Share Put Option and Amendment Agreement, dated February 13, 2026, by and between Psyence Biomedical Ltd. and PsyLabs Ltd. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 13, 2026).
10.48	Amendment No. 3 to Common Stock Purchase Agreement, dated April 19, 2026, by and between Psyence Biomedical Ltd. and White Lion Capital, LLC (filed herewith) (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 20, 2026).
10.49†	Psyence Biomedical Ltd. 2023 First Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 5, 2026).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on July 29, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed with the SEC on July 29, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer
21.1	List of Subsidiaries of Psyence (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333 - 276973) filed with the SEC on February 9, 2024).
23.1*	Consent of MNP LLP
97.1	Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the SEC on June 25, 2026).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

#	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

†	Indicates a management contract or compensation plan.

*	Filed herewith.

**	Furnished herewith

^	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Dated: June 22, 2026	PSYENCE BIOMEDICAL LTD.

	By:	/s/ Jody Aufrichtig
	Name:	Jody Aufrichtig
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for Psyence Biomedical Ltd. as of and for the Years ended March 31, 2026 and 2025

Page
Independent Auditor’s Report (PCAOB ID: 1930)	F-3
Consolidated Statements of Financial Position as at March 31, 2026 and March 31, 2025	F-5
Consolidated Statements of Net Income/(Loss) and Comprehensive Income/(Loss) for the fiscal years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-6
Consolidated Statements of Changes in Shareholder Equity (Deficit) for the fiscal years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-7
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2026, March 31, 2025 and March 31, 2024	F-9
Notes to the Consolidated Financial Statements	F-10

Psyence Biomedical Ltd.

Consolidated Financial Statements

For the years ended March 31, 2026, 2025 and 2024

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board. These consolidated financial statements contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, MNP LLP, are appointed by the audit committee to conduct an audit and their report follows.

“Jody Aufrichtig”
Chief Executive Officer

Toronto, Canada

June 22, 2026

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Psyence Biomedical Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Psyence Biomedical Ltd. (the “Company”) as at March 31, 2026 and 2025, and the related consolidated statements of net income/(loss) and comprehensive income/(loss), changes in shareholders’ equity/(deficit), and cash flows for the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2026 and 2025, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

June 22, 2026

Toronto, Canada

We have served as the Company’s auditor since 2023.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Consolidated Statements of Financial Position

As at March 31, 2026 and March 31, 2025

USD $	Note	As at March 31, 2026	As at March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	6	7,444,763	6,135,166
Restricted cash	6	47,191	35,964
Other receivables		109,779	137,348
Loan receivable	8	252,985	-
Prepaid expense	9	1,255,857	251,796
Total current assets		9,110,575	6,560,274
Non-current assets
Digital Assets	7	389,758	-
Equipment	10	6,059	11,096
Investment in Associate	11	8,060,928	-
Investment in Psyence Labs Ltd	11	-	745,000
TOTAL ASSETS		17,567,320	7,316,370
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	407,714	394,270
Derivative warrant liabilities	13	215,476	200,096
TOTAL LIABILITIES		623,190	594,366
SHAREHOLDERS’ EQUITY
Share Capital	14	78,747,983	61,752,305
Warrants Reserve	14	1,065,705	1,065,705
Options Reserve	14	117,890	-
Accumulated Deficit		(63,383,625)	(56,447,204)
Reserves		396,177	351,198
TOTAL SHAREHOLDERS’ EQUITY		16,944,130	6,722,004
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		17,567,320	7,316,370

Nature of operations (note 1)

Subsequent events (note 25)

Approved on behalf of Board of Directors

“Jody Aufrichtig”	“Warwick Corden-Lloyd”
Chief Executive Officer and Director	Chief Financial Officer and Director

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Consolidated Statements of Net Income/(Loss) and Comprehensive Income/(Loss)

For the years ended March 31, 2026, 2025 and 2024

USD $	Note	2026	2025	2024
Expenses
Sales and marketing		218,485	483,530	80,603
Research and development		1,466,653	342,168	954,593
General and administrative		892,264	1,209,847	557,904
Professional and consulting fees		3,654,843	1,623,209	1,158,484
Loss before other items		(6,232,245)	(3,658,754)	(2,751,584)
Other items
Other income	15	292,247	-	879,344
Other expense	16	(1,500,000)	-	-
Depreciation	10	(5,266)	(4,268)	(240)
Interest income		263,370	95,787	2,134
Interest expense		(9,522)	(9,270)	(52,941)
Foreign exchange loss		(1,144)	(7,317)	(2,695)
Listing expense	5	-	-	(41,481,605)
Transaction expense	5	-	-	(2,461,025)
Gain on debt settlement	14	-	-	281,500
Fair value gain/(loss) on convertible note	17	-	3,357,628	(5,157,397)
Fair value gain/(loss) on warrant liability	13	(15,380)	694,516	(306,250)
Fair value gain/(loss) on promissory notes	18	-	705,565	(108,288)
Fair value loss on warrant exchange	13	-	(185,064)	-
Fair value gain on investment in Psyence Labs Ltd	11	427,000	22,967	-
Fair value loss on digital assets	7	(110,242)	-	-
Share of losses from Associate	11	(45,239)	-	-
NET INCOME/(LOSS)		(6,936,421)	1,011,790	(51,159,048)
Other comprehensive income/(loss)
Foreign exchange gain/(loss) on translation		44,979	(9,859)	3,715
Other comprehensive income		-	-	191,982
TOTAL COMPREHENSIVE INCOME/(LOSS)		(6,891,442)	1,001,931	(50,963,351)
Income/(Loss) per share - basic and diluted		(12.56)	32.76	(29,214.06)
Weighted average number of outstanding shares - basic and diluted		552,282	30,887	1,744

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity/(Deficit)

For the years ended March 31, 2026, 2025 and 2024

USD $	Note	Number of shares	Share capital	Warrants Reserve	Reserves	Accumulated Deficit	Total shareholders’ equity (deficit)
Opening balance as at April 1, 2023	3	-	5,934,141	-	165,360	(6,299,946)	(200,445)
Issuance of shares to Psyence Group Inc	14	1,338	-	-	-	-	-
Issuance of shares to NCAC shareholders	5	2,086	37,336,416	-	-	-	37,336,416
Issuance of shares for debt settlement	14	40	718,500	-	-	-	718,500
Issuance of shares to third party advisors	14	119	2,136,340	-	-	-	2,136,340
Net loss for the year		-	-	-	-	(51,159,048)	(51,159,048)
Other comprehensive income		-	-	-	195,697	-	195,697
Balance, March 31, 2024		3,583	46,125,397	-	361,057	(57,458,994)	(10,972,540)

Opening balance as at April 1, 2024		3,583	46,125,397	-	361,057	(57,458,994)	(10,972,540)
Issuance of shares to third party advisors	14	94	241,379	-	-	-	241,379
Issuance of shares for convertible note	17	6,105	4,617,286	-	-	-	4,617,286
Issuance of warrants	17	-	-	682,482	-	-	682,482
Issuance of shares for ELOC, net of issuance costs	19	35,567	6,410,395	-	-	-	6,410,395
Issuance of shares for warrant exchange	13	177	192,060	-	-	-	192,060
Issuance of shares for promissory notes	18	15,926	2,084,927	-	-	-	2,084,927
Issuance of shares for Psyence Labs Ltd shares	11	5,695	722,033	-	-	-	722,033
Issuance of units for PIPE financing, net of issuance costs	20	7,629	273,179	1,468,872	-	-	1,742,051
Issuance of shares for warrant conversion	17,20	16,107	1,085,649	(1,085,649)	-	-	-
Net profit for the year		-	-	-	-	1,011,790	1,011,790
Other comprehensive loss		-	-	-	(9,859)	-	(9,859)
Balance, March 31, 2025		90,883	61,752,305	1,065,705	351,198	(56,447,204)	6,722,004

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

USD $	Note	Number of shares	Share capital	Warrants Reserve	Options Reserve	Reserves	Accumulated Deficit	Total shareholders’ equity (deficit)
Opening balance as at April 1, 2025		90,883	61,752,305	1,065,705	-	351,198	(56,447,204)	6,722,004
Issuance of shares to third party advisors	14	2,439	60,000	-	-	-	-	60,000
Issuance of shares for ELOC, net of issuance costs	19	1,051,973	13,964,060	-	-	-	-	13,964,060
Issuance of shares for investment in Associate	11	1,146,159	2,934,167	-	-	-	-	2,934,167
Share-based compensation	14	-	-	-	155,341	-	-	155,341
Issuance of shares on exercise of RSUs	14	1,823	37,451	-	(37,451)	-	-	-
Net loss for the year		-	-	-	-	-	(6,936,421)	(6,936,421)
Other comprehensive loss		-	-	-	-	44,979	-	44,979
Balance, March 31, 2026		2,293,277	78,747,983	1,065,705	117,890	396,177	(63,383,625)	16,944,130

The accompanying notes are an integral part of the Consolidated Financial Statements

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended March 31, 2026, March 31, 2025 and March 31, 2024

	Note	2026	2025	2024
Net (loss)/profit		(6,936,421)	1,011,790	(51,159,048)
Non-cash adjustment:
Fair value (gain)/loss on convertible note	17	-	(3,357,628)	5,157,397
Fair value loss/(gain) on warrant liability	13	15,380	(694,516)	306,250
Fair value (gain)/loss on promissory notes	18	-	(705,565)	300,270
Fair value loss on warrant exchange	13	-	185,064	-
Fair value gain on Psyence Labs Ltd	11	(427,000)	(22,967)	-
Fair value loss on Digital Assets	7	110,242	-	-
Share of losses from Associate	11	45,239	-	-
Gain on debt settlement	14	-	-	(281,500)
Share-based compensation	14	155,341	-	317,882
Third party advisors share issuance	14	60,000	241,379	-
Depreciation	10	5,266	4,268	240
Foreign exchange		44,979	(9,860)	3,660
Listing expense	5	-	-	41,481,605
Transaction expenses	5	-	-	2,100,830
Changes in working capital:
Other receivables		27,569	(95,601)	107,622
Loan receivable	8	(252,985)	-	-
Prepaids	9	(1,004,061)	70,330	(245,075)
Accounts payable and accrued liabilities	12	13,444	(360,932)	(1,035,498)
Cash used in operating activities		(8,143,007)	(3,734,238)	(2,945,365)

Additions to equipment	10	(229)	(9,877)	(5,727)
Increase in restricted cash	6	(11,227)	(6,353)	-
Investment in Digital Assets	7	(500,000)	-	-
Investment in Psyence Labs Ltd	11	(4,000,000)	-	-
Cash used for investing activities		(4,511,456)	(16,230)	(5,727)

Proceeds received from convertible note	17	-	1,000,000	2,500,000
Payment of promissory note	18	-	-	(150,000)
Net proceeds received from ELOC	19	13,964,060	6,410,395	-
Net proceeds received for unit issuances	20	-	1,742,051	-
Cash provided from financing activities		13,964,060	9,152,446	2,350,000

Change in cash and cash equivalents		1,309,597	5,401,978	(601,092)
Cash and cash equivalents, beginning of year		6,135,166	733,188	1,334,280
Cash and cash equivalents, end of year		7,444,763	6,135,166	733,188

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

On February 2, 2026, the Company consolidated its common shares and warrants on the basis of 6.25:1.

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

The Consolidated Financial Statements were authorized for issue on June 22, 2026 by the directors of the Company.

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

The Carve-out Financial Statements present the expenses and cash flows attributable to the clinical trial activities from April 1, 2023 to the Closing Date, and include allocations of certain transactions and balances.

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

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

The subsidiaries of the Company have been consolidated commencing the Closing Date and on March 31, 2026 for the purpose of these Consolidated Financial Statements are as follows:

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

This changed upon consummation of the BCA at which time the USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency. The functional currency of Psyence Biomed II and NCAC is USD $.

See change in accounting policy in note 3 for further details on the change in the Company’s presentation currency.

3. Material accounting policies

Financial instruments

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statements of financial position when the Company becomes a party to the financial instrument or derivative contract.

Summary of the Company’s classification and measurements of financial assets and liabilities:

Financial Assets and Liabilities	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Loan receivable	Amortized cost	Amortized cost
Investment in Psyence Labs Ltd	FVTPL	Fair value
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative warrant liabilities	FVTPL	Fair value

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Classification

The Company classifies its financial assets in the following measurement categories: i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); ii) those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in net loss or other comprehensive income/(loss).

The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets to collect contractual cash flows that meet the sole payments of principal and interest (“SPPI”) criterion. Financial assets and liabilities classified in this category are measured at amortized cost using the effective interest method.

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has irrevocably elected, at initial recognition or transition, to classify at FVTPL. This category would also include debt instruments of which the cash flow characteristics fail the solely payments of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets and liabilities in this category are recorded at fair value with changes recognized in net loss. The Company records its financial liabilities including derivatives, convertible loans and promissory notes at FVTPL. Derivatives are mandatorily recorded at FVTPL, whereas the Company has elected to record convertible loans and promissory notes at FVTPL.

Financial assets at fair value through other comprehensive income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income/(loss)  instead of through net loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments.

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

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

Impairment of financial instruments

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for other receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime. The Company assesses whether there has been a significant increase in credit risk since initial recognition or a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets with significant increase in credit risk since initial recognition and financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

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

Digital Assets

The Company holds digital assets in the form of cryptocurrencies, which are accounted for as intangible assets in accordance with IAS 38 – Intangible Assets. Although IAS 38 does not specifically address cryptocurrencies, management has determined that cryptocurrencies meet the definition of an intangible asset as they are identifiable, non-monetary assets without physical substance that are held for investment purposes and from which the Company expects future economic benefits.

The Company applies the revaluation model under IAS 38, whereby digital assets are carried at fair value at the revaluation date less any subsequent accumulated impairment losses. Fair values are determined by reference to quoted prices on active cryptocurrency exchanges, representing Level 1 inputs under the fair value hierarchy in accordance with IFRS 13 – Fair Value Measurement. Revaluations are performed at each reporting date to ensure the carrying amount does not differ materially from fair value.

Under the revaluation model, increases in carrying amount arising from revaluation are recognized in other comprehensive income and accumulated in a revaluation surplus within equity, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss, in which case the increase is recognized in profit or loss. Decreases in carrying amount are recognized in profit or loss, except to the extent that they reverse a previously recognized revaluation surplus in equity, in which case the decrease is recognized in other comprehensive income.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

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

The closing rate used as at March 31, 2024 was $0.7380.

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

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

For the purpose of presenting these Consolidated Financial Statements, the assets and liabilities of the subsidiary are translated into USD $ at the exchange rates prevailing at the end of the reporting period. Income and expenses are translated at the average rates for the period. The differences from translating subsidiaries are recorded in reserves.

Income/(loss) per share

The Company presents basic and diluted income/(loss) per share data for its common shares. Basic income/(loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, using treasury method for equity instruments and if-converted method for convertible debentures, warrants and share options issued.

Share-based compensation

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

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will comply with all conditions attached to the grant.

The Company participates in the Australian Federal Government’s Research and Development Tax Incentive Program, which provides a rebate of up to 43.5% on eligible research and development expenditures incurred in Australia. The rebate is treated as a government grant in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and is recognized as other income when the conditions of the program are satisfied and receipt of the rebate is reasonably assured.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

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

Investment in Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investment in its associate is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately. The consolidated statement of net income/(loss) and comprehensive income/(loss) reflects the Company’s share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of the Company’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the consolidated statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate. The aggregate of the Company’s share of operating results of an associate is shown on the face of the consolidated statement of net income/(loss) and comprehensive income/(loss) and represents net income or loss after tax and non-controlling interests in the subsidiaries of the associate. The consolidated financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statement of operations and comprehensive loss.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statement of net income/(loss) and comprehensive income/(loss).

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Investment in PsyLabs

As at March 31, 2025, the Investment in PsyLabs was accounted for as a financial instrument through FVTPL with changes in fair value recorded in the Consolidated Statement of Net Income/(Loss) and Comprehensive Income/(Loss).

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

Amendments to the Classification and Measurement of Financial Instruments (“Amendments to IFRS 9 and IFRS 7”)

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 which clarify the date of recognition and derecognition of some financial assets and liabilities with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for certain instruments with contractual terms that can change cash flows such as instruments with features linked to the achievement of environment, social and governance targets; and update the disclosures for equity instruments designated at FVOCI. Amendments to IFRS 9 and IFRS 7 is effective for periods beginning on or after January 1, 2026, with early adoption permitted. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

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

The Company has determined the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that did not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was estimated by the closing trading price $17,895.14/share of the Company’s common shares listed on the NASDAQ on January 25, 2024.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.

●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly impact its returns.

●	The size of the Company’s equity ownership and voting rights, including potential voting rights.

●	The size and dispersion of other voting interests, including the existence of voting blocks.

●	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or Stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at FVTPL.

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

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

Going concern

At the end of each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern and operate in the normal course by reviewing the Company’s performance, resources and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s assessment are derived from actual operating results along with industry and market trends.

Impairment of investment in associate

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for investment in associate, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

5. Reverse takeover transaction with NCAC

On January 25, 2024 the Company completed the RTO Transaction (See Note 1). As disclosed in Note 4, the RTO Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NCAC is a non-operating entity that does not meet the definition of a business under IFRS 3. The excess of the consideration paid over the net liability acquired together with any transaction costs incurred for the Transaction is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments. The fair value of the consideration paid was determined by the closing trading price $17,895.14/share of the NCAC’s common shares listed on the NASDAQ on January 25, 2024.

Accordingly, upon consummation of the BCA the Company issued 2,086 common shares in exchange for the outstanding ordinary shares held by NCAC stockholders.

The calculation of listing expenses is as follows:

Listing Expense
Consideration paid:
Shares issued to NCAC shareholders	2,086
Total consideration shares issued	2,086
Fair value of the common shares	$17,895.14
Deemed consideration amount for the common shares issued	$37,336,416

Net identifiable liabilities acquired:
Cash and cash equivalent	$203
Accounts payable and accrued liabilities	$(2,136,505)
NCAC promissory note (Note 18)	$(1,413,529)
Derivative warrant liabilities (Note 13)	$(595,358)
Net liabilities acquired	$4,145,189

Listing expense	$41,481,605

The listing expense has been included in the consolidated statements of net loss and comprehensive loss.

Transaction expenses included in the consolidated statements of net loss and comprehensive loss are others costs of $2,461,025 in connection with the RTO Transaction composed of legal, banking, professional fees and costs related to the settlement of carved-out assets and liabilities from Psyence Group. Some payments to brokers and advisors were in the Company’s shares upon RTO at the closing trading price on January 25, 2024 (Refer Note 14).

6. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	March 31, 2026	March 31, 2025
Unrestricted cash held with chartered banks	7,444,763	6,135,166
Restricted cash	47,191	35,964
Total	7,491,954	6,171,130

●	unrestricted cash is held with chartered banks and

●	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $65,000 (March 31, 2025 – Canadian Dollars $50,000) in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the consolidated statements of financial position.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

7. Digital Assets

During the year ended March 31, 2026, the Company deposited $500,000 onto a financially regulated digital asset custody platform and used these funds to acquire a portfolio of cryptocurrencies. The portfolio is held for investment purposes.

The following table summarizes the Company’s digital asset holdings as at March 31, 2026:

Asset	Symbol	Quantity	Fair Value per Unit	Fair Value	Cost	Revaluation Decrease
Bitcoin	BTC	3.25	$68,235	$221,762	$272,445	$(50,683)
Ethereum	ETH	35	$2,104	$73,634	$97,402	$(23,768)
Solana	SOL	1,024	$83	$85,064	$120,855	$(35,791)
Tether	USDT	1,000	$1	$1,000	$1,000	-
USD Coin	USDC	1,000	$1	$1,000	$1,000	-
Cash (USD)		7,298	$1	$7,298	$7,298	-
Total				$389,758	$500,000	$(110,242)

The revaluation decrease expense has been included in the consolidated statements of net loss and comprehensive loss.

8. Loan Receivable

On February 9, 2026, the Company entered into a Loan Agreement with Curiosum Ltd., a private corporation (“Curiosum” or the “Borrower”), pursuant to which the Company advanced a loan of $251,110 to Curiosum (the “Loan”). The Loan was advanced on February 9, 2026.

The Loan arose directly from the settlement agreement dated February 9, 2026 between the Company and KAOS Capital Ltd. (the “KAOS Settlement”). Under the KAOS Settlement, the Borrower agreed to purchase 50,220 common shares of PBM held by the KAOS Group at US$5.00 per share, for a total purchase price of $251,110 (See Note 16). The Loan proceeds were directed to fund this share repurchase.

Loan Terms
Principal amount	$251,110
Maturity date (3 month term)	May 9, 2026
Interest rate (RBC Prime Rate + 1% per annum)	5.45%

Loan Carrying Amount
Loan principal	$251,110
Accrued interest receivable	$1,875
Loan receivable	$252,985

Subsequent to year end, the Loan was repaid in full.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

9. Prepaid expenses

Prepaid expenses include the following amounts:

	March 31, 2026	March 31, 2025
Funds held in trust with attorneys	718,400	-
Prepaid expenses	537,457	251,796
Total	1,255,857	251,796

10. Equipment

Computer equipment
Cost
At March 31, 2024	5,727
Additions	9,877
At March 31, 2025	15,604
Additions	229
At March 31, 2026	15,833

Accumulated Depreciation
At March 31, 2024	(240)
Charge for the year	(4,268)
At March 31, 2025	(4,508)
Charge for the year	(5,266)
At March 31, 2026	(9,774)

Carrying Value
At March 31, 2025	11,096
At March 31, 2026	6,059

11. Psyence Labs Ltd. Investment and Investment in Associate

During the prior year ended March 31, 2025, the Company acquired 1,000 shares in Psyence Labs Ltd. (“PsyLabs”) in exchange for shares in the Company. The total consideration was 5,695 Company shares. Based on the listed share price of PBM’s common shares at the respective dates of issuance, the total fair value of shares issued was $722,033, which was recorded as the cost of the investment in PsyLabs.

PsyLabs is a private company headquartered in the British Virgin Islands focused on the production of psychedelic active pharmaceutical ingredients and extracts.

As at March 31, 2025, the Company determined the fair value of its investment in PsyLabs to be $745,000, based on a recent arm’s length subscription transaction by a third-party investor at $745 per PsyLabs share.

On April 15, 2025, the Company acquired an additional 250 shares in PsyLabs for total consideration of $500,000 in cash. On August 15, 2025, the Company acquired a further 1,750 shares for total consideration of $3,500,000 in cash. Following these acquisitions, the Company held 3,000 PsyLabs shares, representing approximately 16.46% of PsyLabs’ outstanding shares. This level of ownership did not, at that time, confer significant influence over PsyLabs, and accordingly the investment was classified as a financial asset measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9 – Financial Instruments.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

The fair value of the investment, immediately prior to the events described under the Put Option Agreement below, was $5,172,000, based on a recent arm’s length subscription by a third-party investor at $1,724 (March 31, 2025 - $745) per PsyLabs share, representing a Level 2 input under IFRS 13 – Fair Value Measurement. An unrealized fair value gain of $427,000 (March 31, 2025 - $22,967) was recognized in the condensed consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2026.

Put Option Agreement and Transition to Associate

On July 3, 2025, the Company and PsyLabs entered into a put option agreement (the “Agreement”) pursuant to which PsyLabs was granted the right to require the Company to acquire up to 2,900 additional PsyLabs shares in exchange for newly issued common shares of the Company. The number of PBM shares to be issued was determined using the 30-day volume-weighted average price (“VWAP”) of PBM’s common shares as at close of business February 11, 2026, being $4.3624 per share, applied against a fixed consideration of $5,000,000, resulting in 1,146,159 PBM shares to be issued.

The transaction was consummated and 1,146,159 common shares of the Company were issued to PsyLabs on February 25, 2026 (the “Acquisition Date”), at which point all conditions under the Agreement were satisfied.

Acquisition Date and Significant Influence

The Acquisition Date is February 25, 2026, being the date on which PBM issued shares to PsyLabs and its ownership interest in PsyLabs increased from 16.46% to 27.93%. At this ownership level, the Company obtained significant influence over PsyLabs. Accordingly, from the Acquisition Date the investment is accounted for using the equity method in accordance with IAS 28 – Investments in Associates and Joint Ventures, and PsyLabs is classified as an associate of the Company.

Remeasurement of Previously Held Interest

Upon obtaining significant influence, the Company remeasured its previously held 3,000 PsyLabs shares to fair value as at the Acquisition Date. The fair value was determined at $1,724 per share, consistent with the most recent arm’s length subscription price, giving a remeasured carrying amount of $5,172,000. As this was equal to the FVTPL carrying amount immediately prior to the Acquisition Date, no additional fair value gain or loss was recognized on the previously held interest at the date of transition.

Consideration Transferred for Additional Shares

The consideration for the 2,900 newly acquired PsyLabs shares was the fair value of the 1,146,159 PBM common shares issued on the Acquisition Date. The fair value was measured using PBM’s quoted closing share price on February 25, 2026 of $2.56 per share. Total consideration transferred was therefore $2,934,167.

Initial Carrying Amount of Investment in Associate

The initial carrying amount of the investment in associate is determined as follows:

Initial Carrying Amount Description	Shares	Amount
Previously held interest – remeasured to fair value at Acquisition Date	3,000	$5,172,000
Consideration transferred for additional shares acquired	2,900	$2,934,167
Total – Investment in Associate at Acquisition Date	5,900	$8,106,167

Equity Method – Post-Acquisition

From February 25, 2026, the Company recognizes its 27.93% proportionate share of PsyLabs’ post-acquisition profit or loss in the consolidated statement of profit or loss, with a corresponding adjustment to the carrying amount of the investment. For the period from the Acquisition Date to March 31, 2026, the Company recognized its share of PsyLabs’ net loss of $45,239, reducing the carrying amount of the investment accordingly.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Carrying Amount

Amount
Investment in associate at Acquisition Date (February 25, 2026)	$8,106,167
Share of associate net loss – February 25 to March 31, 2026	$(45,239)
Carrying amount at March 31, 2026	$8,060,928

12. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	March 31, 2026	March 31, 2025
Trade payables	229,509	261,937
Accrued liabilities	84,684	50,481
Provisions	93,521	81,852
Total	407,714	394,270

13. Derivative warrant liabilities

The Company has two classes of warrant liabilities outstanding: Public Warrants and Private Warrants. As of March 31, 2026 and 2025, there were 3,322 warrants issued and outstanding, consisting of 3,169 Public Warrants and 153 Private Warrants. Each warrant is exercisable to purchase one common share at a price of $42,963.28 per share. Due to warrants having a cashless exercise feature, the warrants are treated as a liability.

During the prior year ended March 31, 2025, the Company entered into the Warrant Exchange Agreement. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 177 Common Shares in exchange for the surrender and cancellation of 177 Public Warrants held by the Holder. The warrants exchange resulted in a loss of $185,064 which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

Public Warrants: The fair value of the Public Warrants is determined based on the observable market price, as they continue to be traded on the Nasdaq under the symbol “PBMWW.” Changes in fair value during the years ended March 31, 2026, March 31, 2025 and March 31, 2024, have been recognized in the consolidated statements of income/(loss) and comprehensive income/(loss).

Private Warrants: The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, using the following main assumptions:

	Warrant Inputs at March 31, 2026	Warrant Inputs at March 31, 2025
Share price	$2.46	$29.89
Expected dividend yield	Nil	Nil
Exercise price	$42,963.28	$42,963.28
Risk-free interest rate	4.21%	4.21%
Expected life	3.00	4.00
Expected volatility	59.98%	59.98%
Expiry date	January 25, 2029	January 25, 2029

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

At March 31, 2026 the fair value of the Public and Private Warrants was $215,476 (March 31, 2025 - $200,096) and $nil (March 31, 2025 - $nil), respectively. A fair value loss of $15,380 (March 31, 2025 gain of $694,516) was recognized on the consolidated statements of income/(loss) and comprehensive income/(loss).

The expected volatility was based on implied volatility of the Public Warrants.

As at March 31, 2026, the derivative warrant liability was reconciled as follows:

Derivative warrant liability – Public and Private Warrants

	Number	Amount ($)
At listing January 25, 2024	3,499	595,358
Fair value loss	-	306,250
Opening balance April 1, 2024	3,499	901,608
Warrant exchange	(177)	(6,996)
Fair value gain	-	(694,516)
Balance as at March 31, 2025	3,322	200,096
Fair value loss	-	15,380
Balance as at March 31, 2026	3,322	215,476

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2024	3,346	$42,963.28	153	$42,963.28
Warrant exchange	(177)	$42,963.28	-	$42,963.28
Balance, March 31, 2025	3,169	$42,963.28	153	$42,963.28
Balance, March 31, 2026	3,169	$42,963.28	153	$42,963.28

The following warrants were outstanding and exercisable at March 31, 2026:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
January 25, 2024	January 25, 2029	$42,963.28	3,322	3,322

14. Share capital

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

On February 2, 2026, the Company consolidated its common shares and warrants on the basis of 6.25:1.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

As at March 31, 2026, there were 2,293,277 (March 31, 2025 – 90,883) issued and outstanding Common Shares.

Common shares

	Note	Number	Amount ($)
Opening balance April 1, 2023	3	-	5,934,141
Share issuance to PGI		1,338	-
Share issuance to NCAC shareholders	5	2,086	37,336,416
Shares issued for debt settlement		40	718,500
Shares issued to third party advisors		119	2,136,340
Balance as at March 31, 2024		3,583	46,125,397
Shares issued on conversion of convertible note	17	6,105	4,617,286
Shares issued on conversion of convertible note warrants	17	3,660	639,954
Shares issued for ELOC	19	35,024	6,692,495
Commitment shares ELOC	19	543	187,500
Share issuance costs for ELOC	19	-	(469,600)
Warrant exchange	13	177	192,060
Shares issued to third party advisors		94	241,379
Shares issued on conversion of PGI promissory notes	18	7,562	988,569
Shares issued on conversion of NCAC promissory notes	18	8,364	1,096,358
Shares issued for PsyLabs share exchange	11	5,695	722,033
Shares issued for PIPE financing	20	7,629	313,628
Share issuance costs for PIPE financing	20	-	(40,449)
Shares issued for PIPE pre-funded warrants exercised	20	12,447	511,690
Shares issuance costs for PIPE pre-funded warrants exercised	20	-	(65,995)
Balance as at March 31, 2025		90,883	61,752,305
Shares issued to third party advisors		2,439	60,000
Shares issued for ELOC	19	1,051,973	14,545,896
Share issuance costs for ELOC	19	-	(581,836)
Share issuance for Associate	11	1,146,159	2,934,167
Exercise of RSUs		1,823	37,451
Balance as at March 31, 2026		2,293,277	78,747,983

On January 25, 2024, because of the completion of the RTO Transaction, the Company issued 1,338 Common Shares to PGI, 2,086 to the previous shareholders of NCAC and 159 to third party advisors (see Note 5).

Payments to advisors of NCAC was settled in the Company’s shares upon RTO Transaction at the closing price. Accounts payable of $2,136,505 acquired from NCAC as part of the RTO Transaction was settled through the issuance of 119 shares at a fair value of $17,895.14 per share on January 25, 2024.

An amount of $1,000,000 owing by the Company for services provided in relation to the RTO Transaction was settled through the issuance of 40 common shares at a fair value of $17,895.14. A gain on settlement of $281,500 was included in the consolidated statements of net loss and comprehensive loss relating to this advisor settlement.

The opening balance of equity is the net parent investment which represents the net financings that the Company received from PGI to fund it’s operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with PGI, all of which did not require repayments.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

In the year ended March 31, 2026 a payment to an advisor was settled in the Company’s shares upon delivery of services which was measured at the closing price at date of service. 2,439 shares at a fair value of $24.61 per share. In the year ended March 31, 2025 various payment to advisors were settled in the Company’s shares upon delivery of services which was measured at the closing price at each date of service. 94 shares at fair values between $1,830.61 - $3,399.70 per share were issued to the advisors. There was no gain or loss on the settlement of these shares.

c) Warrant Reserve

As at March 31, 2026, there were 41,790 (March 31, 2025 – 41,790) issued and outstanding Warrants.

		2025
Warrants	Note	Number	Amount ($)
Opening balance April 1, 2024		-	-
Warrants issued for convertible note Addendum	17	134	42,528
Warrants issued for convertible note Termination Agreement	17	3,660	639,954
Convertible note Termination Agreement warrants exercised	17	(3,660)	(639,954)
PIPE financing warrant issuance	20	52,597	1,686,372
PIPE financing warrant issuance costs	20	1,506	137,778
Issuance costs for PIPE financing warrants	20	-	(355,278)
PIPE pre-funded warrants exercised	20	(12,447)	(511,690)
Issuance costs for PIPE pre-funded warrants exercised	20	-	65,995
Balance as at March 31, 2025 and 2026		41,790	1,065,705

The following warrants were outstanding and exercisable at March 31, 2026:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
August 20, 2024	August 20, 2026	$1,867.97	134	134
December 24, 2024	December 24, 2029	$99.63	20,075	20,075
December 24, 2024	December 24, 2026	$99.63	20,075	20,075
December 24, 2024	December 24, 2029	$124.53	1,506	1,506

d) Options Reserve

As at March 31, 2026, there were 9,636 (March 31, 2025 – nil) issued and outstanding RSUs.

RSUs

Number
Opening balance April 1, 2025	-
Issued during the year	11,765
Exercised during the year	(1,823)
Cancelled during the year	(306)
Balance as at March 31, 2026	9,636

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

RSU Issuances

On April 17, 2025 the Company issued 2,033 RSUs to executives, directors and consultants which are exercisable into common shares of the Company at no additional cost and are to vest as follows:

●	772 exercisable on April 17, 2025;

●	628 exercisable on April 17, 2026 and

●	633 exercisable on April 1, 2027.

The fair value of the RSUs was determined to be $44,384 based on the fair value of the Company’s common shares on the date of the grant. Upon exercise, the Company shall settle RSUs by way of common shares, with one (1) common share issued for every one (1) RSU exercised.

On October 1, 2025 the Company issued 9,732 RSUs to executives, directors and consultants which are exercisable into common shares of the Company at no additional cost and are to vest as follows:

●	3,244 exercisable on April 1, 2026;

●	3,244 exercisable on October 1, 2026 and

●	3,244 exercisable on April 1, 2027.

The fair value of the RSUs was determined to be $187,934 based on the fair value of the Company’s common shares on the date of the grant. Upon exercise, the Company shall settle RSUs by way of common shares, with one (1) common share issued for every one (1) RSU exercised.

The RSUs granted are accounted for as an equity instrument whereby share-based payments recognized in the consolidated statements of net loss and comprehensive loss are held in options reserve until exercised.

During the year ended March 31, 2026, $155,341 (March 31, 2025 - $nil) was expensed and recorded as share-based payments under professional fees and consulting fees and general and administrative in the consolidated statements of net loss and comprehensive loss on the vesting of RSUs. During the year ended March 31, 2026, 306 RSUs were cancelled upon a directors resignation and 1,051 RSUs were accelerated for vesting upon a directors resignation.

During the year ended March 31, 2024, $317,882 was recognized for options and RSUs granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss. This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company.

15. Other income

During the year ended, March 31, 2026, the Company received a research and development rebate of AUD $441,732 ($292,247) (March 31, 2025 - $nil and March 31, 2024 - AUD $1,336,622 ($879,344)) from the Australian Taxation office. The Company benefits from the Australian Federal Government’s Research & Development tax incentive program, which provides up to a 43.5% rebate on research and development expenses in Australia.

This rebate represents a government grant aimed at supporting research and development activities. Therefore, in accordance with IAS 20, Accounting for Governmental Grants and Disclosure of Government Assistance, the grant is recognized as income when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to it. These conditions were satisfied when the Company received the rebates.

16. Other expense

On February 9, 2026, the Company entered into a settlement agreement with KAOS Capital Ltd. and Adam Arviv (the “KAOS Group”) to resolve a shareholder dispute arising from allegations made by the KAOS Group in January 2026. The Company, its Board of Directors, and officers denied the allegations and any associated liability.

Under the terms of the settlement, the Company paid US$1,500,000 to the KAOS Group and agreed to facilitate the purchase of all 50,220 common shares of the Company held by the KAOS Group at US$5.00 per share (US$251,110) by a third party. The Company also released the KAOS Group from the obligation to pay a C$75,000 costs award that had been ordered by the Ontario Superior Court in favour of the Company. In exchange, the KAOS Group withdrew its allegations and provided a full mutual release of all claims, together with customary standstill and non-disparagement undertakings for a period of three years ending February 9, 2029.

The settlement has been funded from cash on hand. The total net settlement expense recognised in the year ended March 31, 2026 is $1,500,000.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

17. Convertible note liability

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

As a consideration to the Investor entering into the Addendum, the Company issued to the Investor 268 common shares valued at $523,000 based on the market price of the common shares on the date of issuance and 134 warrants to acquire common shares of the Company with a two-year expiry, exercisable at $1,867.97 per share. The warrants were valued at $42,528 using the Black-Scholes pricing model with the following assumptions:

Warrant Inputs at August 20, 2024
Share price	$1,953.90
Expected dividend yield	Nil
Exercise price	$1,867.97
Risk-free interest rate	3.93%
Expected life	2.00
Expected volatility	17.7%
Expiry date	August 20, 2026

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

As a consideration to the Investor entering into the Termination Agreement, the Company issued to the Investor 3,031 common shares valued at $489,598 based on the market price of the common shares on the date of issuance and 3,660 warrants to acquire common shares of the Company with nominal exercise price for a one-year period. The warrants were valued at $639,954 by the reference to the Company’s common share price.

The fair value of shares and warrants issued pursuant to the Termination Agreement as detailed above, was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

Between May and September 2024, the Company converted all outstanding balance of the First and Second Tranche Notes into common shares by issuing 2,806 common shares. The total additions to equity on conversion were $3,604,688.

The Company measured the fair value of the convertible loan liability before each conversion using Monte Carlo valuation model with the following main assumptions: expected dividend yield 0%, exercise price $1,400.98 - $2,002.84, risk free interest rate 3.63%- 5.23%, expected life 0.1 – 2.7 years.

The change in fair value resulted in a fair value gain of $nil (2025 – gain of $5,052,708, 2024 – loss of $5,157,397) which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

18. Promissory Notes

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

PGI Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 556 of common shares to extinguish $1,307,960 of PGI Note, representing a conversion price of $1,867.97 per share.

On October 25, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 226 of common shares to extinguish the remaining balance of PGI Note representing, a conversion price of $1,867.97 per share.

In accordance with the Debt for Equity Exchange Agreements entered into on September 30, 2024 and October 25, 2024, as amended, the Company will need to issue additional shares to PGI if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $1,867.97 per share (“PGI make whole payment”).

In December 2024, the Company issued 6,780 common shares to extinguish the PGI make whole payment.

The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $327,668 in the prior year which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

NCAC Note:

On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with NCAC Sponsor pursuant to which the Company issued 865 of common shares to extinguish the outstanding balance of NCAC Note, representing a conversion price of $1,867.97 per share.

In accordance with the Debt for Equity Exchange Agreements, as amended, the Company will need to issue additional shares to NCAC Sponsor if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $1,867.97 per share (“NCAC make whole payment”).

In December 2024, the Company issued 7,499 common shares to extinguish the NCAC make whole payment.

The issuance of shares pursuant to the Debt for Equity Exchange Agreements resulted in a fair value gain of $377,897 in the prior year which was recorded in the consolidated statements of income/(loss) and comprehensive income/(loss).

The fair value of the notes was calculated using a credit adjusted market borrowing rate. The fair value of both notes was $nil as at March 31, 2026 (March 31, 2025 - $nil). A fair value gain of $705,565 was recognized during the prior year in the statement of comprehensive income (March 31, 2024 ($108,288)).

19. ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (“ELOC”) agreement with White Lion Capital, LLC, amended to $100 million subsequently which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $100 million in shares up until December 31, 2027, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 543 common shares to White Lion at a fair value of $187,500 as a commitment fee in the prior year. These shares were accounted for as share issuance costs in the Consolidated Statement of Changes in Shareholders’ Equity/(Deficit).

During the year ended March 31, 2026, the Company issued 1,051,973 common shares (March 31, 2025 – 35,024) for total consideration of $14,545,896 (March 31, 2025 - $6,692,495. The Company incurred $581,836 (March 31, 2025 - $282,100) in cash settled share issuance costs.

20. PIPE Financing - Private Placement and Warrants

Private placement

On December 24, 2024, the Company completed a private placement with HC Wainwright & Co., LLC, raising gross proceeds of $2,000,000 through the issuance of:

●	7,629 common shares,

●	12,447 pre-funded warrants (each exercisable into one common share at a nominal exercise price), and

●	40,150 common share purchase warrants, comprising:

o	20,075 warrants with an exercise price of $99.63 and a 5-year term (expiring December 24, 2029), and

o	20,075 warrants with an exercise price of $99.63 and a 2-year term (expiring December 24, 2026).

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

The proceeds were allocated between the common shares and the warrants based on their relative fair values on the date of issuance. The fair value allocation was as follows:

Fair value allocation

Component	Allocated Amount
Common shares	$313,628
Pre-funded warrants	$511,690
Warrants	$1,174,682
Total gross proceeds	$2,000,000

Fair value allocation assumptions

The common shares were estimated using the share price on date of issuance - $121.05.

The pre-funded warrants and the warrants were estimated using a Black Scholes valuation model using the following estimates:

	Pre-funded warrants	Warrants with 5 year expiry	Warrant with 2 year expiry
Share price	$121.05	$121.05	$121.05
Expected dividend yield	Nil	Nil	Nil
Exercise price	$0.00	$99.63	$99.63
Risk-free interest rate	3.63%	3.63%	3.63%
Expected life	-	5.00	2.00
Expected volatility	100%	100%	100%
Expiry date	-	December 24, 2029	December 24, 2026

Share Issuance Costs

The Company incurred $257,949 in cash settled share issuance costs, which were allocated proportionately to the equity instruments issued. The portion related to the common shares, $40,449, was deducted from share capital, and the portion related to the warrants, $217,500, was deducted from the warrant reserve. The Company also incurred $137,778 in warrant settled issuance costs, 1,506 warrants, which was allocated to warrant reserve.

Pre-funded Warrant Exercise

During the prior year ended March 31, 2025, all 12,447 pre-funded warrants were exercised. An amount of $511,690, representing the fair value originally allocated to the pre-funded warrants, was reclassified from warrant reserve to share capital upon exercise. An amount of $66,003 of share issuance costs was reallocated to share capital upon exercise.

All instruments issued in the private placement were classified as equity instruments, as they did not contain any contractual obligations to deliver cash or other financial assets and met the fixed-for-fixed condition.

21. Capital management

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

Total managed capital is as follows as at March 31, 2026 and 2025:

	2026	2025
Share capital	78,747,983	61,752,305
Total	78,747,983	61,752,305

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

22. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the years ended March 31, 2026 and March 31, 2025:

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	March 31, 2026	March 31, 2025	March 31, 2024
Short term benefits	1,082,942	984,697	465,702
Share-based compensation	78,384	-	233,295
Total	1,161,326	984,697	698,997

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. Share-based compensation is RSUs granted to key management personnel.

The March 31, 2024 share-based compensation was recognized for options and restricted stock units granted by Psyence Group under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company.

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

23. Income tax note

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2025 – 26.5%) to the effective tax rate is as follows:

	2026	2025	2024
Net Income/(Loss) before recovery of income taxes	(6,936,421)	1,011,790	(51,159,048)

Expected income tax (recovery)/expense	(1,838,152)	268,124	(13,557,148)
Difference in foreign tax rates	18,182	6,871	966
Listing expense	-	-	10,992,625
Non-taxable fair value gain adjustment	-	(1,722,146)	-
Non-deductible R&D costs	345,121	-	-
Non-deductible loss on loan settlement	-	449,196	-
Share issue costs booked to equity	(154,187)	(246,802)	-
Other permanent expenses	(26,959)	1,787	2,061,001
Change in tax benefits not recognized	1,655,995	1,242,970	502,556
Income tax (recovery)/expense	-	-	-

The following table summarizes the components of deferred tax as at March 31, 2026 and 2025:

	2026	2025
Deferred tax asset
Non-capital losses carried forward-Canada	107,253	-
Deferred tax liability
Investment in Associate	(107,253)	-
	-	-

Unrecognized deferred tax asset

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Unrecognized deductible temporary differences	2026	2025
Equipment	9,774	4,508
Restricted interest and financing expenses – Canada	431,096	764,297
Share issuance costs and others	1,024,267	722,097
Investment in digital assets	110,242	-
Non-capital losses carried forward-Canada	10,298,392	4,248,226
Non-capital losses carried forward-Australia	439,334	431,349
	12,313,106	6,170,477

Share issuance and financing costs will be fully amortized in 2030.

The Company’s non-capital loss carry forwards will expire as noted in the table below:

Year of expiry	Canada	Australia
2044	364,008	-
2045	3,479,491	-
2046	6,454,894	-
Indefinite	-	439,334
Total	10,298,393	439,334

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

24. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.

●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Digital Assets	389,758	-	-	389,758
Derivative warrant liabilities – public warrants	215,476	-	-	215,476
Balance, March 31, 2026	605,234	-	-	605,234

	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	-	745,000	-	745,000
Derivative warrant liabilities – public warrants	200,096	-	-	200,096
Balance, March 31, 2025	200,096	745,000	-	945,096

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

Credit risk

Credit risk arises from cash, restricted cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

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

PSYENCE BIOMEDICAL LTD.

Consolidated Financial Statements

The following table set forth the maturity of the contractual obligations as at March 31, 2026 and after:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	Between 1 and 3 years
Accounts payable & accrued liabilities	407,714	407,714	407,714	-
Total contractual obligations	407,714	407,714	407,714	-

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

As at March 31, 2026, a 10% fluctuation in foreign exchange rates would result in a $86,443 impact to net loss and comprehensive loss.

25. Subsequent Events

On May 20, 2026, consultants and directors of the Company exercised 3,888 RSUs into common shares of the Company.

On June 1, 2026 the Company granted 141,552 RSUs to consultants and directors of the Company. This was granted pursuant to an equity incentive scheme implemented by the Company to incentivise consultants and employees.

Subsequent to year end the Company issued 1,517,163 shares for gross proceeds of $16,918,293 under the ELOC.